As filed with the Securities and Exchange Commission on December 30, 2009

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IMH FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Governing Instrument)

Delaware	6162	81-0624254
(State or Other Jurisdiction of incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4900 N. Scottsdale Rd #5000
Scottsdale, Arizona 85251
(480) 840-8400

(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant’s Principal Executive Offices)

Shane C. Albers
Chief Executive Officer
IMH Financial Corporation
4900 N. Scottsdale Rd #5000
Scottsdale, Arizona 85251
(480) 840-8400

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:
Peter T. Healy, Esq.
O’Melveny & Myers LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111
(415) 984-8833

Approximate Date of Commencement of Proposed Sale of the Securities to the Public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Common Stock, par value $0.01 per share			$341,086,253.51	$24,320
Class B-1 Common Stock, $0.01 par value per share
Class B-2 Common Stock, $0.01 par value per share
Class B-3 Common Stock, $0.01 par value per share
Class C Common Stock, $0.01 par value per share
Class D Common Stock, $0.01 par value per share

(1)	In accordance with Rule 457(o), the registration fee is calculated upon the basis of the maximum aggregate offering price of all securities listed in the table above, and the table does not include the number of shares of each class of IMH Financial Corporation being registered.
(2)	In accordance with Rule 457(f), the registration fee is calculated upon the basis of the sum of (i) the aggregate book value of IMH Secured Loan Fund, LLC as of September 30, 2009, the latest practicable date prior to the date of filing this registration state, and (ii) the aggregate book value of Investors Mortgage Holdings, Inc. as of September 30, 2009, the latest practicable date prior to the date of filing this registration statement.
(3)	Pursuant to Rule 457(i) under the Securities Act of 1933, as amended, there is no filing fee payable with respect to shares of common stock issuable upon conversion of the Class B-1 common stock, Class B-2 common stock, Class B-3 common stock, Class C common stock or Class D common stock because no additional consideration will be received in connection with such conversion.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this consent solicitation/prospectus is not complete and may be changed. IMH Financial Corporation may not distribute or issue the securities being registered pursuant to the registration statement of which this consent solicitation/prospectus is a part until the registration statement that is filed with the Securities and Exchange Commission is effective. This consent solicitation/prospectus is not an offer to distribute these securities and we are not soliciting offers to receive these securities in any jurisdiction where such offer or distribution is not permitted.

Consent Solicitation/Prospectus	SUBJECT TO COMPLETION, DATED DECEMBER 30, 2009

Strategic Transaction Proposed — Your Vote is Important

Dear IMH Secured Loan Fund, LLC Member:

On behalf of IMH Secured Loan Fund, LLC, or the Fund, it is my pleasure to request your written consent to a series of proposed transactions, or the Conversion Transactions, that will restructure the Fund’s financial and operational affairs. The manager of the Fund, Investors Mortgage Holdings Inc., or the Manager, believes these transactions will:

•	position the Fund to become a publicly traded corporation listed on the New York Stock Exchange, or NYSE;
•	create the opportunity for liquidity for members;
•	cause the Fund to be internally managed, which would eliminate conflicts and more fully align the interests of the Fund, the Manager and IMH Holdings, LLC, which is a holding company for other affiliates of the Manager;
•	create the opportunity for us to raise additional capital in the public markets, thereby enabling us to better acquire and originate commercial mortgage loans and other real estate related investment opportunities;
•	create the opportunity to achieve long term value for our stockholders through dividends and capital appreciation; and
•	create a board of directors comprised of a majority of independent directors, which will enhance our corporate governance.

The Conversion Transactions involve (i) the merger of the Fund, which is currently a Delaware limited liability company, into a newly-formed Delaware corporation named IMH Financial Corporation, and (ii) the acquisition by IMH Financial Corporation of all of the outstanding shares of the Manager, as well as all of the outstanding membership interests of IMH Holdings, LLC, or Holdings. In connection with the Conversion Transactions, the Manager has also approved a stock incentive plan, which we refer to as the 2010 IMH Financial Corporation Stock Incentive Plan, or the 2010 Stock Incentive Plan. Upon the consummation of the Conversion Transactions, we intend to raise capital through an initial public offering of IMH Financial Corporation common stock and to list our common stock on the NYSE; however, the initial public offering and listing of our common stock are not conditions to the consummation of the Conversion Transactions.

Enclosed you will find the notice of consent solicitation, consent solicitation/prospectus and consent to approve (i) the Conversion Transactions, including an agreement and plan of merger to implement the Conversion Transaction by and among the Fund, IMH Financial Corporation, the Manager and its stockholders, and Holdings and its members, which we refer to as the merger agreement, and (ii) the 2010 Stock Incentive Plan. The Manager has approved the Conversion Transactions and the 2010 Stock Incentive Plan, has determined that they are advisable and in the best interests of the Fund and its members, and recommends that you vote “FOR” their approval.

As a result of the merger of the Fund into IMH Financial Corporation, your membership units will be exchanged, at your election, for shares of Class B or Class C common stock of IMH Financial Corporation, or a combination thereof. The Class B common stock will be held by a custodian and divided into three separate series of Class B common stock, which will become eligible for conversion at your election into common stock, and subject to restrictions on transfer that lapse, at predetermined intervals of six, nine or 12 months following the consummation of an initial public offering. All shares of Class B common stock not previously converted to common stock and still outstanding on the 12-month anniversary of the consummation of an initial public offering will be entitled to a special dividend of $   per share of Class B common stock, or the Special Dividend, subject to the availability of legally distributable funds at that time. At any time after the expiration of the applicable transfer restriction period, any holder of Class B common stock may convert its Class B common stock into common stock by submitting a notice of conversion to the custodian and representing to the custodian that the holder has complied with the applicable transfer restrictions. Following the 12-month anniversary of the consummation of an initial public offering, each remaining outstanding share of Class B common stock will automatically convert into one share of common stock of IMH Financial Corporation.

There will be one series of Class C common stock which will also be held by the custodian and will either be redeemed for cash or converted into Class B common stock, as discussed below. Immediately following an initial public offering, we intend, in our sole discretion, to use up to 30% of the net proceeds from the offering (up to an aggregate of $50 million) to effect a pro rata redemption of Class C common stock (based upon the number of shares of Class C common stock held by each stockholder) at the initial public offering price, less selling commissions and discounts paid or allowed to the underwriters in the initial public offering. In the event that you elect to receive shares of Class C common stock and any of those shares of Class C common stock are redeemed, we expect that the amount you will receive per share will be less than the amount of your original investment in the Fund per unit and less than the current net asset value of the Fund per unit held by you. All shares of Class C common stock that are not so redeemed will automatically convert into shares of Class B common stock.

As a result of the Conversion Transactions, the current executive officers of the Manager will become the executive officers of IMH Financial Corporation. In addition, IMH Financial Corporation will purchase the ownership interests of the Manager and Holdings from these executive officers in exchange for an aggregate of     million shares of Class B common stock of IMH Financial Corporation, which will represent   % of the fully-diluted common stock of IMH Financial Corporation and will not be eligible to convert into common stock of IMH Financial Corporation for 12 months following the consummation of an initial public offering. We believe the Class B common stock held by the executive officers will more fully align their interests with IMH Financial Corporation in an internally managed structure.

Based on the number of outstanding membership units of the Fund as of December 28, 2009, we expect that IMH Financial Corporation will issue an aggregate of approximately          shares of Class B and Class C common stock in the Conversion Transactions.

Pursuant to this consent solicitation/prospectus, the Fund is asking you to approve:

(i)	the Conversion Transactions, including the adoption of the merger agreement, and
(ii)	the adoption of the 2010 Stock Incentive Plan.

At least a majority of the issued and outstanding membership units of the Fund entitled to vote must cast votes in favor of these proposals in order for them to be approved. The Manager (i) has approved the Conversion Transactions, the merger agreement and the 2010 Stock Incentive Plan, (ii) has determined that the Conversion Transactions, the merger agreement and the 2010 Stock Incentive Plan are advisable and in the best interests of the Fund and its members, and (iii) recommends that you vote “FOR” the approval of the Conversion Transactions, the merger agreement and the 2010 Stock Incentive Plan.

It is very important that your membership units in the Fund be represented in the consent solicitation. Therefore, you should complete and sign the enclosed consent and return it as soon as possible, and in any event no later than the date which is 30 days from the mailing date of this consent solicitation/prospectus in the enclosed postage-paid envelope, or vote by telephone by calling       or via the Internet by visiting www.        .com. This will ensure that your membership units in the Fund are represented in the tabulation of the votes.

The accompanying consent solicitation/prospectus contains important details about the Conversion Transactions and our business plans in the future. We encourage you to read carefully this entire consent solicitation/prospectus, including all of its annexes, and the section entitled “Risk Factors” beginning on page 32.

Sincerely,

/s/ Shane Albers

Shane Albers
Chief Executive Officer
Investors Mortgage Holdings Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities or passed upon the accuracy or adequacy of the disclosures contained in this consent solicitation/prospectus. Any representation to the contrary is a criminal offense.

This consent solicitation/prospectus is dated       , 2010, and is being first mailed to members on or about       , 2010.

IMH Secured Loan Fund, LLC

NOTICE OF CONSENT SOLICITATION

NOTICE IS HEREBY GIVEN that the members of IMH Secured Loan Fund, LLC are being requested to consider and vote on the following matters:

1.	a proposal to approve the Conversion Transactions, including the adoption of an agreement and plan of merger, by and among IMH Secured Loan Fund, LLC, IMH Financial Corporation, Investors Mortgage Holdings Inc. and its stockholders, and IMH Holdings, LLC and its members, or the merger agreement; and
2.	a proposal to adopt the 2010 IMH Financial Corporation Stock Incentive Plan.

The proposed Conversion Transactions are (i) the merger of IMH Secured Loan Fund, LLC with and into IMH Financial Corporation, with IMH Financial Corporation as the surviving entity, and (ii) the acquisition by IMH Financial Corporation of all of the outstanding shares of Investors Mortgage Holdings Inc. and all of the outstanding membership interests of IMH Holdings, LLC, in each case in exchange for shares of Class B common stock of IMH Financial Corporation. IMH Secured Loan Fund, LLC, through its manager, Investors Mortgage Holdings Inc., reserves the right to cancel or defer the Conversion Transactions even if the members of the Fund vote to approve the Conversion Transactions and the other conditions to the consummation of the Conversion Transactions are satisfied or waived.

Investors Mortgage Holdings Inc., the manager of IMH Secured Loan Fund, LLC, has (i) approved the Conversion Transactions, the merger agreement and adoption of the 2010 Stock Incentive Plan, and (ii) determined that the Conversion Transactions, the merger agreement and the 2010 Stock Incentive Plan are advisable and in the best interests of IMH Secured Loan Fund, LLC and its members, and (iii) recommends that the members of IMH Secured Loan Fund, LLC vote “FOR” the proposals to approve the Conversion Transactions and adopt the 2010 Stock Incentive Plan.

To ensure that your membership units in IMH Secured Loan Fund, LLC are represented, please complete, sign and date the enclosed consent and mail the consent promptly in the enclosed, postage-paid envelope, or vote by telephone by calling            or via the Internet by visiting www.          .com. Any executed but unmarked consents will be voted “FOR” the proposal to approve the Conversion Transactions and adopt the 2010 Stock Incentive Plan. The members of IMH Secured Loan Fund, LLC may not revoke their consent once it is provided. If your broker holds your membership units in IMH Secured Loan Fund, LLC in street name, you must either direct your broker on how to vote your membership units in the Fund or obtain a proxy from your broker to vote your membership units by completing the enclosed consent. Please check the voting form used by your broker for information on how to submit your instructions for membership units held in street name.

THE ADOPTION OF THESE PROPOSALS REQUIRES THAT THEY ARE APPROVED BY THE AFFIRMATIVE VOTE OF A MAJORITY OF THE OUTSTANDING MEMBERSHIP UNITS IN IMH SECURED LOAN FUND, LLC ENTITLED TO VOTE THEREON.

Important details concerning the matters upon which you are being asked to vote are set forth in the accompanying consent solicitation/prospectus for your inspection.

Investors Mortgage Holdings Inc. has fixed the close of business on           , 2010 as the record date for the determination of members of the Fund entitled to vote upon the proposals. Only the holders of record of membership units in IMH Secured Loan Fund, LLC as of the close of business on           , 2010, are entitled to notice of, and to vote on, the proposals.

Members of IMH Secured Loan Fund, LLC are encouraged to carefully read the accompanying consent solicitation/prospectus and complete the accompanying consent.

Your vote is important, no matter how many or how few membership units you own in IMH Secured Loan Fund, LLC.

By Order of the Board of Directors of
Investors Mortgage Holdings Inc.,

/s/ Steven Darak
Corporate Secretary

          , 2010
Scottsdale, Arizona

ADDITIONAL INFORMATION

This document, which is sometimes referred to as this consent solicitation/prospectus, constitutes a consent solicitation of IMH Secured Loan Fund, LLC, or the Fund, with respect to the solicitation of votes by the Fund for the proposals described within, and a prospectus of IMH Financial Corporation for the Class B and Class C common stock of IMH Financial Corporation to be issued in the Conversion Transactions. See the section entitled “Where You Can Find Additional Information” beginning on page 240. You may also obtain copies of the documents that we file with the Securities and Exchange Commission, or SEC, without charge, from the Fund by writing or calling:

IMH Secured Loan Fund, LLC
4900 N. Scottsdale Rd Suite 5000
Scottsdale, Arizona 85251
Attention: Investor Relations
(480) 840-8400

You also may obtain any documents incorporated by reference into this consent solicitation/prospectus by requesting them in writing or by telephone from the consent solicitor for the Conversion Transactions at the following address and telephone number:

To receive timely delivery of requested documents in advance of the voting deadline, you should make your request no later than           , 2010.

VOTING

The members of record of the Fund as of the close of business on the record date may submit their votes by completing the enclosed consent, signing and dating the consent and returning the consent in the enclosed, postage-paid envelope. You may also vote by telephone by calling            or via the Internet by visiting www.          .com.

If your membership units in the Fund are held in the name of a broker, bank or other nominee, then you are not the member of record and you must either direct your broker on how to vote your membership units in the Fund or obtain a proxy, executed in your favor, from the record holder. Please note that members who hold their membership units in the Fund in “street-name” (i.e., through a bank, broker or other nominee) may also be able to provide voting instructions to their street name holders by telephone or via the Internet by following the instructions provided by such nominee. The votes entitled to be cast by the holders of membership units in the Fund represented by properly authorized consents will be cast as indicated or, if no instruction is given on a properly authorized consent, it will be voted in favor of the Conversion Transactions and the adoption of the 2010 Stock Incentive Plan.

i

ANNEXES

ANNEX A	Agreement and Plan of Merger, by and among IMH Secured Loan Fund, LLC, IMH Financial Corporation, Investors Mortgage Holdings, Inc. and its Stockholders, IMH Holdings, LLC and its Members (to be filed by amendment).
ANNEX B	Form of Amended and Restated Certificate of Incorporation of IMH Financial Corporation (to be filed by amendment).
ANNEX C	Form of Bylaws of IMH Financial Corporation (to be filed by amendment).
ANNEX D	Form of 2010 IMH Financial Corporation Employee Stock Incentive Plan (to be filed by amendment).
ANNEX E	Form of Notice of Conversion (to be filed by amendment).

v

QUESTIONS AND ANSWERS ABOUT THE CONSENT SOLICITATION
AND THE CONVERSION TRANSACTIONS

Q:	Why am I receiving this consent solicitation/prospectus?
A:	Investors Mortgage Holdings Inc., the manager of IMH Secured Loan Fund, LLC, or the Manager, has approved a plan to merge IMH Secured Loan Fund, LLC, or the Fund, a Delaware limited liability company, with and into a newly incorporated Delaware corporation named IMH Financial Corporation, and to internalize the management of the Fund by acquiring all of the outstanding shares of common stock of the Manager, and all of the membership interests of IMH Holdings, LLC, or Holdings, a holding company for other affiliates of the Manager, as a result of which the Manager and Holdings would become wholly-owned subsidiaries of IMH Financial Corporation. We refer to these transactions as the Conversion Transactions. This document is a consent solicitation because it is being used by the Fund to solicit consents from the members of the Fund to approve the Conversion Transactions. It is a prospectus because IMH Financial Corporation is offering shares of Class B and Class C common stock in exchange for membership units in the Fund if the Conversion Transactions are consummated. The Fund is seeking approval from the holders of membership units in the Fund necessary to approve the Conversion Transactions.
Q:	What am I being asked to vote on?
A:	You are being asked to vote to approve (i) the Conversion Transactions, including adoption of the related merger agreement, as described below, and (ii) the 2010 Stock Incentive Plan.
Q:	Why are we undertaking the Conversion Transactions?
A:	The Manager’s reasons for undertaking the Conversion Transactions include, without limitation, the following:
•	to position the Fund to become a publicly traded corporation listed on the New York Stock Exchange, or NYSE:
•	to create the opportunity for liquidity for members of the Fund, who are currently restricted from redeeming their membership units in the Fund and have significant restrictions on their ability to transfer their membership units in the Fund;
•	to cause the Fund to be internally managed, which would eliminate conflicts and more fully align the interests of the Fund, the Manager and Holdings;
•	to create the opportunity for us to raise additional capital in the public markets, thereby enabling us to better acquire and originate commercial real estate mortgage loans and other real estate related investment opportunities;
•	to create the opportunity to achieve long term value for our stockholders through dividends and capital appreciation;
•	to create a board of directors comprised of a majority of independent directors, which will enhance our corporate governance;
•	to allow the members of the Fund to benefit from potential management fees, origination fees and points associated with the origination of new commercial mortgage loans, penalty fees and “gain on sale” fees and other income historically retained by the Manager and its affiliates;

•	to provide holders electing to receive Class C common stock in the Conversion Transactions with the potential to be redeemed in whole or in part if sufficient net proceeds are raised in an initial public offering; and
•	to provide the members of the Fund with what we believe to be a more efficient corporate structure within which to operate our business going forward.
Q:	What are the primary steps in the Conversion Transactions?
A:	The Conversion Transactions will be implemented through the following:
•	the merger of the Fund with and into IMH Financial Corporation, its newly-formed, wholly-owned subsidiary, with IMH Financial Corporation as the surviving entity, pursuant to which each membership unit you hold in the Fund will be exchanged, at your election, for shares of Class B common stock or shares of Class C common stock of IMH Financial Corporation or a combination thereof; and
•	the acquisition by IMH Financial Corporation of all of the outstanding shares of the Manager and all of the outstanding membership interests in Holdings, in exchange for an aggregate of million shares of Class B-3 common stock in IMH Financial Corporation, as a result of which the Manager and Holdings will become wholly-owned subsidiaries of IMH Financial Corporation.

We have attached a copy of an agreement and plan of merger, by and among IMH Secured Loan Fund, LLC, IMH Financial Corporation, Investors Mortgage Holdings Inc. and its stockholders, and IMH Holdings, LLC and its members, or the merger agreement, as Annex A. Copies of the forms of IMH Financial Corporation’s amended and restated certificate of incorporation and bylaws are attached as Annex B and Annex C, respectively, to this consent solicitation/prospectus.

Q:	What happens to the outstanding assets, liabilities and business of the Fund, the Manager and Holdings pursuant to the Conversion Transactions?
A:	Pursuant to the Conversion Transactions, the Fund’s assets, liabilities and business will become the assets, liabilities and business of IMH Financial Corporation. The assets, liabilities and business of the Manager and Holdings remain the respective assets, liabilities and business of the Manager and Holdings, but as a result of the Conversion Transactions, the Manager and Holdings will become wholly-owned subsidiaries of IMH Financial Corporation.
Q:	Are there other events and transactions expected to occur in connection with the Conversion Transactions?
A:	Yes. Following the consummation of the Conversion Transactions, we contemplate, among other things, that:
•	IMH Financial Corporation will apply to have its common stock listed on the NYSE;
•	after the consummation of an initial public offering, IMH Financial Corporation intends, in its sole discretion, to use up to 30% of the net proceeds from the initial public offering (up to an aggregate of $50 million) to effect a pro rata redemption of Class C common stock (based upon the number of shares of Class C common stock held by each stockholder) at the initial public offering price, less selling commissions and discounts paid or allowed to the underwriters in the initial public offering; all shares of Class C common stock that are not so redeemed will automatically be converted into shares of Class B common stock;

•	IMH Financial Corporation will seek to raise capital through an initial public offering of its common stock;
•	IMH Financial Corporation will adopt an investment policy that we believe will be more reflective of the current and anticipated opportunities and market conditions relevant to IMH Financial Corporation;
•	the executive officers of the Manager will become the executive officers of IMH Financial Corporation and enter into employment agreements with IMH Financial Corporation;
•	IMH Financial Corporation will appoint a seven-person board of directors, which we expect will be comprised of the two existing directors of the Manager, Shane Albers and William Meris, and as soon as practicable, five new directors who are expected to be considered independent under the rules of the New York Stock Exchange, or NYSE, and the Securities and Exchange Commission, or SEC.
•	the 2010 Stock Incentive Plan will be approved by the members of the Fund and implemented;
•	subject to the discretion of the board, IMH Financial Corporation will set a dividend policy that will provide for the payment of a quarterly dividend beginning after the first full quarter after the consummation of the Conversion Transactions and an initial public offering; and
•	IMH Financial Corporation will seek to pay a Special Dividend of $ per share of Class B Common Stock outstanding on the one year anniversary of the consummation of an initial public offering, subject to availability of legally distributable funds at that time.

The consummation of an initial public offering is not a condition to the Conversion Transactions. If we do not raise additional capital through the consummation of an initial public offering or otherwise, however, we may not be able to acquire or originate new loans or invest in other real estate related opportunities as contemplated, institute a dividend policy, or pay the Special Dividend.

Q:	What will I receive in connection with the Conversion Transactions?
A:	If the Conversion Transactions are consummated as contemplated, you will receive, at your election, shares of Class B or Class C common stock of IMH Financial Corporation in exchange for each membership unit in the Fund that you own on the record date. You may choose any combination of Class B or Class C common stock. If you elect to receive shares of Class B common stock in the Conversion Transactions, 25% will be shares of Class B-1 common stock, 25% will be shares of Class B-2 common stock, and 50% will be shares of Class B-3 common stock. No fractional shares of IMH Financial Corporation Class B or Class C common stock will be issued in the Conversion Transactions and no certificate for any fractional shares will be issued. Any holder of membership units in the Fund, stock in the Manager, or membership interests in Holdings who would otherwise be entitled to receive a fractional share of IMH Financial Corporation Class B or Class C common stock (after aggregating all fractional shares issuable to the applicable holder into shares of Class B-3 common stock) will, in lieu of any fractional share, be paid in cash the dollar amount (rounded up to the nearest whole cent), without interest, determined by multiplying such fraction by $ .

Q:	In general, what are the key terms of the Class B and Class C common stock in IMH Financial Corporation that will be issued in the Conversion Transactions?
A:	In general, the key terms of the IMH Financial Corporation Class B and Class C common stock to be issued in the Conversion Transactions include, without limitation, the following:
•	each share of Class B-1, Class B-2, Class B-3 and Class C common stock will be initially issued to a custodian for the benefit of the respective holders, each share of Class C common stock will be non-transferable, and each share of Class B common stock will be subject to certain restrictions on transfer or sale for six, nine or 12 months following the earlier of (i) the consummation of an initial public offering, and (ii) the 90th day after the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering, as described below;
•	after the consummation of an initial public offering, IMH Financial Corporation may, in its sole discretion, use up to 30% of the net proceeds of the initial public offering (up to an aggregate of $50 million) to effect a pro rata redemption of Class C common stock (based upon the number of shares of Class C common stock held by each stockholder) at the initial public offering price, less selling commissions and discounts paid or allowed to the underwriters in the initial public offering; all shares of Class C common stock that are not so redeemed will automatically be converted into shares of Class B common stock as follows: 25% of the outstanding shares of Class C common stock will convert into shares of Class B-1 common stock; 25% will convert into shares of Class B-2 common stock; and 50% will convert into shares of Class B-3 common stock, with any fractional shares first aggregated into shares of Class B-3 common stock and then any remaining fraction will be paid in cash as described above but based upon the initial public offering price per share, less selling commissions and discounts paid or allowed to the underwriters in the initial public offering;
•	at any time after the six-month anniversary of the earlier of (i) the consummation of an initial public offering, and (ii) the 90th day after the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering, all shares of Class B-1 common stock will be eligible to convert, at the option of the respective holders, into freely transferable shares of IMH Financial Corporation common stock, and may be so converted by a holder of Class B-1 common stock by sending a notice of conversion to the custodian and representing to the custodian that the holder has complied with the applicable transfer restrictions;
•	at any time after the nine-month anniversary of the earlier of (i) the consummation of an initial public offering, and (ii) the 90th day after the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering, all shares of Class B-2 common stock will be eligible to convert, at the option of the respective holders, into freely transferable shares of IMH Financial Corporation common stock, and may be so converted by a holder of Class B-2 common stock by sending a notice of conversion to the custodian and representing to the custodian that the holder has complied with the applicable transfer restrictions;
•	following the earlier of the twelve-month anniversary of the earlier of (i) the consummation of an initial public offering, and (ii) the 90th day after the board of directors of IMH Financial Corporation determines not to pursue an initial public offering, all outstanding shares of Class B-1, Class B-2 and Class B-3 common stock will automatically convert into freely transferable shares of IMH Financial Corporation common stock;

•	if, at any time after the five-month anniversary of the consummation of an initial public offering, our common stock price is greater than or equal to 125% of the offering price in an initial public offering for 20 consecutive trading days, all shares of Class B common stock, other than those shares held by our directors and executive officers, will be eligible to convert, at the option of the respective holders, into freely transferable shares of IMH Financial Corporation common stock if the holder has submitted a notice to the custodian that the holder has complied with the applicable transfer restriction;
•	the shares of Class B and Class C common stock will also automatically convert into unrestricted and freely transferable shares of IMH Financial Corporation common stock upon consummation of any “change in control” transaction, which generally includes (i) a merger of IMH Financial Corporation in which the IMH Financial Corporation’s holders of record do not immediately after such merger hold a majority of the voting power of the surviving corporation, (ii) any transaction in which 50% or more of IMH Financial Corporation’s voting power is transferred, or (iii) a sale of all or substantially all of the assets of IMH Financial Corporation, except to one or more affiliates of IMH Financial Corporation;
•	on the twelve-month anniversary of an initial public offering, we intend to pay, subject to the availability of legally distributable funds at that time, a one-time dividend equal to $ per share of for each share of Class B common stock then outstanding, which we refer to as the “Special Dividend”; the Special Dividend will not be payable if we do not consummate an initial public offering;
•	if any holder of Class B common stock submits a notice of conversion to the custodian but does not represent to the custodian that the holder has not violated the applicable transfer restrictions, all of the shares of Class B common stock owned by the holder will be automatically converted into Class D common stock and will not be entitled to the Special Dividend and will not be convertible into common stock until the 12 month anniversary of the consummation of the Conversion Transactions, and then, only if the holder submits a representation to the custodian that the holder has complied with the applicable transfer restrictions for the 90 days prior to such representation and is not currently in violation; similarly, if a holder’s shares of Class B common stock have been automatically converted into common stock as described above, then to withdraw or transfer those shares, the holder must provide a representation to the custodian that the holder has complied with the applicable transfer restrictions; if the holder does not make the representation then the custodian (i) will not release the shares for a period of 90 days thereafter, and then, only upon receipt of a representation that the holder has complied with the restrictions for the 90 days prior to such representation and is not currently in violation, and (ii) will return to IMH Financial Corporation the Special Dividend (if it has been declared and paid); and
•	if the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering, it may, beginning 90 days after that determination, convert up to 20% of the outstanding shares of Class C common stock into shares of freely tradeable common stock, with the remaining shares of Class C common stock automatically converting into shares of Class B common stock on the following basis: 25% would convert into Class B-1 common stock, 25% would convert into Class B-2 common stock and 50% would convert into Class B-3 common stock. The restrictions on transfer of the Class B Shares will continue for six, nine or 12 months following the 90th day after the board of directors makes the determination not to pursue an initial public offering.

Q:	How do the shares of Class B and Class C common stock differ from the common stock that we intend to issue in an initial public offering or other financing?
A:	IMH Financial Corporation Class B and Class C common stock will generally have the same powers, preferences, limitations and restrictions as IMH Financial Corporation common stock. However, while it is anticipated that shares of IMH Financial Corporation common stock will become listed and traded on a national securities exchange, we do not plan to list the Class B or Class C common stock on any exchange, nor do we intend to include the common stock in any automated quotation system. Therefore, we anticipate that no trading market for Class B and Class C common stock will develop. Rather, Class B common stock will become eligible for conversion to common stock at periodic intervals over a twelve-month period following consummation of an initial public offering. Unlike Class B common stock, the Class C common stock will be subject to redemption, in our discretion, following an initial public offering and will not be eligible for the Special Dividend, as discussed under the section entitled “Description of IMH Financial Corporation’s Capital Stock.” Our intent by establishing Class B and Class C common stock is to differentiate those stockholders who wish to become eligible to have all or a portion of their shares of common stock redeemed by us following consummation of the initial public offering, as compared to those who wish to hold their position, as well as become eligible for the Special Dividend.
Q:	Can members of the Fund choose to receive either Class B or Class C common stock in the Conversion Transactions?
A:	Yes. In connection with the consent solicitation, the members of the Fund may designate the percentage of whole shares of Class B and Class C common stock they wish to receive in exchange for their membership units. The members of the Fund may choose to receive any combination of Class B and Class C common stock by indicating in the consent attached to this consent solicitation/prospectus, subject to the limitation that each member will receive aggregate shares of Class B and Class C common stock in exchange for each membership unit in the Fund they hold.
Q:	What happens if a member fails to elect to receive either Class B or Class C common stock?
A:	If the Conversion Transactions are consummated, the members who do not specify whether to receive any shares of Class B or Class C common stock will automatically receive shares of Class B common stock in exchange for their membership units in the Fund.
Q:	Why do the shares of Class B common stock and Class C common stock have transfer restrictions?
A:	Because member redemptions have been suspended since October 1, 2008, absent such transfer restrictions, we are concerned that the sudden potential liquidity resulting from the Conversion Transactions could prevent the orderly marketing of our shares of common stock in an initial public offering and prevent the development of a sustainable trading market thereafter. Accordingly, we have adopted a conversion schedule, whereby all shares of Class B common stock will systematically become eligible to convert to common stock at predetermined intervals over a 12 month period. To reward owners of Class B common stock for their patience, we propose to declare and pay, subject to the availability of legally distributable funds, a Special Dividend of $ for each share of then outstanding Class B common stock to the holders of record on the one-year anniversary of the consummation of an initial public offering.

Q:	Once the transfer restrictions no longer apply to my shares of Class B common stock, how can I convert them into shares of common stock of IMH Financial Corporation?
A:	Once the applicable six or nine month transfer restrictions lapse, a holder of shares of Class B common stock may convert some or all of its shares of Class B common stock into freely transferable shares of IMH Financial Corporation common stock by sending a notice of conversion to the custodian and representing to the custodian that the applicable holder has complied with the transfer restrictions. Any shares of Class B common stock converted prior to the record date for the Special Dividend will not be eligible for the Special Dividend. If any holder of Class B common stock submits a notice of conversion to the custodian, but represents to the custodian that the holder has not complied with the applicable transfer restrictions, all shares of Class B common stock owned by the applicable holder will be converted into Class D common stock which may not be transferred or converted until the 12 month anniversary of the Conversion Transactions, and then, only if the applicable holder submits a representation to the custodian that the applicable holder has complied with the applicable transfer restrictions for the 90 days prior to such representation and is not currently in violation.
Q:	If my shares of Class B common stock automatically convert to shares of common stock, how do I transfer them from the custodian?
A:	If a holder’s shares of Class B common stock have been automatically converted into common stock as described above, then to withdraw or transfer those shares, the holder must provide a representation to the custodian that the holder has complied with the applicable transfer restrictions; if the holder does not make the representation then the custodian (i) will not release the shares for a period of 90 days thereafter, and then only upon receipt from the holder of a representation that the holder has complied with the transfer restrictions for the 90 days prior to such representation and is not currently in violation, and (ii) will return to IMH Financial Corporation the Special Dividend (if it has been declared and paid).
Q:	What are some of the risks associated with the Conversion Transactions?
A:	The risks associated with the Conversion Transactions include, without limitation, the following:
•	the potential conflicts of interest between the Fund and the Manager in approving the Conversion Transactions and valuing the Fund, the Manager and Holdings in the Conversion Transactions;
•	the absence of any arm’s length negotiation among the parties involved regarding the value or terms applicable to the Conversion Transactions;
•	the costs associated with seeking to effect the Conversion Transactions, whether or not the Conversion Transactions are consummated as contemplated;
•	the risk that the Conversion Transactions may not be consummated, which could harm the value of your membership units in the Fund;
•	the continued lack of liquidity in your investment in the membership units in the Fund and the stock of IMH Financial Corporation for a period of time, because of the limits on transferability and conversion after the consummation of the Conversion Transactions;
•	the potential volatility in the trading price of IMH Financial Corporation’s common stock following consummation of the Conversion Transactions;

•	as of the date of the consummation of the Conversion Transactions, the value of IMH Financial Corporation’s Class B or Class C common stock that you receive upon consummation of the Conversion Transactions in exchange for your membership units in the Fund will likely be less than your original investment in the membership units and the current net asset value per unit;
•	the possibility that the Conversion Transactions may not qualify for non-recognition treatment under the Internal Revenue Code of 1986, as amended, or the Code;
•	the expectation that the per-share price of an initial public offering will be less than both your original investment amount per unit in the Fund and the current net asset value per unit of the Fund;
•	the potential inability of IMH Financial Corporation to pay the Special Dividend to holders of Class B common stock that hold Class B common stock on the one-year anniversary of the consummation of an initial public offering;
•	the possibility that an initial public offering is not consummated on a timely basis, or at all, and the possibility that the initial public offering price or offering size may be unattractive to the holders of shares of common stock in IMH Financial Corporation;
•	there are important differences between your rights as an IMH Financial Corporation stockholder and your rights as a holder of membership units in the Fund as discussed under the section entitled “Comparison of the Rights of Holders of IMH Secured Loan Fund, LLC and IMH Financial Corporation”;
•	the raising of additional capital through the sale by IMH Financial Corporation of shares of its common stock will be dilutive to you; and
•	certain other risks described in this consent solicitation/prospectus under the section entitled “Risk Factors” beginning on page 32.

For more information regarding risks associated with the Conversion Transactions and IMH Financial Corporation, see the section entitled “Risk Factors” beginning on page 32.

Q:	Will the Conversion Transactions change the Fund’s business plan?
A:	Yes. As we have communicated to the members of the Fund, the Manager has recently sought to manage the assets of the Fund with an aim to preserve capital and potentially distribute cash to the members. As part of the proposed Conversion Transactions, the Manager intends to continue to manage the assets to preserve capital and liquidity in order to pursue IMH Financial Corporation’s revised investment policy. Under this policy, we expect to continue to focus on generating revenues and capital gains through the acquisition, origination and management of commercial real estate mortgage loans and real estate related investments. However, as soon as reasonably practicable after the consummation of the Conversion Transactions, we expect the board of directors to consider opportunities to make distributions to stockholders, subject to legally available funds and liquidity requirements. We also believe the consummation of the Conversion Transactions will more favorably position IMH Financial Corporation to take advantage of new and developing commercial real estate mortgage loan acquisition and origination opportunities in the current economic environment. We believe our current structure limits our ability to do so by making it more difficult for us to raise capital and, thus, limiting the number of attractive opportunities we may pursue. We also believe that the Conversion Transactions, together with the financing from an initial public offering, will better position us financially and operationally to pursue our strategies of maximizing income from our existing commercial mortgage loan portfolio as well as generating income through future investments in, and the active management of, a diversified investment portfolio of performing, distressed and non-performing commercial mortgage loans and other attractively priced real estate related investments that we believe are attractively priced. By doing so, we believe we can better reposition our portfolio assets to create the ability to pay regular dividends and increase our stockholder value. If we consummate the Conversion Transactions, but not an initial public offering, we may not be able to acquire or originate commercial mortgage loans or invest in other real estate related investment opportunities as contemplated without selling some or all of our existing portfolio assets, which may result in a loss in the event of a sale at this time or at some future time.
Q:	How does the Manager expect IMH Financial Corporation to benefit from management and other fees?
A:	Historically, the Manager and Holdings have operated independently of the Fund and revenue from both entities have specifically not benefitted the members of the Fund. In addition to the management fee that the Manager receives from the Fund, the Manager is also entitled to receive 100% of all origination fees and points associated with the origination of new mortgage loans and the modification or extension of existing mortgage loans, as well as 25% of all penalty fees and “gain on sale” events, pertaining to the disposition of portfolio assets. The Fund paid the Manager $430,000, $968,000 and $1.1 million, respectively, in management fees for each of the three years ended December 31, 2006, 2007, and 2008, and $481,000 in management fees for the nine months ended September 30, 2009. In addition, the Manager received origination and other fees and points in each of these periods. The Conversion Transactions are designed so that the fees the Fund currently pays to the Manager will instead be retained solely by IMH Financial Corporation following the consummation of the Conversion Transactions. Additionally, consummation of the Conversion Transactions also provides that 100% of the fees associated with loan origination, acquisition and modification, previously paid solely to the Manager, will instead inure to the sole benefit of IMH Financial Corporation following the consummation of the Conversion Transactions. Furthermore, Holdings, through subsidiaries, is reimbursed by the Fund for administrative services it provides to the Fund and collects management fees from, and has rights to participate in profits generated by, the Strategic Wealth Income fund, or SWI Fund. Similarly, the Conversion Transactions ensure that all revenue otherwise payable to Holdings will inure to the sole benefit of IMH Financial Corporation.
Q:	How do you intend to manage the Fund between the date of this consent solicitation/prospectus and the vote on the consummation of the Conversion Transactions?
A:	We intend to continue to manage the Fund in a manner designed to preserve the Fund’s liquidity and to position the Fund to consummate the Conversion Transactions. In the event that we sell any of our portfolio assets during this period, we contemplate retaining the net proceeds from those dispositions to address the Fund’s liquidity needs and to position the Fund to implement the investment strategies contemplated by this consent solicitation/prospectus pending the vote of the members on the Conversion Transactions. We do not anticipate making distributions or offering redemptions to the members of the Fund during this period.
Q:	Will the Manager continue to manage the business following the consummation of the Conversion Transactions?
A:	Pursuant to the Conversion Transactions, the Manager will become internalized and the same persons who currently manage our business for the Manager will manage our business following the consummation of the Conversion Transactions in their new capacities as executive officers and employees of IMH Financial Corporation. In connection with the consummation of the Conversion Transactions, the Manager will become a wholly-owned subsidiary of IMH Financial Corporation and the Manager’s directors, Shane Albers and William Meris, will become directors of IMH Financial Corporation, the Manager’s executive officers will become the executive officers of IMH Financial Corporation, and the operating agreement between the Fund and the Manager will be terminated. We also plan to appoint as soon as practicable five additional directors, who we expect will be considered independent under NYSE and SEC rules.
Q:	How will competition with the SWI Fund be addressed following the consummation of the Conversion Transactions and an initial public offering?
A:	Following the consummation of the Conversion Transactions, Holdings will become a wholly-owned subsidiary of IMH Financial Corporation, and Holdings will continue to own the manager of the SWI Fund. The SWI Fund is a real estate investment fund with target classes of investment that are substantially similar to ours. Our executive officers will also be the executive officers of SWI Management, LLC, or SWIM, a wholly-owned subsidiary of Holdings that is the manager of the SWI Fund. Upon consummation of the Conversion Transactions, any benefit SWIM receives from managing the SWI Fund, including receipt of management fees, will inure to the sole benefit of IMH Financial Corporation. SWIM will also have obligations to the SWI Fund and its members pursuant to the operating agreement between SWIM and the SWI Fund. In order to mitigate conflicts of interest between IMH Financial Corporation and the SWI Fund, SWIM has agreed that (i) prior to an initial public offering of IMH Financial Corporation common stock, SWIM will cease raising capital on behalf of the SWI Fund, and (ii) by the time of an initial public offering of IMH Financial Corporation common stock, SWIM will have invested substantially all of the capital of the SWI Fund or will return the uninvested capital to the members of the SWI Fund. SWIM will be allowed to retain reasonable reserves for the benefit of the SWI Fund and to use the reserves for committed investments (including programmatic investments), additional investments in existing assets, management fees and other obligations of the SWI Fund. The net proceeds from the sale or other disposition of investments held by the SWI Fund will be distributed to the members of the SWI Fund and not reinvested.
Q:	How much common stock does IMH Financial Corporation contemplate issuing in exchange for all of the outstanding shares in the Manager and all the outstanding membership interests in Holdings, and by what process was that number determined?
A:	IMH Financial Corporation contemplates paying an aggregate of million shares of Class B-3 common stock to the stockholders of the Manager in exchange for purchasing all of their shares in the Manager and to the members of Holdings in exchange for all of their membership interests in Holdings. The aggregate purchase price being paid by IMH Financial Corporation for the Manager and Holdings is based upon the Manager’s assessment of reasonable compensation based on assets under management, management fees and termination fees paid in other internalization transactions, and will be subject to the receipt by the Manager, on behalf of the members of the Fund, of a fairness opinion from Sutter Securities Incorporated, or Sutter Securities, that the acquisitions of Manager and Holdings are fair from a financial point of view to IMH Financial Corporation and to the stockholders of IMH Financial Corporation (other than the prior owners of the Manager and Holdings). The fairness opinion would be subject to various assumptions, qualifications and limitations, and will not constitute a recommendation to members of the Fund in the Conversion Transactions as to how they should vote on the Conversion Transactions.

Q:	When will the Conversion Transactions be consummated and what are the conditions to consummating the Conversion Transactions?
A:	We expect the Conversion Transactions will be consummated in the first quarter of 2010. Prior to consummation of the Conversion Transactions, we must satisfy or waive all of the closing conditions set forth in the merger agreement, including, without limitation, the following:
•	approval of the Conversion Transactions and adoption of the merger agreement by the requisite vote of the members of the Fund;
•	confirmation that no stop order has been issued, and no proceedings seeking a stop order have been initiated, by the SEC with respect to IMH Financial Corporation’s registration statement on Form S-4 registering the shares of Class B, Class C and Class D common stock to be issued in the Conversion Transactions, of which this consent solicitation/prospectus is a part;
•	receipt of all governmental and third party consents to the Conversion Transactions, except for consents which, if not obtained, would not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of IMH Financial Corporation and its subsidiaries taken as a whole; and
•	Mr. Albers shall have been either released from guarantees provided to the Manager’s landlord and the Manager’s lender for the benefit of the Fund, or in the absence of such releases, shall have received an indemnity from IMH Financial Corporation for any losses thereunder.

The Manager reserves the right, in its sole discretion, to cancel or defer the Conversion Transactions even if the members of the Fund vote to approve the Conversion Transactions and the other conditions to the consummation of the Conversion Transactions are satisfied or waived.

Q:	What are the material U.S. federal income tax considerations related to the Conversion Transactions?
A:	The Conversion Transactions are intended to qualify, and the Fund expects them to qualify, for nonrecognition treatment under Section 351(a) of the Code. Except as described below under the heading entitled “Material U.S. Federal Income Tax Considerations,” the Conversion Transactions generally should be tax-free to the Holders, except to the extent that a Holder’s share of the Fund’s liabilities (adjusted to take account of the Conversion Transactions as described more fully below) exceeds the Holder’s tax basis in its interest in its membership units. Please see the section of this consent solicitation/prospectus entitled “Material U.S. Federal Income Tax Considerations” for a more detailed discussion of the tax considerations to you as a result of the Conversion Transactions. You should consult with your own tax adviser for a full understanding of the tax considerations to you of the Conversion Transactions in light of your particular situation.
Q:	Why is the Fund making an election that will result in a member having a lower tax basis in the shares of IMF Financial Corporation received in the Conversion Transactions?
A:	The Fund intends to make an election that will result in a member of the Fund having a lower tax basis in the IMH Financial Corporation common stock that the member receives in connection with the Conversion Transactions than the tax basis the member would have had if the election had not been made. The election will allow IMH Financial Corporation to retain substantial additional tax basis in the assets received in the Conversion Transactions. However, the reduced stock basis for the member will result in increased gain (or reduced loss) upon a later disposition of IMH Financial

Corporation common stock by the member. The additional tax basis in the assets of IMH Financial Corporation is expected to reduce the amount of taxable income or gain generated by IMH Financial Corporation with respect to such assets and could also result in tax losses to offset other income or gain generated by IMH Financial Corporation following the consummation of the Conversion Transactions. It is possible that IMH Financial Corporation will not be able to use the expected losses to offset other income or gains.
Q:	What would be the terms of an initial public offering and when do you expect that it would occur?
A:	The exact timing and size of an initial public offering of IMH Financial Corporation will depend on the regulatory process and market conditions at the time of an initial public offering. If we consider the market to be unfavorable at the time of an initial public offering, we may reduce the size of an initial public offering, delay an initial public offering or cancel it altogether or supplement an initial public offering with other financings, which may include debt. Accordingly, we cannot assure you as to the actual size of an initial public offering or the actual amount of net proceeds to be raised from any initial public offering, or whether it will be commenced or completed.
Q:	How would you use the net proceeds of an initial public offering of the common stock of IMH Financial Corporation?
A:	We expect that we would use the net proceeds of an initial public offering for the acquisition of existing commercial mortgage loans and the investment in real estate related assets, and the origination of new short to medium term commercial mortgage loans. Additionally, a portion of the proceeds would be used to satisfy professional, advisory and consulting fees related to an initial public offering, accumulated real estate taxes and general working capital purposes. We may need a significant amount of time to fully invest the available net proceeds of any initial public offering in our intended investments and to implement fully our strategy to increase the total amount of our investments to our desired level. In addition, as described above, after the consummation of an initial public offering, IMH Financial Corporation may, in its sole discretion, pay up to 30% of the net proceeds of the initial public offering (up to an aggregate of $50 million) to redeem shares of IMH Financial Corporation Class C common stock.
Q:	What if the board of directors of IMH Financial Corporation determines not to effect an initial public offering?
A:	If the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering, it may, beginning 90 days after that determination, convert up to 20% of the outstanding shares of Class C common stock into shares of freely tradeable common stock, with the remaining shares of Class C common stock automatically converting into shares of Class B common stock on the following basis: 25% would convert into Class B-1 common stock, 25% would convert into Class B-2 common stock and 50% would convert into Class B-3 common stock. The restrictions on transfer of the Class B Shares will continue for six, nine or 12 months following the 90th day after the board of directors makes the determination not to pursue an initial public offering. Additionally, the Special Dividend will not be payable if we do not consummate an initial public offering.

Q:	What is the current net asset value of my membership units in the Fund?
A:	As of September 30, 2009, the Fund had a net asset value of $321 million, 73,038 outstanding membership units, and a net per membership unit asset value of approximately $4,397.
Q:	When will I start receiving dividends or other distributions?
A:	Assuming the consummation of the Conversion Transactions and an initial public offering, IMH Financial Corporation currently intends to pay regular dividends to its stockholders subject to various considerations. We currently anticipate that our initial aggregate annual distributions per share will depend on a number of factors, including our financial performance, and must be approved by, and remain subject to the sole discretion of, our board of directors. Additionally, on the twelve-month anniversary of the consummation of the Conversion Transactions, we intend to pay, subject to the availability of legally distributable funds at that time, the Special Dividend on any shares of Class B common stock that remain outstanding on that date. See the section entitled “Dividend and Distribution Policy.”
Q:	Who may return a consent and what vote is required to approve the Conversion Transactions and adoption of the 2010 IMH Financial Corporation Employee Stock Incentive Plan?
A:	Holders of record of membership units in the Fund at the close of business on [_______], 2010, may vote in this consent solicitation. The approval of the Conversion Transactions and the adoption of the 2010 Stock Incentive Plan by the holders of membership units in the Fund requires the affirmative vote of the holders of a majority of the issued and outstanding membership units in the Fund entitled to cast votes on the Conversion Transactions and the adoption of the 2010 Stock Incentive Plan. As of [_______], 2010, the record date for the vote, there were 73,038 membership units in the Fund outstanding and entitled to vote.
Q:	How does the Manager of the Fund recommend I vote on the proposals?
A:	The Manager believes that the Conversion Transactions and the adoption of the 2010 Stock Incentive Plan are advisable and in the best interests of the Fund and its members and recommends that you vote “FOR” the approval of the Conversion Transactions and the adoption of the 2010 Stock Incentive Plan. In considering the Manager’s recommendation, please note that in connection with the Conversion Transactions, among other things, the stockholders of the Manager and the members of Holdings will receive shares of Class B-3 common stock in IMH Financial Corporation in exchange for their shares of the Manager and their membership interests in Holdings, the executive officers of the Manager will enter into employment agreements with IMH Financial Corporation for which they will receive compensation for their services to IMH Financial Corporation. Therefore, the interests of the principals of the Manager differ from yours in important ways as discussed under the section entitled “Interests of Certain Persons in the Conversion Transactions.”
Q:	How will my consent be counted?
A:	If you complete, sign, date and return your consent, your consent will be voted in accordance with your instructions.

If you submit your consent, but do not indicate how you want to vote, your membership units in the Fund will be voted “FOR” the proposal to approve the Conversion Transactions and the adoption of the 2010 Stock Incentive Plan.

Q:	If my membership units in the Fund are held in “street name” by my broker, will my broker vote my membership units in the Fund for me?
A:	If your membership units in the Fund are held in the name of a broker, bank or other nominee, then you are not the holder of record and you must provide voting instructions to your street name holders by telephone or via the Internet by following the instructions provided by the nominee. We urge you to contact your nominee to confirm the best way to have your voting instruction properly reflected. Alternately, you may obtain a proxy, executed in your favor, from the record holder.
Q:	What do I need to do now?
A:	You should carefully read and consider the information contained in this consent solicitation/prospectus including its Annexes. It contains important information about what the Manager considered in evaluating the Conversion Transactions, including adoption of the merger agreement, and the adoption of the 2010 Stock Incentive Plan and the pursuit of a new business plan.

You should then complete, sign and date your consent and return it in the enclosed envelope as soon as possible and in any event no later than       , 2010, the date which is 30 days after the mailing date of this consent solicitation/prospectus so that your membership units in the Fund will be represented. You may also vote your membership units in the Fund by calling                or by visiting www.          .com.

Q:	Can I change my vote after I have mailed my signed consent?
A:	No. Once we have received your signed consent you may not change your vote regarding the proposals discussed in this consent solicitation/prospectus. See the section entitled “Voting and Consents” beginning on page 65.
Q:	Whom should I call with questions?
A:	If you have any questions about the consent solicitation or the Conversion Transactions, or you would like additional copies of the consent solicitation/prospectus, or you need assistance with voting your membership units in the Fund, please call , our consent solicitor, at .

SUMMARY

This summary highlights selected information contained in this consent solicitation/prospectus and may not contain all of the information that is important to you. You should carefully read this entire consent solicitation/prospectus, including the section entitled “Risk Factors” and our financial statements and related notes, and the other documents to which this consent solicitation/prospectus refers in order to understand in greater detail the Conversion Transactions proposal. In particular, you should read the Annexes attached to this consent solicitation/prospectus, including the merger agreement, which is attached hereto as Annex A. You also should read the form of articles of incorporation of IMH Financial Corporation, which are attached hereto as Annex B, because this document governs many of your rights as a holder of common stock in IMH Financial Corporation following the consummation of the Conversion Transactions. References to “our investments” are to the commercial real estate mortgage loans that we originate or acquire; or to other real estate investments which we may own from time to time, all of which we intend to sell for a gain in the ordinary course of business.

The information contained in this consent solicitation/prospectus, unless otherwise indicated, assumes the Conversion Transactions and all the transactions related thereto will occur. Unless we specify otherwise, when used in this consent solicitation/prospectus (i) the term “Fund” refers to IMH Secured Loan Fund, LLC prior to the consummation of the Conversion Transactions, and (ii) the terms “we,” “our” and “us” refer to the Fund and its subsidiaries with respect to the period prior to the consummation of the Conversion Transactions, and IMH Financial Corporation and its subsidiaries with respect to the period after the consummation of the Conversion Transactions.

General

Investors Mortgage Holdings Inc., the Manager of the Fund, has approved a plan to internalize the management of the Fund, currently a Delaware limited liability company, by merging the Fund into a publicly-traded Delaware corporation through the following steps which we refer to as the Conversion Transactions:

•	the merger of the Fund with and into IMH Financial Corporation, its wholly-owned subsidiary, with IMH Financial Corporation as the surviving entity, pursuant to which each membership unit you hold in the Fund will be exchanged, at your election, for shares of Class B common stock or shares of Class C common stock of IMH Financial Corporation; and
•	the acquisition, by IMH Financial Corporation, of all of the outstanding shares of the Manager and all of the outstanding membership interests in Holdings, in exchange for an aggregate of million shares of Class B-3 common stock in IMH Financial Corporation, as a result of which the Manager and Holdings will become wholly-owned subsidiaries of IMH Financial Corporation;

In connection with the Conversion Transaction, IMH Financial Corporation will appoint a seven person board of directors, including the two existing directors of the Manager, and as soon as practicable, five new directors who we expect to be considered independent under the rules of the New York Stock Exchange, or NYSE, and the Securities and Exchange Commission, or SEC. The executive officers of the Manager immediately prior to the consummation of the Conversion Transactions will become the executive officers of IMH Financial Corporation immediately after the consummation of the Conversion Transactions. Following consummation of the Conversion Transactions, we intend to implement the 2010 Stock Incentive Plan, subject to approval by the members of the Fund.

Upon the consummation of the Conversion Transactions, subject to then prevailing market conditions and regulatory review, we plan to conduct an initial public offering of common stock and we contemplate that the shares of common stock of IMH Financial Corporation will become publicly traded on the New York Stock Exchange, or NYSE. We do not plan to list the shares of the Class B or Class C common stock on any securities exchange or include the shares of Class B or Class C common stock in any automated quotation system, and no trading market for the shares of these classes of common stock is expected to develop. Consummation of an initial public offering or listing on the NYSE is not a condition to the consummation of the Conversion Transactions.

The Fund reserves the right to cancel or defer the Conversion Transactions even if the members of the Fund vote to approve the Conversion Transactions and the other conditions to the consummation of the Conversion Transactions are satisfied or waived.

We estimate that one-time transaction costs incurred or to be incurred in connection with the Conversion Transactions will be approximately $        .

Our Company

We are a commercial real estate lender based in the southwest United States with over 12 years of experience in many facets of the real estate investment process, including origination, underwriting, documentation, servicing, construction, enforcement, development, marketing and disposition. We focus on a niche segment of the real estate market that we believe is underserved by community, regional and national banks: high yield, short-term, senior secured commercial real estate mortgage loans. The intense level of underwriting analysis required in this segment of the market necessitates personnel and expertise that many small community banks lack, yet the requisite localized market knowledge of the underwriting process and the size of the loans we seek often precludes the regional and national banks from efficiently entering this market.

IMH Secured Loan Fund, LLC

The Fund was organized in Delaware in May 2003 to originate, invest in and manage commercial real estate mortgage loan investments, consisting primarily of short-term commercial mortgage loans collateralized by first mortgages on real property, and to perform all functions reasonably related thereto, including developing, managing and either holding for investment and resale or disposing of real property acquired through foreclosure or other means. On October 1, 2008, as a result of the unprecedented disruptions in the general real estate and related markets and the rapid decline in the global and U.S. economies in recent periods, the Manager, among other things, ceased originating and funding new commercial real estate mortgage loans for the Fund’s portfolio. We now believe that attractive opportunities are emerging from the repricing of commercial mortgage loans resulting from the current economic downturn and corresponding credit crisis. We plan to pursue these emerging opportunities upon the consummation of the Conversion Transactions. The Fund also has existing wholly-owned subsidiaries that hold real estate acquired through foreclosure.

IMH Financial Corporation

IMH Financial Corporation is a newly-formed Delaware corporation formed to effect the conversion of the Fund into a corporation. Upon the consummation of the Conversion Transactions, we will be an internally managed real estate finance company formed through the combination of the Fund, the Manager and Holdings.

Investors Mortgage Holdings Inc.

The Manager was incorporated in the State of Arizona in June 1997, and is licensed as a mortgage banker by the State of Arizona. Prior to the consummation of the Conversion Transactions, we paid management fees to the Manager to serve as the Fund’s external manager and the Manager was also entitled to receive

100% of all origination fees and points associated with the origination of new mortgage loans and the modification or extension of existing mortgage loans, as well as 25% of all penalty fees and “gain on sale” events, pertaining to the disposition of portfolio assets. The Manager is responsible for managing every aspect of the Fund’s operations, including identifying and funding new commercial mortgage loans, evaluating and acquiring commercial mortgage loans held by third parties, and periodically analyzing the composition of the Fund’s portfolio. The current directors of the Manager are Shane Albers and William Meris. The Manager has a wholly-owned subsidiary, Investors Mortgage Holdings California, Inc., which is licensed as a real estate broker by the California Department of Real Estate. The Manager does not manage any other private or public funds similar to the Fund, however, the principals of the Manager manage the SWI Fund through a wholly-owned subsidiary of Holdings, as described below. After the consummation of the Conversion Transactions, IMH Financial Corporation will assume the duties previously performed by the Manager, the Fund will no longer pay management fees to the Manager.

IMH Holdings, LLC

IMH Holdings, LLC, or Holdings, is an Arizona limited liability company organized in 2008. Holdings is a holding company for two wholly-owned subsidiaries, IMH Management Services, LLC, an Arizona limited liability company, and SWI Management, LLC, an Arizona limited liability company. IMH Management Services, LLC provides the Fund and affiliates of the Manager with human resources and administrative services, including the supply of employees, and SWI Management, LLC, or SWIM, is engaged in a variety of real estate and real estate-related activities, including, among others, acting as the manager for the Strategic Wealth & Income Fund, LLC, or the SWI Fund. The SWI Fund is a Delaware limited liability company whose investment strategies and objectives are substantially similar to ours. In order to mitigate potential conflicts of interest between us and the SWI Fund, SWIM has agreed that (i) prior to the consummation of an initial public offering of IMH Financial Corporation common stock, SWIM will cease raising capital on behalf of the SWI Fund, and (ii) by the time of an initial public offering of IMH Financial Corporation common stock, SWIM will have invested substantially all of the capital of the SWI Fund, or will return the uninvested capital to the members of the SWI Fund. SWIM will be allowed to retain reasonable reserves for the benefit of the SWI Fund and to use the reserves for committed investments (including programmatic investments), additional investments in existing assets, management fees and other obligations of the SWI Fund. The SWI Fund seeks to generate attractive risk-adjusted returns by making privately negotiated, high yielding, real estate-based investments. The SWI Fund has, and expects during the permissible period described in this consent solicitation/prospectus to continue to, purchase commercial mortgage loans, individually or in pools, at a discount to par, and originate commercial mortgage loans collateralized by real property in the United States. SWIM, which will become a wholly-owned indirect subsidiary of IMH Financial Corporation following the consummation of the Conversion Transactions, holds less than 1% of the equity in the SWI Fund. However, SWIM is paid (i) an organization fee of 0.5% of all equity and debt capital raised by the SWI Fund, (ii) a monthly asset management fee equal to 1.75% of the cost basis of the aggregate assets of the SWI Fund, determined on a month-end basis, divided by twelve, origination fees, of which half is credited against the asset management fees, and (iii) acquisition fees equal to up to 2.0% of the acquisition of certain eligible investments, less origination fees paid to SWIM on each eligible investment. Following the consummation of the Conversion Transactions, the SWI Fund will remain independent of us.

Structure of the Conversion Transactions

In order to help you better understand the Conversion Transactions and how they will affect the Fund, the Manager and IMH Holdings, LLC, the charts below illustrate, in summary form (i) the organizational structure of the Fund, Investors Mortgage Holdings Inc., and IMH Holdings, LLC, immediately before the consummation of the Conversion Transactions and; (ii) the organizational structure of IMH Financial Corporation and its subsidiaries, immediately after the consummation of the Conversion Transactions and certain other related transactions.

Note: Dotted lines in the charts below denote a management agreement. Solid lines denote equity ownership.

Structure BEFORE the consummation of the Conversion Transactions

*	The Manager acts as the manager of the Fund, but holds no equity interest in the Fund.
**	SWIM acts as the manager of the SWI Fund, but holds less than a 1% equity interest in the SWI Fund.

Structure AFTER the consummation of the Conversion Transactions

*	SWIM acts as the manager of the SWI Fund, but holds less than a 1% equity interest in the SWI Fund.

Board of Directors of IMH Financial Corporation; Manager of IMH Financial Corporation

We expect that the two existing directors of Investors Mortgage Holdings Inc., the Manager of the Fund, in addition to five newly-appointed directors who we expect will be considered independent under NYSE and SEC rules, will comprise the initial board of directors of IMH Financial Corporation after the consummation of the Conversion Transactions. For further information, see the section entitled “Our Directors.”

Recommendation of the Manager

The Manager has approved the Conversion Transactions, the merger agreement and the adoption of the 2010 Stock Incentive Plan, and determined that the Conversion Transactions, the merger agreement and the adoption of the 2010 Stock Incentive Plan are advisable and in the best interests of the Fund and its members, and recommends that you vote “FOR” the approval of the Conversion Transactions and the adoption of the 2010 Stock Incentive Plan. In the Conversion Transactions, the principals of the Manager and Holdings will be receiving shares of Class B-3 common stock in IMH Financial Corporation in IMH

Financial Corporation in exchange for their shares of the Manager and their membership interests in Holdings, and entering into new compensation agreements with IMH Financial Corporation. Accordingly, their interests may differ from yours as discussed under the section entitled “Interests of Certain Persons in the Conversion Transactions.”

Interests of Certain Persons in the Conversion Transactions (See page 80)

In considering the recommendation of the Manager to vote for the approval of the Conversion Transactions and the adoption of the 2010 Stock Incentive Plan, you should be aware that some of the Manager’s directors and executive officers have interests in the Conversion Transactions and the adoption of the 2010 Stock Incentive Plan that are different from, and in addition to, the interests of other holders of membership units in the Fund.

Ownership by Affiliates and Officers of the Manager.  The Manager does not own any of the outstanding membership units in the Fund. However, Shane Albers, the chief executive officer of the Manager and a member of Holdings, owns 75% of the outstanding common stock of the Manager, and William Meris, the president of the Manager and a member of Holdings, owns 25% of the outstanding common stock of the Manager. Currently, Mr. Albers and Mr. Meris each hold 45% of the outstanding membership interests of Holdings, Steven Darak, the chief financial officer of the Manager, owns 5% of the membership interests of Holdings, and two other senior employees of a subsidiary of Holdings each own 2.5% of the membership interests of Holdings.

As of the date of this consent solicitation/prospectus, Mr. Albers, Mr. Meris and Mr. Darak, and the executive officers of the Manager as a group, beneficially own, individually and in the aggregate, less than 1% of the outstanding membership units in the Fund. Immediately following the consummation of the Conversion Transactions, however, Mr. Albers, Mr. Meris and Mr. Darak, and the executive officers as a group, are expected to beneficially own   %,   %,   %, and   %, respectively, of the common stock of IMH Financial Corporation on a fully diluted basis without giving effect to an initial public offering or any other public offering of shares of common stock of IMH Financial Corporation. Additionally, in connection with the Conversion Transactions, each of Messrs. Albers, Meris and Darak will enter into employment agreements with IMH Financial Corporation. The Manager, on behalf of the members of the Fund, has engaged Sutter Securities Incorporated, or Sutter Securities, to provide an opinion as to whether, as of the date thereof and based upon and subject to certain procedures, assumptions, qualifications and limitations the acquisitions of Manager and Holdings are fair from a financial point of view to IMH Financial Corporation and to the stockholders of IMH Financial Corporation (other than the prior owners of the Manager and Holdings). The fairness opinion will not constitute a recommendation to members of the Fund as to how they should vote on the Conversion Transactions. For purposes of computing the percentage of shares of IMH Financial Corporation to be beneficially owned by any person or persons on a fully diluted basis immediately following the consummation of the Conversion Transactions, we have based that calculation on the membership units in the Fund outstanding as of December 29, 2009.

2010 Stock Incentive Plan.  IMH Financial Corporation will enter into employment agreements with its executive officers. It is also anticipated that IMH Financial Corporation will adopt the 2010 Stock Incentive Plan, which will benefit its employees, including the executive officers and directors. Approximately two-thirds of the awards under the 2010 Stock Incentive Plan are expected to be issued to the executive officers of IMH Financial Corporation; however, the amount, structure and vesting requirements applicable to any awards to be granted under the 2010 Stock Incentive Plan will be determined by our Compensation Committee (or the board of directors of IMH Financial Corporation) following the consummation of the Conversion Transactions.

Indemnification.  IMH Financial Corporation will enter into indemnification agreements with its directors and officers.

Merger Agreement.  The merger agreement provides limited representations and warranties made by each of the Manager, Holdings and their respective stockholders and members, and does not provide indemnification rights in favor of the Fund or the members of the Fund in the event of any inaccuracy in, or breach of, those representations and warranties.

Operating Agreement.  In connection with the Conversion Transactions, the operating agreement between the Fund and Investors Mortgage Holdings Inc. will be terminated and IMH Financial Corporation will be governed by a board of directors, as provided by IMH Financial Corporation’s amended and restated certificate of incorporation, which will be attached to this consent solicitation/prospectus as Annex B. The directors and executive officers of the Manager will become the directors and executive officers of IMH Financial Corporation.

Landlord and Lender Releases.  In connection with the Conversion Transactions, Mr. Albers will either be released from guarantees provided to the managers and landlord and lender for the benefit of the Fund, or receive an indemnity from IMH Financial Corporation for any losses thereunder.

As a result of the conflicts of interests described above, certain of the directors and officers of the Manager may be more likely to recommend approval of the Conversion Transactions by the Manager than the members of the Fund generally.

Special Dividend (See page 211)

We intend to pay holders of Class B common stock of IMH Financial Corporation a one-time dividend equal to $     per share of Class B common stock outstanding on the twelve-month anniversary of the consummation of an initial public offering, subject to the availability of legally distributable funds at that time. The Special Dividend will not be payable if we do not consummate an initial public offering.

Distribution Policy Following the Consummation of the Conversion Transactions (See page 86)

During the quarter ended June 30, 2009, the Fund suspended distributions to its members. If the Conversion Transactions are consummated as contemplated and IMH Financial Corporation raises additional capital in an initial public offering, IMH Financial Corporation currently intends to provide dividends to its stockholders subject to various considerations, including, without limitation, liquidity requirements, distribution restrictions contained in current or future financing facilities, IMH Financial Corporation’s distribution yield relative to its peers, and other relevant factors identified and considered by the board of directors of IMH Financial Corporation from time to time. We currently anticipate that our aggregate annual distributions per share will be no less than historical amounts made by the Fund, prior to the suspension of such distributions during the quarter ended June 30, 2009, although all future distributions will depend on a number of factors, including our financial performance, and must be approved by, and remain subject to the sole discretion of, our board of directors.

Proposed Initial Public Offering of Our Common Stock Following the Consummation of the Conversion Transactions

After consummation of the Conversion Transactions, IMH Financial Corporation contemplates undertaking an initial public offering of common stock. We expect that we would use the net proceeds from an initial public offering to pursue our investment strategies and for working capital purposes. We may also choose to use some of the net proceeds from an initial public offering to redeem some or all of the shares of Class C common outstanding immediately following the consummation of an initial public offering.

NYSE Listing

If we pursue an initial public offering as contemplated, we expect that IMH Financial Corporation shares of common stock will be listed and traded upon consummation of the offering on the NYSE. We do not plan to list the Class B or Class C common stock on any securities exchange or include the shares of Class B or Class C common stock in any automated quotation system, and no trading market for Class B or Class C common stock is expected to develop. The membership units in the Fund are not currently publicly traded.

Redemption of Class C Common Stock in Connection with an Initial Public Offering

After the consummation of an initial public offering, IMH Financial Corporation may, in its sole discretion, use up to 30% of the net proceeds of the initial public offering (up to an aggregate of $50 million) to effect a pro rata redemption of Class C common stock (based upon the number of shares of Class C common stock held by each stockholder) at the initial public offering price, less selling commissions and discounts paid or allowed to the underwriters in an initial public offering; all shares of Class C common stock that are not so redeemed will automatically be converted into shares of Class B common stock as follows: 25% of the outstanding shares of Class C common stock will convert into shares of Class B-1 common stock; 25% will convert into shares of Class B-2 common stock; and 50% will convert into shares of Class B-3 common stock.

Exchange of Class C Common Stock for Common Stock if the Board of Directors Determines Not to Pursue an Initial Public Offering

If the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering, it may, beginning 90 days after that determination, redeem up to 20% of the outstanding shares of Class C common stock for shares of common stock, with the remaining shares of Class C common stock automatically converting into shares of Class B common stock.

Material U.S. Federal Income Tax Consequences of the Conversion Transactions and of Holding IMH Financial Corporation Common Stock (See page 230)

Please see the section entitled “Material U.S. Federal Income Tax Considerations.” You should consult your own tax adviser for a full understanding of the tax considerations to you of the Conversion Transactions and of holding IMH Financial Corporation common stock in light of your particular situation.

Section 362(e) Tax Election (See page 230)

Under Section 362(e) of the Code, if the aggregate fair market value of the assets transferred to IMH Financial Corporation as a result of the Conversion Transactions is less than their aggregate tax basis at the time of the transfer, IMH Financial Corporation would generally be required to reduce its basis in those assets to their fair market value. In order to avoid this result, the Fund intends to make an election under Section 362(e) to reduce the tax basis of the shares of common stock in IMH Financial Corporation deemed to be received by the Fund in the transaction (instead of reducing the corresponding portion of the basis of the assets of IMH Financial Corporation). This election will result in a member of the Fund having a lower tax basis in the IMH Financial Corporation common stock that the member receives in connection with the Conversion Transactions than the tax basis the member would have had if the election had not been made. The election will allow IMH Financial Corporation to retain substantial additional tax basis in the assets received in the Conversion Transactions. However, the reduced stock basis will result in increased gain (or reduced loss) upon a later disposition of IMH Financial Corporation common stock by the member. The additional tax basis in the assets of IMH Financial Corporation is expected to reduce the amount of taxable income or gain generated by IMH Financial Corporation with respect to such assets and could also result in tax losses to offset other income or gain generated by IMH Financial Corporation following the consummation of the Conversion Transactions.

Members Entitled to Vote

The Manager has fixed the close of business on         , 2010, as the record date for the determination of the members of the Fund entitled to receive notice of, and to vote in, the consent solicitation. As of December 28, 2009, there were 73,038 membership units in the Fund outstanding and entitled to vote and 4,735 holders of membership units in the Fund of record. At the close of business on the record date, the directors and executive officers of the Manager as a group owned and were entitled to vote less than 1% of the outstanding voting power of the Fund. All of the directors and executive officers of the Manager that are entitled to vote have indicated that they currently intend to vote their membership units in the Fund in favor of approving the Conversion Transactions.

Votes Required to Approve the Conversion Transactions and the adoption of the 2010 Stock Incentive Plan; No Dissenters’ Rights

The affirmative vote of a majority of the outstanding membership units in the Fund entitled to cast votes on the Conversion Transactions is required to approve the Conversion Transactions. Under Delaware law and the Restated Limited Liability Company Operating Agreement of the Fund, or the operating agreement, you will not be entitled to dissenters’ rights of appraisal as a result of the Conversion Transactions.

Regulatory Approvals

We are not aware of any federal, state or local regulatory requirements that must be complied with or approvals that must be obtained prior to consummation of the Conversion Transactions pursuant to the merger agreement, other than compliance with applicable federal and state securities laws, the filing of the certificate of incorporation as required under the Delaware General Corporation Law, or DGCL, and various state governmental authorizations, including those pertaining to a change of ownership of the Manager with regards to the Manager’s mortgage banking license in the State of Arizona and Investors Mortgage Holdings California, Inc.’s mortgage broker’s license in the State of California.

The Manager’s mortgage banking license in the State of Arizona is not transferrable and control of a license may not be acquired, through a merger agreement or otherwise without the prior written consent of the Department of Financial Institutions of the State of Arizona. We will file the required application and seek approval from the Department of Financial Institutions to effect a change of ownership of the Manager with regards to the Manager’s mortgage banking license to IMH Financial Corporation or one of its wholly-owned subsidiaries. We expect to receive that approval prior to the consummation of the Conversion Transactions.

Investors Mortgage Holdings California, Inc.’s real estate broker’s license in the State of California is not transferrable without the prior approval of the Department of the Real Estate of the State of California. We will file the required application and seek approval from the Department of Real Estate to effect the transfer of Investors Mortgage Holdings California, Inc.’s real estate broker’s license to IMH Financial Corporation or one of its wholly-owned subsidiaries. We expect to receive that approval prior to the consummation of the Conversion Transactions.

Comparison of Rights of Holders of Membership Units in the Fund and Stockholders of IMH Financial Corporation (See page 24)

The rights of IMH Financial Corporation’s stockholders under the Delaware General Corporation Law will be different from the rights of holders of membership units in the Fund under the Delaware Limited Liability Company Act. There will be additional differences in the rights of IMH Financial Corporation’s stockholders and holders of membership units in the Fund under the provisions of the organizational documents of each company. For example, IMH Financial Corporation’s stockholders will enjoy broader voting rights than are provided to the members in the Fund under the Fund’s operating agreement. Additionally, while there is only one class of membership units in the Fund, the IMH Financial Corporation certificate of incorporation authorizes the IMH Financial Corporation board of directors to classify and reclassify any of the unissued shares of capital stock into a class or series, or classes or series, of preferred stock or other type of stock, and there will initially be the following classes of authorized stock: common stock; Class B-1; Class B-2; Class B-3; Class C; and Class D common stock.

Comparison of Rights of the Holders of Common Stock, Class B Common Stock and Class C Common Stock of IMH Financial Corporation (See page 208)

IMH Financial Corporation common stock, which we anticipate would be the security we would issue in an initial public offering, is expected to be freely transferable and, in general, would not be convertible pursuant to their terms into any other security of IMH Financial Corporation. However, the shares of Class B and Class C common stock to be issued to the members of the Fund, stockholders of the Manager and the members of Holdings as consideration in the Conversion Transactions are subject to various redemption, conversion and transfer restrictions, and the shares of Class B common stock are entitled to payment of a Special Dividend under certain circumstances. The rights, preferences and privileges of the shares of Class B and Class C common stock are otherwise substantially identical to the shares of common stock.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

Selected Financial Data

The tables that follows sets forth certain financial data of the Fund. The summary financial data are derived from our audited and unaudited financial statements and other financial records.

	As of and for the Year Ended December 31,
	2004	2005	2006	2007	2008
Summary balance sheet items
Cash and cash equivalents	$3,569	$12,089	$12,159	$73,604	$23,815
Mortgage loan principal outstanding	$28,045	$92,945	$258,615	$510,797	$613,854
Allowance for credit losses	$—	$—	$—	$(1,900)	$(300,310)
Mortgage loans, net	$28,045	$92,945	$258,615	$508,897	$313,544
Real estate owned	$—	$—	$—	$—	$62,781
Total assets	$31,761	$105,981	$273,374	$590,559	$414,804
Total liabilities	$1,186	$8,145	$13,193	$13,726	$6,753
Retained earnings (accumulated deficit)	$84	$852	$1,426	$49	$(322,332)
Total members’ equity	$30,490	$96,983	$258,754	$576,784	$730,383
Total owners' equity	$30,574	$97,835	$260,181	$576,833	$408,051
Summary income statement
Mortgage loan interest	$1,607	$7,846	$20,547	$47,929	$65,497
Total revenue	$1,614	$7,961	$21,145	$49,763	$67,420
Operating expenses	$51	$166	$430	$968	$2,454
Valuation provision for loss	$—	$—	$—	$1,900	$323,175
Total expenses	$51	$542	$1,043	$4,088	$325,707
Net earnings (loss)	$1,563	$7,419	$20,102	$45,675	$(258,287)
Member Related items
Number of member accounts	185	491	1,376	3,472	4,735
Average Member account balance	$165	$199	$189	$166	$86
Member investments (excluding reinvestments)	$23,979	$68,661	$176,101	$349,523	$250,871
Member distributions reinvested	$883	$4,303	$12,307	$26,165	$23,191
Net distributions to members	$1,479	$6,651	$19,379	$46,920	$64,051
% of total distributions reinvested	56.52%	58.00%	63.51%	55.77%	36.21%
Redemptions	$402	$6,471	$26,786	$57,790	$120,506
Redemptions as % of new investment (incl. reinvestments)	1.62%	8.87%	14.22%	15.38%	43.97%
Loan Related items
Note balances originated	$26,560	$139,354	$266,101	$428,777	$329,952
Number of notes originated	76	48	37	38	23
Average note balance originated	$349	$2,903	$7,192	$11,284	$14,346
Number of loans outstanding	54	41	44	61	62
Average loan carrying value	$519	$2,267	$5,878	$8,343	$5,057
% of portfolio principal – fixed interest rate	100.0%	84.4%	69.0%	30.3%	31.3%
Weighted average interest rate – fixed	11.64%	12.56%	12.26%	12.26%	11.71%
% of portfolio principal – variable interest rate	0.0%	15.6%	31.0%	69.6%	68.7%
Weighted average interest rate – variable	0.00%	11.64%	12.49%	12.52%	12.39%

	As of and for the Year Ended December 31,
	2004	2005	2006	2007	2008
Principal balance % by state:
Arizona	93.1%	81.5%	57.9%	44.8%	47.9%
California	6.9%	18.5%	37.4%	33.7%	28.9%
Texas	—%	—%	4.4%	6.3%	9.1%
Idaho	—%	—%	—%	9.6%	8.1%
Other	—%	—%	0.3%	5.6%	6.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%
Credit Quality
Interest payments over 30 days delinquent	$—	$—	$—	$2,741	$1,134
Loans past scheduled maturity	—	—	3	15	24
Carrying value of loans past scheduled maturity	$—	$—	$13,901	$133,532	$210,198
Number of loans in non accrual status	—	—	—	10	11
Carrying value of loans in non accrual status	$—	$—	$—	$73,346	$95,624
Allowance for credit losses	$—	$—	$—	$(1,900)	$(300,310)
Allowance for credit losses as % of loan carrying value	0.0%	0.0%	0.0%	0.4%	48.9%

	As of and for the Year Ended December 31, 2008	As of and for the Nine Months Ended September 30,		As of and for the Three Months Ended September 30,
		2008	2009	2008	2009
	(in thousands, except percentages, per unit and unit data)
		(Unaudited)		(Unaudited)
Summary balance sheet items
Cash and cash equivalents	$23,815	$57,766	$2,463	$57,766	$2,463
Mortgage loan principal outstanding	$613,854	$596,755	$553,356	$596,755	$553,356
Allowance for credit losses	$(300,310)	$(45,440)	$(337,000)	$(45,440)	$(337,000)
Mortgage loans, net	$313,544	$551,315	$216,356	$551,315	$216,356
Real estate owned	$62,781	$88,178	$90,213	$88,178	$90,213
Total assets	$414,804	$709,120	$334,577	$709,120	$334,577
Total liabilities	$6,753	$20,720	$13,406	$20,720	$13,406
Retained earnings (accumulated deficit)	$(322,332)	$(41,984)	$(409,212)	$(41,984)	$(409,212)
Total members’ equity	$730,383	$730,384	$730,383	$730,384	$730,383
Total owners' equity	$408,051	$688,400	$321,171	$688,400	$321,171
Summary income statement
Mortgage loan interest	$65,497	$49,420	$20,256	$17,069	$2,697
Total revenue	$67,420	$51,208	$20,750	$17,536	$3,155
Operating expenses	$2,454	$1,526	$5,707	$855	$2,431
Valuation provision for loss	$323,175	$42,430	$90,000	$42,430	$90,000
Total expenses	$(325,707)	$(44,034)	$(95,924)	$(43,285)	$(92,546)
Net earnings (loss)	$(258,287)	$7,174	$(75,174)	$(25,749)	$(89,391)
Member Related items
Number of member accounts	4,735	4,732	4,735	4,732	4,735
Average member account balance	$86	$145	$68	$145	$68
Member investments (excluding reinvestments)	$250,871	$250,941	$—	$84,070	$—
Member distributions reinvested	$23,191	$23,192	$—	$6,127	$—
Net distributions to members	$64,051	$49,163	$11,706	$16,627	$—
% of total distributions reinvested	36.21%	47.17%	N/A	36.86%	N/A

	As of and for the Year Ended December 31, 2008	As of and for the Nine Months Ended September 30,		As of and for the Three Months Ended September 30,
		2008	2009	2008	2009
	(in thousands, except percentages, per unit and unit data)
		(Unaudited)		(Unaudited)
Redemptions	$120,506	$120,533	$—	$36,640	$—
Redemptions as % of new investment (incl. reinvestments)	43.97%	43.97%	N/A	40.6%	N/A
Loan related items
Note balances originated	$329,952	$327,662	$392	$92,394	$—
Number of notes originated	23	22	1	11	—
Average note balance originated	$14,346	$14,894	$392	$8,399	$—
Number of loans outstanding	62	63	58	63	58
Average loan carrying value	$5,057	$8,751	$3,730	$8,751	$3,730
% of portfolio principal – fixed interest rate	31.3%	30.5%	50.1%	30.5%	50.1%
Weighted average interest rate – fixed	11.71%	11.03%	10.26%	11.03%	10.26%
% of portfolio principal – variable interest rate	68.7%	69.5%	49.9%	69.5%	49.9%
Weighted average interest rate – variable	12.39%	12.37%	12.87%	12.37%	12.87%
Principal balance % by state:
Arizona	47.9%	48.4%	53.0%	48.4%	53.0%
California	28.9%	27.7%	31.1%	27.7%	31.1%
Texas	9.1%	9.8%	3.1%	9.8%	3.1%
Idaho	8.1%	7.6%	4.9%	7.6%	4.9%
Other	6.0%	6.5%	7.9%	6.5%	7.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%
Credit Quality
Interest payments over 30 days delinquent	$1,134	$41	$7,687	$41	$7,687
Loans past scheduled maturity	24	15	36	15	36
Principal balance of loans past scheduled maturity	$210,198	$94,529	$370,255	$94,529	$370,255
Number of loans in non accrual status	11	7	43	7	43
Principal balance of loans in non accrual status	$95,624	$64,631	$450,568	$64,631	$450,568
Allowance for credit losses	$(300,310)	$(45,440)	$(337,000)	$(45,440)	$(337,000)
Allowance for credit losses as % of loan principal outstanding	48.9%	8.2%	60.9%	8.2%	60.9%

*	Where applicable, quarterly results are annualized to allow for compatability with annual results.

Investors Mortgage Holdings Inc. and IMH Holdings, LLC Selected Historical Financial Information

The following tables present selected financial and operating data for the Manager and Holdings for the periods indicated. The summary financial data was derived from our audited and unaudited financial statements and other financial records. All dollar amounts are expressed in thousands, except unit and per unit data.

	As of and for the year ended December 31,				As of and for the Nine months ended September 30,
	2005	2006	2007	2008	2008	2009
					(Unaudited)
Summary balance sheet items:
Cash and cash equivalents	$1,901	$3,584	$221	$2,588	$6,428	$89
Due from IMH Secured Loan Fund, LLC	$20	$4,502	$316	$780	$696	$7,332
Total assets	$2,656	$10,300	$6,266	$7,258	$11,450	$10,650
Line of credit	$—	$3,335	$500	$—	$1,000	$2,520
Total liabilities	$1,689	$7,018	$2,874	$5,858	$7,219	$6,036
Total equity	$967	$3,282	$3,392	$1,400	$4,231	$4,614
Summary income statement items:
Loan origination fees	$10,182	$18,608	$28,595	$21,315	$20,327	$9,456
Total revenue	$10,452	$19,272	$30,231	$23,159	$21,805	$10,342
Operating expenses	$3,012	$3,410	$6,152	$7,287	$5,973	$3,520
Broker dealer commissions	$434	$2,220	$6,145	$5,389	$4,941	$—
Origination and related costs	$3,115	$6,370	$9,318	$6,854	$6,172	$1,148
Total expenses	$6,596	$12,394	$22,651	$22,601	$19,001	$6,664
Net earnings (loss)	$3,797	$6,727	$7,157	$214	$2,565	$3,296
Distributions to stockholders	$1,875	$4,413	$7,047	$2,206	$1,727	$132

SUMMARY — UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table of unaudited pro forma condensed combined financial information has been presented to give effect to and show the pro forma impact of the Conversion Transactions on the condensed combined balance sheets of IMH Financial Corporation as of September 30, 2009 and the condensed combined statements of operations of IMH Financial Corporation for the nine months ended September 30, 2009 and the year ended December 31, 2008. All dollar amounts are expressed in thousands, except share and per share data.

The unaudited pro forma condensed combined financial information for the Conversion Transactions assumes that each of the adjustments described below that are directly attributable to the Conversion Transactions and factually supportable had occurred as of September 30, 2009 for the unaudited pro forma condensed combined balance sheet, and as of the beginning of the period for the unaudited pro forma condensed combined statements of operations.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial position or results that would have been realized had the Conversion Transactions been completed as of the dates indicated or that will be realized in the future when and if the Conversion Transactions are consummated. Additionally, no effect is given to the other capital enhancement and capital raising objectives of IMH Financial Corporation, including any possible new investments. Accordingly, no assurances can be made that possible new equity investments or the Conversion Transactions will be completed. The selected unaudited pro forma condensed combined financial information is based on assumptions that we believe are reasonable and has been derived from, and should be read in conjunction with, the summary historical combined financial information included elsewhere in this Form S-4 and the historical consolidated financial statements of IMH Secured Loan Fund, LLC (the Fund) and Investors Mortgage Holdings Inc. (the Manager) included in this consent solicitation/prospectus beginning on page F-1.

Balance Sheet Data	As of September 30, 2009
Cash and cash equivalents	$2,552
Mortgage loans, net of allowance for credit loss	$215,898
Real estate owned and equipment, net	$99,547
Total assets	$356,014
Total owners' equity	$341,086

Statement of Operations Data	Year ended December 31, 2008	Nine months ended September 30, 2009
Interest income and fees	$81,503	$31,607
Interest expense	$422	$382
Valuation provision for loss	$323,175	$90,000
Net loss	$(276,154)	$(58,341)
Average shares outstanding	15,800,257	17,054,615
Net loss per share	$(17.48)	$(3.42)

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This consent solicitation/prospectus contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “should” and “would” or the negative of these terms or other comparable terminology.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks, along with the following factors that could cause actual results to vary from our forward-looking statements.

•	The decline in economic conditions and disruptions to markets may not improve for the foreseeable future, which could cause us to suffer continuing operating losses, adversely affect our liquidity and create other business problems for us.
•	We are subject to the risk that, despite recent actions and proposals by the U.S. government and governments around the world, the economy and real estate and other markets will not improve, which could continue to harm our ability to sell or dispose of the assets we own and the ability of our borrowers to pay obligations under, or repay our commercial mortgage loans on maturity or obtain take-out financing in a timely manner, on reasonable terms, or at all, which would harm our liquidity and operating results.
•	As a result of the suspension of our activities, the Manager believes that both our and the Manager’s ability to continue as a “going concern” for the next 12 months is predicated on the successful completion of one or more initiatives that are being evaluated, including, without limitation, those pertaining to the Conversion Transactions, and an initial public offering.
•	The suspension of our activities resulting from current market conditions and our liquidity status may persist for an extended period of time, and we may not resume historical levels of activities, or at all.
•	If our liquidity continues to dissipate and we are unable to meet our obligations, we may be forced to sell certain of our assets for a price at or below the current book value of the assets, which could result in a loss to us.
•	We intend to apply for listing of our common stock on the NYSE following the consummation of the Conversion Transactions, however, even if our common stock is approved for listing, there can be no assurance that an established and liquid trading market for our common stock will develop or that it will continue if it does develop.
•	We are subject to risks generally associated with the lending to, and ownership of, real estate related assets, including changing economic conditions, environmental risks, unforeseen statutory and regulatory changes, the cost of and ability to obtain insurance and risks related to developing and leasing of properties.

•	Real estate assets we may acquire in foreclosure or through other means are generally non-earning assets that would correspondingly reduce the distributable yield to our investors, if any. Moreover, the ultimate disposition and liquidation of such assets may not occur for an extended period of time, which would harm our liquidity.
•	As a commercial real estate mortgage lender, we are subject to a variety of external forces that could harm our operations and results, including, without limitation, fluctuations in interest rates, fluctuations in economic conditions (which are exacerbated by our limited geographic diversity), and the effect that regulators or bankruptcy courts could have on our operations and rights as a secured commercial real estate mortgage lender.
•	Our commercial real estate mortgage loans, which are not guaranteed by any government agency, are risky and are not sold on any secondary market, and the underwriting standards that we previously utilized may not be sufficient to protect stockholders from our borrowers’ loan defaults or to ensure that sufficient collateral, including collateral pledged by guarantors, will exist to protect our stockholders from any such defaults in the context of the continued market stress currently applicable in the real estate sector.
•	Our directors and executive officers may have conflicts of interest, including, without limitation, competing demands upon their time and their involvement with other activities, all of which could result in less time spent developing and managing our business.
•	There are material income tax risks associated with the ownership of our common stock and the Conversion Transactions.
•	The shares of Class B and Class C common stock to be issued in the Conversion Transactions are subject to certain transfer restrictions, and will be illiquid until the expiration of such transfer restrictions.
•	As a publicly reporting company, we will continue to incur significant increased costs and our management will be required to devote substantial time to new compliance initiatives.

We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements might not occur. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this cautionary note in mind as you read this consent solicitation/prospectus and the documents incorporated by reference into this consent solicitation/prospectus.

This consent solicitation/prospectus contains market data, industry statistics and other data that have been obtained from, or compiled from, information made available by third parties. We have not independently verified their data.

RISK FACTORS

You should carefully consider the following information about risks, together with the other information contained in this consent solicitation/prospectus in determining whether or not to vote for approval of the Conversion Transactions. Our business involves a high degree of risk. The risks described below are those that we believe are the material risks we face upon consummation of the Conversion Transactions. If any of the circumstances or events described below actually arise or occur, and others that we did not anticipate, our business, prospects, financial condition, results of operations, and cash flows could be harmed. In any such case, the market price of our shares of common stock could decline, and you could lose all or part of your investment. This section includes or refers to certain forward-looking statements. You should refer to the explanation of the qualifications and limitations on these forward-looking statements under the section entitled “Special Note About Forward-Looking Statements” on page 30. If this were to occur, the price of our common stock could decline, and you could lose all or part of your investment. References to “we,”, “our,” or “us” generally refer to (i) IMH Secured Loan Fund, LLC and its subsidiaries prior to the consummation of the Conversion Transactions, and (ii) to IMH Financial Corporation and its subsidiaries after the consummation of the Conversion Transactions. The term “Fund” refers only to the Fund and its subsidiaries, unless the context requires otherwise.

Risks Related to the Conversion Transactions

The Manager and its stockholders, directors and executive officers have conflicts of interest with you and the other members of the Fund that you should be aware of in considering the Conversion Transactions.

You should be aware that the Manager and its stockholders, directors and officers, and Holdings and its members have interests that differ from those of the members of the Fund in important ways. If the Conversion Transactions are approved by the members of the Fund and consummated:

•	the stockholders of the Manager and the members of Holdings will receive an aggregate of million shares of IMH Financial Corporation Class B-3 common stock, which represents % of the fully-diluted common stock to be outstanding immediately after the consummation of the Conversion Transactions, in exchange for their shares of common stock in the Manager and their membership interests in Holdings;
•	the stockholders of the Manager and the members of Holdings will become the officers and directors of IMH Financial Corporation, with Shane Albers serving as its chief executive officer and director, William Meris serving as its president and director, and Steven Darak serving as its chief financial officer;
•	the stockholders of the Manager and the members of Holdings will enter into employment agreements with IMH Financial Corporation pursuant to which they will be entitled to receive salaries and additional compensation, including awards under the 2010 Stock Incentive Plan as described below under the section entitled “Executive Compensation”; and
•	Mr. Albers will either (i) be released from guarantees provided to the Manager’s landlord and to the Manager’s lender, or (ii) absent such a release, Mr. Albers will receive an indemnity from IMH Financial Corporation to protect him from any losses.

The terms of the Conversion Transactions, including the compensation matters referenced above, were determined and approved solely by the stockholders of the Manager and the members of Holdings. The

Manager does not have any independent directors or special committee and, thus, the terms of the Conversion Transactions, including, without limitation, the terms of the merger agreement, are not the result of any arm’s length negotiations. You should carefully consider these conflicts in considering how you may vote on the Conversion Transactions.

Any conflicts of interest procedural protections or conflict policy that we adopt to address conflicts of interest may not adequately address all conflicts of interest that may arise with respect to our investment activities and also may limit the allocation of investments to us.

We may face conflicts of interest with other funds managed by us. For example, following the consummation of the Conversion Transactions, Holdings will become a wholly-owned subsidiary of IMH Financial Corporation, and Holdings will continue to own the manager of the SWI Fund. The SWI Fund is a real estate investment fund with target classes of investment that are substantially similar to ours. Our executive officers will also be the executive officers of SWI Management, LLC, or SWIM, a wholly-owned subsidiary of Holdings that is the manager of the SWI Fund. Upon consummation of the Conversion Transactions, any benefit SWIM receives from managing the SWI Fund, including receipt of management fees, will inure to the sole benefit of IMH Financial Corporation. SWIM will also have obligations to the SWI Fund and its members pursuant to the operating agreement between SWIM and the SWI Fund. In order to mitigate conflicts of interest between IMH Financial Corporation and the SWI Fund, SWIM has agreed that (i) prior to an initial public offering of IMH Financial Corporation common stock, SWIM will cease raising capital on behalf of the SWI Fund, and (ii) by the time of an initial public offering of IMH Financial Corporation common stock, SWIM will have invested substantially all of the capital of the SWI Fund or will return the uninvested capital to the members of the SWI Fund. SWIM will be allowed to retain reasonable reserves for the benefit of the SWI Fund and to use the reserves for committed investments (including programmatic investments), additional investments in the existing assets, management fees and other obligations of the SWI Fund. The net proceeds from the sale or other disposition of investments held by the SWI Fund will be distributed to the members of the SWI Fund and not reinvested.

There is no assurance that this arrangement or any policy or procedural protections we adopt will adequately address all of the conflicts that may arise or will address such conflicts in a manner that results in the allocation of a particular investment opportunity to us or is otherwise favorable to us. Since our executive officers are also executive officers of SWIM, subject to oversight from our independent directors (or a committee thereof), the same personnel may determine the price and terms of the investments for both us and other entities managed by SWIM or affiliated with out executive officers and there can be no assurance that any procedural protections, such as obtaining market prices or other reliable indicators of value, will prevent the consideration we pay for these investments from exceeding the fair market value or ensure that we receive terms for a particular investment that are as favorable as those available to a third party.

The merger agreement is not the product of arm’s length negotiations and provides limited protections for the members of the Fund.

The merger agreement was not negotiated or drafted by competing parties with divergent interests. Rather, the principals of the Manager and Holdings, including Messrs. Albers, Meris and Darak, acted on behalf of the Fund and the members thereof in the course of negotiating the merger agreement and the terms of the Conversion Transactions, in which Messrs. Albers, Meris and Darak have different interests than the members of the Fund. Moreover, the merger agreement provides limited representations and warranties made by each of the Manager, Holdings and their respective stockholders and members, and does not provide indemnification rights in favor of the Fund or the members of the Fund in the event of any inaccuracy in, or breach of, those representations and warranties.

You will not be able to sell, short sell, pledge or transfer the shares of Class B and Class C common stock that you receive, or the common stock into which it is convertible, in the Conversion Transactions for at least six months and for up to 12 months after the earlier of (i) an initial public offering, and (ii) the 90th day after the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering, subject to limited exceptions.

Neither shares of Class B and Class C common stock that you receive in the Conversion Transactions, nor the shares of common stock into which they are convertible, may be sold, short sold, pledged or transferred for a period of time following the consummation of an initial public offering, subject to limited exceptions. The Class C common stock will be non-transferable. The transfer restrictions applicable to the Class B-1 common stock do not lapse until six months after the earlier of (i) the consummation of an initial public offering, and (ii) the 90th day after the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering, while the transfer restrictions applicable to the Class B-2 and Class B-3 common stock do not lapse until nine and 12 months after the earlier of (i) the consummation of an initial public offering, and (ii) the 90th day after the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering, respectively. Until these transfer restrictions lapse, the Class B common stock will be illiquid and you will not be able to minimize any losses or realize any gains from the decrease or increase in the market price of the shares of common stock.

The transfer restrictions will be enforced by us through a custodian, who will have physical possession of your Class B and Class C common stock during the restriction period and until (i) in the case of shares of Class B common stock, you convert those shares into IMH Financial Corporation common stock after the restriction period, and (ii) in the case of shares of Class C common stock, we redeem those shares or those shares are converted into shares of Class B common stock. Before you can convert your shares of Class B common stock into common stock of IMH Financial Corporation, you must send a notice of conversion to the custodian and represent to the custodian that you have not violated any of the transfer restrictions. If you submit a notice of conversion to the custodian, but you represent to the custodian that you have not complied with the applicable transfer restrictions, the shares of Class B common stock you attempted to convert will be ineligible for conversion for 90 days thereafter. Any subsequent notice of conversion you submit must contain a representation to the custodian that you have complied with the applicable transfer restrictions for the 90 days prior to such representation and that you are not currently in violation. In addition, the Class B and Class C common stock will not be listed on any securities exchange or included in any automated quotation system. These features will further restrict your ability to sell, short sell, pledge or transfer your shares of Class B and Class C common stock.

There is and can be no assurance that we will successfully complete an initial public offering.

We currently intend to conduct an initial public offering of IMH Financial Corporation common stock following the consummation of the Conversion Transactions, or relatively contemporaneous therewith. However, the exact timing and size of an initial public offering of IMH Financial Corporation common stock will depend on market conditions and a regulatory review at the time of an initial public offering, among other factors. If we consider the market to be unfavorable at the time of an initial public offering, we may reduce the size of an initial public offering, delay an initial public offering or cancel it altogether or supplement an initial public offering with other financings, which may include debt. Accordingly, no assurance can be given as to the actual size of an initial public offering or the actual amount of net proceeds to be raised from an initial public offering or whether or not it will be commenced or completed.

There is and can be no assurance that we will effect any redemption of Class C common stock.

If we successfully complete an initial public offering of our common stock, we intend, in our sole discretion, to redeem some or all of the shares of Class C common stock. In the event we effect such a redemption, we will redeem shares of Class C common stock at a price per share equal to the initial public offering price of our common stock, less selling commissions and discounts paid or allowed to the underwriters in an initial public offering. The maximum amount we will pay, if we choose to to effect a pro rata redemption of the Class C common stock (based upon the number of shares of Class C common stock held by each stockholder), will be limited to 30% of the net proceeds from an initial public offering (up to a maximum of $50 million), and any unredeemed shares of Class C common stock will automatically convert into shares of Class B common stock as follows: 25% of the outstanding shares of Class C common stock will convert into shares of Class B-1 common stock; 25% will convert into shares of Class B-2 common stock; and 50% will convert into shares of Class B-3 common stock. If the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering, it may, but is not required to, beginning 90 days after that determination, convert up to 20% of the outstanding shares of Class C common stock into common stock, with the remaining shares of Class C common stock automatically converting into shares of Class B common stock.

You will not know the redemption price for the Class C common stock at the time you elect to receive shares of Class C common stock, and the ultimate redemption price, if any, may be less than the market price of our common stock at the time of redemption.

If we choose to redeem the shares of Class C common stock in connection with an initial public offering, those shares will be redeemed at the initial public offering price of our common stock, less selling commissions and discounts paid or allowed to the underwriters in an initial public offering. At the time you make the election to receive either Class C or Class B common stock, you will not know the initial public offering price because the price will depend upon negotiations between the Manager and the underwriters for an initial public offering. Before an initial public offering and the Conversion Transactions are consummated, there will be no public market for our common stock. The Manager and the underwriters for an initial public offering will determine the initial public offering price based on a number of factors, including, without limitation, prevailing market conditions, market valuation of companies in related businesses, historical financial results, estimates of our businesses potential and earnings prospect, perceived supply and demand for the stock of similarly situated companies, and other factors. The ultimate redemption price may be higher or lower than what you expect it will be.

We cannot predict the prevailing market price of our common stock following the initial public offering, which may be lower or higher than the initial public offering price. As a result, if the Class C common stock is redeemed, the redemption price may be lower than the market price of our common stock if that price increases above the initial public offering price.

If you do not properly complete and sign an election form indicating that you want to receive shares of Class C common stock in exchange for your membership units in the Fund, then you will automatically receive shares of Class B common stock in exchange for your membership units in the Fund.

In the consent solicitation, each member of the Fund is asked to elect whether to receive one share of Class B or Class C common stock in exchange for each of its membership units in the Fund pursuant to the Conversion Transactions. Each member of the Fund may choose to receive Class B or Class C common stock in any proportion, but will receive one share of either in exchange for each of its membership units in the Fund. However, any member of the Fund that does not submit a properly completed and signed election form specifically electing to receive shares of Class C common stock in exchange for some number of its membership units in the Fund will lose the opportunity to choose between Class B and Class C common stock and will automatically receive shares of Class B common stock in exchange for all of its membership units in the Fund.

If you submit a notice to the custodian that you have not complied with the transfer restrictions on the Class B common stock, all of your shares of Class B common stock will be converted into shares of Class D common stock, which are not entitled to the Special Dividend and which are subject to additional transfer restrictions.

If you attempt to convert the Class B common stock and represent that you have violated the transfer restrictions that apply to shares of Class B common stock, all of your shares of Class B common stock will be automatically converted into shares of Class D common stock. As a result, you will no longer be eligible for the Special Dividend and will not be able to convert into common stock from the 12 month anniversary of the date of the consummation of the Conversion Transactions, and, then, only if you submit a representation to the custodian that you have complied with the applicable transfer restrictions for the 90 days prior to this representation and you are currently not in violation of those restrictions; similarly, if a holder’s shares of Class B common stock have been automatically converted into common stock as described above, then to withdraw or transfer those shares of common stock, the holder must provide a representation to the custodian that the holder has complied with the applicable transfer restrictions; if the holder represents that it has not complied, then the custodian (i) will not release the shares for a period of 90 days thereafter and, then, only upon receipt of a representation that the holder has complied with the restrictions for the 90 days prior to the representation and is not currently in violation, and (ii) will return to IMH Financial Corporation the Special Dividend (if it has been declared and paid).

We may not be able to pay the contemplated Special Dividend to holders of shares of Class B common stock on the one-year anniversary of the consummation of an initial public offering.

We cannot provide any assurance that we will have sufficient legally distributable funds at that time to declare and pay the contemplated Special Dividend of $   per share of outstanding shares of Class B common stock on the one-year anniversary of the consummation of an initial public offering. Any such Special Dividend will be limited by our ability to declare and pay the Special Dividend from legally distributable funds at that time. As a result, if you choose to continue to hold shares of the Class B common stock on the one-year anniversary of the consummation of an initial public offering, there is and can be no assurance that we will be able to pay the Special Dividend. Further, the Special Dividend will not be payable if we do not consummate an initial public offering.

We may not be able to obtain the licenses necessary to conduct our business following the consummation of the Conversion Transactions.

The Manager’s mortgage banking license in the State of Arizona is supervised by the Department of Financial Institutions of the State of Arizona, and Investors Mortgage Holdings California, Inc.’s real estate broker’s license in the State of California is supervised by the Department of Real Estate of the State of California. Both licenses are necessary for us to conduct our business in the ordinary course. Neither license is transferable, and control of a license may not be acquired, through a merger agreement or otherwise without the prior written consent of the applicable regulatory agency. We intend to file the required applications to seek approval from the applicable regulatory agencies to effect the transfer of the licenses to IMH Financial Corporation or one of its wholly-owned subsidiaries. We cannot conduct any business that requires such licenses, including making or arranging commercial real estate mortgage loans, until we receive approval from the respective regulatory authorities. Conducting business without a license would be unauthorized and would expose us to fines and penalties. If we do not receive such licenses prior to the consummation of the Conversion Transactions we would be prevented from making or arranging commercial real estate mortgage loans and our revenue and prospects would be harmed.

We cannot be sure that a public trading market for our common stock will develop or be maintained.

We intend to apply for listing of our common stock, but not our Class B or Class C common stock, on the NYSE in connection with the Conversion Transactions. However, even if our common stock is approved for listing, there can be no assurance that an established and liquid trading market for our common stock will develop or that it will continue if it does develop.

Following the consummation of the Conversion Transactions, we will directly bear expenses that the Manager historically paid.

Currently, the operating agreement of the Fund provides that the Manager may, but is not required to, pay for our overhead or operating expenses, including costs associated with our commercial real estate mortgage loan originations, member development and operations, and other general overhead costs. The Manager has historically paid such expenses in an annual range of approximately $11.2 million to $19.9 million over the three years ended December 31, 2008, however, following the consummation of the Conversion Transactions, the responsibility for several of these costs will be borne directly by us. These expenses include various professional fees, valuation services, and legal and accounting services related to public reporting expenses. Additionally, we will be required to pay direct expenses or costs, which include salaries paid to our employees, expenses or costs related to defaulted commercial real estate mortgage loans in our portfolio, foreclosure activities, property acquired through foreclosure, and interest expense paid on mortgage loans that we have sold or participated. As defaults and foreclosures of commercial mortgage loans in our portfolio have increased, the costs related to these activities have also significantly increased and are expected to continue to increase. These costs are material and are expected to reduce our cash flow and liquidity, which would reduce the stockholders’ return on their investment in us.

We have incurred and will continue to incur significant increased costs as a result of operating as a publicly-reporting company, and our management will be required to devote substantial time to new compliance initiatives.

As a publicly-reporting company, we have incurred and will continue to incur significant accounting, legal and other expenses that we did not incur prior to becoming a publicly-reporting company. Although the Manager has historically paid our expenses, effective October 1, 2008, the Manager discontinued paying certain of our direct expenses, including public reporting costs. As a result, our liquidity has been harmed as we are required to bear the burden of the increased costs resulting from being a publicly-reporting company. Following the consummation of the Conversion Transactions, we will continue to bear the financial burden of being a publicly-reporting company, including the costs associated with filing periodic reports with the SEC.

In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Exchange Act, and the rules and regulations promulgated thereunder, impose additional requirements on publicly-reporting companies. For example, the Exchange Act requires, among other things, that the Fund file annual, quarterly and current reports with respect to the Fund’s business and financial condition. Moreover, the Sarbanes-Oxley Act requires, among other things, that the Fund maintain effective disclosure controls and procedures and maintain, test and report on internal control over financial reporting. Additionally, if and when the SEC decides to apply Section 404(b) of the Sarbanes-Oxley Act to non-accelerated filers such as us, an additional expense will be incurred to have our auditors attest to management’s evaluation of the effectiveness of its internal controls over financial reporting.

Moreover, we expect these and related costs to increase as a result of listing our shares of common stock on the NYSE, becoming subject to NYSE rules and complying with additional corporate governance requirements, including the retention of independent directors and the formation of additional board committees.

The Manager has devoted and, upon consummation of the Conversion Transactions, we will continue to devote, a substantial amount of time to these compliance initiatives, which will divert management from otherwise focusing on our day-to-day business activities. These events could harm our business, financial condition and results of operations.

The Conversion Transactions involve complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available, and which are subject to potential change, possibly on a retroactive basis. Any such change could result in adverse consequences to the Fund and/or the members.

The U.S. federal income tax treatment of the Fund and its members depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The members of the Fund should be aware that the U.S. federal income tax rules are constantly under review by the Internal Revenue Service, resulting in revised interpretations of established concepts. The Fund and its members could be harmed by any change in, or any new, tax law, regulation or interpretation.

IMH Financial Corporation may not be able to use losses generated on a sale of the assets received in the Conversion Transactions to offset other income or gain.

The Fund intends to make an election that will result in a member of the Fund having a lower tax basis in the IMH Financial Corporation common stock that the member receives in connection with the Conversion Transactions than the tax basis the member would have had if the election had not been made. The election will allow IMH Financial Corporation to retain substantial additional tax basis in the assets received in the Conversion Transactions. However, the reduced stock basis for the member will result in increased gain (or reduced loss) upon a later disposition of IMH Financial Corporation common stock by the member. The additional tax basis in the assets of IMH Financial Corporation is expected to reduce the amount of taxable income or gain generated by IMH Financial Corporation with respect to such assets and could also result in tax losses to offset other income or gain generated by IMH Financial Corporation following the consummation of the Conversion Transactions. It is possible that IMH Financial Corporation will not be able to use the expected losses to offset other income or gains.

Members could recognize gain on the Conversion Transactions.

It is intended that the Conversion Transactions will qualify for non-recognition treatment under Section 351(a) of the Code. However, the members could recognize gain in connection with the Conversion Transactions even if they so qualify. Please see in this consent solicitation/prospectus the section entitled “Material U.S. Federal Income Tax Considerations” regarding the potential for recognizing gain in connection with the Conversion Transactions.

The Conversion Transactions may fail to qualify for non-recognition treatment.

As a result of the Conversion Transactions, the Fund will be deemed to transfer its assets to a newly formed corporation, IMH Financial Corporation, in exchange for shares of Class B and Class C common stock of

IMH Financial Corporation followed by a liquidation of the Fund and a distribution of the Class B common stock and the Class C common stock to its members. It is intended that this deemed transfer will qualify for non-recognition treatment under Section 351(a) of the Code. However, no ruling will be sought from the Internal Revenue Service. If the deemed exchange fails to qualify for non-recognition treatment under Section 351(a) of the Code, IMH Financial Corporation’s tax bases in the assets formerly held by the Fund would be reduced to their fair market value at the time of the deemed exchange, which could eliminate a significant tax benefit to IMH Financial Corporation. In addition, it is likely that the losses realized by the Fund in this situation would be disallowed under Section 267 of the Code.

A member’s basis in its shares of common stock in IMH Financial Corporation received in the Conversion Transactions may be subject to certain reductions as a result of the Fund’s tax election.

The members generally will have a tax basis in their IMH Financial Corporation shares equal to their tax basis in their membership units in the Fund prior to the consummation of the Conversion Transactions, reduced by their share of the Fund’s liabilities and increased by the amount of any gain recognized in the Conversion Transactions. Under Section 362(e) of the Code, if the aggregate fair market value of the assets deemed transferred to IMH Financial Corporation as a result of the consummation of the Conversion Transactions is less than their aggregate tax basis at the time of the deemed transfer, the Fund would be required to reduce its basis in those assets to their fair market value. However, as discussed in more detail in the section entitled “Material U.S. Federal Income Tax Considerations,” in order to avoid this result, the Fund intends to make an election under Section 362(e) to reduce the basis of certain of the shares of common stock in IMH Financial Corporation received by the Fund (instead of the corresponding portion of the basis of the assets of IMH Financial Corporation).

While there is currently no statute, final regulation or published ruling addressing whether a reduction in the basis of the common stock deemed to be received by the Fund as a result of the above-described election would result in a reduction in the members’ basis in their membership units in the Fund, proposed Treasury regulations provide that a partnership’s reduction, pursuant to an election under Section 362(e), of its basis in stock it holds results in a corresponding reduction of certain partners’ basis in their partnership interests. Any such reduction to a member’s tax basis in its membership units in the Fund would carry over to the IMH Financial Corporation common stock that the member received in connection with the Conversion Transactions. The reduced basis would result in increased gain (or reduced loss) upon disposition of IMH Financial Corporation common stock by the member.

Members are strongly urged to review carefully the discussion under the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page 230 and to seek advice from their tax advisers based on their own particular circumstances.

The fairness opinion relating to the acquisitions of the Manager and Holdings would be subject to certain assumptions, qualifications and limitations, and will not reflect subsequent changes.

The Fund has engaged Sutter Securities Incorporated, or Sutter Securities, to provide an opinion as to whether, as of the date thereof, and based upon and subject to certain procedures, assumptions, qualifications and limitations the acquisitions of the Manager and Holdings are fair from a financial point of view to IMH Financial Corporation and to the stockholders of IMH Financial Corporation (other than the prior owners of the Manager and Holdings). This opinion will not be a recommendation on how the members of the Fund should vote on the Conversion Transactions, and will not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of the Fund, the Manager or Holdings, changes in general market and economic conditions or regulatory or other factors. Any such changes, or other factors on which the opinion is based, may materially alter or affect the relative values of the Fund, the Manager and Holdings.

Risks Related to our Investment Strategy Following the Consummation of the Conversion Transactions

We have recognized losses historically and may continue to do so following the consummation of the Conversion Transactions.

We reported a net loss of $258.3 million for the year ended December 31, 2008, as a direct result of recording a valuation provision relating to our commercial mortgage loan portfolio and a net loss of $75.2 million for the nine months ended September 30, 2009. As of December 31, 2008, our accumulated deficit aggregated $322.3 million. Our business model relies on capital availability to re-finance short-term bridge loans we provide to borrowers to facilitate real estate entitlement and development. However, the erosion of the U.S. and global credit markets, including a significant and rapid deterioration of the commercial mortgage lending and related real estate markets has substantially curtailed the availability of traditional sources of take-out financing. As a result, we have experienced increased default and foreclosure rates on the commercial mortgage loans in our portfolio. In addition, as a result of these changes, the Manager has modified certain commercial mortgage loans, including modifications to the applicable periodic repayment rates and extended maturity dates of two years or longer, and the Manager may modify additional loans in the future in an effort to, among other things, protect our collateral. There is and can be no assurance that our results of operations will improve following the consummation of the Conversion Transactions.

We anticipate that a significant portion of our portfolio will continue to be in the form of non-performing and distressed commercial mortgage loans, or loans that may become non-performing and distressed, which are subject to increased risks relative to performing mortgage loans.

As is the case with our current portfolio, we anticipate that a significant portion of our future investment portfolio will continue to be in the form of whole loan commercial real estate mortgages that we originate or acquire, including non-performing and distressed commercial mortgage loans, which are subject to increased risks of loss. These loans may already be, or may become, non-performing or distressed for a variety of reasons, including, without limitation, because the underlying property is too highly leveraged or the borrower becomes financially distressed, in either case, resulting in the borrower being unable to meet its debt service or repayment obligations to us. These non-performing or distressed commercial mortgage loans may require a substantial amount of workout negotiations and/or restructuring, which may divert the attention of our management from other activities and entail, among other things, a substantial reduction in the interest rate, capitalization of interest payments, and a substantial write-down of the principal of our loans. However, even if such restructurings were successfully accomplished, a risk exists that the borrowers will not be able or willing to maintain the restructured payments or refinance the restructured mortgages upon maturity.

In addition, certain non-performing or distressed commercial mortgage loans that we acquire may have been originated by financial institutions that are or may become insolvent, suffer from serious financial stress or are no longer in existence. As a result, the standards by which these loans were originated, the recourse to the selling institution, and/or the standards by which these loans are being serviced or operated may be adversely affected. Further, loans on properties operating under the close supervision of a mortgage lender are, in certain circumstances, subject to certain additional potential liabilities that may exceed the value of our investment.

As with our current commercial mortgage loan portfolio, it is possible that we may find it necessary or desirable to foreclose on some, if not many, of the mortgage loans we originate or acquire, and the foreclosure process may be lengthy and expensive. Borrowers may resist mortgage foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action and seek to force the lender into a modification of the loan or a favorable buy-out of the borrower’s position in the loan. In some states, foreclosure actions can take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process. Foreclosure may create a negative public perception of the related mortgaged property, resulting in a diminution of its value. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property will further reduce the net proceeds and, thus, increase the loss. Any such reductions could harm the value of the commercial mortgage loans in which we intend to invest.

Whether or not we have participated in the negotiation of the terms of any such commercial mortgage loans, there can be no assurance as to the adequacy of the protection of the terms of the applicable loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, claims may be asserted that might interfere with enforcement of our rights. In the event of a foreclosure, we may assume direct ownership of the underlying real estate. The liquidation proceeds upon the sale of such real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property will further reduce the net proceeds and, thus, increase the loss to us.

Whole commercial loan mortgages are also subject to “special hazard” risk (property damage caused by hazards, harm such as earthquakes or environmental hazards, not covered by standard property insurance policies), and to bankruptcy risk (reduction in a borrower’s mortgage debt by a bankruptcy court). In addition, claims may be assessed against us on account of our position as mortgage holder or property owner, including responsibility for tax payments, environmental hazards and other liabilities, which could harm our results of operations, financial condition and our ability to make distributions to our stockholders.

Recent market conditions may make it more difficult for us to analyze potential investment opportunities or our portfolio of assets.

Our success will depend, in part, on our ability to analyze effectively potential investment opportunities in order to assess the level of risk-adjusted returns that we should expect from any particular investment. To estimate the value of a particular asset, we or our affiliates may use historical assumptions that may or may not be appropriate during the current unprecedented downturn in the real estate market and general economy. To the extent that we or our affiliates use historical assumptions that are inappropriate under current market conditions, we may lend on a real estate asset, overpay for an asset or acquire an asset that we otherwise might not acquire, which may harm our results of operations and our ability to make distributions to our stockholders.

In addition, as part of our overall portfolio risk management, we intend to analyze interest rate changes and prepayment trends separately and collectively to assess their effects on our portfolio of assets. In conducting our analysis, we may depend on certain assumptions based upon historical trends with respect to the relationship between interest rates and prepayments under normal market conditions. Recent dislocations in the real estate mortgage market or other developments may change the way that prepayment trends have historically responded to interest rate changes, which may harm our ability to (i) assess the market value of our portfolio of assets, (ii) implement our hedging strategies, and (iii) implement techniques to reduce our prepayment rate volatility. If our estimates prove to be incorrect or our hedges do not adequately mitigate the impact of changes in interest rates or prepayments, we may incur losses that could harm our financial condition, results of operations and our ability to make distributions to our stockholders.

The supply of commercial mortgage loans available at significant discounts will likely decrease as the economy improves, which may cause us to adjust our investment strategies.

We anticipate that our investment criteria will focus on distressed real estate assets. However, when the current conditions in the commercial mortgage market, the financial markets and the economy stabilize and/or improve, the availability of borrowers and projects that meet our underwriting criteria, or commercial mortgage loans that meet our investment objectives and strategies will likely decrease, which could prevent us from implementing our business strategies. At that time, we intend to reevaluate our investment strategies, however, there can be no assurance that any of our current or future strategies will be successful. Additionally, the manner in which we compete and the types of assets in which we seek to invest will be affected by changing conditions resulting from sudden changes in our industry, the regulatory environment, the role of government-sponsored entities, the role of credit rating agencies or their rating criteria or process, or the U.S. and global economies generally. If we do not effectively respond to these changes, or if our strategies to respond to these changes are not successful, our financial condition and results of operations may be harmed. In addition, we can provide no assurances that we will be successful in executing our business strategies or that, even if we successfully implement our business strategies, we will ever generate revenues or profits.

If we are required to fund the entire amount of unfunded loans in process, our liquidity may be harmed.

While the contractual amount to our borrowers of unfunded commercial mortgage loans in process and interest reserves total $53.2 million at September 30, 2009, we estimate that we will fund no more than $6.7 million. The difference represents amounts not expected to be funded and relates to loans from us to borrowers wherein the borrowers are in default, loans which have been modified to lower the funding amount, and loans whose funding is contingent on various project milestones, many of which have not been met to date and are not expected to be met at all given current economic conditions. However, if we are required to fund all contractual amounts to our borrowers of unfunded commercial mortgage loans in process, this could harm our liquidity.

We do not have a dedicated loan workout department.

A substantial portion of the mortgage commercial mortgage loans in our portfolio are in default, and currently performing loans may become in default in the future. However, we currently do not have, and do not contemplate developing, a dedicated loan workout department solely designed to renegotiate and manage non-performing or distressed loans. Rather, we typically engage a regular team of consultants to assist us in managing such activities. These consultants are also employed by other unrelated clients to whom the consultant is obligated to provide time and attention and, thus, these consultants may be unavailable to us from time to time.

Because our investments are generally illiquid and we do not expect a secondary market to develop for our loans, we may not be able to vary our portfolio in response to changes in economic and other conditions, and we will be forced to bear the risk of deteriorating real estate markets, which could increase the borrower’s defaults on our loans and cause the Fund and IMH Financial Corporation to experience losses.

Investments in commercial mortgage loan related assets generally experience periods of illiquidity, including during the recent period of delinquencies and defaults with respect to commercial mortgage loans. In addition, we do not expect a secondary market to develop for our portfolio loans. As a result, we will generally bear all the risk of our investments until the loans mature and are repaid. The lack of liquidity may result from the absence of a willing buyer or an established market for these assets, as well as legal or contractual restrictions on resale or the unavailability of financing for these assets. In addition, certain of our target assets, such as mezzanine loans, bridge loans and other commercial real estate mortgage loans are also particularly illiquid investments due to their short life, their potential unsuitability for securitization and the greater difficulty of recovery in the event of a borrower’s default. The illiquidity of our investments may make it difficult for us to sell such investments at advantageous times or at favorable prices if the need or desire arises, including, if necessary, to maintain our exemption from the Investment Company Act. Moreover, turbulent market conditions, such as those currently in effect, could harm the liquidity of our assets. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which may cause us to incur losses. If we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our assets. If, and to the extent that, we use leverage to finance our investments that are or become liquid, the adverse impact on us related to trying to sell assets in a short period of time for cash could be greatly exacerbated. This will limit our ability to mitigate our risk in changing real estate markets and may result in reduced returns to our stockholders.

Our access to public capital markets and private sources of financing may be limited and, thus, our ability to make additional investments may be limited.

Our access to public capital markets and private sources of financing will depend upon a number of factors over which we have little or no control, including, among others, the following:

•	general market conditions;
•	the market’s view of the quality of our assets;
•	the market’s view of our management;
•	our performance after the consummation of the Conversion Transactions;
•	the market’s perception of our growth potential;
•	our eligibility to participate in, and access capital from, programs established by the U.S. Government;
•	our current and potential future earnings and cash distributions;
•	the consummation of an initial public offering; and
•	the market price of our common stock.

The current dislocations and weaknesses in the capital and credit markets could adversely affect one or more private lenders and could cause one or more lenders to be unwilling or unable to provide us with financing or to increase the costs of such financing to us. In addition, several banks and other institutions that historically have been reliable sources of financing have gone out of business, which has reduced significantly the number of lending institutions and the availability of credit. Moreover, the return on our assets and cash available for distribution to our stockholders may be reduced to the extent that market conditions prevent us from leveraging our assets or cause the cost of our financing to increase relative to the income that can be derived from the assets acquired. If we are unable to obtain financing on favorable terms or at all, we may have to curtail our investment activities, which could limit our growth prospects, any we may be forced to dispose of assets at inopportune times in order to maintain our Investment Company Act exemption.

Under current market conditions, structured financing arrangements are generally unavailable, which has also limited borrowings under warehouse and repurchase agreements that are intended to be refinanced by such financings. Consequently, depending on market conditions at the relevant time, we may have to rely more heavily on additional equity issuances, which may be dilutive to our stockholders, or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities, cash distributions to our stockholders and other purposes. We cannot assure you that we will have access to such equity or debt capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could harm our results of operations and growth prospects.

We are not currently eligible to obtain any TALF loans, and we cannot assure you that we will ever be eligible to obtain such loans.

We are not currently eligible to obtain loans pursuant to the Term Asset-Back Securities Loan Facility, or TALF, which is operated by the Federal Reserve Bank of New York, or FRBNY. The FRBNY has complete discretion regarding the extension of credit under the TALF and is under no obligation to make any loans to us even if we meet all of the applicable criteria. Requests for TALF loans may surpass the amount of funding authorized by the FRBNY and the U.S. Treasury, resulting in an early termination of the TALF. Depending on the demand for TALF loans and the general state of the credit markets, the FRBNY and the U.S. Treasury may decide to modify the terms and conditions of the TALF, including asset and borrower eligibility, at any time. Any such modifications may adversely affect the market value of any of our assets financed through the TALF or our ability to obtain additional TALF financing. If the TALF is prematurely discontinued or reduced while our assets financed through the TALF are still outstanding, there may be no market for these assets and the market value of these assets would be harmed.

We may lack control over mortgage loans that are participated with other lenders, which could limit our ability to manage such mortgage loans in a manner we deem advisable.

From time to time, we may invest in, or purchase mortgage loans jointly with other lenders, or participate in our existing mortgage loans with other lenders. If we are not the lead lender for the mortgage loans in which we participate, we will be relying on the decisions and judgment of persons about which our stockholders may have no knowledge and that do not owe the same duties to our stockholders as we do. These decisions and judgments may be different than those we would make under the circumstances and may be wrong or adverse to us.

Short-term loans that we may originate or acquire will involve a greater risk of loss than traditional investment-grade mortgage loans with fully insured borrowers.

We may originate or acquire bridge loans secured by first lien mortgages on properties of borrowers who are typically seeking short-term capital to be used in the acquisition, construction or rehabilitation of properties. The typical borrower under a short-term loan has usually identified an undervalued asset that has been under-managed and/or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower’s projections, or if the borrower fails to improve the quality of the asset’s management and/or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the short-term loan, and we bear the risk that we may not recover some or all of our loan amount.

In addition, borrowers usually use the proceeds of a conventional mortgage to repay a short-term loan. Therefore, bridge loans are subject to the risk of a borrower’s inability to obtain permanent financing to repay the short-term loan. Short-term loans are also subject to the risk of borrower defaults, bankruptcies, fraud, losses and “special hazard” losses that are not covered by standard hazard insurance. In the event of any default under short-term loans held by us as lenders, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount and unpaid interest of the short-term loan. To the extent we suffer such losses with respect to our short-term loans, the value of our company and the price of our shares of common stock may be harmed.

The subordinated loan assets that we may acquire will involve greater risks of loss than senior loans secured by income-producing properties.

We may acquire subordinated loans secured by second mortgages on the underlying property or loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. These types of assets involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property, because the loan may become unsecured as a result of foreclosure by the senior lender. In addition, these loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal. If a borrower defaults on our subordinated loan or debt senior to our loan, or in the event of a borrower bankruptcy, our subordinated loan will be satisfied only after the senior debt is paid in full. Where debt senior to our portfolio loan exists, the presence of intercreditor arrangements between the holder of the mortgage loan and us, as the subordinated lender, may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies and control decisions made in bankruptcy proceedings relating to borrowers. As a result, we may not recover some or all of our investment, which could result in losses to us. In addition, even if we are able to foreclose on the underlying collateral following a borrower’s default on a subordinated loan, we would be substituted for the defaulting borrower and, to the extent income generated on the underlying property is insufficient to meet outstanding debt obligations on the property, we may need to commit substantial additional capital to stabilize the property and prevent additional defaults to lenders with existing liens on the property. Significant losses related to our subordinated loans could harm our results of operations and our ability to make distributions to our stockholders.

We may enter into hedging transactions that could expose us to contingent liabilities in the future.

Part of our strategy may involve entering into hedging transactions that could require us to fund cash payments in certain circumstances (e.g., the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could harm our financial condition. We also may pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest rates. Our hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held and other changing market conditions. Interest rate hedging may fail to protect or could harm us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
•	available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;
•	the duration of the hedge may not match the duration of the related liability;
•	the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and
•	the hedging counterparty owing money in the hedging transaction may default on its obligation to pay.

In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in its default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our commitments, if any, at the then current market price. It may not always be possible to dispose of, close out or terminate a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure you that a liquid secondary market will exist for any hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses to us. The risks above relating to any of our hedging transactions may harm our results of operations and limit our ability to make distributions to our stockholders.

Any repurchase agreements and bank credit facilities that we may use in the future to finance our assets may require us to provide additional collateral or pay down debt.

We may utilize repurchase agreements and bank credit facilities (including term loans and revolving facilities) to finance our assets if such financing becomes available to us on acceptable terms. In the event we utilize such financing arrangements, they would involve the risk that the market value of the loans pledged or sold by us to the repurchase agreement counterparty or provider of the bank credit facility may decline in value, in which case the lender may require us to provide additional collateral or to repay all or a portion of the funds advanced. We may not have the funds available to repay our debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. A lender’s requirement that we post additional collateral would reduce our liquidity and limit our ability to leverage our assets. If we cannot meet these requirements, the lender could accelerate our indebtedness, increase the interest rate on advanced funds and terminate our ability to borrow funds from them, which could harm our financial condition and ability to implement our business plan. In addition, in the event that a lender to us files for bankruptcy or becomes insolvent, the loans to us may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to bank credit facilities and increase our cost of capital. The providers of repurchase agreement financing and bank credit facilities may also require us to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose which could reduce our return on assets. In the event that we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate rapidly.

Currently, we have no repurchase agreements or bank credit facilities in place, and there can be no assurance that we will be able to obtain one or more such facilities on favorable terms, or at all.

In the future, we may use leverage to execute our business strategy, which may reduce the return on our assets, reduce cash available for distribution to our stockholders and increase losses when economic conditions are unfavorable.

In the future, subject to market conditions and availability, we may use leverage to finance our assets through borrowings from a number of sources, including repurchase agreements, resecuritizations, securitizations, warehouse facilities and bank credit facilities (including term loans and revolving facilities). Given current market conditions, we may also seek to take advantage of available borrowings, if any, under government sponsored debt programs, such as the TALF, to acquire all types of commercial real estate mortgage loans and other real estate-related assets, to the extent such assets are eligible for funding under such programs. Although we are not required to maintain any particular assets-to-equity leverage ratio, the amount of leverage we may deploy for particular assets will depend on our available capital, our ability to access financing arrangements, our estimated stability of cash flows generated from the assets in our portfolio and our assessment of the risk-adjusted returns associated with those assets. The percentage of leverage will vary over time depending on our ability to enter into repurchase agreements, resecuritizations, securitizations, warehouse facilities and bank credit facilities (including term loans and revolving facilities), our ability to participate in and obtain funding under programs established by the U.S. government, available credit limits and financing rates, type and/or amount of collateral required to be pledged and our assessment of the appropriate amount of leverage for the particular assets we are funding.

To the extent that we use leverage to finance our assets, our financing costs will reduce cash available for distribution to our stockholders. We may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy our obligations. We may leverage certain of our assets through repurchase agreements. A decrease in the value of these assets may lead to margin calls which we will have to satisfy. We may not have the funds available to satisfy any such margin calls and may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses to us. The satisfaction of such margin calls may reduce cash flow available for distribution to our stockholders. Any reduction in distributions to our stockholders may cause the value of our common stock to decline.

We cannot predict the effect of recent legislative and regulatory initiatives.

The U.S., state and foreign governments have taken or are considering extraordinary actions in an attempt to address the worldwide financial crisis and the severe decline in the global economy. To the extent adopted, many of these actions have been in effect for only a limited time, and have produced limited or no relief to the capital, credit and real estate markets. There is no assurance that these actions or other actions under consideration will ultimately be successful or beneficial to us.

In the U.S., the federal government has adopted, among other things, the Emergency Economic Stabilization Act of 2008 (enacted on October 3, 2008) and the American Recovery and Reinvestment Act of 2009 (enacted on February 17, 2009). With authority granted under these laws, the United States Department of the Treasury has proposed a financial stability plan that is intended to, among other things, invest additional capital into banks and provide for various forms of economic stimulus. Other laws, regulations, and programs at the federal, state and local levels are under consideration that seek to address the economic climate and real estate and other markets. We cannot predict the effect that these or other actions will have on our business, results of operations and financial condition. Further, the failure of these or other actions and the financial stability plan to stabilize the economy could harm our business, results of operations and financial condition.

The Investment Company Act may limit our ability to generate returns for our stockholders.

As the real estate market evolves, our board of directors may determine that the commercial real estate market does not offer the potential for attractive risk-adjusted returns pursuant to an investment strategy that is consistent with our intention to operate in a manner to maintain our exemption from registration under the Investment Company Act. For example, if our board of directors believes the maintenance of our exemption under the Investment Company Act imposes undue limitations on our ability to generate attractive risk-adjusted returns to our investors, our board of directors may approve the wind down of our assets and liquidation of our business. The Investment Company Act may also limit our ability to enter into hedging transactions, which could limit our ability to hedge or limit risks associated with our investments.

Any borrowing by us will increase our risk and may harm our operations and reduce the amount we have available to distribute to our stockholders.

We anticipate that we may borrow funds to generate additional liquidity for the payment of operating expenses, costs relative to the ownership of real estate owned, and obligations under our loans to borrowers. During the quarter ended June 30, 2009, we borrowed $6.0 million from the Manager secured by certain of our portfolio loans. We expect that additional borrowings may be necessary. Any borrowings will require us to carefully manage our cost of funds and we cannot assure you that we will be successful in this effort. If we are unable to repay any indebtedness or make interest payments on any loans we take out, our lenders would likely declare us in default and could require that we repay all amounts owing under our loan facilities. Even if we are repaying the indebtedness in a timely manner, interest payments owing on the borrowed funds may reduce our income and the distributions to our stockholders. We may borrow funds from several sources, and the terms of any indebtedness we incur may vary.

Borrowing subjects us to a number of other risks, including, among others, the following:

•	if we are unable to repay any indebtedness or make interest payments on any loans we incur, our lenders would likely declare us in default and could require that we repay all amounts outstanding under our loan facilities;
•	acceleration of debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all;
•	our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on our borrowings under those arrangements;
•	the loss of some or all of our assets securing the loans to foreclosure or sale;

•	even if we are repaying the indebtedness in a timely manner, interest payments owing by us on the borrowed funds may reduce our income and the distributions to our stockholders, if any;
•	our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;
•	we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes;
•	we may not be able to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all; and
•	some lenders may require as a condition of making a loan to us that the lender receive a priority on mortgage repayments received by us on our mortgage portfolio, thereby requiring the first dollars we collect to go to our lenders.

Any of these risks could harm our business and financial condition.

To the extent that we obtain debt financing as a borrower, we expect that certain of our financing facilities may contain restrictive covenants relating to our operations, which could harm our business, results of operations, ability to make distributions to our stockholders and the market value of our common stock.

If or when we obtain debt financing as a borrower, lenders (especially in the case of bank credit facilities) may impose restrictions on us that would affect our ability to incur additional debt, make certain investments or acquisitions, reduce liquidity below certain levels, make distributions to our stockholders, redeem debt or equity securities and impact our flexibility to determine our operating policies and investment strategies. For example, such loan documents could contain negative covenants that limit, among other things, our ability to repurchase shares of our common stock, distribute more than a certain amount of our net income or funds from operations to our stockholders, hold portfolio mortgage loans for longer than established time periods, employ leverage beyond certain amounts, sell assets, engage in mergers or consolidations, grant liens, and enter into transactions with affiliates. If we fail to meet or satisfy any of these covenants, we would be in default under these agreements, and our lenders could elect to declare loans outstanding to us due and payable, terminate their commitments, require the posting of additional collateral and enforce their respective interests against existing collateral from us. We also may be subject to cross-default and acceleration rights and, with respect to collateralized debt, requirements for us to post additional collateral, and foreclosure rights upon default. A default also could limit significantly our financing alternatives, which could cause us to curtail our investment activities and/or dispose of assets.

We may seek to utilize non-recourse long-term securitizations in the future, and such structures may expose us to risks, which could result in losses to us.

In the future, we may seek to utilize non-recourse long-term securitizations of our investments in mortgage loans, especially loan originations, if and when they become available and to the extent consistent with the maintenance of our exemption from the Investment Company Act, in order to generate cash for funding new investments. This would involve conveying a pool of assets to a special purpose vehicle (or the issuing entity) which would issue one or more classes of non-recourse promissory notes pursuant to the terms of an indenture. The notes would be secured by the pool of assets. In exchange for the transfer of assets to the issuing entity, we would receive the cash proceeds on the sale of the non-recourse notes and a 100% interest in the equity of the issuing entity. The securitization of our portfolio investments might magnify our exposure to losses on those portfolio investments because any equity interest we retain in the issuing entity would be subordinate to the notes issued to investors and we would, therefore, absorb all of the losses sustained with respect to a securitized pool of assets before the owners of the notes experience any losses. Moreover, we cannot be assured that we will be able to access the securitization market, or be able to do so at favorable rates. The inability to consummate securitizations of our portfolio to finance our investments on a long-term basis could require us to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price, which could harm our performance and our ability to grow our business.

Any warehouse facilities that we may obtain in the future may limit our ability to acquire or originate assets, and we may incur losses if the collateral is liquidated.

In the event that securitization financings become available to us, we may utilize, if available, warehouse facilities pursuant to which we would accumulate mortgage loans in anticipation of a securitization financing, which assets would be pledged as collateral for such facilities until the securitization transaction is consummated. In order to borrow funds to originate or acquire assets under any future warehouse facilities, we expect that our lenders thereunder would have the right to review the potential assets for which we are seeking financing. We may be unable to obtain the consent of a lender to acquire assets that we believe would be beneficial to us and we may be unable to obtain alternate financing for such assets. In addition, we cannot assure you that a securitization structure would be consummated with respect to the assets being warehoused. If the securitization is not consummated, the lender could liquidate the warehoused collateral and we would then have to pay any amount by which the original purchase price of the collateral assets exceeds its sale price, subject to negotiated caps, if any, on our exposure. In addition, regardless of whether the securitization is consummated, if any of the warehoused collateral is sold before the consummation thereof, we would have to bear any resulting loss on the sale. Currently, we have no warehouse facilities in place, and no assurance can be given that we will be able to obtain one or more warehouse facilities on favorable terms, or at all.

Other Risks Related to our Operations

Our independent registered public accounting firm has expressed substantial doubt about the Fund’s ability to continue as a going concern.

The Fund’s independent registered public accounting firm included an explanatory paragraph in the audit report included with this consent solicitation/prospectus indicating that we have experienced increasing default rates and foreclosures on our portfolio of mortgage loans that raise substantial doubt about the Fund’s ability to continue as a going concern. In this regard, the dislocations and uncertainty in the economy, and real estate, credit and other markets, have created an extremely challenging environment that will likely continue in some respects for the foreseeable future, and we cannot assure you that the Fund will have sufficient liquidity to continue as a going concern. By including an explanatory paragraph in their opinion stating that there is substantial doubt about the Fund’s ability to continue as a going concern, our auditors have indicated that they are uncertain as to whether we have the capability to continue our operations without an infusion of additional funds. Although the Manager has taken a number of measures to seek to provide liquidity to us, including, among other things, efforts to sell certain of the whole loans and participation interests in certain loans in our portfolio, and to liquidate certain real estate in our portfolio, we cannot assure you that such measures will be completed in a timely manner or at all, or that if such measures are completed, that they will yield sufficient liquidity to assure the Fund’s continued ability to operate as a going concern.

If we do not resume our mortgage lending activities, we will not be able to grow our business and our financial results and financial condition will be harmed.

Effective October 1, 2008, the Manager elected to suspend certain of our activities, including, among other things, the funding and origination of any new commercial mortgage loans. This election was made in order to preserve our capital and to seek to stabilize our operations and liquid assets in order to assist us in our efforts to meet our future obligations, including those pursuant to current loan commitments we have made to borrowers. Even if we consummate the Conversion Transactions, we may not consummate an initial public offering or raise alternative financing, and there is a risk that we may not resume lending for an extended period of time, and that we may not resume lending at historical levels. The inability to fund new loans prevents us from capitalizing on attractive interest or other fee paying investments, and managing interest rate and other portfolio risk as our existing investments are sold, restructured or refinanced. Any one or more of the foregoing could harm our results and financial condition.

Defaults on our mortgage loans will decrease our revenue and may harm our business.

We are in the business of acquiring and originating commercial mortgage loan investments and, as such, we are at risk of default by borrowers. Any failure of a borrower to repay the mortgage loans in our portfolio or to pay interest on such loans will reduce our (i) revenue and distributions, if any, to stockholders, and (ii) potentially, the trading price of our common stock. At September 30, 2009, 48 of our portfolio loans with principal balances totaling $473.9 million were in default, and we had commenced foreclosure proceedings on 16 of these 48 loans. The Manager anticipates that it will commence foreclosure actions on an additional six loans in our portfolio, and the Fund is negotiating with the borrowers and assessing the possibility of modifying the loan terms of the remaining 26 loans in default. In addition, during the nine months ended September 30, 2009, we acquired five real estate assets through foreclosure of the related mortgage loans with an estimated fair value of $41.2 million. We cannot assure you that the estimated net realizable value of such properties exceeds the carrying value of the Fund’s investment in these properties at September 30, 2009.

Economic, market, environmental and political conditions may affect management’s plans for the development and marketing of such foreclosed properties. In addition, the implementation of such plans could be affected by the absence of financing for development and construction activities, if such financing is required. Accordingly, the ultimate realization of the fair values of the Fund’s real estate owned properties are dependent upon future economic and market conditions, the availability of financing, and the resolution of political, environmental and other related issues, many of which are beyond the direct control of our management.

Our borrowers are exposed to risks associated with owning real estate, and unexpected expenses or liabilities resulting from such ownership could reduce the likelihood that our borrowers will be able to develop or sell the real estate that serves as collateral for our loans, which will increase the likelihood that our borrowers will default on the loans that we fund or acquire.

Among other matters, our borrowers are subject to risks, expenses and liabilities associated with owning real estate, including, among others:

•	the expense of maintaining, operating, developing and protecting the real estate that serves as collateral for our loans;
•	the risk of a decline in value of such real estate due to market or other forces;

•	the risk of default by tenants who occupy such real estate and have rental obligations to the owners of such real estate;
•	the risks of zoning, rezoning, and many other regulatory matters affecting such real estate;
•	acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses;
•	acts of war or terrorism;
•	adverse changes in national and local economic and market conditions;
•	changes in, and related costs of compliance with, governmental laws and regulations, fiscal policies and zoning ordinances;
•	costs of remediation and liabilities associated with environmental conditions;
•	the potential for uninsured or under-insured property losses;
•	financial and tort liability risks, including construction defect claims, associated with the ownership, development and construction on such real estate; and
•	market risk and the possibility that they will not be able to develop, sell or operate such real estate to generate the income expected from such real estate.

Any or all of these risks, if not properly managed by the borrower, could impose substantial costs or other burdens on our borrower or such real estate, or result in a reduction in the value of such real estate, thereby increasing the likelihood of default by the borrower on our portfolio loan and reducing or eliminating our ability to make distributions to our stockholders. In addition, to the extent we foreclose on any such real estate securing our portfolio loans, we become directly subject to these same risks.

The commercial mortgage loans we acquire are subject to the ability of the commercial property owner to generate net income from operating the property as well as the risks of delinquency and foreclosure.

The ability of a commercial mortgage loan borrower to repay a loan secured by an income-producing property, such as a multi-family or commercial property, typically is dependent primarily upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income producing property can be affected by, among other things, tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, terrorism, social unrest and civil disturbances.

Most commercial mortgage loans are effectively nonrecourse obligations of the borrower, meaning that there is no recourse against the borrower’s assets other than the underlying collateral. In the event of any default under a commercial mortgage loan held directly by us in our portfolio, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral (or our ability to realize such value through foreclosure) and the principal and accrued interest on the mortgage loan, which could harm our results of operations and cash flow from operations and limit amounts available for distribution to our stockholders. In the event of the bankruptcy of a commercial mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the commercial mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a commercial mortgage loan can be an expensive and lengthy process, which could have a substantial negative effect on our anticipated return on the foreclosed commercial mortgage loan.

We rely on the value of our real estate collateral to protect our commercial mortgage loans, and that real estate collateral is subject to appraisal errors and the collateral’s realizable value is subject to decrease based on events beyond our control.

We depend upon the value of our real estate collateral to protect the commercial mortgage loans that we make or acquire. We depend upon the skill of independent appraisers and other techniques to value the collateral of the commercial mortgage loans we hold. However, notwithstanding the experience of the appraisers selected or approved by the Manager, they may make mistakes or may err in their judgment. Also, the realizable value of the real estate securing our portfolio loans may decrease due to subsequent events, such as the precipitous decline in value experienced as a result of the real estate market downturn. As a result, there may be less collateral than anticipated at the time the applicable commercial mortgage loan was originated or acquired. In this regard, in recent periods, the real estate markets across the United States have declined. If the value of the collateral supporting our commercial mortgage loans declines and a foreclosure sale occurs, we may not recover the full amount of our commercial mortgage loan, thus reducing the amount of our cash available, if any, and may harm our business.

Our underwriting standards and procedures may not have protected us from loan defaults, which could harm our business.

Due to the nature of our business model, we believe the underwriting standards and procedures used by the Manager are different from conventional lenders. While several procedures in the Manager’s underwriting process are similar to those of traditional lenders, there are also some differences that provide the Manager with more flexibility in underwriting and closing loans. Due to the nature of our loan approval process, there is a risk that the underwriting the Manager performed did not, and the underwriting we perform will not, reveal all material facts pertaining to the borrower and the collateral, and there may be a greater risk of default by our borrowers which, as described above, could harm our business.

Guarantors of our portfolio loans may not have sufficient assets to support their guarantees, which could make enforcing such guarantees difficult and costly, and could harm our operations.

Our commercial mortgage loans are not insured or guaranteed by any federal, state or local government agency. Our loans may be guaranteed by individuals or entities which are typically affiliated with the borrower. These guarantors may not have sufficient assets to back up their guarantees in whole or in part, and collections pursuant to any such guarantees may be difficult and costly. Consequently, if there is a default on a particular commercial mortgage loan and the guarantee, our only recourse may be to foreclose upon the mortgaged real property. The value of the foreclosed property may have decreased and may not be equal to the amount outstanding under the corresponding loan, resulting upon sale in a decrease of the amount of our cash available, if any, and may harm our business.

By becoming the owner of property we become subject to the various risks of owning real property and we could incur unexpected costs and expenses, which could harm our business.

We have acquired real property in connection with foreclosures of commercial mortgage loans in our portfolio in which we have invested, and we may acquire additional real property in this manner in the future. As an owner of real property, we will incur some of the same obligations and be exposed to some of the same risks as our borrower was prior to our foreclosure on the applicable portfolio loan. See the risk factor above starting with “Our borrowers are exposed to risks associated with owning real estate”.

We have limited experience in managing and developing real estate and, following a foreclosure, we may not be able to manage the real estate we foreclose upon or develop the underlying projects in a timely or cost-effective manner, or at all, which could harm our results of operations.

We have limited experience in managing and developing real estate. In the event we acquire real estate through foreclosure on one of our portfolio loans or otherwise, we may seek to complete the underlying projects, either alone or through joint ventures. We cannot assure you that we will be able to manage the development process in a timely or cost-effective manner or at all.

If we require third party assistance in managing or developing projects, either through joint ventures or selling the rights to manage or develop projects in whole, we may be unable to find such assistance at an attractive cost or at all. Even if we are able to locate such assistance, we may be exposed to the risks associated with the failure of the other party to complete the development of the project as expected or desired. These risks include the risk that the other party would default on its obligations, necessitating that we complete the other components ourselves (including providing any necessary financing).

If we enter into joint ventures to manage or develop projects, such joint ventures involve certain risks, including, without limitation, that:

•	we may not have voting control over the joint venture;
•	we may not be able to maintain good relationships with the unaffiliated joint venture partners;
•	the joint venture partner may have economic or business interests that are inconsistent with our interests;
•	the joint venture partner may fail to fund its share of operations and development activities, or to fulfill its other commitments, including providing accurate and timely accounting and financial information to us; and
•	the joint venture or venture partner could lose key personnel.

Any one or more of these risks could harm our results of operations.

We may experience a decline in the fair value of our assets, which could harm our results of operations, financial condition and our ability to make distributions to our stockholders.

A decline in the fair market value of our assets may require us to recognize an “other-than-temporary” impairment against such assets under generally accepted accounting principles, or GAAP, if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be other-than-temporarily impaired. For example, we recorded a valuation adjustment of $90 million and $42.4 million for nine months ended September 30, 2009 and September 31, 2008, respectively. For further information, see the section entitled “Investors Mortgage Holdings Inc.’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Loan Portfolio Valuation Analysis.” Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale. If we experience a decline in the fair value of our assets, our results of operations, financial condition and our ability to make distributions to our stockholders could be harmed.

Some of our portfolio investments are and will be recorded at fair value and, as a result, there will be uncertainty as to the value of these investments.

Some of our portfolio investments are and will continue to be in the form of positions or securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable. Depending on whether these securities and other investments are classified as available-for-sale or held-to-maturity, we will value certain of these investments quarterly at fair value, as determined in accordance with applicable accounting guidance, which may include unobservable inputs. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common stock could be harmed if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

Valuations of certain assets in which we may invest may be difficult to obtain or unreliable. In general, third-party dealers and pricing services heavily disclaim their valuations. Dealers may claim to furnish valuations only as an accommodation and without special compensation, and so they may disclaim any and all liability for any direct, incidental or consequential damages arising out of any inaccuracy or incompleteness in valuations, including any act of negligence or breach of any warranty. Depending on the complexity and illiquidity of an asset, valuations of the same asset can vary substantially from one dealer or pricing service to another. Therefore, conflicts of interest exist to the extent that the Manager is involved in the determination of the fair value of our investments. Additionally, our results of operations for a given period could be harmed if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal. The valuation process has been particularly challenging recently as market events have made valuations of certain assets more difficult, unpredictable and volatile.

We may refinance existing loans at rates lower than those currently available to us.

Substantially all of our variable rate loans contain provisions for interest rate floors, which has allowed us to benefit from interest rate terms in excess of the current Prime rate. However, given current market conditions and the likely necessity to extend loans to 24-month terms, or longer, we anticipate that certain of the commercial mortgage loans in our portfolio will be negotiated at terms that are more reflective of current market rates, which is expected to result in lower mortgage income for us.

Increases in interest rates could adversely affect the value of our investments and cause our interest expense to increase, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to our stockholders.

Our investment in certain assets will generally decline in value if long-term interest rates increase. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our stockholders. A significant risk associated with our target assets is the risk that both long-term and short-term interest rates will increase significantly. If long-term rates increased significantly, the market value of these investments would decline, and the duration and weighted average life of the investments would increase.

In addition, in a period of rising interest rates, our operating results will depend in large part on the difference between the income from our assets and financing costs. We anticipate that, in most cases, the income from such assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Increases in these rates will tend to decrease our net income and market value of our assets.

Rising interest rates may also cause our target assets that were originated or acquired prior to an interest rate increase to provide yields that are below prevailing market interest rates. If rising interest rates cause us to be unable to acquire a sufficient volume of our target assets with a yield that is above our borrowing cost, our ability to satisfy our investment objectives and to generate income and pay dividends may be harmed. An increase in interest rates may cause a decrease in the volume of certain of our target assets, which could harm our ability to acquire target assets that satisfy our investment objectives and to generate income and make distributions to our stockholders.

The relationship between short-term and longer-term interest rates is often referred to as the “yield curve.” Ordinarily, short-term interest rates are lower than longer-term interest rates. If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because we expect our investments, on average, generally will bear interest based on longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net income and the market value of our net assets. Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested, the spread between the yields on the new investments and available borrowing rates may decline, which would likely decrease our net income. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses. As a result of the foregoing, significant fluctuations in interest rates could harm affect our results of operations, financial conditions and our ability to make distributions to our stockholders.

Prepayment rates may adversely affect the value of our portfolio of assets.

As of the date of this consent solicitation/prospectus, our portfolio loans did not contain any prepayment penalties or fees. As a result, the value of our assets may be harmed by prepayment rates on mortgage loans. If we purchase assets at a premium to par value, when borrowers prepay their mortgage loans faster than expected, the corresponding prepayments on the mortgage loans may reduce the expected yield on such loans because we will have to amortize the related premium on an accelerated basis. Conversely, if we purchase assets at a discount to par value, when borrowers prepay their mortgage loans slower than expected, the decrease in corresponding prepayments on the mortgage assets may reduce the expected yield on such loans because we will not be able to accrete the related discount as quickly as originally anticipated. Prepayment rates on loans may be affected by a number of factors, including, without limitation, the availability of mortgage credit, the relative economic vitality of the geographic area in which the related properties are located, the servicing of the mortgage loans, possible changes in tax laws, other opportunities for investment, and other economic, social, geographic, demographic, legal and other factors beyond our control. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment or similar risks. In periods of declining interest rates, prepayment rates on mortgage loans generally increase. If general interest rates decline at the same time, we are likely to reinvest the proceeds of such prepayments received during such periods in assets yielding less than the yields on the assets that were prepaid. In addition, as a result of the risk of prepayment, the market value of the prepaid assets may benefit less than other fixed income assets from declining interest rates.

Our loans generally contain provisions for balloon payments upon maturity, which are riskier than loans with fully amortized payments and which increases the likelihood that a borrower may default on the loan.

As of the date of this consent solicitation/prospectus, substantially all of our portfolio loans provide for monthly payment of interest only with a “balloon” payment of principal payable in full upon maturity of the loan. To the extent that a borrower has an obligation to pay us mortgage loan principal in a large lump sum payment, its ability to repay the loan may depend upon its ability to sell the property, obtain suitable refinancing or otherwise raise a substantial amount of cash. We cannot assure you that a borrower will have sufficient resources available to make a balloon payment when it becomes due. As a result, these loans may involve a higher risk of default than amortizing loans.

Competition for buyers of real estate that we own, or for take-out financing for our borrowers, places severe pressure on asset values, and we may not be able to realize the full value of any of our investments as a result.

The industry in which we operate is serviced primarily by conventional mortgage lenders and loan investors, which include commercial banks, insurance companies, mortgage brokers, pension funds, and private and other institutional lenders. There are also a relatively smaller number of non-conventional lenders that are similar to us. Once we resume lending operations, we expect to compete with these same lenders as well as new entrants to the competitive landscape who are also focused on originating and acquiring attractively priced commercial mortgage loans for investment.

We expect to compete with many market participants after the consummation of the Conversion Transactions. Additionally, as we seek to locate purchasers for real estate we have acquired, or for takeout financing for our borrowers, we are competing with a large number of persons and entities that have acquired real estate, whether through foreclosure or otherwise, and that have originated commercial mortgage loans, in the past few years. Many of these persons and entities utilized leverage to purchase the real estate or fund the loans, and many are selling collateral or accepting takeout financing worth less than the original principal investment in order to generate liquidity and satisfy margin calls or other regulatory requirements.

Our business is subject to regulation by several government agencies and a disciplinary or civil action that occurs as a result of an actual or alleged violation of any rules or regulations to which we are subject could harm our business.

The Manager and its affiliates are subject to extensive regulation and oversight by various state and federal regulatory authorities, including, without limitation, the Arizona Corporation Commission or the ACC, the Arizona Department of Revenue, the Arizona Department of Financial Institutions (Banking) and the SEC. Many of these authorities have generally increased their scrutiny of the entities they regulate following recent events in the homebuilding, finance and capital markets sectors. We and the Manager are also subject to various federal and state securities laws regulating the issuance and sale of securities. In the event that we or the Manager do not adhere to these and other laws and regulations which apply to us, we could face potential disciplinary or other civil action that could harm our business.

In December 2004, and pursuant to several supplemental requests thereafter, the ACC requested certain information pertaining to the operations of the Fund and the Manager, and the Manager responded to all requests made by the ACC. Neither the Manager nor the Fund had any communication from the ACC from November 2005 until July 2009. In July 2009, the ACC requested from the Manager information concerning certain affiliates of the Manager. Following a response by the Manager to this request, and a meeting by certain of the Manager’s representatives with the ACC in October 2009, we were notified by a representative of the ACC in December 2009 that the ACC did not have any further information requests and, thereafter, that the ACC had ceased its inquiry.

In addition, following the suspension of certain of our activities, including the suspension of our willingness to execute redemption requests from holders of membership units in the Fund who are seeking liquidity, certain of the members have requested that their redemption requests be honored due to financial hardships or other reasons. In each instance, we have responded that we will not grant such requests and are treating all of the members uniformly. While neither the Manager nor we have been served with any lawsuits from any of the members, certain of the members have filed grievances with the SEC and possibly other regulatory agencies related to the Manager’s administration of the Fund, and we are unable to predict the outcome of any such grievances.

We invest in construction loans, which may expose us to an increased risk of loss.

We originate and invest in construction loans. If we fail to fund our entire commitment on a construction loan, or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences to us associated with the loan, including: a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete it from other sources; a borrower assets or claims against us for failure to perform our obligations as a lender under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy filing by the borrower; and abandonment by the borrower of the collateral for our loan.

Risks of cost overruns and non-completion of renovation of the properties underlying rehabilitation loans may result in significant losses.

The renovation, refurbishment or expansion by a borrower under a mortgaged property involves risks of cost overruns and non-completion. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. Other risks may include: rehabilitation costs exceeding original estimates, possibly making a project uneconomical; environmental risks; and rehabilitation and subsequent leasing of the property not being completed on schedule. If such renovation is not completed in a timely manner, or if renovation costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments to us on our loan, which could result in significant losses to us.

The Manager has taken various actions to seek to manage us through the recession, however, we cannot assure you that these or future actions will be successful, in part or at all, and a failure of any one or more of these actions could harm us.

The Manager, on our behalf, has taken various actions to seek to manage us through the recession, including, among other things, marketing certain of our whole loans and participation interests for sale, and disposing of real estate owned that was acquired by us upon foreclosure. The Manager is also continuously evaluating other options for us. Many of the challenges being faced by us are beyond the control of the Manager, including a lack of adequate lender credit availability in the marketplace, the general illiquidity in financial markets in the United States, and the decline in real estate prices and the prices of real-estate related assets. We cannot assure you that these or other actions by the Manager will be successful, in part or at all, and a failure of any one or more of these actions could harm us.

Our loan and real estate portfolio is concentrated geographically and a further downturn in the economies or markets in which we operate could harm our loan portfolio.

As of the date of this consent solicitation/prospectus, we have commercial mortgage loan investments and real property in Arizona, California, Texas, New Mexico, Idaho, Minnesota, Utah and Nevada. Because we are generally not diversified geographically and are not required to observe any specific geographic diversification criteria, a further downturn in the economies of the states in which we own real estate or have commercial mortgage loan investments in our portfolio, or a further deterioration of the real estate market in these states, could harm our loan and real estate portfolio.

We may have difficulty protecting our rights as a secured lender, which could reduce the value or amount of collateral available to us upon foreclosure and harm our business.

We believe that our loan documents enable us to enforce our rights thereunder with our borrowers. However, the rights of borrowers and the rights of other secured lenders may limit our practical realization of those benefits. For example:

•	Foreclosure is subject to the delays of the legal processes involved. Judicial foreclosure could involve protracted litigation. Although we expect to generally use non-judicial foreclosure, which is generally quicker, our collateral may deteriorate and decrease in value during any delay in the foreclosure process.
•	The borrower’s right of redemption following foreclosure proceedings can delay or deter the sale of our collateral and can, for practical purposes, require us to own and manage any property acquired through foreclosure for an extended period of time.
•	Unforeseen environmental hazards may subject us to unexpected liability and procedural delays in exercising our rights.
•	The rights of junior secured creditors in the same property can create procedural hurdles for us when we foreclose on collateral.
•	We may not be able to obtain a deficiency judgment after we foreclose on collateral. Even if a deficiency judgment is obtained, it may be difficult or impossible to collect on such a judgment.
•	State and federal bankruptcy laws can temporarily prevent us from pursuing any actions against a borrower or guarantor, regardless of the progress in any suits or proceedings and can, at times, permit our borrowers to incur liens with greater priority than the liens held by the Fund.

We may be exposed to liabilities for risks associated with the use of hazardous substances on any of our properties.

Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances may harm an owner’s ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of a property underlying one of our portfolio loans becomes liable for removal costs, the ability of the owner to make payments to us may be reduced, which in turn may diminish the value of the relevant mortgage asset held by us and our ability to make distributions to our stockholders. If we acquire a property through foreclosure or otherwise, the presence of hazardous substances on such property may harm our ability to sell the property and we may incur substantial remediation costs, which could harm our results of operations, financial condition and our ability to make distributions to our stockholders.

Other Risk Factors

The decline in economic conditions and disruptions to markets may not improve for the foreseeable future, which could cause us to suffer continuing operating losses, adversely affect our liquidity, and create other business problems for us.

The global and U.S. economies experienced a rapid decline in 2008. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which has placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets.

These events have caused, among other things, numerous foreclosures and an excess of residential housing inventory and finished residential lots, and a glut of stalled commercial real estate projects. Excess inventory could result in a decline in the values of real estate that we own or that secures the loans we hold in our portfolio. This, in turn, could reduce the proceeds we realize upon sale and that are available to our borrowers to repay our portfolio mortgage loans.

The foregoing could result in defaults on our portfolio mortgage loans and might require us to record reserves with respect to non-accrual loans, write-down our real estate owned, and realize credit losses with respect to our portfolio mortgage loans. These factors could harm our business, financial condition, results of operations and cash flows.

As a consequence of the difficult economic environment, we experienced losses, resulting primarily from significant provisions for credit losses and substantial write-downs of our assets. We cannot assure you that the economic conditions or the real estate and other markets generally, will improve in the near term, in which case we could continue to experience significant losses and write-downs of assets, and could face capital and liquidity constraints and other business challenges.

We depend on key personnel and an error in judgment or the loss of their services could harm our business.

We currently do not have any directors, officers or employees. Our success depends upon the continued efforts of certain key personnel of the Manager, who will become our executive officers after the consummation of the Conversion Transactions, including, among others, Shane Albers, who will become our chief executive officer, and William Meris, who will become our president. If either of these individuals were to make an error in judgment in conducting our operations, our business could be harmed. If either of these individuals were to cease employment with us, our operating results could suffer. Our future success also depends in large part upon our ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense. Should we be unable to attract and retain such key personnel, our ability to make prudent investment decisions may be impaired, which could harm our results of operations and prospects.

Accounting rules for certain of our investments are highly complex and involve significant judgment and assumptions, and changes in such rules, accounting interpretations or our assumptions could harm our ability to timely and accurately prepare our financial statements.

Accounting rules for commercial mortgage loan sales and securitizations, valuations of financial instruments, investment consolidations and other aspects of our anticipated operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in the preparation of financial information and the delivery of this information to our stockholders. Changes in accounting rules, interpretations or our assumptions could undermine our ability to prepare timely and accurate financial statements, which could result in a lack of investor confidence in our publicly filed information and could harm the market price of our common stock.

We may change our business, investment, leverage and financing strategies without stockholder consent.

We may change our business, investment and financing strategies without a vote of, or notice to, our stockholders, which could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this consent solicitation/prospectus. In particular, a change in our investment strategy, including the manner in which we allocate our resources across our commercial mortgage loan portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, default risk and real estate market fluctuations. In addition, we may in the future use leverage at times and in amounts deemed prudent by our management in its discretion, and such decisions would not be subject to stockholder approval. Changes to our strategies regarding the foregoing could harm our financial condition, results of operations and our ability to make distributions to our stockholders.

Our stock price and trading volume may be volatile, which could result in substantial losses for our stockholders.

Even if an active trading market develops for our common stock after the consummation of the Conversion Transactions, the market price of our common stock may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect the share price of our common stock or result in fluctuations in the price or trading volume of our common stock include those listed in the section entitled “Risk Factors” in this consent solicitation/prospectus as well as:

•	general market and economic conditions;
•	actual or anticipated changes in our future financial performance;
•	changes in market interest rates;
•	competitive developments, including announcements by us or our competitors of new financial products or services or significant contracts, acquisitions, strategic partnerships or capital commitments;
•	the operations and stock performance of our competitors or similar companies;
•	developments in the commercial mortgage lending industry or the financial services sector generally;
•	the impact of new state or federal legislation, regulatory developments or court decisions that adversely affect us or the assets in which we seek to invest or that restrict the activities of commercial mortgage lenders or suppliers of credit in our market;
•	fluctuations in our quarterly operating results;
•	the use of significant leverage to finance our assets;
•	changes in financial estimates by securities analysts or publications of research reports about us or the real estate industry;
•	changes in accounting principles;

•	the reliability of our dividend policy and amount of our dividends;
•	equity issuances by us or stock resales by our stockholders or the perception that such issuances or resales could occur;
•	additions or departures of senior management and key personnel; and
•	actions by institutional or other stockholders.

If the market price of our common stock declines significantly, you may be unable to resell your common stock at or above the price immediately after the consummation of the Conversion Transactions. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly, including a decline below the price immediately after the consummation of the Conversion Transactions, in the future. In addition, the stock market in general can experience considerable price and volume fluctuations.

We have not established a minimum dividend and distribution level and we may not have the ability to make dividends and other distributions to you in the future.

We have not established a minimum distribution level and we may not be able to make any distributions at all. In addition, some of our distributions may include a return of capital. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition and other factors as our board of directors may deem relevant from time to time. We cannot predict our ability to make distributions to you in the future.

Our board of directors may authorize the issuance of additional shares that may cause dilution and may depress the price of our common stock.

Our charter permits our board of directors, without your approval, to:

•	authorize the issuance of common or preferred stock in connection with equity offerings, acquisitions of securities or other assets of companies; and
•	classify or reclassify any unissued common stock or preferred stock and to set the preferences, rights and other terms of the classified or reclassified shares, including the issuance of shares of preferred stock that have preference rights over the common stock with respect to dividends, liquidation, voting and other matters or shares of common stock that have preference rights over your common stock with respect to voting.

The issuance of additional shares of our common stock could be substantially dilutive to your shares and may depress the price of our common stock.

Future sales of shares of our common stock, including sales of shares of Class B common stock when eligible for conversion into common stock or sales of shares of common stock by our insiders, may depress the price of our common stock.

Any sales of a substantial number of shares of our common stock, or the perception that those sales might occur, may cause the market price of our common stock to decline. We are unable to predict whether a significant number of shares of common stock will be sold in the open market in anticipation of or following a sale by insiders. Upon consummation of the Conversion Transactions, we will have approximately      shares of Class B and Class C common stock outstanding. The shares of Class C common stock are non-transferable and the shares of Class B common stock are subject to transfer restrictions that lapse between six and 12 months of the anniversary of earlier of (i) the consummation of an initial public offering, and (ii) the 90th day after the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering, subject to limited exceptions. Once the sale of all or a portion of the shares of Class B common stock becomes possible, the sale or potential sale of a substantial number of shares of Class B common stock or the common stock into which they convert could depress the market price of all common stock and impair our ability to raise capital through the sale of additional shares. Because the Manager suspended accepting redemption requests effective October 1, 2008, and suspended distributions to members of the Fund in the second quarter of 2009, there is a pent-up demand for liquidity among the members of the Fund, which could lead to the sale of a substantial number of shares of our common stock and a corresponding decrease in the market price of our common stock. In addition, the 2010 Stock Incentive Plan provides for grants of restricted stock or stock options which may result in additional sales of shares of common stock. In the future, we may issue warrants or grant additional options or grant additional registration rights with respect to our common stock.

Offerings of debt or equity securities, which would be senior to our common stock in liquidation, or equity securities, which would dilute our existing stockholders’ interests and may be senior to our common stock for the purposes of distributions, may harm the market price of our common stock.

Following the consummation of the Conversion Transactions, or relatively contemporaneous therewith, we contemplate offering shares of our common stock in an initial public offering. In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes, preferred stock or common stock. We will not be precluded by the terms of our charter documents from issuing additional indebtedness. Accordingly, we could become more highly leveraged, resulting in (i) an increase in debt service that could harm our ability to make expected distributions to our stockholders, and (ii) an increased risk of default on our obligations. If we were to liquidate, holders of our debt and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets before the holders of our common stock. Additional equity offerings by us may dilute your interest in us or reduce the market price of your shares of our common stock, or both. Any preferred stock could have a preference on distribution payments that could limit our ability to make a distribution to our stockholders. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk that any future offerings by us could reduce the market price of your shares of our common stock and dilute your interest in us.

Certain provisions of our certificate of incorporation, bylaws, debt instruments and the Delaware General Corporation Law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders.

Certain provisions of the Delaware General Corporation Law, or DGCL, may have the effect of deterring hostile takeovers or otherwise delaying or preventing changes in our management or in the control of our company, including transactions in which our stockholders might otherwise receive a premium over the fair market value of our common stock. In particular, Section 203 of the DGCL may, under certain circumstances, make it more difficult for a person who would be an “interested stockholder” (defined generally as a person with 15% or more of a corporation’s outstanding voting stock) to effect a “business combination” (defined generally as mergers, consolidations and certain other transactions, including sales, leases or other dispositions of assets with an aggregate market value equal to 10% or more of the aggregate market value of the corporation) with the corporation for a three-year period. Under Section 203, a corporation may under certain circumstances avoid the restrictions imposed by Section 203. Moreover, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. We have not made this election, and accordingly we are subject to the restrictions of Section 203 of the DGCL.

Rapid changes in the values of our real estate-related investments may make it more difficult for us to maintain our exemption from the Investment Company Act.

If the market value or income potential of our real estate-related investments declines as a result of increased interest rates, prepayment rates or other factors, we may need to increase our real estate investments and income and/or liquidate our non-qualifying assets in order to maintain our exemption from the Investment Company Act. In view of the illiquid nature of certain of our real estate and real estate-related investments, we can provide no assurances that we would be able to liquidate our non-qualifying assets at opportune times or prices, if at all, in order to maintain our Investment Company Act exemption. Similarly, we can provide no assurances that we would have sufficient capital or access to capital at favorable prices, if at all, if we were required to increase our qualifying real estate assets in order to maintain our Investment Company Act exemption. If the value of our assets fluctuates dramatically, our ability to maintain compliance may be particularly difficult, which may cause us to make investment decisions that we otherwise would not make absent Investment Company Act considerations.

If we become subject to the Investment Company Act, the sustainability of our business model and its ability to pay distributions will be jeopardized, and we will experience an adverse effect.

If we become subject to the Investment Company Act, we would be required to comply with numerous additional regulatory requirements and restrictions, any or all of which could harm the sustainability of our operations and our ability to make distributions, and force us to discontinue the business. As described elsewhere in this consent solicitation/prospectus, the Manager believes that we have qualified for the Real Estate Exemption under the Investment Company Act since the inception of the Fund. If we were required to register as an investment company but failed to do so, the SEC could bring an action to enjoin us from further violating the Investment Company Act. Also, we cannot assure you that the laws and regulations governing investment companies, including the interpretations of the Division of Investment Management of the SEC regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that harms our operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could cause us to fail to meet our reporting obligations or cause investors to lose confidence in our reported financial information, which could lead to a decline in the value of our common stock.

Substantial work has been required, and may continue to be required, to implement, document, assess, test and remediate our system of internal controls. This process has been and will continue to be both costly and challenging. Implementing any appropriate changes to our internal controls may entail substantial costs to modify our existing financial and accounting systems, take a significant period of time to complete, and distract us from the operation of our business. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or a consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could impair our ability to operate our business. In addition, the existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a decline in the value of our common stock.

VOTING AND CONSENTS

This consent solicitation/prospectus is being furnished to you in connection with the solicitation of written consent by the Manager of the Fund for the purposes described in this consent solicitation/prospectus and in the accompanying notice of solicitation for the written consent of the members of IMH Secured Loan Fund, LLC, or the Fund.

Date and Time to Tabulate Consents

Consents cast in connection with this solicitation of written consent shall be tabulated at [__] p.m. Pacific Time on           , 2010. Only holders of record of membership units in the Fund at the close of business on           , 2010, will be entitled to submit a consent and to cast one vote for each membership unit held in the Fund on the proposals described in this consent solicitation/prospectus.

If your membership units in the Fund are held in street name in a bank or broker account, contact your bank or broker to obtain a written legal proxy in order to vote your membership units. If you do not obtain a legal proxy from your bank or broker for units held in street name, you will not be entitled to vote your membership units in the Fund or take any other actions.

Matters to be Considered

This consent solicitation/prospectus is furnished in connection with the solicitation by the Manager of consents from the members in the Fund to be cast upon the following proposals:

•	a proposal to approve the Conversion Transactions, including adoption of an agreement and plan of merger, by and among IMH Secured Loan Fund, LLC, IMH Financial Corporation, Investors Mortgage Holdings Inc. and its stockholders, and IMH Holdings, LLC and its members, or the merger agreement; and
•	a proposal to adopt the 2010 Stock Incentive Plan.

A vote for approval of the Conversion Transactions is a vote for approval of (i) the exchange of your membership units in the Fund for shares of Class B or Class C common stock in IMH Financial Corporation, (ii) the acquisition by IMH Financial Corporation of all of the shares of the Manager in exchange for shares of Class B-3 common stock of IMH Financial Corporation, and (iii) the acquisition by IMH Financial Corporation of all of the membership interests in Holdings in exchange for shares of Class B-3 common stock of IMH Financial Corporation. If the Conversion Transactions are consummated, your membership units in the Fund will be cancelled and you will receive, at your election,     shares of Class B common stock or     shares of Class C common stock in IMH Financial Corporation in exchange for each membership unit in the Fund that you hold as of the record date.

This consent solicitation/prospectus and the enclosed consent are being mailed to the members in the Fund on or about           , 2010.

Recommendation of the Manager

The Manager has approved the Conversion Transactions, the merger agreement and the adoption of the 2010 Stock Incentive Plan, and determined that the Conversion Transactions, the merger agreement and the adoption of the 2010 Stock Incentive Plan are advisable and in the best interests of the Fund and its members. The Manager recommends that you vote “FOR” approval of the Conversion Transactions and adoption of the 2010 Stock Incentive Plan. In the context of the Conversion Transactions, the stockholders of the Manager, which are also the members of Holdings, will be receiving shares of Class B-3 common stock in IMH Financial Corporation in exchange for their shares of common stock in the Manager and their membership interests in Holdings, as well as entering into employment agreements with

IMH Financial Corporation for which they will be receiving additional consideration. Accordingly, their interests differ from yours in important ways as discussed under the section entitled “Interests of Certain Persons in the Conversion Transactions.”

Who May Vote

The close of business on             , 2010, has been fixed by the Manager as the record date for the determination of holders of membership units in the Fund entitled to notice of and to vote on the proposals described in this consent solicitation/prospectus. At the close of business on the record date,        membership units in the Fund were outstanding and entitled to vote. Each membership unit in the Fund entitles the holder to one vote on the proposals described herein.

Vote Required

Under the operating agreement, the affirmative vote of a majority of all votes entitled to be cast on the matter is necessary to (i) approve the Conversion Transactions, including the adoption of the merger agreement, and (ii) the adoption of the 2010 Stock Incentive Plan. Because the affirmative vote of a majority of all votes entitled to be cast is needed for the Fund to consummate the Conversion Transactions and adopt the 2010 Stock Incentive Plan, the failure to vote will have the same effect as a vote against the Conversion Transactions and the adoption of the 2010 Stock Incentive Plan. Abstentions and broker non-votes also will have the same effect as a vote against the Conversion Transactions.

The Manager urges the members of the Fund to promptly vote by completing, dating and signing the accompanying consent and to promptly return it in the enclosed postage-paid envelope, or, if you hold your membership units in the Fund in “street name” through a bank or a broker, by following the voting instructions of your bank or broker.

The directors and executive officers of the Manager collectively owned less than 1% of the outstanding membership units in the Fund as of the record date. The Manager’s directors and executive officers have indicated they will vote to approve the Conversion Transactions and the adoption of the 2010 Stock Incentive Plan.

How to Vote Your Membership Units in the Fund

Members of the Fund may vote by completing, signing, dating and returning the enclosed consent in the postage-paid envelope provided. To ensure that your membership units in the Fund are represented, please complete, sign and date the enclosed consent and mail it promptly in the enclosed, postage-paid envelope.

Each consent returned to us by a holder of membership units in the Fund will be voted in accordance with the instructions indicated thereon. If you submit your consent, but do not indicate how you want to vote, your membership units in the Fund will be voted “FOR” the proposals to approve the Conversion Transactions and adopt the 2010 Stock Incentive Plan.

Absence of Dissenter’s Rights

Under Delaware law and the operating agreement, you will not be entitled to dissenters’ rights of appraisal as a result of the Conversion Transactions.

Revocation of Consents

Once we have received your signed consent you may not revoke your consent or change your vote regarding the proposals discussed in this consent solicitation/prospectus.

Consent Solicitation and Tabulation of Votes

The Fund will pay all costs incurred by us in connection with the solicitation of consents (including any costs we incur in connection with the retention by us of a third party to solicit consents). The directors, officers and employees of the Manager and its subsidiaries may solicit consents from holders of membership units in the Fund in person or by telephone, facsimile or other electronic methods without compensation other than reimbursement by the Fund for their actual expenses or the expenses of an unaffiliated consent solicitor. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the holders of membership units in the Fund held of record by such persons, and the Fund will reimburse such firms, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection with this solicitation. The Fund has retained the services of            to solicit consents by personal interview, telephone, facsimile and/or mail for a fee of $    , plus reimbursement of reasonable out-of-pocket expenses. No additional compensation will be paid to directors, officers and employees of the Manager or to brokers or dealers who may be involved in the solicitation of consents.

Other Matters

Do not send in the certificates representing your membership units in the Fund with your consent. As described under the section entitled “Terms of the Conversion Transactions — Exchange of Unit Certificates,” after the consummation of the Conversion Transactions, we will send to you instructions for exchanging your certificates that currently represent your existing membership units in the Fund for new certificates representing your shares of Class B or Class C common stock in IMH Financial Corporation to be held by the custodian until they are eligible for transfer, conversion or redemption, as the case may be.

PROPOSAL NO. 1: THE CONVERSION TRANSACTIONS

General

Investors Mortgage Holdings Inc., the Manager of the Fund, has approved a plan to internalize the management of the Fund, currently a Delaware limited liability company, by merging the Fund into a publicly-traded Delaware corporation through the following steps which we refer to as the Conversion Transactions:

•	the merger of the Fund with and into IMH Financial Corporation, its wholly-owned subsidiary, with IMH Financial Corporation as the surviving entity, pursuant to which each membership unit you hold in the Fund will be exchanged, at your election, for shares of Class B common stock or shares of Class C common stock of IMH Financial Corporation; and
•	the acquisition, by IMH Financial Corporation, of all of the outstanding shares of common stock of the Manager and all of the outstanding membership interests in Holdings, in exchange for an aggregate of million shares of Class B-3 common stock in IMH Financial Corporation, as a result of which the Manager and Holdings will become wholly-owned subsidiaries of IMH Financial Corporation.

In connection with the Conversion Transactions, IMH Financial Corporation will appoint a seven person board of directors comprised of the two existing directors of the Manager, and as soon as practicable thereafter, five new directors who we expect will be considered independent under the rules of the New York Stock Exchange, or NYSE, and the Securities and Exchange Commission, or SEC. The executive officers of the Manager immediately prior to the consummation of the Conversion Transactions will become the executive officers of IMH Financial Corporation immediately after the consummation of the Conversion Transactions. Following consummation of the Conversion Transactions, we intend to implement the 2010 Stock Incentive Plan, subject to approval by members of the Fund.

Upon the consummation of the Conversion Transactions, subject to then prevailing market conditions and regulatory review, we plan to conduct an initial public offering of common stock and we contemplate that the shares of common stock of IMH Financial Corporation will become publicly traded on the NYSE. We do not plan to list the shares of the Class B or Class C common stock on any securities exchange or include the shares of Class B or Class C common stock in any automated quotation system, and no trading market for the shares of those classes of common stock is expected to develop. Consummation of an initial public offering or listing on the NYSE is not a condition to the consummation of the Conversion Transactions.

The Fund reserves the right to cancel or defer the Conversion Transactions even if its members vote to approve the Conversion Transactions and the other conditions to the consummation of the Conversion Transactions are satisfied or waived.

We estimate that one-time transaction costs incurred or to be incurred in connection with the Conversion Transactions will be approximately $       .

Our Company

We are a commercial real estate lender based in the southwest United States with over 12 years of experience in many facets of the real estate investment process, including origination, underwriting, documentation, servicing, construction, enforcement, development, marketing and disposition. We focus on a niche segment of the real estate market that we believe is underserved by community, regional and national banks: high yield, short-term, senior secured commercial real estate mortgage loans. The intense level of underwriting analysis required in this segment of the market necessitates personnel and expertise that many community banks lack, yet the requisite localized market knowledge of the underwriting process and the size of the loans we seek often precludes the regional and national banks from efficiently entering this market.

IMH Secured Loan Fund, LLC

The Fund was organized in Delaware in May 2003 to originate, invest in and manage commercial real estate mortgage loan investments, consisting primarily of short-term commercial mortgage loans collateralized by first mortgages on real property, and to perform all functions reasonably related thereto, including developing, managing and either holding for investment and resale or disposing of real property acquired through foreclosure or other means. On October 1, 2008, as a result of the unprecedented disruptions in the general real estate and related markets and the rapid decline in the global and U.S. economies in recent periods, the Manager, among other things, ceased originating and funding new commercial mortgage loans for the Fund’s portfolio. We now believe that attractive opportunities are emerging from the repricing of commercial real estate mortgage loans resulting from the current economic downturn and corresponding credit crisis. We plan to pursue these emerging opportunities upon the consummation of the Conversion Transactions. The Fund also has existing wholly-owned subsidiaries that hold real estate acquired through foreclosure.

IMH Financial Corporation

IMH Financial Corporation is a newly-formed Delaware corporation formed to effect the conversion of the Fund into a corporation. Upon the consummation of the Conversion Transactions, we will be an internally managed real estate finance company formed through the combination of the Fund, the Manager and Holdings.

Investors Mortgage Holdings Inc.

The Manager was incorporated in the State of Arizona in June 1997, and is licensed as a mortgage banker by the State of Arizona. Prior to the consummation of the Conversion Transactions, we paid management fees to the Manager to serve as the Fund’s external manager and the Manager was also entitled to receive 100% of all origination fees and points associated with the origination of new mortgage loans and the modification or extension of existing mortgage loans, as well as 25% of all penalty fees and “gain on sale” events pertaining to the disposition of portfolio assets. The Manager is responsible for managing every aspect of the Fund’s operations, including identifying and funding new commercial mortgage loans, evaluating and acquiring commercial mortgage loans held by third parties, and periodically analyzing the composition of the Fund’s asset portfolio. The current directors of the Manager are Shane Albers and William Meris. The Manager has a wholly-owned subsidiary, Investors Mortgage Holdings California, Inc., which is licensed as a real estate broker by the California Department of Real Estate. The Manager does not manage any other private or public funds similar to the Fund, however, the principals of the Manager manage the SWI Fund through a wholly-owned subsidiary of Holdings. After the consummation of the Conversion Transactions, IMH Financial Corporation will assume the duties previously performed by the Manager, the Fund will no longer pay management fees to the Manager.

IMH Holdings, LLC

IMH Holdings, LLC, or Holdings, is an Arizona limited liability company organized in 2008. Holdings is a holding company for two wholly-owned subsidiaries, IMH Management Services, LLC, an Arizona limited liability company, and SWI Management, LLC, an Arizona limited liability company. IMH Management Services, LLC provides the Fund and affiliates of the Manager with human resources and administrative services, including the supply of employees, and SWI Management, LLC, or SWIM, is engaged in a variety of real estate and real estate-related activities, including, among others, acting as the manager for the Strategic Wealth & Income Fund, LLC, or the SWI Fund. The SWI Fund is a Delaware limited liability company whose investment strategies and objectives are substantially similar to ours. In order to mitigate potential conflicts of interest between us and the SWI Fund SWIM has agreed that (i) prior to the consummation of an initial public offering of IMH Financial Corporation common stock, SWIM will cease raising capital on behalf of the SWI Fund and (ii) by the time of an initial public offering of IMH Financial Corporation common stock, SWIM will have invested substantially all of the capital of SWI Fund or will return the uninvested capital to the members of SWI Fund. SWIM will be allowed to retain reasonable reserves for the benefit of SWI Fund and to use the reserves for committed investments (including programmatic investments), additional investments in existing assets, management fees and other obligations of the SWI Fund. The SWI Fund seeks to generate attractive risk-adjusted returns by making privately negotiated, high yielding, real estate-based investments. The SWI Fund has, and expects during the permissible period described in this consent solicitation/prospectus to continue to purchase commercial mortgage loans, individually or in pools, at a discount to par, and originate commercial mortgage loans collateralized by real property in the United States. SWIM, which will become a wholly-owned indirect subsidiary of IMH Financial Corporation following the consummation of the Conversion Transactions, holds less than 1% of the equity in the SWI Fund. However, SWIM is paid (i) an organization fee of 0.5% of all equity and debt capital raised by the SWI Fund, (ii) a monthly asset management fee of 1.75% of the cost basis of the aggregate assets of the SWI Fund, determined on a month-end basis, divided by twelve, origination fees, of which half is credited against the asset management fees and (iii) acquisition fees equal to up to 2.0% of the acquisition of certain eligible investments, less origination fees paid to SWIM on each eligible investment. Following the consummation of the Conversion Transactions, the SWI Fund will remain independent of us.

Approval of the Conversion Transactions requires that holders of at least a majority of the issued and outstanding membership units in the Fund entitled to vote cast votes in favor of the Conversion Transactions. The Manager has approved the Conversion Transactions and determined that they are advisable and in the best interests of the Fund and its members, and recommends that you vote “FOR” the approval of the Conversion Transactions.

In order to help you better understand the Conversion Transactions and how they will affect the Fund, the Manager and IMH Holdings, LLC, the charts below illustrate, in summary form (i) the organizational structure of the Fund, Investors Mortgage Holdings Inc., and IMH Holdings, LLC, immediately before the consummation of the Conversion Transactions and; (ii) the organizational structure of IMH Financial Corporation and its subsidiaries, immediately after the consummation of the Conversion Transactions and certain other related transactions.

Note: Dotted lines in the chart below denote a management agreement. Solid lines denote equity ownership.

Structure BEFORE the consummation of the Conversion Transactions

*	The Manager acts as the manager of the Fund, but holds no equity interest in the Fund.
**	SWIM acts as the manager of the SWI Fund, but holds less than a 1% equity interest in the SWI Fund.

Structure AFTER the consummation of the Conversion Transactions

Note: Dotted lines in the chart below denote a management agreement. Solid lines denote equity ownership.

*	SWIM acts as the manager of the SWI Fund, but holds less than a 1% equity interest in the SWI Fund.

BACKGROUND OF THE CONVERSION TRANSACTIONS

From time to time the Manager has reviewed the Fund’s business strategy, the current economic and business environment, capital requirements, operating efficiencies, key business and financial metrics, and legal, tax and regulatory matters related to the Fund’s legal structure, including critical U.S. federal income tax and 1940 Act requirements. This discussion has included a review of alternative legal structures that would allow us to execute our business strategy in a manner that would not subject us to entity level federal taxation.

During the second quarter of 2009, members of the Manager’s senior management team commenced preliminary discussions with a consulting firm, ITH Partners LLC, or ITH, regarding possible restructuring alternatives to provide members of the Fund with liquidity options and to potentially recommence historical and/or alternative operations for the Fund and the Manager. In August 2009, after numerous meetings, a more defined plan was developed to attempt to: (i) build on the existing platform of the Fund and the Manager, and (ii) access public equity and debt markets. At that point, an agreement in principle was reached between ITH and the Manager for ITH to coordinate for the Manager the relevant analysis, which has resulted in the contemplated Conversion Transactions described in this consent solicitation/prospectus.

During the third and fourth quarters of 2009, in response to various market developments which indicated an increased market receptivity to public entities engaged in businesses such as our, we initiated a review of alternative legal structures and consulted with certain professional advisors, including: O’Melveny & Myers LLP; ValueScope, Inc., or ValueScope; and ITH to assist us in our review of alternative transaction structures. After discussions with legal, tax and financial advisors, the Manager concluded that it would operate as a corporation following the Conversion Transactions. The Fund considered operating as a real estate investment trust, or REIT, but determined that its proposed activities would not meet the requirements for operating as a REIT.

On November 3, 2009, the Fund retained ValueScope, an independent valuation firm, to conduct an analysis of the fair market value of the Manager, Holdings and their respective subsidiaries as of September 30, 2009. Based on these procedures and analysis, ValueScope delivered a preliminary report on November 24, 2009, expressing the opinion that the fair market value of the equity of the Manager, the Fund, Holdings and their respective subsidiaries, as of September 30, 2009, was in the range of $52 million to $67 million, with a point estimate of $59 million. In December 2009, ValueScope prepared a revised draft valuation report, expressing the opinion that the fair market value of the Manager, Holdings and their respective subsidiaries was $33.9 million as of September 30, 2009. The Manager did not rely on any input from ValueScope in determining the consideration to be received by the Manager in the acquisitions and holdings.

On December 22, the Fund retained Sutter Securities Incorporated, or Sutter Securities, to conduct an analysis and provide a fairness option as to whether the acquisitions of the Manager and Holdings are fair from a financial point of view to IMH Corporation and to the stockholders of IMH Financial Corporation.

From November through December 2009, the board of directors of the Manager considered the consideration to be issued to the stockholders of the Manager and the members of Holdings. The board of directors considered, among other things, the amount of assets under management and management and termination fees paid in other internalization transactions.

On December 29, 2009, the board of directors of the Manager met to discuss the proposed Conversion Transactions. Prior to the meeting, the board of directors of the Manager was provided with a copy of this consent solicitation/prospectus. After questions and discussion, the board of directors of the Manager authorized the filing of a consent solicitation/prospectus. On the same date, the board of directors of IMH Financial Corporation approved the filing of this consent solicitation/prospectus.

OUR REASONS FOR THE CONVERSION TRANSACTIONS

In reaching its determination to proceed with the Conversion Transactions and recommend the approval of the merger agreement, the Manager of the Fund consulted with advisors and legal counsel, and considered various material factors, which are discussed below. The Manager did not consider it practical to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. Furthermore, each of the directors of the Manager may have given different weight to different considerations. The Manager considered these factors as a whole and, overall, considered the relevant factors to be favorable to, and in support of, its determinations and recommendations. Among the factors considered by the Manager in evaluating the Conversion Transactions, the Manager considered its beliefs that the Conversion Transactions would:

•	position the Fund to become a publicly traded corporation listed on the New York Stock Exchange, or NYSE;
•	create the opportunity for liquidity for members of the Fund, who are currently restricted from transferring their membership units in the Fund and have significant restrictions on their ability to have their membership units in the Fund redeemed;
•	cause the Fund to be internally managed, which would eliminate conflicts and more fully align the interests of the Fund, the Manager and Holdings;
•	create the opportunity for us to raise additional capital in the public markets, thereby enabling us to better acquire and originate commercial real estate mortgage loans and other real estate related investment opportunity;
•	create a board of directors comprised of a majority of independent directors, which will enhance our corporate governance;
•	allow the members of the Fund to benefit from potential management fees, origination fees and points associated with the origination of new commercial mortgage loans, portions of penalty fees and “gain on sale” fees and other income historically retained by the Manager;
•	provide the potential for holders electing to receive shares of Class C common stock in the Conversion Transactions with the potential to be redeemed in whole or in part if sufficient net proceeds are raised in an initial public offering;
•	create the opportunity to achieve long term value for our stockholders, through dividends and capital appreciation;
•	provide holders electing to receive Class C common stock in the Conversion Transactions with the potential to be receemed in who or in part if sufficient net proceeds are raised in an initial public offering; and
•	provide the members of the Fund with what we believe to be a more efficient corporate structure within which to operate our business going forward.

The Manager also considered the anticipated receipt by the Manager, on behalf of the Fund, of a fairness opinion of Sutter Securities Incorporated, or Sutter Securities, stating that as of the date thereof, and based upon and subject to certain procedures, assumptions, qualifications and limitations, the acquisitions of Manager and Holdings are fair from a financial point of view to IMH Financial Corporation and to the stockholders of IMH Financial Corporation (other than the prior owners of the Manager and Holdings).

The Manager of the Fund considered a number of disadvantages or risks relating to the Conversion Transactions, including the following:

•	the potential conflicts of interest between the Fund and the Manager in approving the Conversion Transactions and valuing the Fund, the Manager and Holdings in the Conversion Transactions;
•	the absence of any arm’s length negotiation among the parties involved regarding the value or terms applicable to the Conversion Transactions;
•	the costs associated with seeking to effect the Conversion Transactions, whether or not the Conversion Transactions are consummated as contemplated;
•	the risk that the Conversion Transactions may not be consummated, which could harm the value of your membership units in the Fund;
•	the continued lack of liquidity in your investment in the membership units in the Fund and the stock of IMH Financial Corporation for a period of time, because of the limits on transferability and conversion after the consummation of the Conversion Transactions;
•	the potential volatility in the trading price of IMH Financial Corporation’s common stock following consummation of the Conversion Transactions;
•	as of the date of the consummation of the Conversion Transactions, the value of IMH Financial Corporation’s shares of Class B or Class C common stock that you receive upon consummation of the Conversion Transactions may be less than the value of your membership units in the Fund prior to and as of the date of the consummation of the Conversion Transactions;
•	the possibility that the Conversion Transactions may not qualify for non-recognition treatment under the Internal Revenue Code of 1986, as amended, or the Code;
•	the expectation that the per-share price of an initial public offering will be less than both your original investment amount per unit in the Fund and the current net asset value per unit of the Fund;
•	the potential inability of IMH Financial Corporation to pay the Special Dividend to holders of shares of Class B common stock that hold Class B common stock on the one-year anniversary of the consummation of an initial public offering;
•	the possibility that an initial public offering is not consummated on a timely basis, or at all, and the possibility that the initial public offering price or offering size may be unattractive to the holders of shares of common stock in IMH Financial Corporation;
•	there are important differences between your rights as an IMH Financial Corporation stockholder and your rights as a holder of membership units in the Fund as discussed under the section entitled “Comparison of the Rights of Holders of IMH Secured Loan Fund, LLC and IMH Financial Corporation”;
•	the dilutive effect to you from raising additional capital through the sale by IMH Financial Corporation of shares of its common stock; and
•	certain other risks described in this consent solicitation/prospectus under the section entitled “Risk Factors.”

The Manager also considered the interests of certain persons in the Conversion Transactions as outlined under the section entitled “Interests of Certain Persons in the Conversion Transactions” along with the other risk factor disclosures contained herein. However, the board of directors of the Manager voted to approve the Conversion Transactions after a full consideration of these interests and risk factors. The board of directors of the Manager unanimously recommends that the members vote “FOR” the approval of the Conversion Transactions, including adoption of the merger agreement.

Fairness Opinion

In connection with the Manager’s evaluation of the Conversion Transactions, the Fund has engaged Sutter Securities to provide an opinion as to whether, as of the date thereof, and based upon and subject to certain procedures, assumptions, qualifications and limitations, the acquisitions of Manager and Holdings are fair from a financial point of view to IMH Financial Corporation and to the stockholders of IMH Financial Corporation (other than the prior owners of the Manager and Holdings).

INTERESTS OF CERTAIN PERSONS IN THE CONVERSION TRANSACTIONS

In considering the recommendation of the Manager to vote for the approval of the Conversion Transactions and the adoption of the 2010 Stock Incentive Plan, you should be aware that some of the Manager’s directors and executive officers have interests in the Conversion Transactions and the adoption of the 2010 Stock Incentive Plan that are different from, and in addition to, the interests of other holders of membership units in the Fund.

Ownership by Affiliates and Officers of the Manager.  The Manager does not own any of the outstanding membership units in the Fund. However, Shane Albers, the chief executive officer of the Manager and a member of Holdings, owns 75% of the outstanding common stock of the Manager, and William Meris, the president of the Manager and a member of Holdings, owns 25% of the outstanding common stock of the Manager. Currently, Mr. Albers and Mr. Meris each hold 45% of the outstanding membership interests of Holdings, Steven Darak, the chief financial officer of the Manager, owns 5% of the membership interests of Holdings, and two other senior employees of a subsidiary of the Manager each own 2.5% of the membership interests of Holdings.

As of the date of this consent solicitation/prospectus, Mr. Albers, Mr. Meris and Mr. Darak, and the executive officers of the Manager as a group, beneficially own, individually and in the aggregate, less than 1% of the outstanding membership units in the Fund. Immediately following the consummation of the Conversion Transactions, however, Mr. Albers, Mr. Meris and Mr. Darak, and the executive officers as a group, are expected to beneficially own   %,   %,   %, and   %, respectively, of the common stock of IMH Financial Corporation on a fully diluted basis without giving effect to an initial public offering or any other public offering of shares of common stock of IMH Financial Corporation. Additionally, in connection with the Conversion Transactions, each of Messrs. Albers, Meris and Darak will enter into employment agreements with IMH Financial Corporation. The Fund has engaged Sutter Securities Incorporated, or Sutter Securities, to provide an opinion as to whether, as of the date thereof, and based upon and subject to certain procedures, assumptions, qualifications and limitations, the acquisitions of Manager and Holdings are fair from a financial point of view to IMH Financial Corporation and to the stockholders of IMH Financial Corporation (other than the prior owners of the Manager and Holdings). The fairness opinion does not constitute a recommendation to members of the Fund as to how they should vote on the Conversion Transactions. For purposes of computing the percentage of shares of IMH Financial Corporation to be beneficially owned by any person or persons on a fully diluted basis immediately following the consummation of the Conversion Transactions, we have based that calculation on the membership units in the Fund outstanding as of December 28, 2009.

2010 Stock Incentive Plan.  IMH Financial Corporation will enter into employment agreements with its executive officers. It is also anticipated that IMH Financial Corporation will adopt the 2010 Stock Incentive Plan, which will benefit its employees, including the executive officers and directors. Approximately two-thirds of the awards under the 2010 Stock Incentive Plan are expected to be issued to the executive officers of IMH Financial Corporation; however, the amount, structure and vesting requirements applicable to any awards to be granted under the 2010 Stock Incentive Plan will be determined by our Compensation Committee (or the board of directors of IMH Financial Corporation) following the consummation of the Conversion Transactions.

Indemnification.  IMH Financial Corporation will enter into indemnification agreements with its directors and officers.

Merger Agreement.  The merger agreement provides limited representations and warranties made by each of the Manager, Holdings and their respective stockholders and members, and does not provide indemnification rights in favor of the Fund or the members of the Fund in the event of any inaccuracy in, or breach of, those representations and warranties.

Operating Agreement.  In connection with the Conversion Transactions, the operating agreement between the Fund and Investors Mortgage Holdings Inc. will be terminated and IMH Financial Corporation will be governed by a board of directors, as provided by IMH Financial Corporation’s amended and restated certificate of incorporation, which will be attached to this consent solicitation/prospectus as Annex B. The directors and executive officers of the Manager will become the directors and executive officers of IMH Financial Corporation.

Landlord Release.  With respect to the headquarters location of the Manager and the Fund, the Manager is the tenant thereunder. Pursuant to a requirement of the landlord, Mr. Albers guaranteed a promissory note in the original principal balance of $450,000 which was provided to the landlord by the Manager as security for the Manager’s rental obligations under the lease. The promissory note matures on May 1, 2013. As of November 30, 2009, the outstanding balance under the promissory note was $401,279. At or about the time of the Conversion Transactions, the Manager shall seek to cause the landlord to release Mr. Albers from his obligations under the guaranty and cause IMH Financial Corporation to assume the obligations thereunder. In the event that the landlord will not agree to release Mr. Albers from his obligations under this guaranty, IMH Financial Corporation will indemnify Mr. Albers from any losses arising thereunder.

Lender Release.  Investors Mortgage Holdings Inc. is the borrower under a promissory note dated March 1, 2008, in the original principal amount of $5.250 million in favor of The Biltmore Bank of Arizona. This line of credit is used by the Manager for the benefit of the Fund. This promissory note most recently expired on October 1, 2009 and was extended until April 1, 2010, with a maximum capacity of $2.52 million (with $2,377,500 outstanding as of November 30, 2009). Thus, the Manager no longer has access to additional liquidity under this line of credit. This line of credit is secured by certain of the Fund’s portfolio loans, corresponding security instruments and a guarantee from Mr. Albers. At or about the time of the Conversion Transactions, the Manager shall seek to cause the lender to release Mr. Albers from his obligations under the guaranty and cause IMH Financial Corporation to assume the obligations thereunder. In the event that the lender will not agree to release Mr. Albers from his obligations under this guaranty, IMH Financial Corporation will indemnify Mr. Albers from any losses arising thereunder.

As a result of the conflicts of interests described above, certain of the directors and officers of the Manager may be more likely to recommend approval of the Conversion Transactions by the Manager than the members of the Fund generally.

TERMS OF THE CONVERSION TRANSACTIONS

The following is a summary of the material terms of the merger agreement, the effects of the merger agreement and certain transactions contemplated in connection with the Conversion Transactions. For a complete description of all of the terms of the Conversion Transactions, you should refer to the copy of the merger agreement that is attached to this consent solicitation/prospectus as Annex A. This summary is not complete and is qualified in its entirety by reference to the merger agreement. You should read carefully the merger agreement in its entirety as it is the legal document that governs the Conversion Transactions.

Structure and Consummation of the Conversion Transactions

Investors Mortgage Holdings Inc., the Manager of the Fund, has approved a plan to internalize the management of the Fund, currently a Delaware limited liability company, by merging the Fund into a publicly-traded Delaware corporation through a series of transactions we refer to as the Conversion Transactions. If the Conversion Transactions are approved by the members of the Fund, they will be implemented through a series of steps, including the following:

•	the merger of the Fund with and into IMH Financial Corporation, its wholly-owned subsidiary, with IMH Financial Corporation as the surviving entity, pursuant to which each membership unit you hold in the Fund will be exchanged, at your election, for [__] shares of Class B common stock or [__] shares of Class C common stock of IMH Financial Corporation; and
•	the acquisition, by IMH Financial Corporation, of all of the outstanding shares of common stock of the Manager and all of the outstanding membership interests in Holdings, in exchange for an aggregate of [___] million shares of Class B-3 common stock in IMH Financial Corporation, as a result of which the Manager and Holdings will become wholly-owned subsidiaries of IMH Financial Corporation.

Following consummation of the Conversion Transactions, the operating agreement of the Fund will cease to exist and your rights as a holder of membership units in the Fund will be governed by the certificate of incorporation and bylaws of IMH Financial Corporation. A copy of the form of the certificate of incorporation of IMH Financial Corporation which will be set forth in Annex B, and a copy of the form of bylaws of IMH Financial Corporation which will be set forth in Annex C. See the section entitled “Description of IMH Financial Corporation Capital Stock.” The directors, Shane Albers and William Meris, of the Manager immediately prior to the consummation of the Conversion Transactions will become the directors of IMH Financial Corporation immediately following the consummation of the Conversion Transactions, and as soon as practicable thereafter, we will appoint five additional directors directors who we expect will be independent under NYSE and SEC rules. The executive officers of the Manager immediately prior to the consummation of the Conversion Transactions will become the executive officers of IMH Financial Corporation immediately after the consummation of the Conversion Transactions. Following consummation of the Conversion Transactions, we intend to implement the 2010 Stock Incentive Plan, subject to approval by members of the Fund. As a result of the Conversion Transactions, Mr. Albers would either be released from his personal guarantees to the Manager’s landlord and the Manager’s lender or, absent such a release, receive an indemnity from IMH Financial Corporation to protect Mr. Albers from any losses under the guarantees.

Upon the consummation of the Conversion Transactions, subject to then prevailing market conditions, and regulatory approvals, we plan to conduct an initial public offering of common stock and we contemplate that the shares of the common stock of IMH Financial Corporation will become publicly traded on the New York Stock Exchange, or NYSE. We do not plan to list the shares of the Class B or Class C common stock on any securities exchange or include the shares of Class B or Class C common stock in any automated quotation system, and no trading market for the shares of such classes of common stock is expected to develop. Consummation of an initial public offering or listing on the NYSE is not a condition to the Conversion Transactions.

We anticipate that the Conversion Transactions will be consummated by no later than the first quarter of 2010, following the approval by the members of the Conversion Transactions by written consent and the satisfaction or waiver of the other conditions to the Conversion Transactions as described below under the section entitled “— Conditions to Consummation of the Conversion Transactions.” However, we reserve the right to cancel or defer the Conversion Transactions even if the members of the Fund vote to approve the Conversion Transactions and the other conditions to the consummation of the Conversion Transactions are satisfied or waived.

The board of directors and stockholders of Investors Mortgage Holdings Inc., subject to Fund member approval, the board of directors of IMH Financial Corporation, and the members of IMH Holdings, LLC, have approved the merger agreement.

Exchange of Unit Certificates

Surrender of Units.              will act as exchange agent for the Conversion Transactions. As soon as reasonably practicable after the consummation of the Conversion Transactions,             will mail to each registered holder a certificate of membership unit in the Fund a letter of transmittal containing instructions for surrendering their certificates. Holders who properly surrender their certificates will have certificates issued for their benefit representing shares of Class B or Class C common stock in IMH Financial Corporation. The shares of Class C common stock, which are non-transferable, will be held by a custodian, as will the shares of Class B common stock, until they become eligible for transfer, conversion or redemption, as the case may be, and the holder thereof has undertaken the steps described below to effect a transfer, conversion or redemption. The surrendered certificates will be cancelled. Upon the consummation of the Conversion Transactions, each certificate representing membership units in the Fund will be deemed for all purposes to represent either [__] shares of Class B common stock, or [__] shares of Class C common stock, as applicable, in IMH Financial Corporation.

Fractional Shares.  No fractional shares of IMH Financial Corporation Class B or Class C common stock will be issued in the Conversion Transactions and no certificate for any fractional shares will be issued. Any holder of membership units in the Fund, stock in the Manager, or membership interests in Holdings who would otherwise be entitled to receive a fractional share of IMH Financial Corporation Class B or Class C common stock (after aggregating all fractional shares issuable to the applicable holder) will, in lieu of any fractional share, be paid in cash the dollar amount (rounded up to the nearest whole cent), without interest, determined by multiplying such fraction by $     .

Lost Certificates.  If any Fund certificate is lost, stolen or destroyed, the owner of the certificate must provide an appropriate affidavit of that fact and, if required by the Fund, post a reasonable bond as indemnity against any claim that may be made against the Fund with respect to such certificate.

Unit Transfer Books.  At the consummation of the Conversion Transactions, the Fund will close its transfer books, and no subsequent transfers of membership units in the Fund will be recorded on its books.

Failure to Make Election.  In the consent solicitation each member of the Fund will have the option to elect to receive either        shares of Class B common stock or        shares of Class C common stock of IMH Financial Corporation in exchange for each membership unit in the Fund held by the applicable member. If the Conversion Transactions are consummated, any member of the Fund that fails to make an election will receive shares of Class B common stock in exchange for each of its membership units in the Fund.

Terms of the IMH Financial Corporation Common Stock Exchanged in the Conversion Transactions

The key terms of the IMH Financial Corporation common stock to be issued in the Conversion Transactions include, without limitation, the following:

•	each share of Class B-1, Class B-2, Class B-3 and Class C common stock will be initially issued to a custodian for the benefit of the respective holders, each share of Class C common stock will be non-transferable, and each share of Class B common stock will be subject to certain restrictions on transfer or disposition for six, nine or 12 months following the earlier of (i) the consummation of an initial public offering, and (ii) the 90th day after the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering, as described below;
•	after the consummation of an initial public offering, IMH Financial Corporation may, in its sole discretion, use up to 30% of the net proceeds of the initial public offering (up to an aggregate of $50 million) to effect a pro rata redemption of shares of IMH Financial Corporation Class C common stock (based upon the number of shares of Class C common stock held by each stockholder) at the initial public offering price, less selling commissions and discounts paid or allowed to the underwriters in the initial public offering; all shares of Class C common stock not so redeemed will automatically be converted into shares of Class B common stock as follows: 25% of the outstanding shares of Class C common stock will convert into shares of Class B-1 common stock; 25% will convert into shares of Class B-2 common stock; and 50% will convert into shares of Class B-3 common stock, with any fractional shares first aggregated into shares of Class B-3 common stock and then any remaining fraction will be paid in cash as described above but based upon the initial public offering price per share, less selling commissions and discounts paid or allowed to the underwriters in the initial public offering;
•	at any time after the six-month anniversary of the earlier of (i) the consummation of an initial public offering, and (ii) the 90th day after the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering, all shares of Class B-1 common stock will be eligible to convert, at the option of the respective holders, into freely transferable shares of IMH Financial Corporation common stock, and may be so converted by a holder of Class B-1 common stock by sending a notice of conversion to the custodian and representing to the custodian that the holder has complied with the applicable transfer restrictions;
•	at any time after the nine-month anniversary of the earlier of (i) the consummation of an initial public offering, and (ii) the 90th day after the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering, all shares of Class B-2 common stock will be eligible to convert, at the option of the respective holders, into freely transferable shares of IMH Financial Corporation common stock, and may be so converted by a holder of Class B-2 common stock by sending a notice of conversion to the custodian and representing to the custodian that the holder has complied with the applicable transfer restrictions;

•	following the twelve-month anniversary of the consummation of an initial public offering, all outstanding shares of Class B-1, Class B-2 and Class B-3 common stock will automatically convert into freely transferable shares of IMH Financial Corporation common stock and the holder has submitted a notice to the custodian that the holder has complied with the applicable transfer restrictions;
•	if, at any time after the five-month anniversary of the consummation of an initial public offering, our common stock price is greater than or equal to 125% of the offering price in an initial public offering for 20 consecutive trading days, all shares of Class B common stock, other than those shares held by our directors and executive officers, will be eligible to convert, at the option of the respective holders, into freely transferable shares of IMH Financial Corporation common stock; provided, however, that holders will not be able to receive their shares from the custodian until they represent they have complied with the transfer restrictions;
•	the shares of Class B and Class C common stock will also automatically convert into unrestricted and freely transferable shares of IMH Financial Corporation common stock upon consummation of any “change in control” transaction, which generally includes (i) a merger of IMH Financial Corporation in which the IMH Financial Corporation’s holders of record do not immediately after such merger hold a majority of the voting power of the surviving corporation, (ii) any transaction in which 50% or more of IMH Financial Corporation’s voting power is transferred, or (iii) a sale of all or substantially all of the assets of IMH Financial Corporation, except to one or more affiliates of IMH Financial Corporation;
•	on the twelve-month anniversary of an initial public offering, we intend to pay, subject to the availability of legally distributable funds at that time, a one-time dividend equal to $[__] per share of for each share of Class B common stock then outstanding, which we refer to as the “Special Dividend.” The Special Dividend will not be payable if we do not consummate an initial public offering;
•	if any holder of Class B common stock submits a notice of conversion to the custodian, but represents to the custodian that the holder has not complied with the applicable transfer restrictions, the shares of Class B common stock the holder attempted to convert will be automatically converted into Class D common stock and will not be entitled to the Special Dividend and will not be convertible into common stock until the 12 month anniversary of the consummation of the Conversion Transactions and, then, only if the holder submits a representation to the custodian that the applicable holder has complied with the applicable transfer restrictions in the 90 days prior to such representation and is not currently in violation; similarly, if a holder’s shares of Class B common stock have been automatically converted into common stock as described above, then to withdraw or transfer those shares, the holder must provide a representation to the custodian that the holder has complied with the applicable transfer restrictions; if the holder does not make the representation, then the custodian (i) will not release the shares for a period of 90 days thereafter and, then, only upon receipt of a representation that the holder has complied with the restrictions for such 90 day period and is not currently in violation, and (ii) will return to IMH Financial Corporation the Special Dividend (if it had been declared and paid); and
•	if the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering, it may, beginning 90 days after that determination, convert up to 20% of the outstanding shares of Class C common stock into shares of freely tradeable common stock, with the remaining shares of Class C common stock automatically converting into shares of Class

B common stock on the following basis: 25% would convert into Class B-1 common stock, 25% would convert into Class B-2 common stock and 50% would convert into Class B-3 common stock. The restrictions on transfer of the Class B Shares will continue for six, nine or 12 months following the 90th day after the board of directors makes the determination not to pursue an initial public offering.

Restrictions on Sales of IMH Financial Corporation Shares Issued to Affiliates Pursuant to the Conversion Transactions

Shares received by persons deemed to be “affiliates” of IMH Financial Corporation under the Securities Act are subject to further restrictions under the Securities Act. These affiliates may not sell their shares of IMH Financial Corporation received in connection with the Conversion Transactions unless the sale, transfer or other disposition is:

•	made in conformity with the requirements of Rule 145(d) under the Securities Act;
•	made pursuant to an effective registration statement under the Securities Act; or
•	otherwise exempt from registration under the Securities Act.

Persons who may be deemed “affiliates” for this purpose generally include individuals or entities that control, are controlled by, or are under common control with, IMH Financial Corporation and may include some directors and executive officers of the Manager. The registration statement of which this consent solicitation/prospectus forms a part does not cover the resale of shares of IMH Financial Corporation to be received by affiliates in the Conversion Transactions.

Conditions to Consummation of the Conversion Transactions

The respective obligations of IMH Secured Loan Fund, LLC, IMH Financial Corporation, Investors Mortgage Holdings Inc., the stockholders of Investors Mortgage Holdings Inc., IMH Holdings, LLC and the members of IMH Holdings, LLC to complete the Conversion Transactions require the satisfaction or, where permitted, waiver, of the following conditions:

•	approval of the Conversion Transactions by the requisite vote of the members of the Fund;
•	the effectiveness of IMH Financial Corporation’s registration statement on Form S-4 registering the shares of its Class B and Class C common stock to be issued in the Conversion Transactions, of which this consent solicitation/prospectus is a part, without the issuance of a stop order or initiation of any proceeding seeking a stop order by the SEC;
•	the receipt of all governmental and third party consents to the Conversion Transactions (including, without limitation, regulatory approval to transfer the mortgage banker’s license in the State of Arizona and the real estate broker’s license in the State of California to IMH Financial Corporation or a wholly-owned subsidiary thereof), except for consents which, if not obtained, would not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of IMH Financial Corporation and its subsidiaries taken as a whole; and
•	Mr. Albers shall have been either released from guarantees provided to the Manager’s landlord and the Manager’s lender for the benefit of the Fund, or in the absence of such releases, receive an indemnity from IMH Financial Corporation for any losses thereunder.

The Manager reserves the right, in its sole discretion, to cancel or defer the Conversion Transactions even if the members of the Fund vote to approve the Conversion Transactions and the other conditions to the consummation of the Conversion Transactions are satisfied or waived.

We are not aware of any federal, state or local regulatory requirements that must be complied with or approvals that must be obtained prior to consummation of the Conversion Transactions pursuant to the merger agreement, other than:

•	compliance with applicable federal and state securities laws;
•	the filing of a certificate of merger as required under the DGCL;
•	possible notice filings with various state and local governments relating to our lending authorizations; and
•	consent by the applicable regulatory authority in (i) the State of Arizona to transfer the mortgage banker’s license, and (ii) the State of California to transfer the real estate broker’s license, in each case to IMH Financial Corporation or a wholly-owned subsidiary thereof.

The Manager’s mortgage banking license in the State of Arizona is not transferrable and control of a license may not be acquired, through a merger agreement or otherwise without the prior written consent of the Department of Financial Institutions of the State of Arizona. We will file the required application and seek approval from the Department of Financial Institutions to effect the transfer of the Manager’s mortgage banking license to IMH Financial Corporation or one of its wholly-owned subsidiaries. We expect to receive that approval prior to the consummation of the Conversion Transactions.

Investors Mortgage Holdings California, Inc.’s real estate broker’s license in the State of California is not transferrable without the prior approval of the Department of Real Estate of the State of California. We will file the required application and seek approval from the Department of Real Estate to effect the transfer of Investors Mortgage Holdings California, Inc.’s real estate broker’s license to IMH Financial Corporation or one of its wholly-owned subsidiaries. We expect to receive that approval prior to the consummation of the Conversion Transactions.

Termination of the Merger Agreement

The merger agreement provides that it may be terminated and the Conversion Transactions abandoned at any time prior to their completion, before or after approval of the Conversion Transactions, by the members of the Fund, by either:

•	the written consent by each of IMH Secured Loan Fund, LLC, IMH Financial Corporation, Investors Mortgage Holdings Inc., and IMH Holdings, LLC; or
•	Investors Mortgage Holdings Inc., in its sole discretion.

We have no current intention of abandoning the Conversion Transactions if the member approval is obtained and the other conditions to the Conversion Transactions are satisfied or waived. However, the Fund reserves the right to cancel or defer the Conversion Transactions even if the members of the Fund vote to approve the Conversion Transactions and the other conditions to the consummation of the Conversion Transactions are satisfied or waived.

We expect that we would use the net proceeds from an initial public offering to pursue our acquisition and organization strategies and for working capital purposes. We may also choose to use some of the net proceeds from an initial public offering to redeem some or all of the shares of Class C common outstanding immediately following the consummation of the initial public offering.

DIVIDEND AND DISTRIBUTION POLICY

Dividend and Distribution Policy of IMH Financial Corporation

Special Conversion Dividend

We intend to declare and pay to all shares of IMH Financial Corporation Class B common stock issued and outstanding on the 12-month anniversary of the consummation of an initial public offering a one-time dividend equal to $      per share of Class B and common stock, or the Special Dividend, subject to the availability of legally distributable funds at that time.

Class C Redemption

After the consummation of an initial public offering, IMH Financial Corporation may, in its sole discretion, use up to 30% of the net proceeds of the offering (up to an aggregate of $50 million) to redeem shares of IMH Financial Corporation Class C common stock at the initial public offering price, less selling commissions and discounts paid or allowed to the underwriters in an initial public offering; if the proceeds available to effect the redemption are insufficient to redeem all outstanding shares of Class C common stock, the redemption will be effected on a pro rata basis among the holders of Class C common stock (based upon the number of shares of Class C common stock held by each stockholder) and the remaining shares of Class C common stock will automatically be converted into shares of Class B common stock as follows: 25% of the outstanding shares of Class C common stock will convert into shares of Class B-1 common stock; 25% will convert into shares of Class B-2 common stock; and 50% will convert into shares of Class B-3 common stock.

Distributions Following Consummation of the Conversion Transactions

After the consummation of the Conversion Transactions, IMH Financial Corporation intends to initiate a quarterly dividend policy, subject to various considerations and qualifications, including, without limitation, liquidity requirements, distribution restrictions contained in current or future financing facilities, IMH Financial Corporation’s distribution yield relative to its peers, and other relevant factors identified and considered by the board of directors of IMH Financial Corporation.

All distributions from IMH Financial Corporation will be made at the sole discretion of the board of directors of IMH Financial Corporation, and will depend on a number of factors affecting us, including, without limitation, the following:

•	our financial condition;
•	general business conditions;
•	our actual results of operations;
•	the timing of the deployment of capital and leverage;
•	debt service requirements of us and our subsidiaries;
•	cash distributions from our subsidiaries;
•	our operating expenses;
•	our taxable income;
•	our capital expenditure requirements;
•	our liquidity requirements;
•	distribution restrictions contained in our current or future financing facilities;

•	our distribution yield relative to our peers;
•	restrictions under Delaware law;
•	any contractual, legal and regulatory restrictions on the payment of distributions by us to holders of our common stock or by our subsidiaries to us; and
•	other factors the board of directors in its discretion deems relevant.

Historical Distribution Policy of IMH Secured Loan Fund, LLC

Distributions to Members

Historically, the members elected to either reinvest distributable monthly earnings or have earnings distributed to them in cash. Effective October 1, 2008, we suspended the option by which the members of the Fund could reinvest monthly distributions. For the nine months ended September 30, 2009 and 2008, respectively, our total net distributions to the members of the Fund were $11.7 million and $49.2 million, respectively, which translated into net distributions of $160.27 and $749.20 per weighted average membership unit in the Fund over the same periods, respectively. For the three months ended September 30, 2009 and 2008, respectively, our total net distributions to the members of the Fund were $0 and $16.6 million, respectively, which translated into net distributions of $0 and $234.84 per weighted average membership unit in the Fund over the same periods, respectively. Distributions reinvested, which is a non-cash transaction, total $0 and $23.2 million for the nine months ended September 30, 2009 and 2008, respectively, representing 0% and 47.17%, respectively, of total member distributions. For the years ended December 31, 2008, 2007 and 2006, the Fund’s total net distributions to the members were $64.1 million, $46.9 million and $19.4 million, respectively, which translated into net distributions of $951.27, $1,102.72 and $1,146.38 per weighted average membership unit in the Fund over the same periods, respectively. For those same periods, earnings reinvested pursuant to our distribution reinvestment plan, which has been suspended as of October 1, 2008, were $23.2 million, $26.2 million and $12.3 million, respectively, representing 36.21%, 55.77% and 63.51%, respectively, of total member distributions. The year to year increase in total distributions is attributed to the increase in member equity. The reinvested member distributions percentage has decreased over the periods resulting from various factors, including general real estate market conditions, possible reductions in investor liquidity from other sources, investor tax planning strategies and other factors. Additionally, effective October 1, 2008, the Fund suspended the distribution reinvestment plan. Accordingly, until such time that the distribution reinvestment plan is reinstated, if ever, any future monthly distributions will be made in cash. During the second quarter of 2009, the Manager revised its member distribution program and ceased further distributions to members until the Fund generates sufficient liquidity to enable the Fund to cover all borrower obligations and operating costs.

Annualized Rate of Return to Members on Distributions

The annualized yield based on distributions made to the Fund’s members was 9.45%, 11.09% and 11.44% for the years ended December 31, 2008, 2007 and 2006, respectively. The annualized yield based on distributions made to the members was 2.14% and 9.93% for the nine months ended September 30, 2009 and 2008, respectively, and 0% and 9.23% for the three months ended September 30, 2009 and 2008, respectively. The year over year reduction in the annualized yield is attributable to the reduction in the deployment ratio of available capital to loans funded, an increase in the number of portfolio loans placed in non-accrual status, the change in the Prime rate over these periods (which has resulted in lower interest bearing loans), the increase in real estate held for development (which is a non-earning asset) and the suspension of member distributions in the second quarter.

Redemptions

During the years ended December 31, 2008, 2007, and 2006, the Fund paid redemptions to the members, including retained earning amounts returned on full redemptions, totaling $120.5 million, $57.8 million, and $26.8 million, respectively, which, expressed as a percentage of new member investment (including reinvestments), was 43.97%, 15.38% and 14.22%, respectively, over the same periods. The increase in total redemptions is directly related to the increase in total members’ equity and number of members. However, effective October 1, 2008, the Manager elected to, among other actions, suspend the acceptance and payment of all redemption requests by the members. As such, there are no redemptions payable to the members of the Fund as of the date of this consent solicitation/prospectus.

OUR BUSINESS

Our Company

We are a commercial real estate lender based in the southwest United States with over 12 years of experience in many facets of the real estate investment process, including origination, underwriting, documentation, servicing, construction, enforcement, development, marketing, and disposition. We focus on a niche segment of the real estate market that we believe is underserved by community, regional and national banks: high yield, short-term, senior secured commercial real estate mortgage loans. The intense level of underwriting analysis required in this segment necessitates personnel and expertise that many community banks lack, yet the requisite localized market knowledge of the underwriting process and the size of the loans we seek often precludes the regional and national banks from efficiently entering this market.

We combine traditional credit analysis typically performed by banks with the property valuation techniques used by developers to drive a more comprehensive investment decision process. In addition to the property appraisal and underwriting performed by traditional bank lenders, we build and stress test a property specific valuation model for each real estate investment we make, based upon, among other factors, acquisition price, carrying cost, development time, potential cost and time overruns, absorption rate, existing and potential rental rates, existing and known planned competing properties, market trends and exit strategy. We test these assumptions with a combination of field inspections and local market analysis, as well as financial, physical, legal and environmental due diligence. Through this process we have built a portfolio of real estate assets consisting of commercial mortgage loans and owned property with carrying values as of September 30, 2009, of $216.4 million and $97.3 million, respectively, that we believe has the potential for significant appreciation in a recovering market.

We intend to continue to focus our future investments primarily on the following:

•	acquiring, managing and originating whole commercial real estate mortgage loans, which may be performing, distressed or non-performing loans;
•	participating in performing loans; and
•	originating bridge loans.

We also may, from time to time, acquire other types of real estate and real estate-related debt assets as attractive opportunities continue to emerge in the existing economic environment. As real estate conditions improve, we believe our experience, industry knowledge and comprehensive underwriting process will allow us to refocus on our historical model of originating short-term senior secured mortgage loans.

Our senior underwriters and management team have extensive experience analyzing, structuring, negotiating, originating, purchasing and servicing senior-position commercial real estate mortgage loans and related real estate investments. Over the past 12 years, we have built a mortgage lending platform with specialized industry knowledge that we believe would be difficult to replicate. We have access to extensive long-term relationships with real estate owners, developers and financial intermediaries, including primary dealers, leading investment and commercial banks, brokerage firms, public and private real estate investment companies, mortgage lenders and many strategic partners. We believe these relationships provide us with an extensive network within the southwestern United States real estate and finance industry that provides us access to a wide array of opportunities and a large volume of unique and attractive potential investments.

Our offices are located at 4900 N. Scottsdale Road, Suite 5000, Scottsdale, Arizona 85251, and our telephone number is (480) 840-8400. Our Internet address is www.imhre.com. This website and the information contained on it or connected to it does not constitute a part of this consent solicitation/prospectus or any amendment of it.

History of the Company

The Fund was organized in Delaware in May 2003 to originate, invest in and manage commercial real estate mortgage loan investments, consisting primarily of short-term commercial real estate mortgage loans collateralized by first mortgages on real property, and to perform all functions reasonably related thereto, including developing, managing and either holding for investment or disposing of real property acquired through foreclosure or other means. On October 1, 2008, as a result of the unprecedented disruptions in the general real estate and related markets and the rapid decline in the global and U.S. economies, the Manager, among other things, ceased originating and funding new mortgage loans for the Fund’s portfolio. We now believe, however, that attractive opportunities are emerging from the repricing of real estate-related loans resulting from the current economic downturn and corresponding credit crisis. We plan to capitalize on these emerging opportunities upon consummation of the Conversion Transactions.

Prior to the consummation of the Conversion Transactions, the Fund paid management fees to the Manager to serve as the Fund’s external manager and the Manager was responsible for managing every aspect of the Fund’s operations, including identifying and funding new loans, evaluating and acquiring loans held by third parties, and periodically analyzing the composition of the Fund’s portfolio. The Manager was incorporated in the State of Arizona in June 1997, and is licensed as a mortgage banker by the State of Arizona. The Manager has a wholly-owned subsidiary, Investors Mortgage Holdings California, Inc., which is licensed as a real estate broker by the California Department of Real Estate. After the consummation of the Conversion Transactions, the Manager will be internalized, the executive officers and employees of the Manager will become the executive officers and employees of IMH Financial Corporation and assume the duties previously performed by the Manager, the Fund will no longer pay management fees to the Manager and will be entitled to retain all management, origination and “gain on sale” fees and basis points previously allocated to the Manager.

Holdings is a holding company for two wholly-owned subsidiaries, IMH Management Services, LLC, an Arizona limited liability company, and SWI Management, LLC, an Arizona limited liability company. IMH Management Services, LLC provides the Fund and affiliates of the Manager with human resources and administrative services, including the supply of employees, and SWI Management, LLC, or SWIM, is engaged in a variety of real estate and real estate-related activities, including, among others, acting as the manager for the Strategic Wealth & Income Fund, LLC, or the SWI Fund. The SWI Fund is a Delaware limited liability company whose investment strategies and objectives are substantially similar to ours. In particular, the SWI Fund seeks to generate attractive risk-adjusted returns by making privately negotiated, high yielding, real estate-based investments. The SWI Fund seeks to do so by, among other things, purchasing commercial and mortgage loans, individually or in pools, at a discount to par, and originating mortgage loans collateralized by real property in the United States. Following the consummation of the Conversion Transactions, we will manage the SWI Fund through SWIM and we will be paid (i) a monthly asset management fee equal to 1.75% of the cost basis of the aggregate assets of the SWI Fund, determined on a month-end basis, divided by twelve, (ii) origination fees, 50% of which may be credited against the asset management fees otherwise payable to SWIM, and (iii) acquisition fees equal to up to 2.0% of the acquisition price of certain eligible investments less origination fees paid to SWIM on each eligible investment. SWIM holds a $25,000 investment in the SWI Fund and will continue to do so following the consummation of the Conversion Transactions.

Information Regarding Our Current Portfolio

As of September 30, 2009, the Fund had a portfolio of commercial real estate mortgage loans, net of the allowance for credit loss, of $216.4 million and a portfolio of owned real estate with a carrying value of $97.3 million.

We invest in both fixed and variable interest rate loans. As of September 30, 2009, our portfolio was comprised of 58 loans, 33 of which were variable rate loans and 25 of which were fixed rate loans.

•	Variable Interest Rate Loans. All variable interest rate loans are indexed to the Wall Street Journal Prime Interest Rate, or Prime, all of which are subject to interest rate floors and none of which are subject to interest rate ceilings. The weighted average interest rate on our variable interest rate loans, which accounted for 49.9% of the outstanding principal amount in our portfolio of commercial mortgage loans, net of the allowance for credit loss, was 12.87% per annum.
•	Fixed Interest Rate Loans. The 25 fixed interest rate loans accounted for 50.1% of the outstanding principal amount in our portfolio of commercial mortgage loans, net of the allowance for credit loss, and the average weighted interest rate on these loans was 10.26% per annum.

As of September 30, 2009, the outstanding principal balances on our portfolio loans, net of the allowance for credit loss, by development status of the underlying collateral were as follows: pre-entitled land, 37.4%; entitled land, 41.5%; and construction stage and existing structure stage, 21.1%. The outstanding principal balances on our portfolio loans, net of the allowance for credit loss, by expected end-use of the underlying collateral were as follows: residential, 50.0%; mixed use, 33.2%; and commercial office and industrial, 16.8%. Of our portfolio loans, 49 had collateral located in either Arizona or California, while the collateral regarding the other nine loans is located in New Mexico, Texas, Idaho, Nevada and Utah.

As of September 30, 2009, of our 58 loans, we had 10 performing loans with a carrying value of $77.1 million and 48 non-performing loans with a carrying value of $139.3 million. Of our 48 non-performing loans, 36 were past their respective scheduled maturity dates and the remaining 12 loans were in default as a result of delinquency on outstanding interest payments or have been deemed non-performing based on the value of the underlying collateral in relation to the respective book value of the loan.

Our portfolio of owned real estate as of September 30, 2009 was comprised of 15 different properties, eight of which are located in Arizona and represent an aggregate carrying value of approximately $37.2 million. Three of the properties are located in Texas and had an aggregate carrying value of approximately $38.8 million, three are located in California and had an aggregate carrying value of approximately $9.6 million, and one is located in Minnesota and has an aggregate carrying value of approximately $11.7 million.

At the time of loan origination, we have generally intended to hold all loans to maturity and had no plans or intent to sell the loans. However, as a result of the suspension of certain of our activities due to market circumstances and the lack of available liquidity to satisfy our obligations, the Manager has elected to monetize opportunistically our existing portfolio of real estate assets to generate liquidity for strategic redeployment. As of September 30, 2009, five loans with principal balances totaling $62.6 million were being actively marketed for sale. In addition, as of September 30, 2009, two real estate owned projects with a book value totaling $7.1 million, net of the allowance for credit loss, were being actively marketed for sale.

For additional information concerning our loans, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For information regarding real estate owned, see the section entitled “Properties.”

Industry Dynamics and Market Opportunities

Following years of substantial appreciation in commercial real estate values fueled by relatively readily available and inexpensive credit, the commercial real estate market began a substantial decline in late 2007 as a result of the massive contraction in the credit and securitization markets. This began a dramatic repricing process. The sudden contraction in available capital was exacerbated as financial institutions and other motivated sellers disposed of real estate to reduce debt on their balance sheets in order to remain solvent or to meet regulatory capital requirements. As the broader economy entered a recession in late 2008, this placed additional pressure on commercial real estate values. We expect commercial real estate values to remain depressed in the short-to-intermediate term and that there will be a scarcity of capital to refinance debt maturities in the medium- to long-term.

We believe that the confluence of these factors has caused, and will likely continue to cause, an “overcorrection” in the repricing of certain real estate-related debt assets. We expect continued price deterioration to drive real estate capitalization rates above historical averages, presenting an attractive entry point in the commercial real estate cycle. We believe that our experience in commercial real estate lending and investing, industry knowledge, and comprehensive underwriting practices will position us to capitalize on these investment opportunities.

There is, and will likely continue to be, a vast inventory of commercial real estate-related assets that need to be recapitalized as part of the industry’s reduction of outstanding debt. We expect this process to take several years. According to Property and Portfolio Research estimates, over $1.8 trillion of commercial real estate debt will mature between 2010 and 2013, with over $400 billion maturing in each year during that period. We believe there are significant opportunities for well-capitalized investors to originate new real estate mortgage loans, as well as to acquire existing performing, distressed and non-performing commercial mortgage loans and other commercial real estate-related debt investments. We expect to identify and capitalize on what we believe to be mispricings in the market while employing conservative underwriting criteria and to capitalize on continued dislocation.

Specifically, we anticipate attractive opportunities to acquire whole mortgage loans, including performing, distressed and non-performing loans and loan portfolios, from financial institutions and government agencies. In particular, we believe that the FDIC may provide attractive investment opportunities in mortgage loans through the liquidation of assets of failed community, regional and national banks.

According to the FDIC, as of October 30, 2009, 115 depository institutions have failed in 2009, with more than $127 billion in combined assets. During calendar year 2008, 25 depository institutions failed, with approximately $373 billion in assets (90% of which came from two failed financial institutions), as compared to 2007 in which only three banks failed, with approximately $2.6 billion of assets. The FDIC has begun disposing of failed banks’ assets primarily through open auctions, a process similar to that utilized during the Resolution Trust Corporation era of 1989 – 1995. In addition, the FDIC recently announced that the number of banks on its “problem list” had increased to 552 at September 30, 2009, with combined assets of $345.9 billion (as compared to 117 at of the end of June 2008, with combined assets of $78.3 billion), representing the largest number of “problem” institutions since June 30, 1994, and the largest amount of assets on the list since December 31, 1993.

We expect that the scarcity of mortgage loan refinancings will create a protracted opportunity to originate mortgage loans on high-quality commercial real estate assets as banks, insurance companies and other financial institutions continue to reduce their exposure to debt instruments, and generally display a limited interest in providing refinancing for existing real estate loans. We intend to leverage our extensive experience in underwriting and valuing real estate assets to capitalize on this financing gap by originating mortgage loans at attractive yields and underwriting the same based on conservative credit metrics.

Our Competitive Strengths

In view of these market dynamics, we believe that we are better positioned as a relative matter than companies focusing on similar investment opportunities to meet the challenges resulting from current market conditions. We maintain our resolve to focus on rigorous analysis of the marketplace, and we plan to continue to act in a prudent manner to seek to protect our assets. We believe that adhering to measured analysis will increase the probability of maximizing our asset value and eventual disposition of our assets at the best available prices.

Our on-going strategy is designed to position us as favorably as possible in this volatile environment. We believe we distinguish ourselves from our competitors based upon our ability to implement this strategy through the following competitive advantages:

•	Existing Portfolio. We believe we are able to generate revenues and liquidity from our existing loan portfolio over time. In response to the rapid decline resulting in substantial disruptions in the real estate, capital, credit and other markets, we have recently recorded valuation provisions reflecting lower pricing assumptions and a significant increase in discount factors to reflect market risk. However, in an improving economic climate, we believe that the aggregate potential value of the assets in our loan portfolio is likely to exceed the current carrying value of such assets. Further, we believe that the potential value of our assets, taken as a whole, may allow us the flexibility, and motivate our borrowers, to restructure certain non-performing loans in our portfolio enabling us to ultimately realize attractive risk-adjusted returns on those loans. Further, we may also seek to foreclose on loans where we are unable to satisfactorily restructure or sell the loan. To date, we are pursuing foreclosure on approximately one-third of the loans in default in our portfolio and renegotiating with borrowers and assessing the possibility of modifications of loan terms (including repayment terms and maturity dates) for the remaining loans in default.
•	Strong Underwriting Capabilities. Our management has developed a fully integrated in-house underwriting platform, which has extensive experience underwriting, conducting due diligence and valuing real estate and real estate-related assets, including our target assets. We combine traditional credit analysis typically performed by banks with the property valuation techniques used by developers to drive a more comprehensive investment decision process. In addition to the property appraisal and underwriting performed by traditional bank lenders, we build and stress test a property specific valuation model for each real estate loan we originate or acquire, based upon, among other factors, acquisition price, carrying cost, development time, potential cost and time overruns, absorption rate, existing and potential rental rates, existing and known planned competing properties, market trends and exit strategy. We test these assumptions with a combination of field inspections and local market analysis, as well as financial, physical, legal and environmental due diligence. We believe that these procedures provide an advantage to us relative to the procedures utilized by many of our competitors and enables us to better identify attractive investment opportunities and assess the performance, risk and returns that we should expect from any particular commercial real estate mortgage loan. As the velocity of bank failures increases, we believe the FDIC and other government agencies are increasingly likely to value participants who can purchase loans on an accelerated timetable and on a highly reliable basis in order to reduce closing risk. We believe that our market knowledge, experience as a real estate lender, and ability to execute complex transactions expeditiously will enable us to successfully acquire our target assets. In addition, we believe our underwriting, financing and asset management experience will enable us to generate attractive risk-adjusted returns by resolving performance issues associated with any mortgage loans that we may acquire.
•	Value Added Execution and Asset Management Experience. Our resident asset management consultants have extensive experience creating capital appreciation opportunities through the active management of real estate and real estate-related assets. Working collaboratively with the underwriting team, the asset management team formulates a strategic plan to extract the maximum amount of value from each asset through, among other things, repositioning, restructuring and intensive management. These strategies have included and will include the restructuring of non-performing or distressed loans, the negotiation of discounted pay-offs or other modifications of the terms governing a mortgage loan, and the foreclosure and intensive management of assets underlying non-performing mortgage loans in order to seek to reposition them for disposition.
•	Access to Extensive Pipeline of Opportunities. Through our management, we have access to extensive and long-term relationships with real estate owners, developers and financial intermediaries, including primary dealers, leading investment and commercial banks, brokerage firms, public and private real estate investment companies, mortgage lenders and many strategic partners. We believe these relationships will continue to provide us access to an ongoing pipeline of attractive lending and acquisition opportunities.
•	Flexible Investment Strategy. Our investment strategy is flexible, which we believe enables us to adapt to shifts in economic, real estate and market conditions, and to exploit inefficiencies in the applicable markets. We believe this approach allows us to identify and pursue undervalued opportunities in all market cycles. Since 1997, we have made or arranged over 500 real estate investments and co-investments with a focus primarily on markets in the southwestern region of the United States. In addition, we believe our platform provides us with the ability to adjust swiftly to shifts in capital markets and deploy capital in markets as and when attractive investment opportunities arise.
•	Experienced Management Team with Expertise in Real Estate. Our senior management team, which is led by Shane Albers and William Meris, has a well-established track record and extensive experience originating, managing and investing in commercial mortgage loans and other commercial real estate and real estate-related opportunities through various credit cycles and market conditions. Over the course of that time, we believe our senior management team has accumulated a deep and sophisticated understanding of industry trends, market values and the particular characteristics of the geographies in which we lend. Members of our senior management have been engaged in diverse facets of real estate, such as finance, property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, and other real estate-related services. We believe this broad and diverse experience has equipped our senior management with a deep understanding of each of our target asset classes. In addition, our senior management team has a proven record of successfully raising private capital, having raised, as of September 30, 2009, an aggregate of approximately $1.2 billion of capital.
•	Internalization of the Manager. We believe that we stand to gain on various fronts by internalizing the Manager by virtue of the Conversion Transactions. By internalizing the Manager we will directly employ the senior management team and will be able to expressly align the interests of those individuals responsible for executing our strategy with the interests of the stockholders of IMH Financial Corporation. Additionally, this internalization will allow stockholders of IMH Financial Corporation to capture various management and origination fees, points associated with the origination of new commercial mortgage loans, portions of penalty fees and “gain on sale” fees and other income historically retained by the Manager.
•	Ability to Utilize Built in Losses on our Loan Portfolio. Because of the significant declines in the real estate markets in recent years that we have recognized in our portfolio, we have substantial built in losses that we believe may be used to reduce taxable income from future transactions, although this is not free from doubt.

Our Investment Strategy

Substantially all of the mortgage loans in our portfolio are collateralized by a first mortgage on real property and include a personal guarantee by the principals of the borrower. We only accept second mortgages on other properties as additional credit support for a secured first mortgage loan. We may, however, acquire subordinated mortgages in the future depending on various considerations, including, but not limited to, then prevailing market conditions and the particular risk profile of a given subordinated mortgage.

Our objective is to utilize our lending experience and industry knowledge to generate attractive risk-adjusted returns by making or acquiring, and then selling high yielding real estate based investments and to manage and monetize opportunistically our portfolio of real estate assets to generate liquidity for new loans. We intend to pursue current and emerging opportunities from discounted real estate related assets resulting from the disruption in the real estate and financial markets by:

•	capitalizing on asset level underwriting experience and market analytics to identify investments with pricing dislocations and attractive risk-return profiles that can be purchased at meaningful discounts to our estimates of intrinsic value;
•	creating opportunities by resolving distressed or non-performing loans through repositioning, restructuring and active management of those assets;
•	retaining control, where possible, over the formulation and execution of the management strategies with respect to our assets, including, among other things, the repositioning and restructuring of non-performing or distressed mortgage loans, the negotiation of discounted pay-offs or other modifications of the terms governing a mortgage loan, and the foreclosure and intense management of assets underlying non-performing mortgage loans in order to seek to reposition them for profitable disposition; and

•	structuring transactions with a prudent amount of leverage, if any, given the risk of the underlying asset’s cash flows, attempting to match the structure and duration of the financing with the underlying asset’s cash flows, including through the use of hedges, government program financing, and bank debt, in each case as appropriate.
•	regularly selling our acquired loans in whole or in part, at a markup to market participants.

In implementing our business strategy, we will utilize our management’s expertise in identifying attractive opportunities within the target asset classes described below, as well as management’s transaction sourcing, underwriting, execution, asset management and disposition capabilities. We expect that our management will make decisions based on a variety of factors, including, but not limited to, expected risk-adjusted returns, credit fundamentals, liquidity, availability of adequate financing, borrowing costs and macro-economic conditions.

Our Target Assets

Our target asset classes and the principal assets within each class that we expect to acquire are as follows.

Acquiring Commercial Mortgage Loans.

Given current market conditions, we expect that commercial whole mortgage loans will be one of our primary initial target assets upon consummation of the Conversion Transactions. In particular, we intend to acquire portfolios of both performing, distressed and non-performing commercial whole mortgage loans from the FDIC, commercial banks, insurance companies, real estate funds, other governmental agencies and financial institutions. We believe that the FDIC is likely to provide attractive opportunities in mortgage loans through its liquidation of the assets of failed depository institutions for which it is appointed receiver. These mortgage loans may be acquired through open auctions and other structured transactions in which the FDIC or the seller retains a participation interest in future proceeds from the mortgage loans and/or provides loss-sharing support. We intend to seek to maximize the value of any non-performing commercial mortgage loans we acquire by restructuring the terms and conditions of such loans to facilitate repayment and generate sustained cash flows.

Commercial whole mortgage loans are mortgage loans secured by first liens on commercial properties, including office buildings, industrial or warehouse properties, hotels, retail properties, apartments and properties within other commercial real estate sectors. These mortgage loans generally have maturity dates ranging from one to five years and carry either fixed or floating interest rates. First lien loans, or first mortgages, represent the senior lien on a property, while second lien loans, or second mortgages, represent a subordinate or second lien on a property. Our primary target will be restricted to first lien loans and first lien participations. Second lien loans, although not excluded, will be used primarily on additional collateral in support of the primary property collateral.

As an adjunct to acquiring existing whole commercial mortgage loans, we expect that participations in performing commercial loans will be another one of our primary initial target assets upon consummation of the Conversion Transactions. We intend to purchase portions of performing commercial mortgage loans and serve as a participating lender, a strategy that we anticipate will decrease our default risk and provide us ongoing access to revenue-producing assets. We intend to invest in participations acquired from chartered banks, transactions for which we will have to pay a participation fee, and our primary target will be restricted to first lien participations.

Originating Bridge Loans.

Most of our current mortgage loan portfolio is comprised of loans we originated. We may originate or acquire a first priority lien on commercial property that provides interim or bridge financing to borrowers seeking short-term capital (with terms generally up to three years) to be used in the acquisition, construction or redevelopment of a property or group of properties. Bridge loans contemplate a takeout with the borrower using the proceeds of a conventional mortgage loan to repay our bridge loan. This type of bridge financing enables the borrower to secure short-term financing pending the arrangement of long-term debt. As a result of the refinancing risk, bridge loans typically have a higher interest rate, fees and other costs than long-term financing arrangements. We expect to charge origination, extension, modification or similar fees or equity participation options in connection with any bridge loans. We also may originate or acquire participations in construction or rehabilitation loans on commercial properties. These loans generally provide 40% to 60% of financing on the total cost of a given construction or rehabilitation project and are secured by first mortgage liens on the property under construction or rehabilitation. Investments in construction and rehabilitation loans generally would allow us to earn origination fees and may also entitle us to a percentage of the underlying property’s equity distributions, payable on an ongoing basis.

Although we believe there are more substantial near-term opportunities to acquire whole mortgage loans, we may originate whole mortgage loans that provide long-term mortgage financing to commercial property owners and developers as appropriate opportunities emerge and real estate conditions improve over the longer term. We expect to typically originate or acquire loans with the intention of structuring and selling all or a part of such loans at a markup to market participants. We intend to leverage our extensive experience in underwriting, performing due diligence and valuing real estate assets in order to continue to grow our origination platform.

We have access to extensive long-term relationships with real estate owners, developers and financial intermediaries, including primary dealers, leading investment and commercial banks, brokerage firms, public and private investment companies, mortgage lenders and many strategic partners. We believe these relationships will provide us access to an ongoing pipeline of attractive investment opportunities.

Other Opportunities.

While we expect to focus primarily on the target assets discussed above, we may from time to time pursue the following alternative strategies, which we would expect to execute in concert with our dividend policy to help assure that we retain sufficient current cash flow through other investments to maximize investor returns.

Commercial Mortgage-Backed Securities and Residential Mortgage-Backed Securities.

Commercial Mortgage-Backed Securities.  CMBS are securities that are collateralized by, or evidence ownership interests in, a single commercial mortgage loan or a partial or entire pool of mortgage loans secured by commercial properties. CMBS are generally pass-through certificates that represent beneficial ownership interests in common law trusts whose assets consist of defined portfolios of one or more commercial mortgage loans. They are typically issued in multiple tranches whereby the more senior classes are entitled to priority distributions of specified principal and interest payments from the trust’s underlying assets. The senior classes are often securities which, if rated, would have ratings ranging from low investment grade such as “BBB” to higher investment grades such as “A,” “AA” or “AAA.” The junior, subordinated classes typically would include one or more non-investment grade classes, which, if rated, would have ratings below investment grade.

On a limited basis, we may invest in CMBS that will yield current interest income and, where we consider the return of principal or basis, as applicable, to be likely. We may acquire CMBS from private originators of, or investors in, CMBS and mortgage loans, including savings and loan associations, mortgage bankers, commercial banks, finance companies, investment banks, life insurance companies and other entities. We expect to focus primarily on high investment grade such as “AAA” CMBS (including the use of financings under the TALF for certain high quality legacy CMBS issued before January 1, 2009), while also seeking to acquire newly originated CMBS and subordinated and interest-only tranches.

Residential Mortgage-Backed Securities.  From time to time based on market conditions, a small portion of our target assets may include investments in RMBS, which are typically pass-through certificates created by the securitization of a pool of mortgage loans that are collateralized by residential real estate properties. The mortgage loans underlying these securities may be adjustable rate mortgage loans, or ARMs, fixed rate mortgage loans or hybrid ARMs.

Real Estate Owned Properties.  In certain instances, we also may invest in real estate owned, or REO, properties, which are properties owned by a lender after an unsuccessful foreclosure auction. In particular, we may acquire REO properties or other underperforming or otherwise distressed real estate properties in order to seek to reposition them for profitable disposition. Depending on the nature of the underlying asset, we may pursue repositioning strategies through capital expenditures in order to seek to extract the maximum value from the investment.

Current Portfolio Disposition Strategy

We intend to actively market and sell our currently-owned loans (in whole or in part) and REO properties over the next 12 to 18 months as a means of raising additional capital to pursue our origination and acquisition objectives. In light of this plan, we are undertaking actions designed to position these assets to maximize their potential value on disposition.

Positioning the portfolio effectively involves numerous responsibilities, including, negotiating with municipalities regarding development plans; extending plat and plan expiration dates; pursuing payments from borrowers; negotiating for additional borrower concessions; restructuring loans when appropriate; dividing loans into senior and junior pieces in order to maximize sales price; enforcing loan documents; foreclosing on properties; pursuing borrower guarantees; appealing assessed real estate values for tax purposes; protecting our interests in borrower bankruptcies; pursuing borrower and/or guarantor tax refunds; providing seller financing; selling select properties; reducing expenses associated with REO properties; monitoring and revising existing construction or improvement budgets; and completing construction projects.

As part of the management of our portfolio, we continue to modify commercial mortgage loans in our portfolio in an effort, among other things, to seek to protect our collateral, reduce expenses, defer capital costs, increase return on sales of those assets, and help ensure that our borrowers may be better able to service their loans to us. Additionally, while the Manager currently has elected to suspend new loan requests, we did fund one loan in the first quarter of 2009 in connection with the financing of a sale of certain loan collateral by one of our existing borrowers to an unrelated party, and we intend to engage in similar lending activities in the short term. After the consummation of the Conversion Transactions, we intend to resume originating and funding new loans.

Acquisition and Origination Policy

Types of Loans We Will Acquire.  We originate and acquire loans secured by first mortgages on real property. We minimize our exposure by avoiding significant investment activity in a number of asset classes that we believe depart from our core philosophy and would result in greater risk to investor capital. Opportunistic acquisition can and will change the profile of risk to investor capital. In light of current markets, we intend to seek favorable acquisition financing, which will supplement our historical investment philosophy.

In instances where we acquire loans or acquisitions that depart from our core target asset categories, we expect that these assets will not comprise a proportionately large portion of our asset portfolio and we will require a relatively high risk-adjusted return to justify the greater risk and move intensive management commitment.

Valuation Analysis.  The maximum loan amount for a particular project may vary based on the specific relevant factors for the project and the borrower. When originating or acquiring mortgage loans, we expect to utilize loan-to-value guidelines in determining the maximum amount of our loan in relation to the estimated realizable value of the related collateral property at the time of origination. In light of current economic environment, however, we do not expect to focus at this time on loans secured by pre-entitled land and construction loans. In today’s environment, we expect to deploy an actual discounted cash flow model to establish current market values.

Priority of Mortgages.  We acquire almost exclusively first mortgages and trust deeds unless a second mortgage on a different property was offered as additional credit support. Even in those cases, we do not advance funds solely in respect of a second mortgage. However, the Manager, in its discretion, may accept any reasonable financing terms or make additional acquisitions it deems to be in our interests. After the consummation of the Conversion Transactions, IMH Financial Corporation may do the same.

Terms of Mortgage Loans.  We expect the terms of the bridge loans that we underwrite in the future generally will have maturities that extend up to 36 months, which reflects our expectation on the availability of take-out financing. Substantially all of the loans in our portfolio provided for monthly payments of interest only with a “balloon” payment of principal payable in full upon maturity of the loan. Interest rates, which could have been fixed or variable, are generally subject to a minimum interest rate. Our loans will not generally include prepayment penalties or exit fees, and will be structured with such other terms and conditions as we deem appropriate.

Portfolio Turnover.  We do not have a formal portfolio turnover policy, and do not intend to adopt one at this time. However, we currently expect that we will typically market for sale the assets that we hold, originate or acquire immediately following such acquisition. Our holding period in those assets will depend on how soon we locate buyers for those assets.

Escrow Conditions.  We fund our loans through an escrow held by an independent title insurance company or escrow company, subject to, among other conditions, requirements that borrowers obtain proper title insurance and fire and casualty insurance, in each case naming us as the insured or loss payee, as appropriate.

Credit Evaluations of the Borrower.  Before originating or acquiring a loan, the Manager performs what it considers to be a customary and thorough review of the creditworthiness of a borrower.

Diversification.  While we intend to maintain a diversified portfolio, our investment guidelines do not limit the amount of our equity that may be invested in any particular class or type within our target asset classes. Our investment decisions depend on numerous factors, including, but not limited to, prevailing market conditions, and may change over time in response to opportunities available in different economic and capital market environments. Historically, no single mortgage loan exceeded 10% of our loan portfolio, and mortgage loans outstanding to any one borrower or group of related borrowers did not exceed 20% of our loan portfolio at the time of origination. Following consummation of the Conversion Transactions, we anticipate that no single commercial mortgage loan will exceed 4% of our loan portfolio, and commercial mortgage loans outstanding to any one borrower or group of borrowers will not exceed 8% of our loan portfolio at the time of origination. However, we cannot predict the percentage of our loans that will be made in any particular asset at any given time.

Investment Committee Approval.  All investments regardless of the dollar amount or term must be presented to the Investment Committee for approval. The Investment Committee meets as needed and includes executive officers, underwriters, portfolio managers, asset managers and other employees and corporate disciplines as needed.

Following the consummation of the Conversion Transactions, we expect that our board of directors will adopt a formal set of investment guidelines that will govern our investment decisions going forward by setting forth the asset classes and other criteria to be used to evaluate the merits of specific investments as well as our overall portfolio composition. We intend to pursue investments in our target asset classes that have the potential to generate attractive risk-adjusted returns, consistent with those guidelines. However, we expect to have no prescribed limitation on any particular investment type.

Resolution of Potential Conflicts of Interest in Allocation of Investment Opportunities

SWI Management, LLC, or SWIM, which will become our indirect subsidiary upon consummation of the Conversion Transactions, will continue to act as the manager of Strategic Wealth & Income Fund, LLC, or the SWI Fund, a real estate investment fund with target classes of investment that are substantially similar to ours. Our executive officers will also be the executive officers of SWIM and will, accordingly, have duties to SWIM, and will receive compensation for services provided in that capacity. SWIM will also have obligations to the SWI Fund and its members pursuant to the operating agreement between SWIM and the SWI Fund. SWIM and our executive officers are also not restricted from managing and investing in other real estate-related investment entities in the future.

In order to mitigate conflicts of interest between IMH Financial Corporation and the SWI Fund, SWIM has agreed that (i) prior to the consummation of an initial public offering of IMH Financial Corporation’s common stock, SWIM will cease raising capital on behalf of the SWI Fund, and (ii) by the time of an initial public offering of IMH Financial Corporation common stock, SWIM will have invested substantially all of the capital of SWI Fund or will return the uninvested capital to the members of SWI Fund. SWIM will be allowed to retain reasonable reserves for the benefit of SWI Fund and to use the reserves for committed investments (including programmatic investments), additional investments in existing assets, management fees and other obligations of the SWI Fund. The net proceeds from the sale or other disposition of investments held by the SWI Fund will be distributed to the members of the SWI Fund and not reinvested.

Further, following the consummation of the Conversion Transactions and an initial public offering, our executive officers will remain free to form, manage and invest in other real estate-related investment entities that target investments similar to ours. To help ensure that the Fund’s business is not harmed by these potential conflicts of interest and to provide equitable treatment of us and other entities formed or managed by our executive officers with respect to investment allocations, we expect that the board of directors of IMH Financial Corporation will adopt a policy on conflict resolution. Among other things, we anticipate this policy will require that our independent directors authorize the formation, investment in, or management of any competing fund by our executive officers.

Investment Sourcing

We expect our management to take advantage of the extensive network of relationships that we and our affiliates have established over the past 12 years to identify investment opportunities. Through our executive management team, we have access to extensive long-term relationships with real estate owners, developers and financial intermediaries, including primary dealers, leading investment and commercial banks, brokerage firms, public and private investment companies, mortgage lenders and many strategic partners. We believe these relationships will provide us access to an ongoing pipeline of attractive investment opportunities, many of which may not be available to our competitors.

Investing in, and sourcing financing for, our target asset class is highly competitive. Although our management will compete with many other competitors for attractive investment opportunities in our target asset classes, we believe that our management team’s experience, together with our extensive resources and relationships, will enable us to source transactions on a proprietary basis, and provide us with a significant advantage in identifying and capitalizing on attractive opportunities.

Investment Process

Our investment process benefits from the experience, resources and professionals of our management. This process initially involves:

•	identifying investment opportunities;
•	assessing the opportunities to seek to ensure that they meet preliminary screening criteria, including the impact of the opportunities on maintaining our underwriting standards and policies for suitability of the potential investment in light of those investment guidelines; and
•	reviewing the opportunities to determine whether to incur costs associated with more in-depth diligence.

If the decision is made to proceed with more in-depth diligence, the next phase of our investment process involves assessing the risk-reward profile of the investment through, among other things:

•	intensive data collection by our in-house acquisition, asset management and loan-servicing personnel and third-party providers, including, as appropriate, financial, physical, legal and environmental due diligence of the assets underlying the investment opportunities;
•	data consolidation and quantitative analyses of the key drivers affecting value, such as cash flows and collateral performance, lease analysis, and credit and prepayment risk; and
•	thorough review of the investment capital structure, borrower and tenant analysis, servicer and originator information, legal structure and legal documentation.

In assessing the suitability of a particular investment for our portfolio, our management will evaluate the expected risk-adjusted return relative to the expected returns available from comparable investments. With respect to each investment opportunity, our management will also consider the ability of our in-house asset management team to extract excess value from the investment through active post-acquisition asset management. Our management and its affiliates also will evaluate whether the assets being acquired are eligible for financing under government sponsored debt programs such as the TALF. Based on the foregoing criteria, among others, our management will make an investment decision and, if the decision is made to proceed with the investment, our management will utilize proprietary modeling systems to establish an appropriate price for such assets.

Once an asset has been acquired, our management will formulate an asset-specific business plan focused on actively managing the attendant risks, evaluating the underlying collateral and updating valuation assumptions, and determining disposition strategies.

We believe that focusing on the value of the underlying real estate is important because the real estate is the primary source of payment of any loan we originate or acquire, and residual analysis reduces the likelihood of lending an excessive amount of money in relation to the project’s value.

As with any lender, there is an inherent risk in the loan approval or evaluation process that our underwriting and research efforts will not reveal all material facts pertaining to the borrower or the collateral. As with all investments, there is a relationship between the risk assumed and the possible reward earned. While we may charge higher interest rates than a traditional lender, the rates are not necessarily solely indicative of the risk of the loans we choose to fund, or a lack of creditworthiness of the borrowers. Rather, our rates are also reflective of the premium the borrower is willing to pay resulting from the short-term nature of the original loan terms, coupled with the benefit realized by the borrower from our ability to close loans quickly.

Risk Management

Risk management is a significant component of our strategy to deliver consistent risk-adjusted returns to our stockholders.

Because our current portfolio is comprised of mortgage loans that are collateral dependent, in the past we have not evaluated mortgage loan candidates based exclusively on a credit scoring model or a standard checklist. Rather, we have utilized a residual analysis methodology, whereby we tested whether there was sufficient “equity” in the loan that, in the event of a borrower default and a foreclosure by us, we could complete development of the project such that the fair value of the project in the marketplace would exceed our aggregate investment and generate an acceptable return. In conducting this analysis in the past, the Manager, among other things, considered the market conditions in the geographic location of the property securing the loan, engaged in discussions with developers and other experts in the local market to verify borrower assertions as to market conditions, and consulted with national experts to evaluate the potential market conditions that could impact appreciation or depreciation in the value of the property securing the loan and, if applicable, evaluated the current and projected revenue from the property, the expected levels of applicable rental and occupancy rates.

As part of our risk management process, our management will closely monitor our portfolio and actively manage risks associated with, among other things, our assets and interest rates. Prior to investing in any particular asset, our management’s underwriting team, in conjunction with third party service providers, will undertake a rigorous asset-level due diligence process, involving intensive data collection and analysis, to seek to ensure that we understand fully the state of the market and the risk-reward profile of the asset. In addition to evaluating the merits of any particular proposed investment, our management will evaluate the diversification of our portfolio of assets. Prior to making a final investment decision, our management will determine whether a target asset will cause our portfolio of assets to be too heavily concentrated with, or cause too much risk exposure to, any one borrower, real estate sector, geographic region, source of cash flow for payment or raise geopolitical concerns. If our management determines that a proposed acquisition presents excessive concentration risk, it may determine not to acquire an otherwise attractive asset.

For each asset that we acquire, our in-house asset management team engages in active management of the asset, the intensity of which will depend on the attendant risks. Once an asset management team has been assigned to a particular asset, the asset management team will work collaboratively with the underwriting team to formulate a strategic plan for the particular asset, which typically includes, among other things, evaluating the underlying collateral and updating valuation assumptions to reflect changes in the real estate market and the general economy. This plan also will outline several strategies for the asset to seek to extract the maximum amount of value from each asset under a variety of market conditions. Such strategies will vary depending on the type of asset, the availability of refinancing options, recourse and maturity, but may include, among other things, the restructuring of non-performing or distressed loans, the negotiation of discounted pay-offs or other modifications of the terms governing a loan, and the foreclosure and intense management of assets underlying non-performing loans in order to seek to reposition such loans for profitable disposition. As long as an asset is in our portfolio, our management and its affiliates will continuously track the progress of such asset against the original business plan to seek to ensure that the attendant risks of continuing to own the asset do not outweigh the associated rewards. We currently expect that we will typically hold assets that we originate or acquire for between one and five years. However, in order to seek to maximize returns and manage portfolio risk while remaining opportunistic, we may dispose of an asset earlier than anticipated or hold an asset longer than anticipated if we determine it to be appropriate depending upon certain considerations, including, but not limited to, prevailing market conditions or other factors regarding a particular asset. We can provide no assurances, however, that we will be successful in identifying or managing all of the risks associated with acquiring, holding or disposing of a particular asset or that we will not realize losses on certain assets.

Until our portfolio of assets generates sufficient income and cash flow, we may be required to sell assets or borrow funds to make periodic distributions to our stockholder in concert with our dividend policy to be developed by our board of directors.

Properties

At September 30, 2009, our assets consisted of cash, investments in mortgages secured by real estate, real estate held for development, and interest and other receivables. Our primary executive and administrative offices are the offices leased by the Manager, which are located in Scottsdale, Arizona. Our headquarters office is comprised of approximately 28,000 square feet of office space under a lease that expires in 2017. We are evaluating our facility needs in light of economic conditions, however, we believe that these facilities are currently adequate for the Manager and us to conduct present business activities and we expect it to be adequate after the consummation of the Conversion Transactions.

During 2008, the Fund took title to the underlying real estate collateral of nine loans in default, with an aggregate carrying value of approximately $55.3 million at December 31, 2008 (net of impairment charges). The Fund also purchased certain real estate in 2008, with a current book value of approximately $7.5 million, located in Arizona that is contiguous to the collateral of certain loans in the loan portfolio, in order to maintain and enhance the overall project value. Subsequent to December 31, 2008, the Fund took title to the underlying real estate collateral of three additional loans in default, with an aggregate outstanding principal balance of approximately $21.3 million and an estimated fair value of $5.1 million as of December 31, 2008. In light of current economic circumstances, and the fact that a substantial majority of the commercial mortgage loans in our portfolio are currently in default, we expect to continue to take title to additional real estate collateral.

A description of our properties as of September 30, 2009 and November 30, 2009 follows (dollar amounts in thousands):

Description	Location	Date Acquired	Units/Acres	Net Carrying Value
17 acres zoned for residential development and 8 acres zoned for commercial development	Apple Valley, CA	1/23/08	25 acres
Vacant land planned for the development of 31 residential lots	Rancho Mirage, CA	3/26/08	20 acres
Vacant land planned for 116 residential lots and an 8-acre commercial project	Vista Santa Rosa, CA	3/26/08	38 acres
Vacant land being considered for residential development	Prescott Valley, AZ	3/28/08	160 acres
35 beachfront lots, 126 beach view lots, 119 estate lots, 47 lakefront lots, and 85 cottage lots in a 389 residential lot subdivision located on the Bolivar Peninsula	Crystal Beach, TX	4/1/08	412 lots
Vacant land to be developed into 838 residential lots for the Highland Meadows subdivision	Liberty Hill, TX	7/1/08	228 acres, 838 lots
320 acres of vacant land and 57.18 acres of land having a preliminary plat	Casa Grande, AZ	7/8/08	217 acres
Finished and fully entitled lots within the Flagstaff Ranch Golf Community	Flagstaff, AZ	7/9/08	59 lots
26-unit town home development approximately 85% complete	Phoenix, AZ	9/11/08	33 units
Improved, partially improved, and unimproved lots, as well as 3.5 acres of commercial property	Laughlin, AZ	3/14/08	329 lots and 3.5 acres commercial
39.7 acres of residential land (199 proposed units) and 3 acres of commercial retail property	Flagstaff, AZ	2/3/09	42.7 acres
A townhouse project consisting of 84 residential, 2-bedroom, 2-bath loft units	Phoenix, AZ	3/5/09	84 units
3.47 acres of vacant land planned for commercial development	Phoenix, AZ	3/5/09	3.47 acres
15 acres of vacant land planned for mixed use development	Apple Valley, MN	5/15/09	15 acres
39 acres of vacant land planned for mixed use development	Inver Grove Hghts, MN	7/29/09	38 acres
9-story medical office building, 31% leased	Stafford, TX	7/7/09	193 sf, 4.74 acres
Total at September 30, 2009				$97,305
A 17% interest in 188 acres of vacant land zoned for residential and commercial development	Phoenix, AZ	10/27/09	188 acres
A 17% interest in 80 acres of vacant land zoned for general rural usage	Pinal, AZ	10/27/09	80 acres
Total at November 30, 2009				$97,686

Competition

The industry in which we operate is serviced primarily by conventional mortgage lenders and loan investors, which include commercial banks, insurance companies, mortgage brokers, pension funds, and private and other institutional lenders. There are also a small number of non-conventional lenders that are similar to us. Once we resume lending operations, we expect to compete with these same lenders as well as new entrants to the competitive landscape who are also focused on originating and acquiring attractively priced debt for investment.

We expect to compete with many market participants after the consummation of the Conversion Transactions and an initial public offering. Additionally, as we seek to locate purchasers for real estate we have acquired, or for takeout financing for our borrowers, we are competing with a large number of persons and entities that have acquired real estate, whether through foreclosure or otherwise, and that have originated commercial mortgage loans, in the past few years. Many of these persons and entities utilized leverage to purchase the real estate or fund the loans, and many are selling collateral or accepting takeout financing worth less than the principal investment in order to generate liquidity and satisfy margin calls or other regulatory requirements.

Employees

We currently do not have any directors, officers or employees, and all of our operations are conducted by the Manager. Although the Manager has directors and executive officers, it does not have any employees and it relies on SWI Management, LLC, an affiliate of the Manager, to provide human resources and administrative services, including the supply of employees, to it and other affiliates. As of November 30, 2009, the Manager and its affiliates had a total of 42 employees and consultants.

Following the consummation of the Conversion Transactions, the executive officers of the Manager are expected to become executive officers of IMH Financial Corporation, and SWI Management, LLC will become an indirect subsidiary of IMH Financial Corporation.

Regulation

The Manager and the Fund are subject to oversight by various state and federal regulatory authorities, including, without limitation, the Arizona Corporation Commission, or the ACC, the Arizona Department of Revenue, the Arizona Department of Financial Institutions (Banking), the SEC and the IRS.

In December 2004, and pursuant to several supplemental requests thereafter, the ACC requested certain information pertaining to the operations of the Fund and the Manager, and the Manager responded to all requests made by the ACC. Neither the Manager nor the Fund had any communication from the ACC from November 2005 until July 2009. In July 2009, the ACC requested from the Manager information concerning certain affiliates of the Manager. Following a response by the Manager to this request, and a meeting by certain of our representatives with the ACC in October 2009, we were notified by a representative of the ACC in December 2009 that the ACC did not have any further information requests and had ceased its inquiry.

Mortgage Banker and Mortgage Broker Regulations

Our operations are currently managed by the Manager. Following consummation of the Conversion Transactions, our operations as a mortgage banker and mortgage broker will be subject to regulation by federal, state and local laws and governmental authorities. IMH Financial Corporation (or a wholly-owned subsidiary thereof) will obtain a mortgage banker’s license in the State of Arizona as a condition to the consummation of the Conversion Transactions. As a licensed mortgage broker, we are subject to regular on-site examinations by the Arizona Department of Financial Institutions, which may review our advertising, record maintenance, and financial reporting. Under applicable Arizona law, regulators will have broad discretionary authority over our activities.

However, mortgage banker and mortgage broker regulation does not generally involve the underwriting, capital ratio or concentration guidelines or requirements that are generally imposed on more traditional lenders. One of our affiliates, Investors Mortgage Holdings California, Inc., which is currently a wholly-owned subsidiary of the Manager, is licensed as a real estate broker by the California Department of Real Estate. Under California law, the Department of Real Estate exercises regulatory authority over mortgage lenders. The California subsidiary is the entity through which the Manager currently originates California loans which it brokers to us. As a condition to the consummation of the Conversion Transactions, IMH

Financial Corporation (or a wholly-owned subsidiary thereof) will obtain a real estate broker’s license in the State of California. At the present time, the Manager or its employees maintain appropriate licenses or registrations in other jurisdictions where the Manager determines that such licensure or registration is required or advisable.

Mortgage Dealer Status

We intend to conduct our business so that we are not to be deemed a “dealer” in mortgage investments for federal income tax purposes, although we can provide no assurance that our activities will not be deemed to constitute dealer activities.

Investment Company Status

The Manager has endeavored to manage us such that we are not an “investment company” within the meaning of the Investment Company Act. Under Section 3(c)(5)(C) of the Investment Company Act, or the Real Estate Exemption, issuers that (a) are not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and (b) are primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate, are excluded from the definition of “investment company.” The Manager believes that the Fund is not an “investment company” because it satisfies the requirements of the Real Estate Exemption, and we have endeavored to conduct our operations in compliance with the Real Estate Exemption. Following consummation of the Conversion Transactions, we intend to manage ourselves in a similar manner such that it satisfies the requirements of the Real Estate Exemption.

We are primarily engaged in originating, purchasing or otherwise acquiring mortgages and other liens on, and interests in, real estate. The staff of the SEC, through no-action letters, has stated that it would regard an issuer as being engaged primarily in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate, within the meaning of Section 3(c)(5)(C) of the Investment Company Act, if (a) at least 55% of the value of the issuer’s assets consists of mortgages and other liens on, and interests in, real estate, or Qualifying Assets, and (b) at least 25% of the value of the issuer’s assets consists of loans that do not qualify as Qualifying Assets, but 55% of the fair market value of each such loan is secured by real estate at the time the issuer acquires the loan, or Real Estate-Related Assets. Not more than 20% of the issuer’s assets may consist of miscellaneous investments, including all other loans held by an issuer, cash, government securities, and investments in partnerships or other businesses not qualifying as either Qualifying Assets or Real Estate-Related Assets.

The staff of the SEC has stated that it would regard as Qualifying Assets mortgage loans that are fully secured by real property, and the staff of the SEC has granted no-action relief to permit a participation interest in a mortgage loan fully secured by real property to be considered a Qualifying Asset if the holder of the participation interest controls the unilateral right to foreclose on the mortgage loan in the event of a default. As disclosed elsewhere in this consent solicitation/prospectus, we seek to deploy approximately 95% to 97% of our cash in short-term mortgage investments that are secured by first deeds of trust or mortgages, and to retain approximately 3% to 5% in bank accounts or highly liquid money market funds as a working capital reserve. All of the loans we fund are secured by the underlying real estate. If we participate in a loan with a third-party, we seek to be the lead lender in the participation, which, among other things, provides us with the unilateral ability to foreclose on the loan in the event of a default. Since the inception of the Fund, we have been the lead lender on all but two participated loans. At the time of original funding, each loan represented less than 5% of our total loan portfolio. Since the date of original funding, we have acquired the entire lender interest in one such loan and have foreclosed on the second loan. Accordingly, we believe the Fund qualifies, and going forward IMH Financial Corporation will qualify, for the Real Estate Exemption. However, the staff of the SEC could take a different view and, although we intend to conduct our operations such that we qualifies for the Real Estate Exemption, we might inadvertently become an investment company if, with respect to loans in which we participate, we are not the lead lender, or loans in our portfolio exceed a percentage of our portfolio that is deemed acceptable by the staff of the SEC.

Usury Laws

Usury laws in some states limit the interest that lenders are entitled to receive on a mortgage loan. State law and court interpretations thereof applicable to determining whether the interest rate on a loan is usurious, and the consequences for exceeding the maximum rate, vary. For example, we may be required to forfeit interest above the applicable limit or to pay a specified penalty. In such a situation, the borrower may have the recorded mortgage or deed of trust cancelled upon paying its debt with lawful interest, or the lender may foreclose, but only for the debt plus lawful interest. In the alternative, a violation of some usury laws results in the invalidation of the transaction, thereby permitting the borrower to have the recorded mortgage or deed of trust cancelled without any payment and prohibiting the lender from foreclosing.

In California, we only invest in loans which are made or arranged through real estate brokers licensed by the California Department of Real Estate because such loans are exempt from the California usury law provisions. Prior to November 2006, all California loans were brokered to us only by unrelated third-party licensed brokers. In November 2006, the Manager formed a wholly-owned California subsidiary which is licensed by the California Department of Real Estate as a real estate broker. Substantially all California loans are now brokered to us by the California subsidiary. We expect to continue to have all such licenses in place for the benefit of IMH Financial Coproration at the time of the consummation of the Conversion Transactions.

If we do not adhere to the laws and regulations which apply to us, we could face potential disciplinary or other civil action that could harm our business. The preceding discussion is only intended to summarize some of the significant regulations that affect the Fund and would affect IMH Final Corporation and, therefore, is not a comprehensive survey of the field. These summaries are qualified in their entirety by reference to the applicable statute or regulation. Recently, substantial new legislation has been adopted or proposed relating to, among other things, financial institutions and private investment vehicles. Many of the adopted laws have been in effect for only a limited time, and have produced limited or no relief to the capital, credit and real estate markets. There can be no assurance that new laws and regulations will stabilize or stimulate the economy in the near term or at all, or that the Fund will not become subjected to additional legislative or regulatory burdens as a result.

Legal Proceedings

We may be party to litigation as the plaintiff or defendant in the ordinary course of business in connection with loans that go into default or for other reasons. While various asserted and unasserted claims exist, resolution of these matters cannot be predicted with certainty and, we believe, based upon currently available information, that the final outcome of such matters will not have a material adverse effect, if any, on our results of operations or financial condition. See the section entitled “Management’s Discussion and Analysis — Results of Operations — Changes in the Portfolio Profile — Scheduled Maturities” for further information on our current foreclosure proceedings.

Following the suspension of certain of our activities, including the suspension of member redemptions, certain of the members of the Fund have requested that their redemption requests be honored due to financial hardships or other reasons. In each instance, we have responded that we will not grant such requests and we are treating all members uniformly. While neither the Manager nor we have been served with any lawsuits from members, certain members have filed grievances with the SEC and possibly other regulatory agencies related to the Manager’s administration of us.

The Manager believes that it and its affiliates have always been, and currently are, in compliance with all regulations that materially affect it and their operations, and that the Manager and we have acted in accordance with the operating agreement. However, there can be no guarantee that this is the case or that the above-described or other matters will be resolved favorably, or that the Manager or its affiliates may not incur significant legal and other defense costs, damage or settlement payments, regulatory fines, or limitations or prohibitions relating to the Manager’s or its affiliates’ business activities, any of which could harm our operations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information for IMH Financial Corporation as of and for the nine months ended September 30, 2009 and for the year ended December 31, 2008 has been derived by applying the pro forma adjustments set forth below to the historical consolidated financial statements of IMH Secured Loan Fund, LLC, and the historical consolidated financial statements of Investors Mortgage Holdings Inc., as of and for the nine months ended September 30, 2009 and for the year ended December 31, 2008, which are included elsewhere in this Form S-4. The consolidated financial statements of Investors Mortgage Holdings Inc. (IMH) include the accounts of IMH, its wholly owned subsidiary, and the accounts of IMH Holdings LLC (Holdings) and its wholly owned subsidiaries, (collectively referred to as the “Manager”). IMH has a variable interest in Holdings as IMH potentially has the obligation to absorb the majority of the losses of Holdings. Therefore, IMH has been deemed to be the primary beneficiary of Holdings, a variable interest entity, and has consolidated Holdings in its consolidated financial statements. The pro forma condensed combined balance sheet of IMH Financial Corporation has been presented as if the Conversion Transactions had been completed as of September 30, 2009.

Pursuant to the requirements under Article 11 of Regulation S-X, the unaudited pro forma condensed combined statements of operations for the Conversion Transactions give effect to adjustments for transactions expected to have a continuing impact on us, that (1) are directly attributable to the Conversion Transactions and are factually supportable, and (2) represent material events that have occurred and had, or will have, a material effect on our financial statements and capital structure. The unaudited pro forma condensed combined balance sheet gives effect to adjustments for transactions regardless of whether they have a continuing impact on us or are non-recurring, that are (1) directly attributable to the Conversion Transactions and are factually supportable, and (2) represent material events which have occurred and had, or will have, a material effect on our financial statements and capital structure.

The unaudited pro forma condensed combined financial information for the Conversion Transactions assumes that each of the adjustments below that are directly attributable to the Conversion Transactions and factually supportable had occurred as of September 30, 2009 for the unaudited pro forma condensed combined balance sheet, and as of the beginning of the period for the unaudited pro forma condensed combined statements of operations:

Balance Sheet Pro Forma Items:

•	after giving effect to the conversion of our member units to common stock (which has no impact on total equity), the issuance to the existing owners of the Manager the number of shares of our common stock in consideration of the value ascribed to the acquisition of the Manager;
•	the elimination of various activity giving rise to amounts due between us and the Manager as of September 30, 2009 that would be eliminated after giving effect to the Conversion Transactions;

Statement of Operations Pro Forma Items:

•	the change in accounting treatment with respect to costs incurred for our capital raising activities and paid by the Manager that were charged as a period cost of the Manager but would have been charged as direct reduction to owners’ equity after giving effect to the Conversion Transactions;

•	the change in accounting treatment with respect to the Manager’s recognition of loan origination fees (points). After giving effect to the Conversion Transactions, loan origination fees, net of direct origination costs, would have been deferred at origination and amortized as an adjustment to mortgage loan interest income over the contractual term of the related loan;
•	the elimination of various revenue and expense activity between us and the Manager that would be eliminated after giving effect to the Conversion Transactions;
•	the effect of income taxes on us and the Manager resulting from a change in tax reporting status from pass-through entities to a taxable Sub Chapter “C” Corporation;
•	the effect of the Manager’s stock appreciation rights that become fully vested and payable upon a change in control, totaling approximately $335, have not been included in the pro forma adjustments because it will not have a material recurring effect on our financial statements.

The Conversion Transactions will result in pro forma ownership levels of approximately 94.2% for our existing members and 5.8% for the current owners of the Manager, respectively, assuming an illustrative, hypothetical per share price of $20 and $19.9 million purchase price for the acquisition of the Manager in the Conversion Transactions. The actual number of shares issued to the existing owners of the Manager could be different than those assumed for the unaudited pro forma condensed combined financial information for the Conversion Transactions and such differences could be material.

The unaudited pro forma condensed combined financial information for the Conversion Transactions is based on assumptions that we believe are reasonable and should be read in conjunction with “Accounting Treatment of the Conversion Transactions,” included elsewhere in this Form S-4, and our combined financial statements and related notes thereto as of and for the nine months ended September 30, 2009 and for the year ended December 31, 2008, which are included elsewhere in this Form S-4.

The unaudited pro forma condensed combined financial information for the Conversion Transactions is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the Conversion Transactions been consummated as of September 30, 2009 or as of the beginning of the period, respectively, nor is it necessarily indicative of our future financial position or results of operations. The actual effects of the Conversion Transactions and other pro forma events on our financial position or results of operations may be different than what we have assumed or estimated, and these differences may be material.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION

IMH FINANCIAL CORPORATION
Pro forma Condensed Combined Balance Sheet
September 30, 2009
(Unaudited)
(In thousands)

	IMH Secured Loan Fund, LLC	Investors Mortgage Holdings Inc.	Pro forma Adjustments	Note Ref	Combined Totals
Assets:
Cash and Cash Equivalents	$2,463	$89	$—		$2,552
Mortgage Loans, Net of Allowance for Credit Loss	216,356	—	(458)	(a)	215,898
Interest Receivable and Other	17,115	987			18,102
Due from IMH Secured Loan Fund LLC	—	7,332	(7,332)	(b)	—
Advances to Investors Mortgage Holdings Inc.	1,338	—	(1,338)	(b)	—
Real Estate Owned and Equipment, Net	97,305	2,242	—		99,547
Intangible Assets	—	—	19,915	(c)	19,915
Total Assets	$334,577	$10,650	$10,787		$356,014
Liabilities:
Payables to Investors Mortgage Holdings Inc.	$5,270	$—	$(5,270)	(a),(b)	$—
Payables to IMH Secured Loan Fund, LLC	—	1,338	(1,338)	(b)	—
Accrued Expenses and Other Liabilities	5,616	1,222	—		6,838
Borrowings from Investors Mortgage Holdings Inc.	2,520	—	(2,520)	(b)	—
Bank Line of Credit and Notes Payable	—	3,476	—		3,476
Distributions Payable to Investors Mortgage Holdings Inc. Owners	—	—	4,614	(d)	4,614
Total Liabilities	13,406	6,036	(4,514)		14,928
Owners' Equity
Total Owners' Equity	321,171	4,614	(4,614)	(d)	341,086
			19,915	(c)
Total Owners' Equity	321,171	4,614	15,301		341,086
Total Liabilities and Owners' Equity	$334,577	$10,650	$10,787		$356,014

See Notes to Unaudited Pro Forma Condensed Combined Financial Information.

IMH FINANCIAL CORPORATION
Pro forma Condensed Combined Statement of Operations
Nine Months Ended September 30, 2009
(Unaudited)
(In thousands, except share and per share data)

	IMH Secured Loan Fund, LLC	Investors Mortgage Holdings Inc.	Pro forma Adjustments	Note Ref	Combined Totals
Revenues:
Mortgage loan interest	$20,256	—	$10,669	(e)	$30,925
Loan origination fees	—	9,456	(9,456)	(e)	—
Fund management fees	—	618	(481)	(b)	137
Interest income – intercompany	—	217	(217)	(b)	—
Interest on cash equivalents	494	51	—		545
Total revenue	20,750	10,342	515		31,607
Expenses:
Origination and related costs	—	1,148	(300)	(e)	848
Operating expenses	5,226	3,520			8,746
Management fees	481	—	(481)	(b)	—
Interest	217	382	(217)	(b)	382
Other expenses	—	1,996			1,996
Valuation provision for loss	90,000	—	—		90,000
Total expenses	95,924	7,046	(998)		101,972
Earnings (loss) before income taxes	(75,174)	3,296	1,513	(e)	(70,365)
Earnings (loss) per unit as reported	$(1,029.24)
			(73,038)	(i)
			16,058,865	(i)
Weighted average units/shares outstanding	73,038		995,750	(i)	17,054,615
Proforma Provision for Income Taxes:
Provision for income tax benefit (expense)	13,707		(1,683)	(h)	12,024
Net loss	$(61,467)		$(170)		$(58,341)
Pro forma net loss per share				(j)	$(3.42)

See Notes to Unaudited Pro Forma Condensed Combined Financial Information.

IMH FINANCIAL CORPORATION
Pro forma Condensed Combined Statement of Operations
Year Ended December 31, 2008
(Unaudited)
(In thousands, except share and per share data)

	IMH Secured Loan Fund, LLC	Investors Mortgage Holdings Inc.	Pro forma Adjustments	Note Ref	Combined Totals
Revenues:
Mortgage loan interest	$65,497	$—	$13,779	(e),(b)	$79,276
Loan origination fees	—	21,315	(21,315)	(e)	—
Fund management fees	—	1,540	(1,540)	(b)	—
Interest on cash equivalents	1,923	304	—		2,227
Total Revenue	67,420	23,159	(9,076)		81,503
Expenses:
Origination and related costs	—	6,854	(1,508)	(e)	5,346
Broker dealer commissions	—	5,389	(5,389)	(f)	—
Operating expenses	1,314	7,287	(1,147)	(g)	7,454
Management fees	1,139	—	(1,139)	(b)	—
Interest	78	344	—		422
Other expenses	—	3,071	—		3,071
Valuation provision for loss	323,175	—	—		323,175
Total expenses	325,706	22,945	(9,183)		339,468
Earnings (loss) before income taxes	(258,286)	214	107	(e),(f),(g)	(257,965)
Earnings (loss) per unit as reported	$(3,835.96)
			(67,333)	(i)
			14,804,507	(i)
Weighted average units/shares outstanding	67,333		995,750	(i)	15,800,257
Proforma Provision for Income Taxes:
Provision for income tax expense	(18,077)		(112)	(h)	(18,189)
Net loss	$(276,363)		$(5)		$(276,154)
Pro forma net loss per share				(j)	$(17.48)

See Notes to Unaudited Pro Forma Condensed Combined Financial Information.

IMH FINANCIAL CORPORATION
Notes to Pro forma Condensed Combined Financial Information
(In thousands, except share and per share data)

(1) Overview of the Conversion Transactions

The Manager has approved a plan to cause the Fund to merge with and into a publicly-traded Delaware corporation through a series of transactions described within this S-4 as the Conversion Transactions. If the Conversion Transactions are approved, they will be implemented through a series of steps, including, among other steps, a) the merger of IMH Secured Loan Fund, LLC with and into IMH Financial Corporation, a taxable “C” Corporation, and the related conversion of membership units into shares of common stock to be issued by IMH Financial Corporation; b) the acquisition, by IMH Financial Corporation, of all of the outstanding shares of the Manager and all of the outstanding membership interests in Holdings, by virtue of which the Manager and Holdings will become wholly-owned subsidiaries of IMH Financial Corporation, in exchange for an aggregate of approximately 995,750 shares of common stock in IMH Financial Corporation.

(2) Description of Accounting

For accounting purposes, the Conversion Transactions will simultaneously be treated as a recapitalization of the Fund with IMH Financial Corporation as the legal acquirer and an acquisition of the Manager and Holdings. In the merger of the Fund with and into IMH Financial Corporation, the Fund is considered the acquirer for accounting purposes and, therefore, the accounting basis of the assets and liabilities are recorded by IMH Financial Corporation at the carryover basis from the Fund. Because this transaction also changes the tax status from a pass through entity to a taxable entity, deferred taxes will be recorded. The exchange of stock of IMH Financial Corporation for all the stock of the Manager and all the membership interests of Holdings is accounted for under the purchase method of accounting. Under the purchase method of accounting, the acquired businesses are included in the combined financial statements from the date of acquisition. The cost of the acquired businesses will be allocated to the tangible and intangible assets and the liabilities acquired based on estimates of fair values thereof.

The accounting treatment of the Conversion Transactions as described in this section relates solely to the purchase of the Manager and the related issuance of shares of our common stock to the existing owners of the Manager to effect this transaction. Discussion pertaining to other pro forma adjustments is discussed further under the “Notes to the Unaudited Pro Forma Condensed Combined Financial Information for the Conversion Transactions,” included elsewhere in this Form S-4.

(3) Purchase Price

Assuming a purchase price for the acquisition of the Manager of $19.9 million, we expect to issue approximately 995,750 shares of our common stock with a derived value of $20 per share. The value of the shares of our common stock issued pursuant to the Conversion Transactions will be derived using a methodology that considers the current fair value of our common stock. For pro forma presentation purposes, we have assumed the aggregate current value of such shares is equal to the net asset value of the Fund as of September 30, 2009 which totals $321,171,000. The aggregate current value of $321,171,000 was divided by the estimated $20 per share price to derive the expected number of common shares outstanding after the exchange. As discussed under the “Notes to the Unaudited Pro Forma Condensed Combined Financial Information,” the final accounting treatment for the Conversion Transactions will be based on the derived market price of our common stock at or about the date the Conversion Transactions are consummated, and these market prices could differ significantly from the estimated per share amount used in the unaudited pro forma condensed combined financial information for the Conversion Transactions.

IMH FINANCIAL CORPORATION
Notes to Pro forma Condensed Combined Financial Information
(In thousands, except share and per share data)

(4) Pro Forma Adjustments

The pro forma adjustments described below assume, among other things, that the existing owners of the Manager will receive 995,750 shares of our common stock as consideration for the ascribed purchase price of the Manager of $19.9 million. The actual number of common stock issued could be more or less than the estimated amount reflected in the pro forma financial information, which would impact the pro forma total equity as of September 30, 2009, and would impact the pro forma loss per share for the nine months ended September 30, 2009 and for the year ended December 31, 2008.

For purposes of the unaudited pro forma condensed combined financial information for the Conversion Transactions, we have made the following pro forma adjustments in the pro forma financial statements presented:

(a)	In connection with the modification of certain loans, the borrowers and the Manager agreed to defer the payment of related processing and administrative fees due to the Manager until the payoff of the respective loans or until certain milestones were achieved. Revenues and expenses pertaining to these provisions for the periods presented and amounts outstanding as of the reporting dates presented was eliminated for purposes of presenting the pro forma condensed combined financial statements.
(b)	In its capacity as our manager, we have entered into transactions with the Manager which, on a pro forma combined basis, would be eliminated in combination. Such transactions include the following:
•	From time-to-time, the Manager has provided financing to the Fund for purposes of providing liquidity to fund loans. In this regard, the Manager has participated in or purchased whole loans from the Fund. The loans participated or purchased by the Manager have been concurrently pledged by the Manager with a commercial bank as collateral on the Manager’s line of credit. During the period in which the Manager retains any interest in a Fund loan, all related interest paid to the Fund is passed to the Manager, and the Fund records interest income and an equal amount of interest expense on borrowings from Fund Manager in the its statements of operations. Such inter-entity activity was eliminated for purposes of presenting the pro forma condensed combined financial statements.
•	For managing the Fund, the Manager is entitled to a 25 basis point annualized fee, payable monthly, based on our total mortgage loan principal balance at each month-end, excluding loans in non-accrual status and other non-performing assets. In addition, on an individual loan basis, the Manager is entitled to 25% of any gains recognized in excess of the principal and note rate interest due.

In connection with the recording of a valuation allowance on a loan for which the Manager previously received certain amounts in accordance with this provision, we recorded an advance from the Manager totaling $2.4 million, which has been partially repaid. The advance to the Manager bears interest at 10% per annum and all unpaid accrued interest and principal is due September 30, 2011.

IMH FINANCIAL CORPORATION
Notes to Pro forma Condensed Combined Financial Information
(In thousands, except share and per share data)

(4) Pro Forma Adjustments  – (continued)

For purposes of presenting the pro forma condensed combined financial statements, the revenues and expenses pertaining to the above items for the periods presented and amounts outstanding as of the reporting dates presented were eliminated in combination.

(c)	As described above, the existing owners of the Manager will receive approximately 995,750 of shares of our common stock as consideration for the ascribed purchase price of the Manager of $19.9 million. While the actual number of common stock issued could be more or less than the estimated amount reflected in the pro forma financial information, the total value of the shares given will equal $19.9 million. The cost of the acquired business will be allocated to the tangible and intangible assets and the liabilities acquired based on estimates of fair values thereof. For purposes of pro forma presentation, because the allocation of value to individual asset and liabilities is not complete as of the date of filing of this consent solicitation/prospectus, all such value has been allocated entirely to intangible assets. The actual allocation of the final valuation may vary significantly from this allocation.
(d)	Immediately prior to the execution of the Conversion Transactions, the Manager expects to make a distribution payable to the existing owners of the Manager, comprised of prior profits and related taxes due, equal to the remaining equity balance of the Manager, prior to its allocation of IMH Financial Corporation common stock contemplated under the Conversion Transactions. The payment of the distribution is expected to be made from current assets of the Manager that are not a component of the Manager’s ascribed purchase price of $19.9 million.
(e)	For loans originated on behalf of the Fund, the Manager receives all the revenue from loan origination and processing fees (points) and other related fees, which are paid by the borrower. As such, while the Fund recorded the mortgage loan in its portfolio, the Manager recognized the loan origination and processing fees when earned, which generally coincided with the closing of each loan. However, on a pro forma basis, accounting principles generally accepted in the United States (GAAP) require that such loan origination fees, net of direct origination costs, are to be deferred at origination and amortized as an adjustment to mortgage loan interest income over the contractual term of the related loan. As a result, the pro forma condensed combined statements of operations reflect the effect of this accounting treatment on revenues for the each of the periods presented.
(f)	Since inception of the Fund, member units of the Fund were offered through the Manager and its executive officers, none of whom receive any direct compensation or remuneration for such sales, and through a network of licensed broker-dealers and their respective registered representatives. Any sales commissions or other forms of remuneration paid to broker-dealers or their respective registered representatives in connection with the sale of units were paid by the Manager. Generally, broker-dealer selling agreements provide for a 2% selling commission and a 25 basis point trailing commission, which is an annual commission paid on the balance of units sold by a broker-dealer or its registered representatives that are outstanding at each anniversary of the initial issuance of the units. Such costs were expensed as period costs in the Manager’s statement of operations. However, on a pro forma basis and in accordance with GAAP, costs associated with capital raising activities are charged as direct reduction to owners’ equity. As a result, the pro

IMH FINANCIAL CORPORATION
Notes to Pro forma Condensed Combined Financial Information
(In thousands, except share and per share data)

(4) Pro Forma Adjustments  – (continued)

forma condensed combined statements of operations reflect the effect of this accounting treatment on expenses and earnings for the each of the periods presented.
(g)	All employees of the Manager have historically participated in the Manager’s profit sharing bonus program. The amount and allocation of the profit sharing bonus program is determined at the discretion of the Manager’s executive management. While not considered a commission, the bonuses paid to employees who participated in direct capital raising activities of the Fund are deemed, for pro forma purposes, to be a cost associated with capital raising activities which are charged as direct reduction to owners’ equity. As a result, the pro forma condensed combined statements of operations reflect the effect of this accounting treatment on such expenses and earnings for the each of the periods presented.
(h)	The Fund is a limited liability company and, for income tax purposes, has elected to be taxed as a partnership. Each Member reports on its federal and state income tax return its distributive share of the Fund’s income, gains, losses, deductions and credits, whether or not any distributions are made during the year. Consequently, no provision for federal or state income taxes is provided in the Fund’s historical financial statements. However, for pro forma reporting purposes, we have provided the pro forma effect of income taxes on the Fund assuming it had been treated as a Sub Chapter “C” Corporation for income tax purposes.

Similarly, the Manager’s reporting status for income tax purposes is that of a Sub Chapter “S” Corporation. As a Sub Chapter S Corporation, earnings and losses from the Manager are passed through to the stockholders who are responsible for any income taxes associated with those results. Therefore, no provision for federal or state corporate income taxes is provided in the Manager’s historical financial statements.

Under the proposed Conversion Transactions, IMH Financial Corporation will elect to be treated as a Sub Chapter “C” Corporation for income tax purposes. Accordingly, IMH Financial Corporation will be required to report the effect of income taxes in its financial statements. As a result, the pro forma condensed combined financial statements reflect the effect of reporting a provision for income taxes on the historical income of the Manager plus all pro forma adjustments at the Federal statutory tax rate of 35% for each of the periods presented.

(i)	Pro forma average shares for Fund members was computed by multiplying the weighted average units outstanding based on the historical financial statements for the respective periods by the estimated shares to be distributed per unit owned assuming a $20 per share value for IMH Financial Corporation common stock.

Pro forma average shares for the Manager was computed by dividing the assumed allocated shares of the ascribed value of $19.9 million of the Manager and dividing the balance by the assumed $20 per share value for IMH Financial Corporation common stock.

(j)	We have presented the pro forma impact of the Conversion Transactions on certain statement of income and expense items as previously described and we have computed the pro forma effect on earnings per share (“EPS”) for the fiscal year ended December 31, 2008 and the nine months ended September 30, 2009. We calculated the pro forma earnings per share by dividing the pro

IMH FINANCIAL CORPORATION
Notes to Pro forma Condensed Combined Financial Information
(In thousands, except share and per share data)

(4) Pro Forma Adjustments  – (continued)

forma net income (loss) by the sum of the pro forma weighted averages shares to be issued to the members of the Fund and the Manager computed for each of the periods, as described above.

(5) Income Taxes

On a pro forma basis, the Fund would have recorded an income tax benefit after valuation allowance of $13.7 million for the nine months ended September 30, 2009 and income tax expense of $18.1 million for the year ended December 31, 2008. The Company’s effective tax rate is approximately 39%; however, under current conditions, the Company has offset any tax benefits earned with similar increases in the valuation allowance.

The difference between the provision for income taxes in the Fund’s consolidated financial statements and amounts computed by applying the current federal statutory income tax rate of 35% to income (loss) before income taxes is reconciled as follows:

	Year Ended December 31, 2008		Nine Months Ended September 30, 2009
Computed tax (benefit) at federal statutory rate of 35%	(90,400)	35.00%	(26,311)	35.00%
Valuation allowance against deferred tax assets	118,808	(46.0%)	15,611	(20.8%)
State tax (benefit)	(10,331)	4.00%	(3,007)	4.0%
Provision (benefit) for income taxes	18,077	(7.0%)	(13,707)	18.2%

IMH Financial Corporation increased the total valuation allowance by $15.6 million, from $118.8 million at December 31, 2008 to $134.4 million against its existing net deferred tax assets during the nine months ended September 30, 2009. The Company’s primary deferred tax assets relate to its allowance for credit losses, net operating losses (“NOL’s”) and impairment charges relating to foreclosed assets. Under generally accepted accounting principles, a valuation allowance is required to be recognized if it is “more likely than not” that such deferred tax assets will not be realized. In making that determination, management is required to evaluate both positive and negative evidence including recent historical financial performance, forecasts of future income, tax planning strategies and assessments of the current and future economic and business conditions. The Company expects to perform and update this evaluation on a annual basis.

In conducting its evaluation, IMH Financial Corporation made a determination to increase the valuation allowance as of September 30, 2009 based primarily upon the increase in the deferred tax asset relating to increased provision during the nine months ended and the existence of the previous years of cumulative loss derived by using the pre-tax income (loss) reported during the most recent annual period (calendar year ended 2008) with management’s current projected results for the period ending 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS OF IMH SECURED LOAN FUND, LLC

The following discussion of our financial condition and results of operations should be read in conjunction with the audited financial statements and accompanying notes and other detailed information regarding the Fund as of and for the years ended December 31, 2006, 2007 and 2008, and the unaudited financial statements and accompanying notes and other detailed information as of and for the nine and three months ended September 30, 2008 and 2009 included elsewhere in this consent solicitation/prospectus. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results may differ materially from those contained in the forward-looking statements. Please read “Special Note About Forward-Looking Statements” for additional information regarding forward-looking statements used in this consent solicitation/prospectus. References to “we,” “us” and “our” refer to the Fund prior to the consummation of the Conversion Transactions, and to IMH Financial Corporation after the consummation of the Conversion Transactions. The term “Fund” refers only to the Fund and its subsidiaries, unless the context requires otherwise. Undue reliance should not be placed upon historical financial statements since they are not indicative of expected results of operations or financial condition for any future periods.

Our Company

We are a commercial real estate lender based in the southwest United States with over 12 years of experience in many facets of the real estate investment process, including origination, underwriting, documentation, servicing, construction, enforcement, development, marketing, and disposition. We focus on a niche segment of the real estate market that we believe is underserved by community, regional and national banks: high yield, short-term, senior secured real estate mortgage loans. The intense level of underwriting analysis required in this segment necessitates personnel and expertise that many community banks lack, yet the requisite localized market knowledge of the underwriting process and the size of the loans we seek often precludes the regional and community banks from efficiently entering this market.

We combine traditional credit analysis typically performed by banks with the property valuation techniques used by developers to drive a more comprehensive investment decision process. In addition to the property appraisal and underwriting performed by traditional bank lenders, we build and stress test a property specific valuation model for each real estate investment we make, based upon, among other factors, acquisition price, carrying cost, development time, potential cost and time overruns, absorption rate, existing and potential rental rates, existing and known planned competing properties, market trends and exit strategy. We test these assumptions with a combination of field inspections and local market analysis, as well as financial, physical, legal and environmental due diligence. Through this process we have built a portfolio of real estate assets consisting of commercial mortgage loans and owned property with carrying values as of September 30, 2009, of $216.4 million and $97.3 million, respectively, that we believe has the potential for significant appreciation in a recovering market.

We intend to continue to focus our future investments primarily on the following:

•	acquiring, managing and originating whole commercial mortgage loans, which may be performing, distressed or non-performing loans;
•	participating in performing loans; and
•	originating bridge loans.

We also may, from time to time, acquire other types of real estate and real estate-related debt assets as attractive opportunities continue to emerge in the existing economic environment. As real estate conditions improve, we believe our experience, industry knowledge and comprehensive underwriting process will allow us to refocus on our historical model of originating short-term senior secured mortgage loans.

Our objective is to utilize our lending experience and industry knowledge to generate attractive risk adjusted returns by making relatively high yielding, risk-adjusted real estate based investments and to manage and monetize opportunistically our existing portfolio of real estate assets to generate liquidity for strategic redeployment. We intend to pursue current and emerging opportunities available from discounted real estate related assets resulting from the ongoing downturn in the real estate and financial markets.

Our senior underwriters and management team have extensive experience analyzing, structuring, negotiating, originating, purchasing and servicing senior first lien commercial mortgage loans and related real estate investments. Over the past 12 years, we have built a vertically integrated mortgage lending platform with specialized industry knowledge that would be difficult to replicate. Additionally, since inception, we have established long-standing relationships with a wide array of commercial banks and real estate builders, brokers and developers. These relationships provide us with a broad network within the southwestern real estate and finance industry that provides us with access to a wide array of opportunities and large volume of unique and attractive potential investments.

We intend to focus our future investments primarily on acquiring, managing and originating (a) whole commercial mortgage loans, which may be performing, distressed or non-performing loans, (b) participations in performing loans, and (c) bridge loans. We also may, from time to time, acquire other types of real estate and real estate-related debt assets as attractive opportunities continue to emerge in the existing economic environment. As real estate conditions improve again, we believe our leading experience, industry knowledge and comprehensive investment decision process will enable us to resume our past focus on originating whole commercial mortgage loans.

The Fund was organized in Delaware in May 2003 to originate, invest in and manage commercial real estate mortgage loan investments, consisting primarily of short-term commercial real estate mortgage loans collateralized by first mortgages on real property, and to perform all functions reasonably related thereto, including developing, managing and either holding for investment and resale or disposing of real property acquired through foreclosure or other means. On October 1, 2008, as a result of the unprecedented disruptions in the general real estate and related markets and the rapid decline in the global and U.S. economies in recent periods, the Manager, among other things, ceased originating and funding new commercial real estate mortgage loans for the Fund’s portfolio. We now believe that attractive opportunities are emerging from the repricing of commercial real estate mortgage loans resulting from the current economic downturn and corresponding credit crisis. We plan to pursue these emerging opportunities upon the consummation of the Conversion Transactions. The Fund also has existing wholly-owned subsidiaries that hold real estate acquired through foreclosure.

Upon consummation of the Conversion Transactions, we will be an internally managed real estate finance company formed through the combination of IMH Secured Loan Fund, LLC, or the Fund, Investors Mortgage Holdings Inc., or the Manager, and IMH Holdings, LLC, or Holdings. As a result of the Conversion Transactions, the Fund will be merged with and into a newly incorporated Delaware corporation named IMH Financial Corporation and the Manager and Holdings will become wholly-owned subsidiaries of IMH Financial Corporation.

Our offices, the offices of the Manager and the offices of Holdings are located at 4900 N. Scottsdale Road, Suite 5000, Scottsdale, Arizona 85251. Our telephone number and the telephone number of the Manager and Holdings is (480) 840-8400. We do not currently have a website. The internet address for us, the

Manager and Holdings is www.imhre.com. This website and the information contained therein or connected thereto does not constitute a part of this consent solicitation/prospectus or any amendment thereto.

Selected Financial Data

The tables that follows sets forth certain financial data of the Fund. The summary financial data are derived from our audited and unaudited financial statements and other financial records.

	As of and for the Year Ended December 31,
	2004	2005	2006	2007	2008
Summary balance sheet items
Cash and cash equivalents	$3,569	$12,089	$12,159	$73,604	$23,815
Mortgage loan principal outstanding	$28,045	$92,945	$258,615	$510,797	$613,854
Allowance for credit losses	$—	$—	$—	$(1,900)	$(300,310)
Mortgage loans, net	$28,045	$92,945	$258,615	$508,897	$313,544
Real estate owned	$—	$—	$—	$—	$62,781
Total assets	$31,761	$105,981	$273,374	$590,559	$414,804
Total liabilities	$1,186	$8,145	$13,193	$13,726	$6,753
Retained earnings (accumulated deficit)	$84	$852	$1,426	$49	$(322,332)
Total members’ equity	$30,490	$96,983	$258,754	$576,784	$730,383
Total owners' equity	$30,574	$97,835	$260,181	$576,833	$408,051
Summary income statement
Mortgage loan interest	$1,607	$7,846	$20,547	$47,929	$65,497
Total revenue	$1,614	$7,961	$21,145	$49,763	$67,420
Operating expenses	$51	$166	$430	$968	$2,454
Valuation provision for loss	$—	$—	$—	$1,900	$323,175
Total expenses	$51	$542	$1,043	$4,088	$325,707
Net earnings (loss)	$1,563	$7,419	$20,102	$45,675	$(258,287)
Member Related items
Number of member accounts	185	491	1,376	3,472	4,735
Average Member account balance	$165	$199	$189	$166	$86
Member investments (excluding reinvestments)	$23,979	$68,661	$176,101	$349,523	$250,871
Member distributions reinvested	$883	$4,303	$12,307	$26,165	$23,191
Net distributions to members	$1,479	$6,651	$19,379	$46,920	$64,051
% of total distributions reinvested	56.52%	58.00%	63.51%	55.77%	36.21%
Redemptions	$402	$6,471	$26,786	$57,790	$120,506
Redemptions as % of new investment (incl. reinvestments)	1.62%	8.87%	14.22%	15.38%	43.97%
Loan Related items
Note balances originated	$26,560	$139,354	$266,101	$428,777	$329,952
Number of notes originated	76	48	37	38	23
Average note balance originated	$349	$2,903	$7,192	$11,284	$14,346
Number of loans outstanding	54	41	44	61	62
Average loan carrying value	$519	$2,267	$5,878	$8,343	$5,057
% of portfolio principal – fixed interest rate	100.0%	84.4%	69.0%	30.3%	31.3%
Weighted average interest rate – fixed	11.64%	12.56%	12.26%	12.26%	11.71%
% of portfolio principal – variable interest rate	0.0%	15.6%	31.0%	69.6%	68.7%
Weighted average interest rate – variable	0.00%	11.64%	12.49%	12.52%	12.39%

	As of and for the Year Ended December 31,
	2004	2005	2006	2007	2008
Principal balance % by state:
Arizona	93.1%	81.5%	57.9%	44.8%	47.9%
California	6.9%	18.5%	37.4%	33.7%	28.9%
Texas	—%	—%	4.4%	6.3%	9.1%
Idaho	—%	—%	—%	9.6%	8.1%
Other	—%	—%	0.3%	5.6%	6.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%
Credit Quality
Interest payments over 30 days delinquent	$—	$—	$—	$2,741	$1,134
Loans past scheduled maturity	—	—	3	15	24
Carrying value of loans past scheduled maturity	$—	$—	$13,901	$133,532	$210,198
Number of loans in non accrual status	—	—	—	10	11
Carrying value of loans in non accrual status	$—	$—	$—	$73,346	$95,624
Allowance for credit losses	$—	$—	$—	$(1,900)	$(300,310)
Allowance for credit losses as % of loan carrying value	0.0%	0.0%	0.0%	0.4%	48.9%

	As of and for the Year Ended December 31, 2008	As of and for the Nine Months Ended September 30,		As of and for the Three Months Ended September 30,
		2008	2009	2008	2009
	(in thousands, except percentages, per unit and unit data)
		(Unaudited)		(Unaudited)
Summary balance sheet items
Cash and cash equivalents	$23,815	$57,766	$2,463	$57,766	$2,463
Mortgage loan principal outstanding	$613,854	$596,755	$553,356	$596,755	$553,356
Allowance for credit losses	$(300,310)	$(45,440)	$(337,000)	$(45,440)	$(337,000)
Mortgage loans, net	$313,544	$551,315	$216,356	$551,315	$216,356
Real estate owned	$62,781	$88,178	$90,213	$88,178	$90,213
Total assets	$414,804	$709,120	$334,577	$709,120	$334,577
Total liabilities	$6,753	$20,720	$13,406	$20,720	$13,406
Retained earnings (accumulated deficit)	$(322,332)	$(41,984)	$(409,212)	$(41,984)	$(409,212)
Total members’ equity	$730,383	$730,384	$730,383	$730,384	$730,383
Total owners' equity	$408,051	$688,400	$321,171	$688,400	$321,171
Summary income statement
Mortgage loan interest	$65,497	$49,420	$20,256	$17,069	$2,697
Total revenue	$67,420	$51,208	$20,750	$17,536	$3,155
Operating expenses	$2,454	$1,526	$5,707	$855	$2,431
Valuation provision for loss	$323,175	$42,430	$90,000	$42,430	$90,000
Total expenses	$(325,707)	$(44,034)	$(95,924)	$(43,285)	$(92,546)
Net earnings (loss)	$(258,287)	$7,174	$(75,174)	$(25,749)	$(89,391)
Member Related items
Number of member accounts	4,735	4,732	4,735	4,732	4,735
Average member account balance	$86	$145	$68	$145	$68
Member investments (excluding reinvestments)	$250,871	$250,941	$—	$84,070	$—
Member distributions reinvested	$23,191	$23,192	$—	$6,127	$—
Net distributions to members	$64,051	$49,163	$11,706	$16,627	$—
% of total distributions reinvested	36.21%	47.17%	N/A	36.86%	N/A

	As of and for the Year Ended December 31, 2008	As of and for the Nine Months Ended September 30,		As of and for the Three Months Ended September 30,
		2008	2009	2008	2009
	(in thousands, except percentages, per unit and unit data)
		(Unaudited)		(Unaudited)
Redemptions	$120,506	$120,533	$—	$36,640	$—
Redemptions as % of new investment (incl. reinvestments)	43.97%	43.97%	N/A	40.6%	N/A
Loan related items
Note balances originated	$329,952	$327,662	$392	$92,394	$—
Number of notes originated	23	22	1	11	—
Average note balance originated	$14,346	$14,894	$392	$8,399	$—
Number of loans outstanding	62	63	58	63	58
Average loan carrying value	$5,057	$8,751	$3,730	$8,751	$3,730
% of portfolio principal – fixed interest rate	31.3%	30.5%	50.1%	30.5%	50.1%
Weighted average interest rate – fixed	11.71%	11.03%	10.26%	11.03%	10.26%
% of portfolio principal – variable interest rate	68.7%	69.5%	49.9%	69.5%	49.9%
Weighted average interest rate – variable	12.39%	12.37%	12.87%	12.37%	12.87%
Principal balance % by state:
Arizona	47.9%	48.4%	53.0%	48.4%	53.0%
California	28.9%	27.7%	31.1%	27.7%	31.1%
Texas	9.1%	9.8%	3.1%	9.8%	3.1%
Idaho	8.1%	7.6%	4.9%	7.6%	4.9%
Other	6.0%	6.5%	7.9%	6.5%	7.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%
Credit Quality
Interest payments over 30 days delinquent	$1,134	$41	$7,687	$41	$7,687
Loans past scheduled maturity	24	15	36	15	36
Principal balance of loans past scheduled maturity	$210,198	$94,529	$370,255	$94,529	$370,255
Number of loans in non accrual status	11	7	43	7	43
Principal balance of loans in non accrual status	$95,624	$64,631	$450,568	$64,631	$450,568
Allowance for credit losses	$(300,310)	$(45,440)	$(337,000)	$(45,440)	$(337,000)
Allowance for credit losses as % of loan principal outstanding	48.9%	8.2%	60.9%	8.2%	60.9%

Where applicable, quarterly results are annualized to allow for compatibility with annual results.

Factors Affecting our Financial Results

General Economic Conditions Affecting the Real Estate Industry

The global and U.S. economies experienced a rapid decline in recent periods. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which has placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. In this regard, we continue to operate under very difficult conditions.

Short-term bridge loans to facilitate real estate entitlement and development, and other interim financing, constitute the heart of our business model. This model relies on market capital availability. However, current market conditions have virtually eliminated the traditional sources of take-out financing on which our business model depends. The Manager believes it will take between 12 and 24 months or longer for markets and capital sources to begin to “normalize,” although there can be no assurance that the markets will stabilize in this timeframe.

During the quarter ended September 30, 2009, the Manager began to see a narrowing of the bid and ask price with respect to certain residential inventory, as well as upward movement on the bids for residential mortgage backed securities. The Manager believes that this could be a leading indicator that the supply and demand imbalance is improving, and a positive sign that the market is beginning to view residential real estate as sufficiently discounted. While these sales are often occurring at extremely discounted levels, we believe this activity might well be viewed as a necessary initial stage of an eventual recovery.

Despite these positive signs, additional complexity arises when taking into consideration larger scale and expansive real estate projects such as those we currently own or that serve as collateral for our portfolio loans. The pool of potential buyers (and lenders to service those buyers) for these projects is significantly smaller, as builders and developers are often the likeliest candidates to purchase these projects. Although construction is not likely to begin again for some time, it is important to note that public homebuilders are slowly reentering the marketplace and positioning themselves to build residential lot inventory. Thus, we believe it is an encouraging sign that after an extended period of selling, some public homebuilders are now buying, although often times at a basis less than the cost to build.

While residential real estate might be the first market segment to recover, many forecasts indicate that commercial real estate will continue to fall. An additional layer of concern and complexity has surfaced with maturing commercial mortgage backed securities and the anticipated negative impact thereto. Indeed, many financial institutions are still not lending with any volume or conviction. We believe this makes it virtually impossible for borrowers with loans maturing today to obtain permanent financing on their projects.

The continued lack of adequate lender credit availability in the marketplace and the general illiquidity in financial markets here and abroad remain significant obstacles to a full economic recovery as well as for the liquidity on our assets. The Manager believes that it has positioned us well in order to take advantage of any future favorable shifts in the marketplace, however, it must continuously evaluate and consider events beyond its control in order to properly position us for desired results. Therefore, while we can seek to anticipate future events and manage proactively, we cannot control the uncertainties and vagaries of external market forces.

Revenues

We generate income primarily from interest and fees on our mortgage loans, including default interest and fees, as well as interest income from money market, short-term investments or similar accounts in which we temporarily invest excess cash.

Mortgage Loan Investments.  We ceased funding new loans effective October 1, 2008 (excluding financing of new loans in connection with the sale of collateral under existing loans or the sale of real estate owned). Changes to the size of our loan portfolio directly affect the amount of interest and fee income we are able to achieve. We believe that consummation of the Conversion Transactions and raising additional capital will position us to grow our loan portfolio through new investments in loan originations and acquisitions.

Investments and Money Market Accounts.  Interest income from investment and money market accounts is directly attributable to the average amount of cash available for short-term investment and interest rates. The decrease in cash is attributable to the suspension of certain of our activities, the use of cash to fund remaining loan commitments and distributions to members, and the decrease in loan payoffs. Given these factors and the lack of available take-out financing available to our borrowers, we anticipate a decrease in cash and cash equivalents and a decrease in investment income in future periods unless we complete the Conversion Transactions and raise additional financing through an initial public offering or otherwise.

Management Fees.  Following the consummation of the Conversion Transactions, we expect that we will also earn management fees for management services provided by a subsidiary of IMH Holdings, Inc. to the Strategic Wealth and Income Fund, LLC. Initially, these fees are not expected to be substantial, however, they may increase to the extent the Strategic Wealth and Income Fund, LLC grows. We may also provide management services to other funds in the future. We intend to charge origination, extension, modification or similar fees or equity participation options in connection with any whole mortgage loans we originate.

Loan Portfolio Growth.  As allowed by our operating agreement, effective October 1, 2008, the Manager elected to suspend certain of our activities, including the acceptance of any additional member investments in us, the payment of outstanding redemptions requests, and the identification and funding of any new loans (excluding financing of new loans in connection with the sale of collateral under existing loans or the sale of real estate owned). Effective May 2009, we suspended monthly distributions to the members. These elections were made in order to seek to preserve our capital and to seek to stabilize our operations and liquid assets in order to better situate ourselves to satisfy future obligations, including those pursuant to current loan commitments.

Defaults and Foreclosures.  Due to the rapid and dramatic decline of the economy and real estate and credit markets, we anticipate an increase in loan defaults and foreclosures, which will likely result in a further increase in non-accrual loans and real estate owned, which are non-interest earning assets. As such, we anticipate a further decrease in our mortgage income in future periods.

Expenses

Historically, we did not pay any overhead or certain operating expenses as those costs were paid by the Manager. However, we are required to pay direct expenses and costs, which include management fees to the Manager; expenses or costs related to defaulted loans, foreclosure activities, or property acquired through foreclosure; and interest expense paid on loans that we have sold or participated, but for which we must account for as secured borrowings under current accounting guidance. Moreover, as a result of the reduction in the Manager’s revenue-generating activities and corresponding reduction in liquidity, certain costs that the Manager historically elected to pay on our behalf, although it was not required to pay, have been transferred to us. These expenses include various professional fees for consulting services, valuation services, legal and accounting services relative to public reporting related expenses.

Management Fees.  The management fee has been an annual fee equal to 0.25% of our “Earning Asset Base,” which is defined in our operating agreement as mortgage loan investments held by us and income-earning property acquired through foreclosure and upon which income is being accrued under GAAP. Accordingly, when defaulted loans or foreclosed property enter into non-accrual status, or related income is otherwise not recorded, the loan is removed from the Earning Asset Base for purposes of computing management fees. Interest expense is the amount of interest paid by us to the purchasers of participations in loans or whole loans sold. In addition to the management fee that the Manager receives from the Fund, the Manager is also entitled to receive 100% of all origination fees and points associated with the origination of new mortgage loans and the modification or extension of existing mortgage loans, as well as 25% of all penalty fees and “gain on sale” events, pertaining to the disposition of portfolio assets. Following consummation of the Conversion Transactions we will retain all of these fees.

After the consummation of the Conversion Transactions, we will no longer be required to pay management fees to the Manager, however, we will have additional overhead expenses, including compensation, the resumption of certain historical benefit programs that have been suspended, rent and certain tax expenses.

Default Related Expenses.  Default related expenses include direct expenses related to defaulted loans, foreclosure activities, or property acquired through foreclosure. Such direct costs include legal and other direct costs, as well as allocated personnel costs directly related to defaulted loans and foreclosure activities. Given the anticipated increase in loan defaults and foreclosures, we anticipate an increase in our default related costs in future periods.

Operating Expenses for Real Estate Owned.  Operating expenses for real estate owned include direct operating costs for such property, including property taxes, home owner association dues, property management fees, utilities, repairs and maintenance, licenses, depreciation and amortization, and other costs and expenses associated with the ownership of real estate, and other fees. We expect such costs and expenses to increase as we continue enforcement action on loans in default.

Professional Fees.  Professional fees consist of outside consulting expenses, valuation services, legal and accounting fees for public reporting related expenses.

Interest Expense.  Interest expense includes interest incurred in connection with loan participations issued to third parties, borrowings from the Manager and borrowings from a bank.

Valuation Provision Charges.  Valuation provision charges are also included under expenses. Asset values have dropped significantly in many of the areas where we hold real estate or have a security interest in collateral securing our loans, which resulted in significant non-cash valuation provision charges for the year ended December 31, 2008 and the nine months ended September 30, 2009. The Manager also modified certain loans in our portfolio, which has resulted in an extended term of maturity on such loans of two years or longer and, in some cases, has required us to accept an interest rate reflective of current market rates, which are lower than in prior periods. The Manager may modify additional loans in the future in an effort, among other things, to seek to protect the Fund’s collateral. Additionally, while the Manager has elected to suspend new loan requests, we did fund one loan in the first quarter of 2009 in connection with the financing of a sale of certain loan collateral by an existing borrower to an unrelated party, and it is anticipated that we will engage in similar lending activities in the future. This effort effectively converted a non-performing asset into a performing loan.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Due to unprecedented dislocations in the real estate and capital markets, we have incurred a significant reduction in loan payoffs from borrowers and an increase in delinquencies, non-performing loans and real estate owned, resulting in a substantial reduction of cash flows. The Manager has taken a number of measures to seek to provide liquidity for us, including, among other things, efforts to sell whole loans and participate interests in certain loans in our portfolio, and to liquidate certain real estate. However, the dislocations and uncertainty in the economy, and real estate, credit, and other markets have created an extremely challenging environment that will likely continue for the foreseeable future. These factors raise substantial doubt about our ability to continue as a going concern.

The Manager receives from borrowers, either directly or from loan proceeds, all revenues and fees from loan origination, processing, servicing and extension. As a result of the suspension of our activities, although the Manager may collect fees from time-to-time from the modification of existing loans or a portion of penalties or default fees, the suspension of our lending activities has resulted in the loss of the Manager’s primary revenue source. As such, these factors raise substantial doubt about the Manager’s ability to continue as a “going concern” for the next 12 months, as discussed elsewhere in this consent solicitation/prospectus.

Liquidity, Capital Resources and Financing Strategy

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay principal and interest on our borrowings, fund and maintain our assets and operations, make distributions to our stockholders and other general business needs. We also plan to use significant cash to purchase our target assets, repay principal and interest on our borrowings, make distributions to our stockholders and fund our operations. We have historically primarily relied on investments by members in additional membership units, sales of participations in loans, sales of whole loans, interest income from borrowers and loan payoffs to fund our operations and investments as discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operation —  Liquidation and Capital Reserves.” This financing strategy has helped us to reduce the over-leveraging that we believe has adversely affected many competitors in the real estate industry, and we believe positions us to avoid the forced sales that had affected others. We have not historically relied on significant leverage or debt financing to fund our operations and investments.

If our board of directors determines that additional funding is required, we may raise such funds through offerings of equity or debt securities or the retention of cash flow or a combination of these methods. In the event that our board of directors determines to raise additional equity capital, it has the authority, without stockholder approval, to issue additional common stock or preferred stock in any manner, on such terms and for such consideration as it deems appropriate, at any time.

In addition, we may finance the acquisition of investments using the various sources of financing discussed above under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Our investment guidelines, the assets in our portfolio and the decision to utilize leverage are periodically reviewed by our board of directors as part of their oversight of our management.

Following consummation of the Conversion Transactions we plan to address capital requirements through the net proceeds from public or private offerings of securities, sale of existing assets, maturity of existing loans, payments of principal and interest we receive on our existing portfolio of assets, cash generated from our operating activities and unused borrowing capacity under any debt financing sources.

Leverage Policies

We may employ leverage through borrowings to finance our assets, to the extent available, to fund the origination and acquisition of our target assets and to increase potential returns to our stockholders. Although we are not required to maintain any particular leverage ratio, the amount of leverage we will deploy for particular target assets will depend upon our management’s assessment of a variety of factors, which may include the anticipated liquidity and price volatility of the target assets in our portfolio, the potential for losses and extension risk in our portfolio, the gap between the duration of our assets and liabilities, including hedges, the availability and cost of financing the assets, our opinion of the creditworthiness of our financing counterparties, the health of the U.S. economy and commercial mortgage markets, our outlook for the level, slope, and volatility of interest rates, the credit quality of our target assets, the collateral underlying our target assets, and our outlook for asset spreads relative to the LIBOR curve. Our charter and bylaws do not limit the amount of indebtedness we can incur, and our board of directors has discretion to deviate from or change our indebtedness policy at any time. We intend to use leverage for the sole purpose of financing our portfolio and not for the purpose of speculating on changes in interest rates.

In addition to possibly addressing capital requirements through periodically accessing the capital markets and through lines of credit and credit facilities, to the extent available to us, we intend to finance our investments through financing under TALF. Given current market conditions, to the extent that we use borrowings to finance our assets, we currently expect that such leverage would not exceed, on a debt-to-equity basis, a 3-to-1 ratio, except with respect to investments financed with borrowings under government sponsored debt programs, such as the TALF, leverage on which borrowings we currently expect would not exceed, on a debt-to-equity basis, a 8-to-1 ratio. We consider this initial leverage ratio to be prudent for our target asset classes. Our decision to use leverage currently or in the future to finance our assets will be based on our management’s assessment of a variety of factors, including, among others, the anticipated liquidity and price volatility of the assets in our investment portfolio, the potential for losses and extension risk in our portfolio, the availability of credit at favorable prices or at all, the credit quality of our assets and our outlook for borrowing costs relative to the interest income earned on our assets. Our decision to use leverage in the future to finance our assets will be at the discretion of our management and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use.

Cash Reserves.  Prior to suspension of our commercial mortgage loan origination activities, we sought to deploy approximately 95% to 97% of our cash in mortgage investments and to retain approximately 3% to 5% in bank accounts or highly liquid money market funds as a working capital reserve. However, our actual deployment varied depending on the timing and amount of member capital raised and the timing and amount of loans originated and funded. The deployment ratio at December 31, 2008 and 2007 was 78.1% and 89.0%, respectively. Until appropriate investments can be identified, our management may invest the proceeds of an initial public offering and any future offerings in interest-bearing, short-term investments, including money market accounts and/or U.S. treasury securities, consistent with our written short-term investment policy approved by the board.

Results of Operations for the Nine and Three Months Ended September 30, 2009 and 2008

Revenues

	Nine Months Ended September 30,				Three Months Ended September 30,
Interest and Fee Income:	2008	2009	$ Change	% Change	2008	2009	$ Change	% Change
	(in thousands except percentage data)
Mortgage Loans	$49,419	$20,256	$(29,163)	(59.0%)	$17,069	$2,697	$(14,372)	(84.2%)
Investments and Money Market Accounts	1,789	494	(1,295)	(72.4%)	467	458	(9)	(1.9%)
Total Interest and Fee Income	$51,208	$20,750	$(30,458)	(59.5%)	$17,536	$3,155	$(14,381)	(82.0%)

Mortgage Loan Investments.  During the nine months ended September 30, 2009, income from mortgage loans was $20.3 million, a decrease of $29.2 million, or 59.0%, from $49.4 million for the nine months ended September 30, 2008. During the three months ended September 30, 2009 income from mortgage loans was $2.7 million, a decrease of $14.4 million, or 84.2%, from $17.1 million for the three months ended September 30, 2008. The year over year decrease in mortgage loan income is attributable to the decrease in the income-earning portion of our loan portfolio. While the total loan portfolio was $553.4 million at September 30, 2009 as compared to $596.8 million at September 30, 2008, the income-earning loan balance decreased significantly to $102.8 million from $517.3 million for the same periods, respectively. Additionally, the average portfolio interest rate (including performing and nonperforming loans) was 11.56% per annum at September 30, 2009, as compared to 11.96% per annum at September 30, 2008. Also, we recognized $7.2 million in accreted interest income during the nine months ended September 30, 2008 as compared to none in 2009. The accreted interest was recorded in connection with certain loans purchased at a discount. Additionally, we recognized approximately $2.4 million in default interest, fees and other gains during the nine months ended September 30, 2008, as compared with none in 2009. Due to the rapid and dramatic decline of the economy and real estate and credit markets, we anticipate an increase in defaults and foreclosures, which will likely result in a further increase in non-accrual loans and real estate owned, which are non-interest earning assets. As such, we anticipate a further decrease in mortgage income in future periods.

Investment and Money Market Accounts.  During the nine months ended September 30, 2009, interest income from investment and money market accounts and other income was $494,000, a decrease of $1.3 million, or 72.4%, from $1.8 million for the nine months ended September 30, 2008. During the three months ended September 30, 2009, interest income from investment and money market accounts, net of fees, and other income was $458,000, a decrease of $9,000, or 1.9%, from $467,000 for the three months ended September 30, 2008. The decrease in investments and money market interest revenues is directly attributable to a decrease in the average amount of cash available for short-term investment and a reduction in interest rates. The decrease in cash is attributable to the suspension of certain of our activities, the use of cash to fund remaining loan commitments and distributions to members, and the decrease in loan payoffs. Given these factors and the general lack of available take-out financing available to our borrowers, we anticipate a decrease in cash and cash equivalents for the foreseeable future. As such, we anticipate a decrease in our investment income in future periods. Additionally, during the nine and three months ended September 30, 2009, we recognized other income of approximately $461,000 from the rental operations of a property foreclosed upon during the third quarter.

Expenses

	Nine Months Ended September 30,				Three Months Ended September 30,
Expenses:	2008	2009	$ Change	% Change	2008	2009	$ Change	% Change
	(in thousands except percentages)
Management Fees	$819	$481	$(338)	(41.3)%	$300	$62	$(238)	(79.3%)
Default Related and Other Fund Expenses	503	579	76	15.1%	418	251	(167)	(40.0%)
Operating Expenses for Real Estate Owned	62	2,817	2,755	4,443.5%	62	1,477	1,415	2,282.3%
Professional Fees	142	1,830	1,688	1,188.7%	75	641	566	754.7%
Interest Expense:
Borrowings from Fund Manager	—	217	217	N/A	—	115	115	N/A
Borrowings on Note Payable	78	—	(78)	(100%)	—	—	—	N/A
Total Interest Expense	78	217	139	178.2%	—	115	115	N/A
Valuation Provision Charge	42,430	90,000	47,570	112.1%	42,430	90,000	47,570	112.1%
Total Expenses	$44,034	$95,924	$51,890	117.8%	$43,285	$92,546	$49,261	113.8%

Management Fees.  During the nine months ended September 30, 2009, management fee expense was $481,000, a decrease of $338,000, or 41.3%, from $819,000 for the nine months ended September 30, 2008. During the three months ended September 30, 2009, management fee expense was $62,000, a decrease of $238,000, or 79.3%, from $300,000 for the three months ended September 30, 2008. Management fee expense as a percentage of mortgage interest income was 2.37% and 1.66% for the nine months ended September 30, 2009 and 2008, respectively, and 2.30% and 1.76% for the corresponding three months periods then ended. The decrease in management fee expense for the nine and three months ended September 30, 2009 is directly related to the significant decline in the “Earning Asset Base” of our loan portfolio at September 30, 2009 and 2008, respectively, as previously described. The increase in management fees as a percentage of mortgage income is attributed to the increase in “non-earning” or non-accrual assets, which as described above, are removed from the asset base on which management fees are computed. In addition, the computation of management fees do not consider the recognition of default interest and fees recognized during the nine and three months ended September 30, 2008 as compared to none in 2009.

Default Related and Other Fund Expense.  Default related expenses and other fund expenses include direct expenses related to defaulted loans, foreclosure activities, or property acquired through foreclosure. Such direct costs include legal and other directs costs, as well as allocated personnel costs directly related to defaulted loans and foreclosure activities. During the nine months ended September 30, 2009 and 2008, respectively, default related expenses were $579,000 and $503,000, respectively, an increase of $76,000 or 15.1%. During the three months ended September 30, 2009 and 2008, default related expenses were $251,000 and $418,000, respectively, a decrease of $167,000 or 40.0%. The overall increase in default related expenses is attributable to the increasing defaults and foreclosures experienced by us in 2009 as compared to 2008. Given the anticipated increase in defaults and foreclosures, we anticipate a decrease in management fees and an increase in default related costs in future periods. However, the expected changes in these balances cannot be determined with certainty.

Operating Expenses for Real Estate Owned.  Operating expenses for real estate owned include direct operating costs for such properties including property taxes, home owner association dues, property management fees, utilities, repairs and maintenance, licenses, depreciation and amortization and other costs and expenses associated with the ownership of real estate properties. During the nine months ended September 30, 2009 and 2008, operating expenses for real estate owned were $2.8 million and $62,000, respectively, and were $1.5 million and $62,000, respectively, for the corresponding three month periods. The increase in operating expenses for real estate owned is attributable to the increasing number of properties acquired through foreclosures and the past due and current property taxes totaling $1.8 million attributable to such properties. We expect such costs and expenses to increase as we continue to exercise remedies on loans in default.

Professional Fees.  Professional fees consist of outside consulting expenses, valuation services, and legal and accounting fees for public reporting related expenses. During the nine months ended September 30, 2009 and 2008, respectively, professional fees were $1.8 million and $142,000, respectively, an increase of $1.7 million, or 1,188.7%. During the three months ended September 30, 2009 and 2008, professional fees were $641,000 and $75,000, respectively, an increase of $566,000 or 754.7%. The increase in these costs is attributed to the increasing defaults and foreclosures in our loan portfolio, the cost of valuation services provided in connection with our on-going evaluation of the portfolio, and the costs of public reporting, including requirements under the Sarbanes-Oxley Act and related requirements. Also, certain costs that the Manager elected to pay in previous periods (but was not contractually required to pay), such as public reporting costs, are now borne by us. Additionally, the Manager engaged the services of an outside consulting firm to assist in the determination of the specific asset disposition strategy. The consultant receives $110,000 per month for its services.

Interest Expense.  Interest expense includes interest incurred in connection with loan participations issued to third parties, borrowings from the Manager and borrowings from a bank. During the nine months ended September 30, 2009, interest expense was $217,000, an increase of $139,000, or 178.2%, from $78,000 for the nine months ended September 30, 2008. During the three months ended September 30, 2009, interest expense was $115,000, as compared to no interest expense for the three months ended September 30, 2008. Interest expense for the nine and three months ended September 30, 2009 was incurred in connection with the $6.0 million borrowing from the Manager. Interest expense for the nine months ended September 30, 2008 was incurred in connection with the $10.0 million note payable to a bank, of which only $8.0 million was drawn and was paid off in the second quarter of 2008. If we are successful in participating our loans with other lenders, or if we must leverage assets for purposes of generating liquidity, the Manager anticipates an increase in interest expense in future periods.

Valuation Provision.  The valuation provision charge reflects the provision for credit loss on the loan portfolio and the estimated loss on the disposition of real estate owned. The amounts were based on our estimate of fair value, using data from reports prepared by third party valuation firms, of the underlying collateral of the loan portfolio and the estimated realizable value on real estate owned. During the nine and three months ended September 30, 2009, the valuation provision charge was $90.0 million, an increase of $47.6 million, or 112.1%, from $42.4 million for the nine and three months ended September 30, 2008.

Net Earnings (Loss)

	Nine Months Ended September 30,				Three Months Ended September 30,
	2008	2009	$ Change	% Change	2008	2009	$ Change	% Change
	(in thousands, except percentage data)
Net Earnings (Loss)	$7,174	$(75,174)	$(82,348)	(1,147.9%)	$(25,749)	$(89,391)	$(63,642)	247.2%

Net earnings (loss) consist of interest and fee income reduced by management fee expense, default related expenses, operating expenses, professional fees, interest expense, valuation provision, and other expenses. For the nine months ended September 30, 2009, net loss totaled $75.2 million, a decrease of $82.3 million, or 1,147.9%, from net earnings of $7.2 million for the nine months ended September 30, 2008. For the three months ended September 30, 2009, net loss totaled $89.4 million, an increase of $63.6 million, or 247.2%, from net loss of $25.7 million for the three months ended September 30, 2008. This increase in net loss is attributed to the decrease in the Fund’s income-earning loan portfolio balances contributing to lower interest income and default fees, lower cash balances contributing to lower investment income, the recording of valuation provision charges and an increase in default related, operating, professional fees and other expenses incurred.

Fund Manager Fund-Related Income and Expense

In accordance with our operating agreement with the Manager, the Manager receives from borrowers, either directly or from loan proceeds, all revenue and fees from loan origination, processing, servicing and extension. For the nine months ended September 30, 2009 and 2008, respectively, the Manager earned origination, processing and other related fees of approximately $9.4 million and $20.3 million, respectively, substantially all of which were earned on loans funded by us. For the three months ended September 30,

2009 and 2008, respectively, the Manager earned origination, processing and other related fees of approximately $4.9 million and $7.6 million, respectively. In addition to fees earned by the Manager for loan modifications executed during the nine months ended September 30, 2009, fees were earned from the expiration of refundable loan fees previously collected, which were refundable to the borrower in the event of loan payoff by a specified date.

In addition, our overhead and certain operating expenses are paid by the Manager, as specified by our operating agreement. Such costs include payroll and direct costs associated with loan origination activities, as well as member development and operations and other general overhead costs. Based on our estimates, during the nine and three months ended September 30, 2009 and 2008, the Manager incurred Fund-related expenses as follows:

	Nine Months Ended September 30,		Three Months Ended September 30,
Fund-related Expenses Paid by Manager	2008	2009	2008	2009
	(in thousands)
Operations-related expenses	$9,982	$3,018	$3,050	$423
Origination-related expenses	$5,664	$1,712	1,731	$240
Total	$15,646	$4,730	$4,781	$663

The reduction in expenses for the nine months ended September 30, 2009 is attributable to the write-off of certain accrued expenses previously recorded. Effective October 1, 2008, we, among other things, suspended funding of new loans (although we may finance new loans in connection with the sale of collateral under existing loans or the sale of real estate owned assets). As substantially all of our loans are originated by the Manager, the Manager’s primary revenue source has also been suspended. Further, due to the state of the United States economy and real estate and other markets, neither we nor the Manager can predict when loan originations and funding will re-commence, or whether, once commenced, our loan activity will return to historical levels, if ever. For information regarding the Manager’s ability to continue as a going concern, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview of the Business — Going Concern.”

Changes in the Loan Portfolio Profile

As previously discussed, effective October 1, 2008, the Manager elected to suspend certain of our activities, including the identification and funding of any new loans. Accordingly, the ability of the Manager to make adjustments to our loan portfolio is significantly impaired. In addition, in an effort to preserve our collateral, the Manager has modified certain existing loans, often by extending maturity dates, and, in the absence of generally available credit financing to repay our loans, the Manager will likely need to modify additional loans in the future or foreclose on those loans.

Average Loan Size

While we elected to suspend the identification and funding of new loans effective October 1, 2008, we funded one loan during 2009 (in the first quarter) totaling $392,000 in connection with the financing of a sale of certain collateral by an existing borrower to an unrelated party. No new loans were originated in the second or third quarters. In the third quarter of 2008, we originated 11 new loans with an average note balance of $8.4 million. At September 30, 2009, the average principal balance for performing loans was $7.9 million, as compared to $10.2 million at December 31, 2008.

Geographic Diversification

While a large percentage of our loan portfolio is invested primarily in mortgage loans where the collateral is located in Arizona and California, we also currently have loans in New Mexico, Texas, Idaho, Minnesota, Nevada and Utah. As of September 30, 2009 and December 31, 2008, respectively, the geographic concentration of loan outstanding principal balances, net of the allowance for credit loss, by state, follows:

	December 31, 2008					September 30, 2009
	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	Percent	#	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	Percent	#
	(in thousands, except percentage and unit data)
Arizona	$294,362	$(128,499)	$165,863	52.9%	31	$290,778	$(175,887)	$114,891	53.0%	29
California	177,255	(124,422)	52,833	16.9%	20	181,023	(113,678)	67,345	31.1%	20
New Mexico	5,240	(637)	4,603	1.5%	2	5,240	(1,182)	4,058	1.9%	2
Texas	55,825	(5,781)	50,044	16.0%	4	11,102	(4,493)	6,609	3.1%	3
Idaho	49,578	(38,458)	11,120	3.5%	2	49,590	(39,090)	10,500	4.9%	2
Minnesota	16,590	—	16,590	5.3%	1	—	—	—	0.0%	0
Nevada	7,969	(1,876)	6,093	1.9%	1	7,978	(2,670)	5,308	2.5%	1
Utah	7,035	(637)	6,398	2.0%	1	7,645	—	7,645	3.5%	1
Total	$613,854	$(300,310)	$313,544	100.0%	62	$553,356	$(337,000)	$216,356	100.0%	58

The concentration of our loan portfolio in California and Arizona, markets in which values have been severely impacted by the decline in the real estate market, totals 84% at September 30, 2009. We have stopped funding new loans and, as a result of that and other factors, our ability to diversify our portfolio is significantly impaired.

Interest Rate Information

Our loan portfolio includes loans that carry variable and fixed interest rates. All variable interest rate loans are indexed to the Prime rate with interest rate floors. At September 30, 2009 and December 31, 2008, the Prime rate was 3.25% per annum.

At September 30, 2009, 49.9% of our portfolio consisted of variable rate loans, compared to 68.7% at December 31, 2008. The decrease in the percentage of variable rate loans in the portfolio is attributed to the modification of certain variable rate loans to fixed rate loans. The weighted average interest rate on variable rate loans was 12.87% per annum and 12.39% per annum at September 30, 2009 and December 31, 2008, respectively. The increase in the average variable rate at September 30, 2009 as compared to December 31, 2008 is attributed to the foreclosure of lower variable rate loans and the modification of certain variable rate loans to lower fixed rates. Similarly, we experienced an increase in the average spread over the Prime interest rate (Prime rate plus 9.62% at September 30, 2009 as compared to Prime rate plus 9.14% at December 31, 2008). At September 30, 2009 and December 31, 2008, respectively, all variable rate loans outstanding had an interest rate floor and no ceiling interest rates. Accordingly, if the Prime interest rate increases during the life of the loans, interest rates on substantially all these loans would adjust upward. Conversely, as the Prime interest rate decreases, the interest rates on such loans do not decline below the floor rates, which is typically the original interest rate at the time of origination. For the impact of pro forma increases or decreases in the Prime rate, see the discussion of “Quantitative and Qualitative Disclosures about Market Risk” located elsewhere in this consent solicitation/prospectus.

At September 30, 2009, 50.1% of our portfolio consisted of fixed rate loans, compared with 31.3% at December 31, 2008. The increase in the percentage of fixed rate loans in the portfolio is attributed to the modification of certain variable rate loans to fixed rate loans. The average rate on fixed rate loans as of September 30, 2009 and December 31, 2008, respectively, was 10.26% and 11.71%, respectively. The reduction in rates between these periods reflects the foreclosure of certain fixed rate loans, the origination of lower yielding fixed rate loans, and loan modifications that converted certain variable rate loans to lower rate fixed rate loans.

While a substantial portion of our portfolio loans are in default or in non-accrual status, as of September 30, 2009 and December 31, 2008, respectively, outstanding principal balances (including non-accrual loans), net of the allowance for credit loss, summarized by the contractual loan terms for fixed and variable interest rates within selected interest rate ranges and other portfolio information, were as follows:

	December 31, 2008
	Fixed Rate		Variable Rate		Total
Current Rate:	#	Outstanding Principal	#	Outstanding Principal	#	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	%
	(in thousands, except percentage and unit data)
8.00%	1	$3,500	—	$—	1	$3,500	$—	$3,500	1.1%
9.00%	1	10,461	1	1,622	2	12,083	(10,175)	1,908	0.6%
10.00%	1	26,709	—	—	1	26,709	(23,226)	3,483	1.1%
11.00%	—	—	1	1,981	1	1,981	—	1,981	0.6%
11.25%	—	—	1	46,020	1	46,020	—	46,020	14.7%
11.50%	2	2,651	6	94,283	8	96,934	(15,928)	81,006	25.8%
11.75%	1	4,752	__	__	1	4,752	—	4,752	1.5%
12.00%	10	75,758	9	67,683	19	143,441	(54,499)	88,942	28.4%
12.25%	1	631	3	55,850	4	56,481	(52,775)	3,706	1.2%
12.50%	1	1,929	6	22,227	7	24,156	(18,026)	6,130	2.0%
12.75%	1	37,935	—	—	1	37,935	(25,394)	12,541	4.0%
13.00%	3	27,897	9	54,947	12	82,844	(64,831)	18,013	5.7%
13.25%	—	—	1	2,821	1	2,821	(1,675)	1,146	0.4%
13.75%	—	—	2	6,528	2	6,528	(3,781)	2,747	0.9%
14.25%	—	—	1	67,669	1	67,669	(30,000)	37,669	12.0%
Total	22	$192,223	40	$421,631	62	$613,854	$(300,310)	$313,544	100.0%
% of Portfolio		31.3%		68.7%		100.0%
Weighted Average Rate		11.71%		12.39%		12.18%
Number of Loans		22		40		62
Average Principal		$8,737		$10,541		$9,901

	September 30, 2009
	Fixed Rate		Variable Rate		Total
Current Rate:	#	Outstanding Principal	#	Outstanding Principal	#	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	%
	(in thousands, except percentage and unit data)
6.00%	1	$5,890	—	$—	1	$5,890	$(1,625)	$4,265	2.0%
7.53%	1	41,886	—	—	1	41,886	(31,464)	10,422	4.8%
8.00%	3	4,961	—	—	3	4,961	(52)	4,909	2.3%
8.25%	1	55,885	—	—	1	55,885	(2,311)	53,574	24.7%
9.00%	1	1,589	—	—	1	1,589	(56)	1,533	0.7%
10.00%	3	27,871	—	—	3	27,871	(22,178)	5,693	2.6%
11.00%	1	1,465	1	1,618	2	3,083	—	3,083	1.4%
11.50%	1	1,102	4	11,328	5	12,430	(4,711)	7,719	3.6%
11.75%	1	5,759	—	—	1	5,759	—	5,759	2.7%
12.00%	7	61,403	8	53,569	15	114,972	(60,334)	54,638	25.2%
12.25%	—	—	2	56,558	2	56,558	(51,223)	5,335	2.5%
12.50%	1	1,169	6	22,441	7	23,610	(18,466)	5,144	2.4%
12.75%	1	37,958	—	—	1	37,958	(23,289)	14,669	6.8%
13.00%	3	30,307	9	54,947	12	85,254	(60,987)	24,267	11.2%
13.75%	—	—	2	6,528	2	6,528	(6,027)	501	0.2%
14.25%	—	—	1	69,122	1	69,122	(54,277)	14,845	6.9%
Total	25	$277,245	33	$276,111	58	$553,356	$(337,000)	$216,356	100.0%
% of Portfolio		50.1%		49.9%		100.0%
Weighted Average Rate		10.26%		12.87%		11.56%
Number of Loans		25		33		58
Average Principal		$11,090		$8,367		$9,541

Concentration by Category based on Collateral’s Development Status

As of September 30, 2009 and December 31, 2008, respectively, outstanding principal balances on our portfolio loans, net of the allowance for credit loss, by development status of the underlying collateral, were as follows:

	December 31, 2008			September 30, 2009
	Amount	%	#	Amount	%	#
	(in thousands, except percentage and unit data)
Pre-entitled Land:
Held for Investment	$7,178	1.2%	2	$13,834	2.5%	3
Processing Entitlements	200,902	32.8%	12	193,087	34.9%	10
	208,080	34.0%	14	206,921	37.4%	13
Entitled Land:
Held for Investment	114,307	18.6%	17	113,117	20.4%	16
Infrastructure under Construction	57,908	9.4%	4	69,834	12.6%	5
Improved and Held for Vertical Construction	54,486	8.9%	5	46,857	8.5%	4
	226,701	36.9%	26	229,808	41.5%	25
Construction & Existing Structures:
New Structure – Construction in-process	43,814	7.1%	14	37,110	6.7%	15
Existing Structure Held for Investment	37,482	6.1%	5	23,632	4.3%	4
Existing Structure – Improvements	97,777	15.9%	3	55,885	10.1%	1
	179,073	29.1%	22	116,627	21.1%	20
Total	613,854	100.0%	62	553,356	100.0%	58
Less: Allowance for Credit Loss	(300,310)			(337,000)
Net Carrying Value	$313,544			$216,356

As of December 31, 2008 and September 30, 2009, respectively, outstanding principal balances on our portfolio loans, net of the allowance for credit loss, by expected end-use of the underlying collateral, were as follows:

	December 31, 2008			September 30, 2009
	Amount	%	#	Amount	%	#
	(in thousands, except percentage and unit data)
Residential	$278,644	45.4%	37	$276,417	50.0%	37
Mixed Use	206,691	33.7%	11	183,617	33.2%	8
Commercial	127,449	20.8%	13	92,252	16.7%	12
Industrial	1,070	0.1%	1	1,070	0.1%	1
Total	613,854	100.0%	62	553,356	100.0%	58
Less: Allowance for Credit Loss	(300,310)			(337,000)
Net Carrying Value	$313,544			$216,356

The Manager estimates that, as of September 30, 2009, approximately 57% of the valuation allowance is attributable to residential-related projects, 41% to mixed use projects, and the balance to commercial and industrial projects.

The concentration of loans by type of collateral and end-use is expected to remain consistent within the current portfolio. As of September 30, 2009 and December 31, 2008, respectively, the concentration of loans by type of collateral and end-use was relatively consistent over these periods. Changes in classifications are primarily a result of foreclosures of certain loans.

Borrower and Borrower Groups

Our investment guidelines provide that no single loan should exceed 10% of the total of all outstanding loans and that aggregate loans outstanding to one borrower or borrower group should not exceed 20% of the total of all outstanding loans. As of September 30, 2009, there was one borrower and one borrowing group, respectively, whose borrowings totaled $69.1 million (which was in default at September 30, 2009) and $97.8 million, respectively, which was approximately 12.5% and 17.7%, respectively, of our total mortgage loan principal balance outstanding (although at the time of origination, the principal balance was less than 10% of the total mortgage loan principal balance outstanding). As of December 31, 2008, there was one individual borrower whose aggregated borrowings totaled $67.7 million which was approximately 11% of our total mortgage loan principal balance outstanding (although at the time of origination, the principal balance was less than 10% of the total mortgage loan principal balance outstanding).

Changes in the Portfolio Profile — Scheduled Maturities

The outstanding principal balance of our mortgage investments, net of the allowance for credit loss, as of September 30, 2009 have scheduled maturity dates within the next several quarters as follows:

	September 30, 2009
Quarter	Amount	Percent	#
	(in thousands)
Matured	$370,255	66.8%	36
Q4 2009	20,209	3.7%	3
Q1 2010	2,030	0.4%	3
Q3 2010	56,116	10.1%	10
Q1 2011	6,583	1.2%	3
Q1 2012	392	0.1%	1
Q3 2012	97,771	17.7%	2
Total	$553,356	100.0%	58
Less: Allowance for Credit Loss	(337,000)
Net Carrying Value	$216,356

From time to time, we may extend a mortgage loan’s maturity date in the normal course of business. In this regard, we have modified certain loans in our portfolio, extending maturities in some cases to two or more years, and we expect that we will modify additional loans in the future in an effort to seek to preserve our collateral. Accordingly, repayment dates of the loans may vary from their currently scheduled maturity date. If the maturity date of a loan is not extended, we classify and report the loan as matured.

Real Estate Held for Development or Sale

Real estate owned by us consists primarily of properties acquired as a result of foreclosure or purchase and is reported at the lower of carrying value or fair value, less estimated costs to sell the property. We had $97.3 million and $62.8 million of such assets at September 30, 2009 and December 31, 2008, respectively.

During the nine months ended September 30, 2009, we acquired five real estate assets through foreclosure of the related mortgage loans with an estimated fair value of $41.2 million. During the year ended December 31, 2008, we took title to the underlying real estate collateral of nine loans in default with a net carrying value of approximately $55.3 million at December 31, 2008. Additionally, in March 2008, we purchased certain real estate in Arizona with a current carrying value of approximately $7.5 million that is contiguous to the collateral of certain loans in our loan portfolio, in order to maintain and enhance the overall project value. All real estate held for development is located in California, Arizona, Texas or Minnesota.

During the second quarter of 2009, we implemented a plan to market and sell certain residential real estate previously held for development. At September 30, 2009, the fair value of real estate held for sale totaled $7.1 million. During the second quarter, we sold various individual residential units netting approximately $770,000 in cash proceeds.

A summary of real estate owned by us as of September 30, 2009, by state, follows:

State	# of Projects	Aggregate Net Book Value
		(in thousands)
California	3	$9,644
Texas	3	38,774
Arizona	8	37,193
Minnesota	1	11,694
Total	15	$97,305

Of the above balances, approximately 52% was originally projected for development of residential real estate, 24% was scheduled for mixed used real estate development and 24% was planned for commercial use. The Manager is currently evaluating its use and our liquidation options with respect to these projects. The real estate held for sale is located in Arizona and is a multifamily residential project.

The Manager has established an asset management function to manage the activities of any projects acquired through foreclosure or by other means. Additionally, during the nine months ended September 30, 2009, the Manager engaged the services of an outside asset management consultant to assist us in the determination of our specific asset disposition strategy. The consultant receives $110,000 per month for its services, which include the preparation of analyses to evaluate various alternatives to determine the highest and best use for the development and ultimate liquidation of the projects. The Manager continues to evaluate various alternatives for the ultimate disposition of these investments, including partial or complete development of the properties or disposal of the properties on an as-is basis. Project development alternatives may include, either through joint venture or on a project management basis, the development of the project through entitlement, completion of various improvements or complete vertical construction. Although the Manager has been approached on an unsolicited basis by third parties expressing an interest in purchasing certain real estate owned, the Manager has not developed or adopted any formal plan to dispose of these assets to date. Accordingly, except for those assets designated for sale, no other real estate assets are reflected as held for sale.

Results of Operations for the Years Ended December 31, 2006, 2007 and 2008

Revenues

	Years Ended December 31,				Years Ended December 31,
	2007	2006	$ Change	% Change	2008	2007	$ Change	% Change
Interest and Fee Income:
Mortgage Loans	$47,929	$20,547	$27,382	133.3%	$65,497	$47,929	$17,568	36.7%
Investments and Money Market Accounts	1,834	598	1,236	206.7%	1,923	1,834	89	4.9%
Total Interest and Fee Income	$49,763	$21,145	$28,618	135.3%	$67,420	$49,763	$17,657	35.5%

During the year ended December 31, 2008, income from mortgage loans was $65.5 million, an increase of $17.6 million, or 36.7%, from $47.9 million for the year ended December 31, 2007. During the year ended December 31, 2007 income from mortgage loans was $47.9 million, an increase of $27.4 million, or 133.3%, from $20.5 million for the year ended December 31, 2006.

The year over year increases in mortgage loan income is directly attributable to the increasing size of our loan portfolio. Excluding the allowance for credit loss, the aggregate principal balance of loans in our portfolio totaled $613.9 million, $510.8 million, and $258.6 million at December 31, 2008, 2007 and 2006, respectively. However, after taking into account foreclosures and the increase in non-accrual loan balances, the interest-earning portion of our loan portfolio totaled $518.2 million, $437.5 million, and $258.6 million, at December 31, 2008, 2007 and 2006, respectively. The average portfolio interest rate (including performing and nonperforming loans) was 12.18%, 12.44% and 12.33%, at December 31, 2008, 2007 and 2006, respectively. Despite the drop in the Prime interest rate, note interest rates have remained relatively consistent from period to period as a result of the interest rate floors on those loans, and the increase in the loan portfolio has resulted in an increase in interest income. Also, we recognized $7.2 million in accreted interest income during the year ended December 31, 2008, as compared to none in 2007 or 2006. The accreted interest was recorded in connection with certain loans purchased at a discount. Additionally, we recognized approximately $2.6 million in default interest, fees and other gains during 2008, as compared with approximately $745,000 in such income in 2007 and none in 2006. Due to the rapid and dramatic decline of the economy and real estate and credit markets, we anticipate an increase in defaults and foreclosures, which will likely result in an increase in non-accrual loans and real estate owned, which are non-interest earning assets. As such, we anticipate a decrease in mortgage income in future periods.

During the year ended December 31, 2008, interest income from investment and money market accounts was $1.9 million, an increase of $89,000, or 4.9%, from $1.8 million for the year ended December 31, 2007. During the year ended December 31, 2007, interest income from investment and money market accounts was $1.8 million, an increase of $1.2 million, or 206.7%, from $598,000 for the year ended December 31, 2006. The overall increases in investments and money market interest revenues is directly attributable to an increase in the average amount of cash available for short-term investment. The increase was the result of additional capital from the sale of new membership units in the Fund during the first half of 2008, offset by a decrease in the amount of net new member capital during the period, and a decrease in the rate earned on short-term investments. Given the suspension of certain of our activities, the use of cash to fund remaining loan commitments and distributions to the members, and the lack of available take-out financing available to our borrowers, we anticipate a decrease in our cash and cash equivalents for the foreseeable future. As such, we anticipate a decrease in our investment income in future periods.

Expenses

	Years Ended December 31,				Years Ended December 31,
	2006	2007	$ Change	% Change	2007	2008	$ Change	% Change
	(in thousands, except percentages)
Expenses:
Management Fees	$430	$968	$538	125.1%	$968	$1,139	$171	17.7%
Default Related Expenses	—	—	—	N/A	—	1,315	1,315	N/A
Interest Expense:
Borrowings from Fund	123	390	267	217.1%	390	—	(390)	(100.0%)
Participations in Mortgage Loans	490	830	340	69.4%	830	—	(830)	(100.0%)
Borrowings on Note Payable	—	—	—	N/A	—	78	78	N/A
Interest Expense	613	1,220	607	99.0%	1,220	78	(1,142)	(93.6%)
Valuation Provision Charge	—	1,900	1,900	N/A	1,900	323,175	321,275	16,909.2%
Total Expenses	$1,043	$4,088	$3,045	291.9%	$4,088	$325,707	$321,619	7,867.4%

Management Fees.  During the year ended December 31, 2008, management fee expense was $1.1 million, an increase of $171,000 or 17.7%, from $968,000, for the year ended December 31, 2007. During the year ended December 31, 2007, management fee expense was $968,000, an increase of $538,000, or 125.1%, from $430,000, for the year ended December 31, 2006. Management fee expense as a percentage of mortgage interest income for the Fund was 1.74%, 2.02% and 2.09% for the years ended December 31, 2008, 2007 and 2006, respectively. The overall increase in management fee expense is directly related to the increase in the size of the Fund’s loan portfolio, which is the primary driver of the “Earning Asset Base” of the Fund. However, the decrease in management fees as a percentage of mortgage income is attributed to the increase in “non-earning” or non-accrual assets, which, as described above, are removed from the Earning Asset Base on which management fees are computed. The computation of management fees do not consider the recognition of default interest and fees recognized during the year ended December 31, 2008.

Default Related Expenses and Other Fund Expense.  Default related expenses include direct expenses related to defaulted loans, foreclosure activities, or property acquired through foreclosure. Such direct costs include legal fees, consulting fees, valuation costs related to those assets, operating costs of real estate owned, and an allocation of salaries of personnel who spend time on defaulted loans, foreclosure activities, or property acquired through foreclosure. During the year ended December 31, 2008, default related expenses were $1.3 million, while there were none for the years ended December 31, 2007 or 2006. The increase in default related expenses is attributable to the increasing defaults and foreclosures we experienced in 2008 as compared to 2007 and 2006. Prior to the third quarter of 2008, these costs were reported net of mortgage loan income in the consolidated statements of net earnings. Given the anticipated increase in defaults and foreclosures, we anticipate a decrease in management fees and an increase in default related expenses in future periods.

Interest Expense.  Interest expense includes interest incurred in connection with loan participations issued to third parties, borrowings from the Manager and borrowings from a bank. During the year ended December 31, 2008, interest expense was $78,000 a decrease of approximately $1.1 million, or 93.6%, from $1.2 million for the year ended December 31, 2007. Interest expense for the year ended December 31, 2008 includes interest on a $10 million note payable to a bank, of which only $8 million was drawn, that was paid off in the second quarter of 2008. The decrease in interest expense from 2007 to 2008 is attributable to the decrease in participations and borrowings from the Manager, which were used to fund new loans during the year ended December 31, 2007.

During the year ended December 31, 2007, interest expense was $1.2 million, an increase of $607,000, or 99.0%, from $613,000 for the year ended December 31, 2006. The increase in interest expense from 2006 to 2007 is attributable to the increase in our short-term borrowings from participations or borrowings from the Manager, which were used to fund new loans during the years ended December 31, 2008, 2007 and 2006.

Valuation Provision.  Based on a valuation analysis performed on our loan portfolio as of December 31, 2008, the Manager recorded a non-cash valuation provision charge totaling $323.2 million for the year ended December 31, 2008. The 2008 valuation provision includes $27.2 million relating to the underlying collateral for nine loans that were acquired through foreclosure during the year ended December 31, 2008. During the year ended December 31, 2007, the Manager recorded a provision for credit loss totaling $1.9 million. No provision for credit loss was deemed necessary in 2006. These non-cash reserve items had no impact on earnings distributed to members in 2008 or 2007. We will continue to evaluate our loan portfolio to determine the adequacy and appropriateness of the allowance for credit loss, and the allowance may be adjusted accordingly.

Net Earnings (Loss)

	Years Ended December 31,				Years Ended December 31,
	2006	2007	$ Change	% Change	2007	2008	$ Change	% Change
	(in thousands, except percentages)
Net Earnings (Loss)	$20,102	$45,675	$25,573	127.2%	$45,675	$(258,287)	$(303,962)	(665.5%)

Net earnings (loss) consist of interest and fee income reduced by management fee expense, default related expenses, interest expense and the valuation provision charge. For the year ended December 31, 2008, net loss totaled $258.3 million, a decrease of $304 million, or 665.5%, from net earnings of $45.7 million for the year ended December 31, 2007. While we experienced higher interest and investment income and default fees, the net loss in 2008 is largely attributed to the increase in default related expenses and the recording of the valuation provision charge. The year-over-year increase in net earnings from 2006 to 2007 is attributed to the increased income generated from the loan portfolio, which also increased markedly during the same period.

Fund Manager Fund-Related Income and Expense

In accordance with our operating agreement, the Manager receives from borrowers, either directly or from loan proceeds, all revenue and fees from loan origination, processing, servicing and extension. For the years ended December 31, 2008, 2007 and 2006, the Manager earned origination, processing and other related fees of approximately $20.1 million, $28.6 million, and $18.6 million, respectively, substantially all of which were earned on loans funded by the Fund.

In addition, our overhead and certain operating expenses are currently paid by the Manager. Such costs include payroll and direct costs associated with loan origination activities, as well as member development and operations and other general overhead costs. Based on our estimates, during the years ended December 31, 2008, 2007 and 2006, the Manager incurred Fund-related expenses as follows:

	Twelve months ended December 31,
	2006	2007	2008
	(in thousands)
Fund-related Expenses Paid by Manager:
Operations-related expenses	$6,800	$12,703	$11,630
Origination-related expenses	4,400	7,208	6,699
Total	$11,200	$19,911	$18,229

Effective October 1, 2008, among other things, we suspended funding of new loans. As substantially all of our loans are originated by the Manager, the Manager’s primary revenue source has been impacted. Further, due to the nature of the United States economy and real estate and other markets, neither we nor the Manager can predict when loan originations and fundings will re-commence, if ever. For information regarding the Manager’s ability to continue as a going concern, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Going Concern.”

Changes in the Portfolio Profile

Information regarding our loan portfolio follows. As previously discussed, effective October 1, 2008, the Manager elected to suspend certain of our activities, including the origination and funding of any new loans. Accordingly, the ability of the Manager to make adjustments to our loan portfolio is significantly impaired. In addition, in an effort to seek to preserve our collateral, the Manager has modified certain existing loans, oftentimes by extending maturity dates, and, in the absence of available credit financing to repay our loans, the Manager will likely modify additional loans in the future or foreclose on those loans.

Average Loan Size

Prior to the Manager’s election to suspend the origination and funding of new loans, in 2008, we originated 23 new loans with an average note balance of $14.3 million, as compared with 38 new loans with an average note balance of $11.3 million in 2007 and 37 new loans with an average note balance of $7.2 million in 2006. At December 31, 2008, the average principal balance for performing loans was $10.2 million, as compared to $8.6 million at December 31, 2007. The year over year increase in the average note balance is consistent with our historic strategy to make loans between $10 million and $50 million.

Geographic Diversification

While a large percentage of our loan portfolio is invested primarily in mortgage loans where the collateral is located in Arizona and California, we also currently have loans in New Mexico, Texas, Idaho, Minnesota, Nevada and Utah. As of December 31, 2008 and 2007, the geographic concentration of outstanding principal loan balances, net of the allowance for credit loss, by state, follows:

	December 31, 2007					December 31, 2008
	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	Percent	#	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	Percent	#
	(in thousands, except percentage and unit data)
Arizona	$230,263	$(1,900)	$228,363	44.8%	34	$294,362	$(128,499)	$165,863	52.9%	31
California	171,560	—	171,560	33.7%	15	177,255	(124,422)	52,833	16.9%	20
New Mexico	4,469	—	4,469	0.9%	2	5,240	(637)	4,603	1.5%	2
Texas	32,114	—	32,114	6.3%	5	55,825	(5,781)	50,044	16.0%	4
Idaho	48,635	—	48,635	9.6%	2	49,578	(38,458)	11,120	3.5%	2
Minnesota	14,781	—	14,781	2.9%	1	16,590	—	16,590	5.3%	1
Nevada	8,975	—	8,975	1.8%	2	7,969	(1,876)	6,093	1.9%	1
Utah	—	—	—	—	—	7,035	(637)	6,398	2.0%	1
Total	$510,797	$(1,900)	$508,897	100.0%	61	$613,854	$(300,310)	$313,544	100.0%	62

The concentration of our loan portfolio in California and Arizona, which are markets which have been severely impacted by the decline in the real estate market, totals 69.8% as of December 31, 2008. As we have ceased funding new loans, our ability to diversify our portfolio at this time is significantly impaired.

Interest Rate Information

Our loan portfolio includes loans that carry variable and fixed interest rates. All variable interest rate loans are indexed to the Prime rate with floors. At December 31, 2008 and 2007, the Prime rate was 3.25% and 7.25%, respectively.

At December 31, 2008, 68.7% of our portfolio consisted of variable rate loans, compared to 69.7% at December 31, 2007. The weighted average interest rate on variable rate loans was 12.39% per annum and 12.52% per annum at December 31, 2008 and 2007, respectively. While the average variable rate in 2008 has decreased from the prior year, the increase in the average spread over the Prime interest rate (Prime rate plus 9.14% at December 31, 2008 as compared to the Prime rate plus 5.27% at December 31, 2007) reflects our increase in pricing of new loans that were funded prior to the suspension of lending activities and loans that are extended or renewed. At December 31, 2008 and 2007, all variable rate loans outstanding had an interest rate floor and no ceiling interest rates. Accordingly, if the Prime interest rate increases during the life of the loans, interest rates on substantially all these loans would adjust upward. Conversely, as the Prime interest rate decreases, the interest rates on these loans do not decline below the floor rates, which are typically the original interest rates at the time of origination. For the impact of pro forma increases or decreases in the Prime rate, see the discussion in the section titled “Quantitative and Qualitative Disclosures about Market Risk” located elsewhere in this consent solicitation/prospectus.

At December 31, 2008, 31.3% of our portfolio consisted of fixed rate loans, compared with 30.3% at December 31, 2007. The average rate on fixed rate loans as of December 31, 2008 and 2007 was 11.71% per annum and 12.26% per annum, respectively. The reduction in rates between these periods reflects the payoffs of higher yielding loans, foreclosure of certain fixed rate loans, the origination of lower yielding fixed rate loans, and loan modifications in the latter part of 2008.

As of December 31, 2008 and 2007, respectively, outstanding principal balances (including non-accrual loans), net of the allowance for credit loss, summarized by fixed and variable interest rates within selected interest rate ranges and other portfolio information, were as follows:

	December 31, 2007
	Fixed Rate		Variable Rate		Total
	#	Outstanding Principal	#	Outstanding Principal	#	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	#
	(in thousands, except percentage and unit data)
Current Rate:
11.50%	2	$26,964	4	$15,022	6	$41,986	—	41,986	8.3%
11.75%	1	3,112	—	—	1	3,112	—	3,112	0.6%
12.00%	7	52,150	13	88,709	20	140,859	—	140,859	27.7%
12.25%	1	631	6	68,948	7	69,579	—	69,579	13.7%
12.50%	3	40,274	8	48,693	11	88,967	(1,900)	87,067	17.0%
12.75%	—	—	3	63,371	3	63,371	—	63,371	12.5%
13.00%	7	26,094	—	—	7	26,094	—	26,094	5.1%
13.25%	—	—	2	45,764	2	45,764	—	45,764	9.0%
13.50%	1	5,680	1	4,840	2	10,520	—	10,520	2.1%
13.75%	—	—	1	5,065	1	5,065	—	5,065	1.0%
14.00%	—	—	1	15,480	1	15,480	—	15,480	3.0%
Total	22	$154,905	39	$355,892	61	$510,797	(1,900)	508,897	100.0%
% of Portfolio		30.3%		69.7%		100.0%
Weighted Average Rate		12.26%		12.52%		12.44%
Number of Loans		22		39		61
Average Principal		$7,041		$9,125		$8,374

	December 31, 2008
	Fixed Rate		Variable Rate		Total
	#	Outstanding Principal	#	Outstanding Principal	#	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	#
	(in thousands, except percentage and unit data)
Current Rate:
8.00%	1	$3,500	—	$—	1	$3,500	—	3,500	1.1%
9.00%	1	10,461	1	1,622	2	12,083	(10,175)	1,908	0.6%
10.00%	1	26,709	—	—	1	26,709	(23,226)	3,483	1.1%
11.00%	—	—	1	1,981	1	1,981	—	1,981	0.6%
11.25%	—	—	1	46,020	1	46,020	—	46,020	14.7%
11.50%	2	2,651	6	94,283	8	96,934	(15,928)	81,006	25.8%
11.75%	1	4,752	—	—	1	4,752	—	4,752	1.5%
12.00%	10	75,758	9	67,683	19	143,441	(54,499)	88,942	28.4%
12.25%	1	631	3	55,850	4	56,481	(52,775)	3,706	1.2%
12.50%	1	1,929	6	22,227	7	24,156	(18,026)	6,130	2.0%
12.75%	1	37,935	—	—	1	37,935	(25,394)	12,541	4.0%
13.00%	3	27,897	9	54,947	12	82,844	(64,831)	18,013	5.7%
13.25%	—	—	1	2,821	1	2,821	(1,675)	1,146	0.4%
13.75%	—	—	2	6,528	2	6,528	(3,781)	2,747	0.9%
14.25%	—	—	1	67,699	1	67,669	(30,000)	37,699	12.0%
Total	22	$192,223	40	$421,631	62	$613,854	(300,310)	313,544	100.0%
% of Portfolio		31.3%		68.7%		100.0%
Weighted Average Rate		11.71%		12.39%		12.18%
Number of Loans		22		40		62
Average Principal		$8,737		$10,541		$9,901

Concentration by Category based on Collateral’s Development Status

As of December 31, 2007 and 2008, respectively, outstanding principal loan balances, net of the allowance for credit loss, by development status of the underlying collateral, were as follows:

	December 31, 2007			December 31, 2008
	Amount	%	#	Amount	%	#
	(in thousands, except percentages and unit data)
Pre-entitled Land:
Held for Investment	$—	—	—	$7,178	1.2%	2
Processing Entitlements	203,166	39.7%	19	200,902	32.8%	12
	203,166	39.7%	19	208,080	34.0%	14
Entitled Land:
Held for Investment	135,060	26.4%	11	114,307	18.6%	17
Infrastructure under Construction	60,037	11.8%	5	57,908	9.4%	4
Improved and Held for Vertical Construction	14,800	2.9%	3	54,486	8.9%	5
	209,897	41.1%	19	226,701	36.9%	26
Construction & Existing Structures:
New Structure – Construction in- process	70,864	13.9%	17	43,814	7.1%	14
Existing Structure Held for Investment	26,870	5.3%	6	37,482	6.1%	5
Existing Structure – Improvements	—	—	—	97,777	15.9%	3
	97,734	19.2%	23	179,073	29.1%	22
Total	$510,797	100.0%	61	$613,854	100.0%	62
Less: Allowance for Credit Loss	(1,900)			(300,310)
Net Carrying Value	508,897			313,544

As of December 31, 2008 and 2007, respectively, outstanding principal loan balances, net of the allowance for credit loss, by expected end-use of the underlying collateral, were as follows:

	December 31, 2007			December 31, 2008
	Amount	%	#	Amount	%	#
	(in thousands, except percentages and unit data)
Residential	$229,260	44.9%	34	$278,644	45.4%	37
Mixed Use	221,653	43.4%	16	206,691	33.7%	11
Commercial	59,884	11.7%	11	127,449	20.8%	13
Industrial	—	—	—	1,070	0.2%	1
Total	$510,797	100.0%	61	$613,854	100.0%	62
Less: Allowance for Credit Loss	(1,900)			(300,310)
Net Carrying Value	508,897			313,544

We estimate that approximately 63% of the valuation allowance at December 31, 2008 is attributable to residential-related projects, 34% to mixed use projects, and the balance to commercial and industrial projects.

With our suspension of the funding of new loans, the concentration of loans by type of collateral and end-use is expected to remain consistent within our current portfolio. As of December 31, 2008 and 2007, the concentration of loans by type of collateral and end-use was relatively consistent for residential projects over these periods, while we experienced a shift in the concentration of mixed use and commercial projects funded.

Borrower and Borrower Groups

Our investment guidelines provide that no single loan should exceed 10% of the total of all outstanding loans and that aggregate loans outstanding to one borrower or borrower group should not exceed 20% of the total of all outstanding loans. As of December 31, 2008, there was one individual borrower whose aggregated borrowings totaled $67.7 million, which was approximately 11% of our total mortgage loan principal balance outstanding (although at the time of origination the principal balance was less than 10% of the total mortgage principal loan balance outstanding). As of December 31, 2007, there were no individual borrowers or borrower groups whose aggregated borrowings exceeded 10% of the total outstanding mortgage loans. Loan concentrations may from time to time exceed these limitations as we manage through the real estate and economic downturn.

Changes in the Portfolio Profile — Scheduled Maturities

The outstanding principal balance of mortgage investments, net of the allowance for credit loss, as of December 31, 2008 and 2007, have scheduled maturity dates within the next several quarters as follows:

	December 31, 2007			December 31, 2008
Quarter	Amount	Percent	#	Amount	Percent	#
	(in thousands, except percentage and unit data)
Matured	$135,432	26.5%	15	$210,198	34.2%	24
Q1 2009	79,688	15.6%	16	137,570	22.4%	11
Q2 2009	126,192	24.7%	9	125,250	20.4%	6
Q3 2009	116,057	22.7%	15	65,017	10.6%	8
Q4 2009	53,428	10.5%	6	4,982	0.8%	1
Q1 2010	—	—	—	10,461	1.7%	1
Q3 2010	—	—	—	56,876	9.3%	10
Q1 2011	—	—	—	3,500	0.6%	1
Total	$510,797	100.0%	61	$613,854	100.0%	62
Less: Allowance for Credit Loss	(1,900)			(300,310)
Net Carrying Value	$508,897			$313,544

A mortgage loan’s maturity date may be extended in the normal course of business. In this regard, we have modified certain loans in our portfolio, extending maturities in some cases to two or more years, and we expect that we will modify additional loans in the future in an effort to seek to preserve our collateral. Accordingly, repayment dates of the loans may vary from their currently scheduled maturity date. If the maturity date of a loan is not extended, we classify and report the loan as matured.

Real Estate Held for Development

All real estate held for development is located in California, Arizona, and Texas. During 2008, we took title to the underlying real estate collateral of nine loans in default, with an aggregate net book value of approximately $55.3 million at December 31, 2008, net of impairment charges. Additionally, during the first quarter of 2008, we purchased certain real estate, with a current book value of approximately $7.5 million, that is contiguous to the real estate collateral of certain loans in the portfolio in Arizona, in order to seek to maintain and enhance the overall project value. In connection with the evaluation of our portfolio for the year ended December 31, 2008, we recorded $27.2 million as a valuation impairment charge with respect to this real estate, which is included in the valuation provision charge in the accompanying consolidated statements of operations. In our judgment, with the impairment charge recorded, the estimated net realizable values of such properties equal or exceed the current carrying values of our investment in the properties at December 31, 2008. However, the ultimate realization of such estimated fair values of our real estate properties depends upon future economic and market conditions, the availability of financing, and the resolution of political, environmental and other related issues, many of which are beyond the control of us and the Manager. A summary of real estate held for development and estimated net realizable values, by state, follows:

	# of Projects	Aggregate Book Value
	(in thousands)
California	3	$14,084
Texas	2	14,163
Arizona	5	34,534
Total	10	$62,781

Of our real estate held for development at December 31, 2008, approximately 98% was originally planned for development of residential real estate and 2% was planned for mixed use real estate development. The Manager is currently evaluating its use and our liquidation options with respect to these projects. For additional information regarding these properties, see the section titled “Properties.”

In anticipation of, and in connection with, the rise in defaulted loans and subsequent acquisition of related collateral, the Manager established an asset management department to manage the activities of any projects acquired through foreclosure or by other means. These services include the preparation of analyses to evaluate various use and liquidation alternatives with respect to these projects. The Manager is currently evaluating various possible alternatives for the ultimate sale and realization of these investments, including partial or complete development of these properties or disposal of the properties on an as-is basis. Project development alternatives may include, either through joint venture or on a project management basis, the development of the project through entitlement, completion of various improvements or complete vertical construction. The Manager has not developed or adopted any formal plan to dispose of these assets to date.

Important Relationships Between Capital Resources and Results of Operations

Loan Loss Reserve

Historically, the net earnings available to distribute to the members was primarily generated from interest earned on mortgage loans and short-term investments, as well as default fees and other amounts collected from borrowers. If borrowers did not make timely payments of interest in a particular month, the amount distributable to the members in that month could be reduced by the amount of the delinquent payment. To mitigate the effect of late payments by borrowers, we historically used our reserves, or the Loan Loss Reserve, to supplement the distribution of earnings to the members. The Loan Loss Reserves is known as retained earnings under GAAP. The entire retained earnings balance has been depleted as of September 30, 2009, and the member distributions have been suspended. As a result, the Loan Loss Reserve is no longer available for distribution.

Mortgage Loans, Participations and Loan Sales

For purposes of meeting liquidity demands, we have historically entered into the partial sale of loans through loan participation agreements with various third parties and the Manager. Origination fees (points) paid to the participants in connection with the participation transactions were paid by the Manager in accordance with the operating agreement. We issued participations in loans to third parties totaling $36.4 million during the year ended December 31, 2007. No participations were issued during the year ended December 31, 2008. Aside from the borrowings from the Manager, which are secured by certain of our loans, no participations were issued during the nine or three months ended September 30, 2009 or 2008. Additionally, we occasionally enter into agreements to sell whole loans to third parties, which during the year ended December 31, 2007, totaled $5.4 million. During the nine months ended September 30, 2008, we were approached by a third party that offered to purchase a loan from the Fund at 101% of its par value. Due to the nature of this transaction, it was treated as an investing activity in the consolidated statement of cash flows rather than a financing activity, which is how our typical whole loan sales are treated. While we have anticipated continuing to participate mortgage loans as liquidity needs arise, the Manager historically had not expected that loan sales would occur in the ordinary course of business. However, given the Manager’s decision to suspend certain of our activities in order to seek to prevent impairment of our capital and operations and to assist us in our efforts to meet our remaining funding commitments, certain of our portfolio loans are likely to be sold or participated in the future. While the Manager expects that any future loan participations or loan sales will also occur at or near par, due in part to current market conditions, there can be no assurance that we will be able to do so. In light of current economic conditions, it may be necessary to employ alternative structures for loan participations and they may be relatively less attractive to us.

In cases of whole loan sales or participations issued to the Manager, the transactions have been completed at par value, and the Manager has typically pledged the purchased loan to a commercial bank as collateral on its line of credit. The Manager uses the proceeds from the line of credit, together with other funds of the Manager, to execute the transactions. We have historically repurchased loans from the Manager, although we are not obligated to do so. The sales of whole loans and participations issued to the Manager are accounted for as secured borrowings, and are separately identified in our consolidated financial statements. No loans were sold to, or participated with, the Manager during the year ended December 31, 2008. During the year ended December 31, 2007, we received $10 million in proceeds from the Manager from the sale of whole loans and participations to the Manager and repurchased $14.4 million in the same period. No loans were sold to, or participated with, the Manager during the nine months ended September 30, 2008. However, during the quarter ended September 30, 2009, the Manager drew $6.0 million under its line of credit to provide liquidity to us. This loan is collateralized by certain of our portfolio loans. The line of credit is collateralized by specific loans in our portfolio and underlying deeds of trust and a guarantee of the Manager’s chief executive officer.

Distributions to Members

Historically, members elected to either reinvest distributable monthly earnings or to have earnings distributed to them in cash. Effective October 1, 2008, we suspended the option by which members could reinvest monthly distributions. For the nine months ended September 30, 2009 and 2008, respectively, our total net distributions to members were $11.7 million and $49.2 million, respectively, which translated into net distributions of $160.27 and $749.20 per weighted average membership unit over the same periods, respectively. For the three months ended September 30, 2009 and 2008, respectively, our total net distributions to members were $0 and $16.6 million, respectively, which translated into net distributions of $0 and $234.84 per weighted average membership unit over the same periods, respectively. Distributions reinvested, which is a non-cash transaction, totaled $0 and $23.2 million for the nine months ended September 30, 2009 and 2008, respectively, representing 0% and 47.17%, respectively, of total member distributions. The decrease in reinvested member distributions is attributed to our suspension of the distribution reinvestment plan effective October 1, 2009. Accordingly, until such time that the distribution reinvestment plan is reinstated, if ever, any future monthly distributions will be made in cash. During the second quarter of 2009, the Manager revised its member distribution program and ceased further distributions to members until we generate sufficient liquidity to enable us to cover all borrower obligations and operating costs.

For the years ended December 31, 2008, 2007 and 2006, our total net distributions to the members were $64 million, $46.9 million and $19.4 million, respectively, which translated into net distributions of $951.27, $1,102.72 and $1,146.38 per weighted average membership unit over the same periods, respectively. For those same periods, earnings reinvested pursuant to our distribution reinvestment plan, which has been suspended, were $23.2 million, $26.2 million and $12.3 million, respectively, representing 36.21%, 55.77% and 63.51%, respectively, of total member distributions. The year to year increase in total distributions is attributed to the increase in member equity. The reinvested member distributions percentage has decreased over the periods resulting from various factors, including general real estate market conditions, possible reductions in investor liquidity from other sources, investor tax planning strategies and other factors.

Annualized Rate of Return to members on Distributions

The annualized yield based on distributions made to the members was 2.1% and 9.9% for the nine months ended September 30, 2009 and 2008, respectively, and 0% and 9.2% for the three months ended September 30, 2009 and 2008, respectively. The annualized yield based on distributions made to our members was 9.45%, 11.09% and 11.44% for the years ended December 31, 2008, 2007 and 2006, respectively. These year over year reductions in the annualized yield is attributable to the reduction in the deployment ratio of available capital to loans funded, an increase in the number of loans placed in non-accrual status, the change in the Prime rate over these periods (which has resulted in lower interest bearing loans), the increase in real estate held for development (which is a non-earning asset) and the suspension of member’s distributions during the second quarter of 2009, as applicable.

Redemptions

Effective October 1, 2008, the Manager elected to, among other actions, suspend the acceptance and payment of all of the member’s redemption requests. During the nine months ended September 30, 2009 and 2008, we paid redemptions, including retained earning amounts returned on full redemptions, totaling $0 and $120.5 million, respectively, which, expressed as a percentage of new member investment (including reinvestments), was 0% and 43.97%, respectively, over the same periods. During the years ended December 31, 2008, 2007, and 2006, we paid redemptions, including retained earning amounts returned on full redemptions, totaling $120.5 million, $57.8 million, and $26.8 million, respectively, which, expressed as a percentage of new member investment (including reinvestments), was 43.97%, 15.38% and 14.22%, respectively, over the same periods.

Prospective Trends

Loan Demand, Selection and Quality

Although loan demand was strong, only 23 loans were funded by us in 2008, as compared to 38 loans funded during 2007 and 37 in 2006. As previously described, we stopped accepting any new loan requests and funding new loans. Assuming we resume our lending activities, the Manager expects to diversify our loan portfolio geographically and to concentrate on loan requests from seasoned core operators that are focused on quality projects with sufficient equity located in targeted locations. However, there can be no guarantee that we will resume lending activities, and we do not anticipate doing so for the foreseeable future.

Summary of Existing Loans in Default

At September 30, 2009, 48 loans with outstanding principal balances totaling $473.9 million were in default, of which 36 with outstanding principal balances totaling $370.3 million were past their respective scheduled maturity dates, and the remaining 12 loans were in default as a result of delinquencies on outstanding interest payments or have been deemed non-performing based on the value of the underlying collateral in relation to the respective book value of the loan. At December 31, 2008, 28 loans with outstanding principal balances totaling $226.6 million were in default, of which 24 with outstanding principal balances totaling $210.2 million were past their respective scheduled maturity dates, and the remaining four loans were in default as a result of delinquencies on outstanding interest payments. In light of current economic conditions and in the absence of a recovery of the credit markets, we anticipate that many, if not most, of loans will not be paid at the scheduled maturity.

We have commenced foreclosure on 16 of the 48 portfolio loans in default. We anticipate that foreclosure action will commence on an additional six loans, and we are negotiating with the borrowers and assessing the possibility of modifications of loan terms for the remaining 26 loans in default. There are two loans in default involved in bankruptcy reorganizations. For another loan in default, we are a participating lender and the lead lender has commenced foreclosure proceedings.

At September 30, 2009, 43 loans in non-accrual status had outstanding principal balances totaling $450.6 million. Total contractual interest due under the loan terms for the non-accrual loans was $40 million, of which $10.2 million is included in accrued interest receivable in the balance sheet, and of which $29.9 million has not been recognized as income by the Fund. The remaining five loans in default had outstanding principal balances totaling $23.3 million, with accrued interest due totaling $332,000, which is included in accrued interest receivable on our balance sheet. Excluding the loans in bankruptcy reorganization and those in default as a result of nonpayment of interest, loans in default were past their scheduled maturities between five and 692 days as of September 30, 2009.

The geographic concentration of our portfolio loans in default, net of the allowance for credit loss, at December 31, 2008, is as follows:

	Outstanding Principal	#	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	Accrued Interest	Non-Accrued Note Interest	Total
	(in thousands, except percentages and unit data)
Arizona	28.9%	14	$65,361	$(45,068)	$20,293	$1,573	$2,337	$24,203
Idaho	26.5%	3	60,039	(47,882)	12,157	2,173	5,372	19,702
California	27.1%	5	61,398	(51,477)	9,921	911	34	10,866
Minnesota	7.3%	1	16,590	—	16,590	326	—	16,916
Texas	4.9%	3	11,102	(5,781)	5,321	320	—	5,641
Nevada	3.5%	1	7,969	(1,876)	6,093	319	—	6,412
New Mexico	1.8%	1	4,171	—	4,171	—	50	4,221
	100.0%	28	$226,630	$(152,084)	$74,546	$5,622	$7,793	$87,961

The geographic concentration of loans in default, net of the allowance for credit loss, at September 30, 2009 is as follows:

	Outstanding Principal	#	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	Accrued Interest	Non-Accrued Note Interest	Total
	(in thousands, except percentage and unit data)
Arizona	48.3%	23	$228,873	$(173,523)	55,350	$4,136	$10,737	$70,223
Idaho	10.5%	2	49,590	(39,090)	10,500	1,948	4,490	16,938
California	36.1%	17	171,133	(113,678)	57,455	3,655	12,611	73,721
Texas	2.3%	3	11,102	(4,493)	6,609	427	849	7,885
Nevada	1.7%	1	7,978	(2,670)	5,308	319	715	6,342
New Mexico	1.1%	2	5,240	(1,182)	4,058	21	435	4,514
	100%	48	$473,916	$(334,636)	$139,280	$10,506	$29,837	$179,623

Of our portfolio loans in default at September 30, 2009, 55% of the loan principal balances related to residential end-use projects, 38% related to mixed-use projects, and 7% related to commercial and industrial projects.

Other than as discussed above no loans have principal loan payments 30 days or more past due, and no loans have interest payments more than 30 days past due.

Loan Portfolio Valuation Analysis

Evaluating the collectability of a real estate loan is a matter of judgment. We evaluate our real estate loan portfolio for impairment on an individual loan basis, except for loans that are cross-collateralized within the same borrowing groups. For those loans, we perform both an individual evaluation as well as a consolidated evaluation to assess the Fund’s overall exposure to those loans. In addition to this analysis, we also complete an analysis of the loan portfolio as a whole to assess our exposure for loans made in various reporting periods and in terms of geographic diversity. The fact that a loan may be temporarily past due does not result in a presumption that the loan is impaired. Rather, all relevant circumstances are considered by the Manager to determine if, and to the extent to which, an allowance for impairment is required. During the portfolio evaluation, the Manager considers the following matters, among others:

•	an estimate of the net realizable value of any underlying collateral in relation to the outstanding mortgage balance, including accrued interest and related costs;
•	the present value of cash flows we expect to receive;
•	the date and reliability of any valuations;
•	the financial condition of the borrower and any adverse factors that may affect its ability to pay its obligations in a timely manner;
•	prevailing economic conditions;
•	historical experience by market and in general; and
•	evaluation of industry trends.

The Manager performs an evaluation for impairment on all of our loans in default as of the applicable measurement date. A loan is considered to be impaired when it is probable that we will be unable to collect all amounts due thereunder in accordance with the contractual terms of the applicable loan agreement. Further, in general, applicable accounting guidance requires that the impairment, if any, be measured based on the “fair value” of the collateral if the creditor determines that foreclosure is probable. In general, under applicable accounting guidance, if the loan is collateral dependent, impairment is to be measured at the balance sheet date based on the then fair value of the collateral in relation to contractual amounts due under the terms of the loan. All of our portfolio loans are deemed to be collateral dependent.

In determining fair value, the Manager has adopted applicable accounting guidance which establishes a framework for measuring fair value in accordance with GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This accounting guidance applies whenever other accounting standards require or permit fair value measurement.

Under applicable accounting guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability, or the “exit price”, in an orderly transaction between market participants at the measurement date. Market participants are buyers and sellers in the principal (or most advantageous) market for the asset or liability that are (a) independent of the reporting entity; that is, they are not related parties; (b) knowledgeable, having a reasonable understanding about the asset or liability and the transaction based on all available information, including information that might be obtained through due diligence efforts that are usual and customary; (c) able to transact for the asset or liability; and (d) willing to transact for the asset or liability; that is, they are motivated but not forced or otherwise compelled to do so.

Under applicable accounting guidance, a fair value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. Highest and best use is determined based on the use of the asset by market participants, even if the intended use of the asset by the reporting entity is different. Determination of the highest and best use of the asset establishes the valuation premise used to measure the fair value of the asset.

Two asset categories are established under applicable accounting guidance: in-use assets; and in-exchange assets. When using an in-exchange valuation premise, the fair value of the asset is determined based on the price that would be received in a current transaction to sell the asset standalone. All our loans are deemed to be in-exchange assets.

The accounting guidance establishes a fair value hierarchy that prioritizes the inputs into valuation techniques used to measure fair value. The three levels of the fair value hierarchy under this accounting guidance are as follows:

Level 1 —	valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date;
Level 2 —	valuations based on quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active or models for which all significant inputs are observable in the market either directly or indirectly; and
Level 3 —	valuations based on models that use inputs that are unobservable in the market and significant to the fair value measurement.

The accounting guidance gives the highest priority to Level 1 inputs, and gives the lowest priority to Level 3 inputs. The value of a financial instrument within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value instrument.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability, rather than an entity-specific measurement. Therefore, even when market assumptions are not readily available, management’s own assumptions attempt to reflect those that market participants would use in pricing the asset or liability at the measurement date. Further, fair value measurements are market-based measurements with an exit price notion, not entity-specific measurements. Therefore, an entity cannot disregard the information obtained from the current market simply because the entity is a “willing” seller at that price. If the best information available in the circumstances indicates that market participants would transact at a price, it does not matter whether the reporting entity is actually willing to transact at that price.

The Manager performs a valuation analysis of our loan portfolio on an annual and quarterly basis. Historically, for purposes of determining whether a valuation adjustment was required, the Manager primarily utilized a modeling technique (known as residual analysis) commonly used in our industry using Level 3 inputs and supplemented by discounting of projected cash flows. This analysis is based on the assumption that development of our collateral was the highest and best use of the property. As of December 31, 2007, this methodology was undertaken with the use of a third-party valuation specialist firm to support our price and cost estimates based on available market data. During the first two quarters of 2008, our process was consistently applied as there was no indication of significant impairment in the value of our loan portfolio.

In the latter part of 2008 and part of 2009, the global and U.S. economies experienced a rapid decline resulting in unprecedented disruptions in the real estate, capital, credit and other markets. As a result of these factors, we recorded a valuation provision using our development/residual analysis approach, reflecting lower pricing assumptions and a significant increase in discount factors to reflect market risk.

In the fourth quarter of 2008, we engaged independent third-party valuation firms to assist with our analysis of fair value of the loan portfolio as of December 31, 2008. As a result of this analysis, and given the significant change in the economic and real estate landscape, it was determined that the development approach that was historically used for virtually every collateral type was no longer the highest and best use for the majority of our collateral. Alternatively, in most cases, the highest and best use was deemed to be “hold for investment” using current pricing data (i.e., Level 2 analysis) as of December 31, 2008, with several comparable sales reflecting distressed sale pricing. This determination was based on our assessment of the liquidity freeze, lack of demand for developed property, the extended development and sales period, and uncertainty relative to the pricing and cost estimates under a long-term build out scenario. This assessment resulted in a significant decline in the estimated fair values in relation to our historical residual analysis methodology.

Given recent sales activity and the on-going volatility in real estate markets, in the third quarter of 2009, we engaged independent third-party valuation firms and other consultants to assist with the Manager’s analysis of fair value of our loan portfolio as of September 30, 2009. The underlying collateral of our loans vary by stage of completion, which consists of either raw land, entitled land, partially developed, or mostly developed/completed projects (see Note 4 — Loan Classifications table). As a result of this preliminary analysis, management determined that certain assets were most appropriately valued utilizing Level 2 observable inputs based on current pricing data as of September 30, 2009 (despite the fact that in many cases comparable sales continue to reflect distressed sale pricing), while we believed other assets were more appropriately subject to a Level 3 development approach.

The following is a summary of the procedures being performed in connection with our fair value analysis, which is on-going as of November 16, 2009:

All loans in our portfolio continue to be deemed collateral dependent, and we perform an analysis of fair value of the collateral underlying the loans under applicable accounting guidance. In order to complete the fair value analysis, we performed the following procedures for the period ended September 30, 2009 and are performing the following procedures for the year ending December 31, 2009:

1.	Reviewing the status for each loan in our portfolio to ascertain our view of the likelihood that we will collect all amounts due under the terms of the loans at maturity based on current real estate and credit market conditions.
2.	For loans in our portfolio whose collection was deemed to be unlikely, we reviewed the portfolio to ascertain how recently the latest valuation of the underlying collateral was performed.
3.	Subjecting the entire loan portfolio to independent third party valuation as of September 30, 2009.
4.	Utilizing the services of Cushman & Wakefield, a nationally recognized valuation firm, and other valuation firms to perform a valuation analysis for the selected projects using the valuation criteria under a Level 2 valuation approach. Cushman & Wakefield valued approximately 89% of the outstanding principal balance of the loan portfolio while other valuation firms valued the remaining 11%. For those valuations performed by valuation firms other than Cushman & Wakefield, we expect to utilize Cushman & Wakefield to perform a review of the valuations and reports.
5.	We understand it is customary for some independent valuation firms to use the term “market value” when valuing real property interests. We recognize that there are differences in the market value and fair value definitions, but in many instances, the results are identical. The Manager believes that it can reliably use market valuations when making decisions with respect to fair value of our assets for financial reporting purposes. Level 3 inputs for valuation are provided for market circumstances in which Level 1 and Level 2 inputs are not reliably available. From the information received from the valuation firms engaged by the Fund, each asset, and its corresponding valuation, was individually reviewed by the Fund and the valuations were interpreted under the definition of fair value under applicable accounting guidance.
6.	Using observable and unobservable inputs available, and depending on the development status of the collateral, we are in the process of performing analyses on selected assets utilizing a Level 3 residual analysis approach to determine the projected cash proceeds expected to be received for the projects. This analysis includes estimating project development costs, projected carrying costs, such as property taxes, and estimated disposal costs. The cash flow streams will then be discounted to present value to derive fair value.

A summary of the results and key assumptions utilized by the independent valuation firms to derive fair value is as follows:

•	Very few of the precedent transactions that were analyzed satisfied the market value and fair value requirement that the price reflect the price of an orderly transaction, rather than that of a sale under duress or in markets in turmoil.
•	Inputs for use in Level 2 and/or Level 3 models were reported by the valuation firms to be inconsistent and reflective of a distressed market that has not yet established current “norms” for inputs into discounted cash flow or other financial models, such as absorption rates and timing, unit pricing and trends, discount rate, risk adjustment processes, or the like.
•	A distinction was made between owners under duress and properties under duress. Market values are determined based on the determined highest and best use of the real property being valued.

When owners are under duress, as defined by applicable accounting guidance, prices of transactions in which they are involved must be viewed as at least potentially subject to duress as well. The valuation firms took this distinction into account in arriving at highest and best use conclusions and selecting appropriate valuation methodologies.
•	The highest and best use for the majority of real estate collateral subject to third-party valuation was deemed to be held for investment and/or future development, rather than being subject to immediate development and/or sale. For each of these assets, a sales comparison approach using available data was used as the valuation methodology.
•	For the projects which included either unentitled or entitled land lacking any vertical or horizontal improvements, given the current distressed state of the real estate and credit markets, the development approach was deemed to be unsupportable because Level 2 market participant data was insufficient and/or Level 3 criteria was not reliably available from the valuation firm’s market research; the “highest and best use” standard in these instances required such property to be classified as “held for investment” purposes until market conditions provide observable development activity to support either a Level 2 or a Level 3 valuation model for the development of the planned site. As a result, the valuation firms used a sales comparison approach using available data to determine market value.
•	For the projects containing partially or fully developed lots, the development approach was utilized, with assumptions made for pricing trends, absorption projections, holding costs, and the relative risk given these assumptions. The assumptions were based on currently observable available market data.
•	For operating properties, the income approach, using the direct capitalization and discounted cash flow methods was used by the valuation firms. The anticipated future cash flows and a reversionary value were discounted to an opinion of net present value at a chosen yield rate. The assumptions were based on currently observable available market data.
•	For projects in which we have received a recent third party offer to buy our loan, or the borrower has received a recent third party offer to buy the related project, we utilized the offer amount in cases in which the offer exceeded the valuation conclusion reached by the independent valuation firms.

For projects other than those where the Manager relied primarily on the work of independent valuation firms, the Manager supplemented its analysis by utilizing a risk-adjusted cash flow model commonly used in our industry based on certain assumptions and Level 3 inputs to determine fair value, which presumes a development approach as highest and best use for such projects. To evaluate the collateral relating to these projects, the Manager performed different procedures depending on the stage of the collateral, which are described below, along with a summary of key assumptions utilized in our evaluations of fair value as follows:

•	For collateral to be developed, the initial unit sales price utilized was based on local market, comparable prices from non-distressed pricing from prior periods utilizing observable and unobservable data points, generally discounted by 20% or more. In general, management assumed a price escalation utilizing the low end of a historical 3-year average look back for the last 10 years. We considered this a fair exchange price in an orderly transaction between market participants to sell the asset, assuming its highest and best use as determined by management, in the principal or most advantageous market for the asset.

•	For collateral to be developed, the additional development costs, operating and selling cost assumptions the Manager made were based on observable and unobservable cost estimates obtained from a cross section of industry experts and market participants.
•	For collateral consisting of partially complete or finished lots, development costs, operating and selling cost assumptions the Manager made were based on observable and unobservable cost estimates obtained from a cross-section of industry experts and market participants.
•	For collateral whose development is complete or nearly complete and which are expected to be leased initially to allow for stabilization of market prices before being sold, we utilized operating revenue and costs for comparable projects using current operating data obtained by the Manager.
•	Based on the resulting net cash flows derived from the utilization of the above assumptions, we applied risk-adjusted annual discount rates ranging from 15% to 25% to the net cash flows, depending on the projected build-out term, the project type, the location and assumed project risk.
•	Assets acquired through foreclosure are subject to different accounting guidance which requires us to account for these real estate assets received in satisfaction of the related receivable by writing them down to estimate fair value as of the date of foreclosure. An impairment charge is recorded when circumstances indicate that they carrying amount of the property is greater than the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the property.

All our mortgage investments are measured at fair value using either Level 2 or Level 3 inputs. The Manager continues to evaluate the appropriate valuation methodology applicable to each asset.

Based on the results of our evaluation and analysis to date, we recorded a valuation provision charge of $323.2 million and $1.9 million for the years ended December 31, 2008 and 2007, respectively, and a valuation provision charge of $90 million and $42.4 million for the nine and three months ended September 30, 2009 and 2008, respectively. The 2008 valuation provision charge also includes $27.2 million relating to the write-down of the underlying collateral for nine loans that were acquired through foreclosure during the year ended December 31, 2008. The valuation provision charges for the nine and three months ended September 30, 2009 and 2008, also include $8 million and $1.3 million for 2009 and 2008, respectively, relating to the impairment of real estate owned deemed to be other than temporary. The valuation charge is reflective of the continued deterioration of the real estate markets and the sustained distressed sales pricing of residential real estate in recent months combined with the downturn in the commercial real estate markets.

While the above results reflect our preliminary assessment of fair value as of September 30, 2009 and December 31, 2008, based on currently available data and analysis completed to date, we will continue to evaluate our loan portfolio in the fourth quarter of 2009 to determine the adequacy and appropriateness of the allowance for credit loss and to update our loan-to-value ratios. Depending on market conditions, the updates may yield materially different values and may potentially increase or decrease the valuation allowance.

As of September 30, 2009 and December 31, 2008, respectively, the allowance for credit loss totaled $337 million and $300.3 million, respectively, representing 60.9% and 48.9%, respectively, of the total portfolio principal loan balances. With the existing allowance recorded as of September 30, 2009 and December 31, 2008, we believe that as of that date, the fair value of the underlying collateral of our loan portfolio is sufficient to protect us against any loss of the net carrying value of loan principal or accrued interest, and that no additional allowance for credit loss is considered necessary at this time.

A rollforward of the allowance for credit loss as of December 31, 2007 and 2008, follows:

	2007	2008
	(in thousands)
Balance at beginning of year	$—	$1,900
Valuation charge for current fair value	1,900	296,000
Transferred from Other Accounts	—	2,410
Balance at end of year	$1,900	$300,310

A rollforward of the allowance for credit loss as of September 30, 2009, follows:

2009
(in thousands)
Balance at beginning of year	$300,310
Valuation charge for current fair value	82,000
Transferred from Other Accounts	(45,310)
Balance at end of year	$337,000

Valuation of Real Estate Held for Development

As discussed above, real estate held for development consists primarily of properties acquired as a result of foreclosure or purchase and is reported at the lower of carrying value or fair value, less estimated costs to sell the property. Costs related to the development or improvement of the assets are capitalized and costs relating to holding the assets are charged to expense. We had $62.8 million and $0 of such assets at December 31, 2008 and 2007, respectively. The 2008 valuation provision charge also includes $27.2 million relating to the write-down of the underlying collateral for nine loans that were acquired by foreclosure during the year ended December 31, 2008. The impairment charges relating to real estate held for development are not subject to reversal and will be adjusted only at the time of disposition of the related collateral.

Trends in Interest Income and Effective Portfolio Yield

At September 30, 2009 and December 31, 2008, our loan portfolio had a weighted average note rate of 11.56% per annum and 12.18% per annum, respectively. For the income on these yields to be fully realized, all loans must be “performing” and accrued interest income must be deemed to be collectible. At September 30, 2009 and December 31, 2008, accrued interest income totaled $11 million and $10.5 million, respectively, and note rate interest earned, but not accrued, totaled approximately $40 million and $7.8 million, respectively. Based on the Manager’s assessment of our portfolio and current defaults, the Manager anticipates that additional loans will be placed in non-accrual status over the next several quarters resulting in the deferral (but not necessarily impairment) of corresponding amounts of interest income, default interest and fees. Moreover, the Manager has modified certain loans in our portfolio, the result of which has resulted in an extended term of maturity on those loans of two years or longer and, in some cases, has required us to accept an interest rate reflective of current market rates, which are lower than in prior periods. Accordingly, the Manager believes that net interest income, as a percent of the total portfolio (the combined total of both accrual and non-accrual loans), will decline, thereby further reducing monthly earnings and the resulting yields to the members. While the Manager believes much of the deferred amounts may be ultimately realized, we cannot provide any assurance that any deferred amounts (including non-accrual interest, default interest or fees) will be realized or that future yields will approximate current or historical yields.

Interest Earning Assets Deployment Ratio

Our interest income and net earnings for any period is a function of multiple factors, the most significant of which are the current principal loan balances outstanding, the current weighted average yield on the loan portfolio, the amount of non-earning assets held, and the ratio of earning assets deployed between our loan portfolio and existing cash (money market) accounts, referred to as the interest earning asset “deployment ratio.”

We historically targeted a deployment ratio of 95% – 97% of available capital in loans with the remaining funds to be held as working capital/liquidity balances in money market or investment accounts. While our target was generally to have a minimum of 95% of our earning assets invested in loans, the actual deployment ratio is a function of multiple factors, including:

•	pending fundings of loans that have completed the underwriting process;
•	anticipated loan fundings;
•	average size of loans in the underwriting process;
•	expected loan reductions or payoffs;
•	pending member redemptions;
•	direct expenses, and
•	other anticipated liquidity needs.

Accordingly, depending on the average ratio of earning assets deployed as loans versus balances in money market accounts, our earnings for a given period will vary significantly. While the Manager’s intent is to continue to manage to a minimum 95% deployment ratio, it is likely that average deployment will be less than this targeted level given the increasing level of loan defaults and foreclosures.

Leverage to Enhance Portfolio Yields

We have not historically employed leverage to enhance our portfolio’s current yield. However, the Manager may deem it beneficial, if not necessary, to employ leverage for us in the future. In February 2008, we secured a $10 million loan, of which only $8 million was drawn. This loan was repaid in the second quarter of 2008 and there was no outstanding principal balance at December 31, 2008.

Additionally, during the nine months ended September 30, 2009, the Manager drew $6 million under its line of credit with a bank to provide liquidity for us. This loan is secured by certain of our portfolio loans. During the nine months ended September 30, 2009, we repaid principal of $3.4 million under this loan commensurate with principal paydowns received from related borrowers, resulting in a balance at September 30, 2009 of $2.5 million. The line of credit is collateralized by specific portfolio loans and underlying deeds of trust and a guarantee of the Manager’s chief executive officer.

Off-Balance Sheet Arrangements

For certain loans, upon their initial funding, a reserve for future interest payments is deposited into a controlled disbursement account in the name of the borrower for our benefit. These accounts, which are held in the name of the borrowers, are not included in the accompanying balance sheets. We do not have any other off-balance sheet arrangements.

Contractual Obligations

The financial obligations to the Manager under the operating agreement, as described elsewhere in this consent solicitation/prospectus, and funding commitments to borrowers, as of September 30, 2009, reflect our contractual obligations as of such date. Additionally, during the quarter ended September 30, 2009, the Manager engaged the services of an outside consulting firm to assist with general portfolio oversight and in the determination of the specific asset disposition strategy. The Manager also engaged a consultant to assist in the identification of financing and capital raising alternatives. Collectively, these consultants receive $130,000 per month for their services and the contract is cancelable by either party with 60 day written notice. All of our lending commitments as of September 30, 2009, are expected to be funded within one year. Aside from these commitments, we have no other contractual obligations at September 30, 2009.

See the section titled “Liquidity and Capital Resources” for additional information.

Liquidity and Capital Resources

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Due to unprecedented dislocations in the real estate and capital markets, we have incurred a significant reduction in loan payoffs from borrowers and an increase in delinquencies, non-performing loans and real estate owned, resulting in a substantial reduction in our cash flows. The Manager has taken a number of measures to seek to provide liquidity for us, including, among other things, engaging in efforts to sell whole loans and participate interests in certain loans in our portfolio, and to liquidate certain real estate. However, the dislocations and uncertainty in the economy, and in the real estate, credit, and other markets, have created an extremely challenging environment that will likely continue for the foreseeable future, and there can be no assurance that we will have sufficient liquidity to continue as a going concern.

Requirements for Liquidity

We require liquidity and capital resources for various financial needs, including loan fundings, maintenance and development costs for real estate owned, management fees, loan enforcement costs, interest on participations, and dividends and other distributions.

Loan Fundings

We require adequate liquidity to fund initial loan advances to the borrowers, which are typically less than the face amount of the mortgage loan notes, and for disbursements to fund construction costs, development and other costs, and interest. As is customary in the commercial lending business, our loan terms may require the establishment of funded or unfunded interest reserves which are included as part of the note commitment and considered in the loan to value ratios at the time of underwriting. In some cases, the borrower may elect to pay interest from its own sources. At September 30, 2009, two of our borrowers have remaining funded or unfunded interest reserves, and 56 of our borrowers are scheduled to pay interest from other sources or have depleted any available interest reserves. On certain loans, upon their initial funding, the reserve for future interest payments is deposited into a controlled disbursement account in the name of the borrower for our benefit. These accounts, which are held in the name of the borrowers, are not included in the accompanying balance sheets.

Estimated future commitments for construction or development costs, and for interest, are recorded on the consolidated balance sheets as an Undisbursed Portion of Loans-in-process and Interest Reserves, which are deducted from Mortgage Loan Note Obligations. As of September 30, 2009 and December 31, 2008, undisbursed loans-in-process and interest reserves balances were as follows:

	December 31, 2008			September 30, 2009
	Loans Held to Maturity	Loans Held for Sale	Total	Loans Held to Maturity	Loans Held for Sale	Total
	(in thousands)
Undisbursed Loans-in-process per Note Agreement	$66,035	$32,633	$98,668	$50,483	$2,672	$53,155
Less: amounts not to be funded	(39,461)	(13,767)	(53,228)	(46,408)	—	(46,408)
Undisbursed Loans-in-process per Financial Statements	$26,574	$18,866	$45,440	$4,075	$2,672	$6,747

The contractual amount of unfunded loans in process and interest reserves totaled $53.2 million and $98.7 million at September 30, 2009 and December 31, 2008, respectively. The decrease in this balance is due to funding of existing construction loan commitments in the first nine months of 2009 or foreclosure of the related collateral. While the contractual amount of unfunded loans in process and interest reserves total $53.2 million at September 30, 2009, the Manager estimates that it will fund no more than $6.7 million. The difference of $46.4 million is not expected to be funded and relates to loans that are in default, loans that have been modified to lower the funding amount, and loans whose funding is contingent on various project milestones, many that have not been met to date and are not expected to be met given current economic conditions. Accordingly, these amounts are not reflected as funding obligations in the accompanying consolidated balance sheets.

While the Manager may choose to modify loan terms with current borrowers and to commit additional funds if deemed appropriate by the Manager, we had not executed any “Commitment to Fund” letters for new loans as of September 30, 2009.

Maintenance and Development Costs for Real Estate Owned

We require liquidity to pay costs and fees to preserve and protect the real estate we own. Real estate held for development or sale consists primarily of properties acquired as a result of foreclosure or purchase and is reported at the lower of carrying value or fair value, less estimated costs to sell the property. At September 30, 2009 and December 31, 2008, our real estate owned was comprised of 15 properties and 10 properties, respectively, acquired through foreclosure or purchase, with a carrying value of $97.3 million ($90.2 million held for development and $7.1 million held for sale) and $62.8 million, respectively. Costs related to the development or improvement of the assets are capitalized and costs relating to holding the assets are charged to expense. Cash outlays for capitalized development costs totaled $2.4 million during the nine months ended September 30, 2009. In addition, costs related to holding and maintaining these properties, which were expensed and included in operating expenses for real estate owned in the accompanying consolidated statement of operations, totaled approximately $2.8 million (including $1.8 million in property taxes due for foreclosed properties) and $62,000 during the nine month periods ended September 30, 2009 and 2008, respectively, and $1.5 million and $62,000 for the three months ended September 30, 2009 and 2008, respectively. The nature and extent of future costs for these properties depends on the level of development undertaken, the number of additional foreclosures and other factors.

Management Fees and Loan Enforcement Costs

We also require liquidity to pay management fees to the Manager, to pay direct expenses related to loan enforcement activities on defaulted loans, foreclosure activities, and costs related to properties acquired through foreclosure. All administrative and certain overhead expenses are paid by the Manager, as permitted by the operating agreement. Such costs include payroll and direct costs associated with loan origination activities, as well as member development and operations, and other general overhead costs. For a summary of management-related expenses and fees, please see the discussion of our results of operations above.

Interest Expense

We also require liquidity to pay interest expense on loan participations sold, including those sold to the Manager. As discussed above, when we participate a loan, we record all of the interest income attributable to the aggregate principal amount of the loan as income and record and incur interest expense based on the rate paid to the participating lender. For a summary of interest expense, please see the discussion of our results of operations above. While we are generally able to pay this interest expense with interest income received on the loan participated, if the borrowers of the loans that we have participated default on such loans, we will be required to use other funds to pay participation interest expense.

Dividends and Other Distributions

We have historically required liquidity to fund distributions to the members, and following the consummation of the Conversion Transactions will require liquidity to fund dividends or other distributions to our stockholders. Historically, we have retained a portion of earnings as a reserve for accrued but uncollected interest, and had designated an equivalent cash amount for the distribution of these amounts to the members, or the Loan Loss Reserve. The Loan Loss Reserve was eliminated with our recording of the valuation provision charge of $323.2 million for the year ended December 31, 2008. Given our borrowers’ inability to secure financing to repay loans, it is anticipated that additional loans will become non-performing, which would have an adverse impact on our earnings, as well as create a cash shortfall for the payment of distributions to the members. The timing of repayment of outstanding principal and interest amounts cannot be predicted at this time and could take a year or longer to be collected. See above for a discussion and summary of distributions made.

Member Redemptions

Finally, liquidity has been necessary to fund redemption requests from the members. The ability of the members to redeem their membership units is subject to several limitations set forth in the operating agreement, including waiting periods, the determination by the Manager that redemption will not jeopardize our tax or legal status, an annual aggregate limit on redemptions, and the availability of adequate cash. Please see above for a discussion and summary of redemptions paid. Effective October 1, 2008, the Manager elected to, among other actions, suspend the acceptance and payment of all redemption requests. After the consummation of the Conversion Transactions, the member redemptions will no longer be applicable as holders of common stock do not have redemption rights.

Sources of Liquidity

Our primary sources of liquidity have been investments by the members in additional membership units, sales of participations in loans, sales of whole loans, interest income from borrowers, and loan payoffs by borrowers. Upon consummation of the Conversion Transactions, we expect our sources of liquidity to be similar, except we expect to have increased opportunities to raise money from the public markets.

New Member Investments

Effective October 1, 2008, the Manager elected to suspend certain of our activities, including the acceptance of any additional member investments and the ability of the members to reinvest earnings that may have otherwise been distributed to them. As such, until such time that our historical activities resume, if ever, new member investment will no longer be considered a source of liquidity.

New investments in membership units by the members, excluding reinvestment of distributions, totaled $250.9 million, $349.5 million, and $176.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. As a result, the members’ equity (excluding retained earnings and accumulated deficit) increased from $576.8 million at December 31, 2007 to $730.4 million at December 31, 2008. While new member activity remained robust for the majority of 2008, the decrease from 2007 reflects the compression of the economy and real estate, credit and other markets, and the negative perception of the real estate industry.

Upon consummation of the Conversion Transactions, we expect to access the capital markets from time to time.

Participations and Whole Loans Sold

At times when substantially all available capital has been deployed, or the Manager wishes to mitigate our portfolio risk, for purposes of creating liquidity for us, the Manager may elect to either sell to third parties or purchase on its own account all or a portion of the loans in which we have invested. The sales of whole loans or participations are at the par value of the loan. In the case of sales and participations to the Manager, the Manager has typically pledged the purchased loan to a commercial bank as collateral on its line of credit. The Manager generally uses the proceeds from the line of credit, together with other funds of the Manager, to purchase the loan from us. We typically repurchase loans from the Manager, although we are not obligated to do so. The sales of loans to the Manager are also accounted for as secured borrowings, and are separately identified in our financial statements as borrowings from the Manager. See the section entitled “Mortgage Loans, Participations and Loan Sales,” above.

Interest Income

Interest payments and repayments of loans by our borrowers are governed by the loan documents and by our practices with respect to granting extensions. A majority of our portfolio loans have a provision for an “interest reserve” for the initial term of the loan, which requires that a specified portion of the mortgage loan note total is reserved for the payment of interest. When that portion is exhausted, the borrower is required to pay interest from other sources. If the interest is funded in cash when the loan closes, then interest payments are made monthly from a segregated controlled disbursement cash account which is controlled by the Manager and held in the name of the borrower. If the interest reserve is not funded at the closing of the loan, then the interest payment is accrued by adding the amount of the interest payment to the loan balance, and we use our general cash reserves to distribute that interest to the members or loan participants. The receipt of interest income paid in cash by our borrowers creates liquidity; however, our practice of utilizing unfunded interest reserves uses liquidity. For a summary of interest income, see the discussion of our results of operations above.

Loan Payments

The repayment of a loan at maturity creates liquidity. In the case of an extension, the Manager typically charges the borrower a fee for re-evaluating the loan and processing the extension. Borrowers do not customarily pay this fee out of their own funds, but instead usually pay the fee out of available unfunded loan proceeds, or by negotiating an increase in the loan amount sufficient to pay the fee. However, to the extent that we extend a loan, we do not generate liquidity because the Manager, and not the Fund, receives the extension fee, if any. Upon consummation of the Conversion Transactions, we would receive the extension fee. During the nine months ended September 30, 2009, the Fund received loan principal payments totaling $6.7 million. Excluding loan balances past scheduled maturity, we own loans with scheduled maturities in the fourth quarter of 2009 and the first quarter of 2010 totaling $22.2 million. However, due to the state of the economy and the compressed nature of the real estate, credit and other markets, loan defaults have continued to rise and are expected to rise further and there can be no assurance that any part of these loans will be repaid, or when they will be repaid.

See the section entitled “Results of Operations for the Nine and Three Months Ended September 30, 2009 and 2008” for information regarding interest income.

Disposition of Real Estate Owned

The sale of real estate owned creates liquidity for us. During the nine months ended September 30, 2009, we received proceeds totaling $770,000 from the sale of real estate. As development of certain real estate projects is completed, we anticipate that proceeds from the disposition of real estate will increase in the future. However, there can be no assurance that any real estate will be sold at a price in excess of the current book value of such real estate.

Supplemental Liquidity

In addition to the customary liquidity elements discussed above, we continue to seek additional sources to create liquidity should the need arise. In addition to our having approximately $2.5 million in cash on hand at September 30, 2009, the Manager also has $5.2 million in bank lines of credit available to monetize our loans, which was reduced to $2.5 million subsequent to September 30, 2009. Accordingly, we have no current availability under this line of credit. During the nine months ended September 30, 2009, the Manager drew $6 million under its line of credit with a bank to provide liquidity to us, of which $3.5 million has been repaid. Additionally, we may create liquidity from the sale of real estate owned, whole loans or loan participations.

Cash Flows for the years ended December 31, 2006, 2007 and 2008

Cash provided by operating activities was $49.2 million, $42.8 million and $15.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. Cash provided by operating activities includes the cash generated from interest and other mortgage income from our loan portfolio, offset by amounts paid for management fees to the Manager and interest paid on participated loans to the Manager for short-term borrowings, and to banks for notes payable. The increase in the year over year amount is attributed to the growth realized in our loan portfolio and resulting mortgage income.

Net cash used by investing activities was $180.7 million, $252.3 million and $174.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. The change in net cash used by investing activities was attributable to a decrease in the number and amount of mortgage loan fundings ($239.9 million, $356.6 million and $244.3 million during the years ended December 31, 2008, 2007 and 2006, respectively), coupled with a decrease in loan paydowns during the same periods ($36.4 million, $104.3 million and $70 million during the year ended December 31, 2008, 2007 and 2006, respectively). In addition, we generated $31.3 million in proceeds from the sale of a whole loan and invested $8.6 million in real estate held for development.

Net cash provided by financing activities was $81.7 million, $271 million and $158.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. The majority of the change in cash from financing activities resulted primarily from an increase in the member redemptions and the member distributions, which totaled $164.7 million, $73.4 million, and $31.3 million for the years ended December 31, 2008, 2007 and 2006, respectively. The change in net cash from financing activities was exacerbated by a decrease in the sale of the membership units, totaling $250.9 million during the years ended December 31, 2008, as compared to $349.5 million for the same period in 2007, and $176.1 million in 2006. Additionally, we experienced a net increase of $9.2 million in proceeds from the sale and repurchase of whole loans, loan participations and borrowings from, and repayments to, the Manager from December 31, 2007 to 2008.

Additionally, while we experienced a decrease in net proceeds from whole loan activity of $8.4 million from 2006 to 2007, there was no such activity in 2008. Also, we significantly increased our participated loans from $5.8 million in 2006 to $36.4 million in 2007, as compared to none in 2008. Similarly, the reacquisitions of participated loans increased from $5.2 million in 2006 to $41.4 million in 2007, as compared to none in 2008. Also contributing to cash flows from financing activities was borrowings from the Manager of $0, $10 million and $12.9 million, during 2008, 2007 and 2006, respectively. Repayments of borrowings from the Manager were $0, $14.4 million and $8.4 million during 2008, 2007, and 2006, respectively. During 2008, we received proceeds from a bank note totaling $8,000 and repaid this entire amount during the year.

Cash Flows for the Nine Months Ended September 30, 2009 and 2008

Cash provided by operating activities was $13.5 million and $36.3 million for the nine months ended September 30, 2009 and 2008, respectively. Cash provided by operating activities includes the cash generated from interest and other mortgage income from the Fund’s loan portfolio, offset by amounts paid for management fees to the Manager and interest paid on participated loans, to the Manager for short-term borrowings, and to banks for notes payable. The decrease in the year over year amount is attributed to the decrease in the income-earning balance of our loan portfolio and resulting mortgage income.

Net cash used by investing activities was $20.7 million and $163.2 million for the nine months ended September 30, 2009 and 2008, respectively. The decrease in net cash used by investing activities was attributable to a decrease in the number and amount of mortgage loan fundings ($25.8 million and $220.9 million during the nine months ended September 30, 2009 and 2008, respectively), coupled with a decrease in loan paydowns during the same periods ($6.7 million and $34.5 million during the nine months ended September 30, 2009 and 2008, respectively). Moreover, we decreased the amount expended on real estate held for development ($2.4 million and $8.1 million during the nine months ended September 30, 2009 and 2008, respectively). In addition, we generated $31.3 million in proceeds from the sale of a whole loan in 2008 as compared to none in 2009. Moreover, we collected $770,000 from the sale of real estate in 2008.

Net cash used by financing activities was $14.1 million for the nine months ended September 30, 2009, as compared to net cash provided by financing activities of $111 million for the same period in 2008. The primary reason for the decrease in cash from financing activities is the suspension of certain of our activities, including the cessation of acceptance of member capital and payment of redemptions. Proceeds from the sale of membership units totaled $251 million during the nine months ended September 30, 2008, as compared to none during the nine months ended September 30, 2009. Additionally, member redemptions totaled $113.2 million for the nine months ended September 30, 2008, as compared to none in 2009. Member distributions also decreased during the reporting period ($16.7 million and $23.3 million during the nine months ended September 30, 2009 and 2008, respectively) as a result of the Fund’s suspension of the distribution reinvestment plan. Also, we generated proceeds from borrowings of $6 million and $8 million for the nine months ended September 30, 2009 and 2008, respectively, repaid $3.5 million and $8 million during the same periods, respectively.

Critical Accounting Policies

Revenue Recognition

Interest on mortgage loans is recognized as revenue when earned using the interest method based on a 365 day year. We do not recognize interest income on loans once they are deemed to be impaired and placed in non-accrual status. Cash receipts are first allocated to interest, except when such payments are specifically designated by the terms of the loan as principal reduction. Loans with a principal or interest payment one or more days delinquent are in technical default and are subject to numerous fees and charges, including default interest rates, penalty fees and reinstatement fees. Often these fees are negotiated in the normal course of business and, therefore, not subject to estimation. Accordingly, income pertaining to these types of fees is recorded as revenue when received.

In accordance with the operating agreement, all fees relating to loan origination, documentation, processing, administration, loan extensions and modifications are paid to the Manager.

Mortgage Loans

Origination and Acquisition

Prior to our decision to suspend funding of new loans, we only originated or acquired mortgage loans from borrowers that the Manager believed had sufficient equity in the real estate securing the loans and that otherwise met our underwriting standards (or, in the case of opportunistic loan purchases, that would have met our underwriting standards had we been the original lender). Historically, we did not evaluate loans based exclusively on a credit scoring model or a standard checklist. Rather, we utilized a residual analysis methodology, whereby we tested whether there was sufficient “equity” in the loan such that, in the event of a default and foreclosure, we could complete development of the project in a manner such that the fair value of the project in the marketplace would exceed our aggregate investment, ideally generating a return of between 18% and 20% or more. In conducting this analysis, the Manager, among other things, considered the market conditions in the geographic location of the property securing the loan, engaged in discussions with developers and other experts in the local market to verify borrower assertions as to market conditions and direction, discussed with national experts it had on retainer the potential market conditions impacting appreciation or depreciation in the value of the property securing the loan and, if applicable, evaluated the current and projected revenue from the property, and the expected levels of applicable rental and occupancy rates. We believed that focusing on the value of the underlying real estate is important because the real estate was our primary source of payment of the loan, and residual analysis mitigates the likelihood of lending too much money in relation to the project’s value. Similar to conventional lenders, we rely upon the skill of independent appraisers to value the collateral underlying our loans.

As is customary in the commercial lending business, our loan terms may require the establishment of funded or unfunded interest reserves which are included as part of the note commitment and considered in the loan to value ratios at the time of underwriting. In some cases, the borrower may elect to pay interest from its own sources. At December 31, 2008, 18 of our borrowers had established either funded or unfunded interest reserves, and 44 of our borrowers were scheduled to pay interest from other sources.

Allowance for Credit Losses

Our mortgage loans, which are deemed to be collateral dependent, are subject to a downward valuation adjustment or write-down based on the Manager’s determination of the estimated realizable value of the subject collateral in relation to the outstanding mortgage balance, including accrued interest related costs. The fact that a loan may be temporarily past due does not result in a presumption that the loan is impaired. A loan is deemed to be impaired when, based on current information and events, it is probable that the Fund will be unable to ultimately collect all amounts due according to the contractual terms of the loan agreement.

Generally, a loan is placed in non-accrual status when it is past its scheduled maturity by more than 90 days, when it becomes delinquent as to interest due by more than 90 days or when the related estimated realizable value is less than the total principal, accrued interest and related costs. The Manager may determine that a loan, while delinquent in payment status, should not be placed in non-accrual status in instances where the estimated realizable value of the loan collateral far exceeds the principal the accrued interest, thereby making the current investment relatively less risky. In addition, a loan may be placed in or removed from non-accrual status when the Manager makes a determination that the facts and circumstances warrant reclassification irrespective of the current payment status.

Losses may occur from investing in real estate loans. Evaluating the collectability of a real estate loan is a matter of judgment. On a quarterly basis, we evaluate our real estate loan portfolio for impairment on an individual loan basis, except for loans that are cross collateralized within the same borrowing groups. For those loans, we perform both an individual evaluation as well as a consolidated evaluation to assess our overall exposure for such loans. As such, we believe relevant circumstances are considered by the Manager to determine impairment and the need for specific allowances.

We utilize applicable accounting guidance in evaluating the collectability of a loan and for determining the valuation of our loan portfolio. In accordance with such guidance, we perform an evaluation for impairment for all loans in default as of the applicable measurement date. A loan is considered to be impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Further, applicable accounting guidance requires that the impairment, if any, be measured based on the “fair value” of the collateral if the creditor determines that foreclosure is probable. If the loan is collateral dependent, impairment is to be measured at the balance sheet date based on the then fair value of the collateral in relation to contractual amounts due under the terms of the loan. All our loans are deemed to be collateral dependent.

In determining fair value, we have adopted applicable accounting guidance, which establishes a framework for measuring fair value in accordance with GAAP and clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This statement applies whenever other accounting standards require or permit fair value measurement.

Based upon this evaluation, a determination is made as to whether an allowance for credit loss is required and, if so, whether it is adequate to cover any potential losses. Additions to the allowance for credit loss are charged to the provision for credit loss. Recoveries of previously charged off amounts are credited to the provision for credit loss. The fair value measurement is made as of the respective balance sheet date. Depending on market conditions, subsequent updates could yield materially different values and potentially increase or decrease the allowance for credit loss.

Loans Held for Sale

Loans for which we have the intent to sell, subsequent to origination or acquisition, are classified as loans held for sale. Loans classified as held for sale are generally subject to a specific marketing strategy or a plan of sale.

Loans held for sale are accounted for at the lower of cost or market on an individual basis and are reported as a component of mortgage loans. Direct costs related to selling these loans are deferred until the related loans are sold and are included in the determination of the gains or losses upon sale. Valuation adjustments related to loans held for sale are reported in mortgage loans and other expenses, and are not included in the allowance for loan losses or the provision for credit loss.

Discounts on Acquired Loans

We account for mortgages acquired at a discount in accordance with applicable accounting guidance which requires that the amount representing the excess of cash flows estimated by us at acquisition of the note over the purchase price is to be accreted into purchase discount earned over the expected life of the loan (accretable discount). Subsequent to acquisition, if cash flow projections improve, and it is determined that the amount and timing of the cash flows related to the nonaccretable discount are reasonably estimable and collection is probable, the corresponding decrease in the nonaccretable discount is transferred to the accretable discount and is accreted into interest income over the remaining life of the loan using the interest method. If cash flow projections deteriorate subsequent to acquisition, or if the probability of the timing or amount to be collected is indeterminable, the decline is accounted for through the provision for credit loss. Until such time that the timing and amount to be collected under such loans is determinable and probable as to collection, no accretion shall be recorded.

Participations Issued and Whole Loans Sold

In order to facilitate our liquidity needs, we occasionally issue participating interests in loans. With the Manager’s election to suspend the acceptance of additional member contributions and the funding of new loans, the Manager anticipates increased loan participations and loan sales in order to meet current liquidity demands in its current portfolio. Historically, these transactions were made at par and for no more than 50% of a loan’s principal balance, and we generally remained the servicing agent for the loan. It is expected that any future loan participations or loan sales would occur at or near par. Under terms of the participation agreements, we are pari-passu with the purchaser pertaining to all rights, privileges and obligations of ownership. However, because the participated interests are not legally isolated from us in a bankruptcy-remote, separate legal entity, these participations are recorded as secured borrowings by us and classified as “Participations in Mortgage Investments Sold.” Under this structure, interest earned by us on the entire loan is recorded as interest income, and interest earned by the purchaser is recorded as interest expense. However, in light of current economic conditions, it may be necessary to employ alternative structures for loan participations.

In order to facilitate short-term cash needs, we historically sold whole loans at par to the Manager and to third parties, though there was no intent to sell the loans at the time of origination. Under terms of the whole loan sale agreements, the purchasers assume all rights, privileges and obligations of ownership. The loans sold to the Manager have historically been repurchased and the loans sold to third parties have been periodically repurchased at their request. The loans sold to the Manager were not legally isolated from us in a bankruptcy-remote, separate legal entity and, therefore, we recorded these sales as secured borrowings. For whole loans sold to third parties, assignment of our interest in the promissory note, deeds of trust and guaranties were executed, servicing was transferred and the loan is removed from our books at par with no gain or loss on sale recorded. Under terms of these transactions, we have no legal right or obligation to repurchase and the purchaser does not have a legal right to require repurchase.

Real Estate Owned

We account for real property held for development in accordance with applicable accounting guidance, which requires an impaired asset (real property or intangible) to be written down to fair value. In accordance with such guidance, we account for assets received in satisfaction of a receivable the same as if the assets had been acquired for cash, such as in the case of foreclosure. Real estate held for development is carried at cost, net of impairment losses. The estimation process involved in the determination of fair value is inherently uncertain since it requires estimates as to future events and market conditions. This process assumes our ability to complete development and dispose of the real estate in the ordinary course of business based on our present plans and intentions. Economic, market, environmental and political conditions may affect plans for development and marketing of these properties. In addition, the implementation of these plans could be affected by the availability of financing for development and construction activities, if financing is required. Accordingly, the ultimate fair values of the our real estate are dependent upon future economic and market conditions, the availability of financing, and the resolution of political, environmental and other related issues, many of which are beyond our control.

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. As of the dates of the balance sheets, the respective carrying value of all balance sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, mortgage investments, accrued interest, amounts payable to the Manager and payables to the members. Fair value of cash equivalent amounts payable to the Manager and payables to the members are assumed to approximate carrying values because these instruments are short term in duration. Fair value of the mortgage investments and accrued interest are measured in accordance with applicable accounting guidance.

Statement of Cash Flows

Certain loans in the our portfolio contain provisions which provide for the establishment of interest reserves which are drawn from the existing note obligation for the satisfaction of monthly interest due in accordance with the terms of the related notes. For purposes of reporting, draws are reflected as cash transactions in accrued interest and mortgage loan fundings in the accompanying consolidated statements of cash flows.

Use of Estimates

In accordance with GAAP, the Manager has made a number of estimates and assumptions with respect to the reporting of assets and liabilities and the disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates. These estimates primarily include the allowance for credit loss, valuation of real estate owned and the accretable amount and timing for loans purchased at a discount.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements that are applicable to the Fund, see Note 2 to the unaudited consolidated financial statements of the Fund included in this consent solicitation/prospectus.

Quantitative and Qualitative Disclosures About Market Risk of IMH Secured Loan Fund, LLC

Our financial position and results of operations are routinely subject to a variety of risks. These risks include market risk associated primarily with changes in interest rates. We do not deal in any foreign currencies and do not enter into, or intend to enter into, derivative financial instruments for trading or speculative purposes. Moreover, due to the historically short-term maturities of our loans and the interest rate floors in place on all variable rate loans, market fluctuations in interest rates generally do not affect the fair value of our investment in the loans.

Our analysis of risks is based on our management’s and independent third parties’ experience, estimates, models and assumptions. These analyses rely on models which utilize estimates of, among other things, fair value and interest rate sensitivity. Actual economic conditions or implementation of decisions by our management may produce results that differ significantly from the estimates and assumptions used in our models and the projected results discussed in this proxy statement/prospectus.

As a result of the economic decline and market disruptions, we believe there are severe restrictions on the availability of financing in general and concerns about the potential impact on credit availability, liquidity, interest rates and changes in the yield curve. While we have been able to meet all of our liquidity needs to date, there are still concerns about the availability of financing generally, and specifically about the availability of take-out financing for our borrowers. This will likely result in increased defaults, non-accrual loans and foreclosures, which will impact our short-term mortgage income recognition. Further, the timing and amount received from the ultimate liquidation of those assets cannot be determined given the current state of the U.S. and worldwide financial and real estate markets.

Our assets consist primarily of investments in short-term commercial mortgage investments, real estate held for development, interest and other receivables and cash and cash equivalents. The principal balance on our aggregate investment in mortgage loans was $553.4 million and $613.9 million at September 30, 2009 and December 31, 2008, respectively (before the $337.0 million and $300.3 million allowance for credit loss, respectively). Our loans historically have had original maturities between six and 18 months. However, with the general lack of take out financing available to our borrowers, the Manager has modified certain loans to extend the maturity dates to two years or longer. At September 30, 2009, the weighted average remaining scheduled term of our outstanding loans was 23.7 months (excluding loans past their scheduled maturity at September 30, 2009), with 50.1% of the total portfolio at fixed interest rates and 49.9% of the total portfolio at variable interest rates. The interest rates on these loans may be fixed, or may vary with the Prime interest rate, generally subject to a minimum rate floor. At September 30, 2009, the weighted average rate on our fixed rate portfolio was 10.26% per annum, and was 12.87% per annum on our variable rate portfolio tied to the Prime interest rate. The weighted average interest rate on the aggregate portfolio was 11.56% per annum at September 30, 2009.

We seek to manage our risks related to the credit quality of our assets, interest rates, liquidity, prepayment speeds and market value while, at the same time, seeking to provide an opportunity to our stockholders to realize attractive risk-adjusted returns through ownership of our capital stock. While we do not seek to avoid risk completely, we believe the risks we face can be quantified from historical experience and we seek to actively manage these risks and to generate sufficient returns to justify the risks we undertake and to maintain capital levels consistent with those risks.

Credit Risk

We expect to be subject to varying degrees of credit risk in connection with our assets. We will seek to manage credit risk by, among other things, performing deep credit fundamental analysis of potential assets.

Prior to investing in any particular asset, our underwriting team, in conjunction with third party providers, will undertake a rigorous asset-level due diligence process, involving intensive data collection and analysis, to ensure that we understand fully the state of the market and the risk-reward profile of the asset. Credit risk will also be addressed through our management’s execution of an asset-specific business plan focused on actively managing the attendant risks, evaluating the underlying collateral and updating valuation assumptions, and determining disposition strategies. Additionally, investments will be monitored for variance from expected prepayments, defaults, severities, losses and cash flow on a monthly basis.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. We will be subject to various interest rate risks in connection with our assets and our related financing obligations. Although we currently do not intend to use leverage to finance our investments, we may in the future use various forms of financing to acquire our target assets, including, but not limited to: repurchase agreements, resecuritizations, securitizations, warehouse facilities, bank and private credit facilities (including term loans and revolving facilities) and borrowings under government sponsored debt programs. We may mitigate interest rate risk through utilization of hedging instruments, including but not limited to interest rate swap agreements. Interest rate swap agreements are intended to serve as a hedge against future interest rate increases on our borrowings.

Interest Rate Effect on Net Interest Income

Our operating results will depend, in part, on differences between the income earned on our assets and the cost of our borrowing and hedging activities. The cost of our borrowings will generally be based on prevailing market interest rates. During a period of rising interest rates, our borrowing costs generally will increase (1) while the yields earned on our fixed-rate mortgage assets will remain static and (2) at a faster pace than the yields earned on our floating and adjustable rate mortgage assets, which could result in a decline in our net interest spread and net interest margin. The severity of any such decline would depend on our asset/liability composition at the time as well as the magnitude and duration of the interest rate increase. Further, an increase in short-term interest rates could also have a negative impact on the market value of our target assets. If any of these events happen, we could experience a decrease in net income or incur a net loss during these periods, which could adversely affect our liquidity and results of operations. We expect that our short term lending portfolio will be less sensitive to short term interest rate movement. This is due to the traditionally short term maturities of that portfolio.

Interest Rate Cap Risk

We may acquire floating and adjustable rate mortgage assets, which generally will not be subject to restrictions on the amount by which the interest yield may change during any given period. Therefore, in a period of increasing interest rates, interest rate costs on our borrowings could increase without limitation by caps, while the interest-rate yields on our adjustable-rate and hybrid mortgage assets would effectively be limited. In addition, adjustable-rate and hybrid mortgage assets may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. This could result in our receipt of less cash income on such assets than we would need to pay the interest cost on our related borrowings. These factors could lower our net interest income or cause a net loss during periods of rising interest rates, which would harm our financial condition, cash flows and results of operations.

Interest Rate Mismatch Risk

We may fund a portion of our acquisition of mortgage loans and MBS assets with borrowings that are based on the London Interbank Offer Rate, or LIBOR, while the interest rates on these assets may be indexed to LIBOR or another index rate, such as the one-year Constant Maturity Treasury, or CMT, index, the Monthly Treasury Average, or MTA, index or the 11th District Cost of Funds Index, or COFI. Accordingly, any increase in LIBOR relative to one-year CMT rates, MTA or COFI will generally result in an increase in our borrowing costs that is not matched by a corresponding increase in the interest earnings on these assets. Any interest rate index mismatch could adversely affect our financial condition, cash flows and results of operations, which may negatively impact distributions to our stockholders. To mitigate interest rate mismatches, we may utilize the hedging strategies discussed above.

Prepayment Risk

Prepayment risk is the risk that principal will be repaid at a different rate than anticipated, causing the return on an asset to be less or more than expected. As we receive prepayments of principal on our assets, premiums paid on such assets will be amortized against interest income. In general, an increase in prepayment rates will accelerate the amortization of purchase premiums, thereby reducing the interest income earned on the assets. Conversely, discounts on these assets are accreted into interest income. In general, an increase in prepayment rates will accelerate the accretion of purchase discounts, thereby increasing the interest income earned on the assets.

Extension Risk

Our management will compute the projected weighted-average life of our assets based on assumptions regarding the rate at which borrowers will prepay the mortgages. In general, when we acquire a fixed-rate, adjustable-rate or hybrid MBS, we may, but are not required to, enter into an interest rate swap agreement or other hedging instrument that effectively fixes our borrowing costs for a period close to the anticipated average life of the fixed-rate portion of the related assets. This strategy is designed to protect us from rising interest rates because the borrowing costs are fixed for the duration of the fixed-rate portion of the related assets.

However, if prepayment rates decrease in a rising interest rate environment, the life of the fixed-rate portion of the related assets could extend beyond the term of the interest swap agreement or other hedging instrument. This could have a negative impact on our results of operations, as borrowing costs would no longer be fixed after the expiration of the hedging instrument while the income earned on the hybrid fixed-rate assets would remain fixed. In certain situations, we could be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

Market Risk

Market Value Risk.  Our available-for-sale securities will be reflected at their estimated fair value, with the difference between amortized cost and estimated fair value reflected in accumulated other comprehensive income pursuant to applicable accounting guidance. The estimated fair value of these securities fluctuates primarily due to changes in interest rates, among other factors. Generally, in a rising interest rate environment, the estimated fair value of these securities would be expected to decrease; conversely, in a decreasing interest rate environment, the estimated fair value of these securities would be expected to increase. As market volatility increases or liquidity decreases, the fair value of our assets may be adversely impacted. If we are unable to readily obtain independent pricing to validate our estimated fair value of the securities in our portfolio, the fair value gains or losses recorded in other comprehensive income may be adversely affected.

Real Estate Risk.  Commercial and residential mortgage assets are subject to volatility and may be affected adversely by a number of factors, including, but not limited to national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (including, but not limited to an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; and retroactive changes to building or similar codes. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loan or loans, as the case may be, which could also cause us to suffer losses.

Historically, due to the short-term maturities of our loans, our status, and the existence of interest rate floors on our variable rate loans, market fluctuations in interest rates generally had not affected the fair value of our investment in the loans. However, given the significant decline in the fair value of the underlying real estate collateral securing our loans and the lack of available take-out financing, we have experienced a significant increase in loans in default and loans placed in non-accrual status that has adversely affected our operating results and is expected to continue to do so in the future. At September 30, 2009 and December 31, 2008, respectively, the percentage of our portfolio principal in default status was 85.6% and 36.9%, respectively, and the percentage of our portfolio principal in non-accrual status was 81.4% and 15.6%, respectively.

Significant and sustained changes in interest rates could also affect our operating results. If interest rates decline significantly, some of the borrowers could prepay their loans with the proceeds of a refinancing at lower interest rates. Assuming we could not replace these loans with loans at interest rates similar to those that were prepaid (which, given our current status of not funding loans, is likely the case), prepayments would reduce our earnings and funds available for distribution to members. On the other hand, a significant increase in market interest rates could result in a slowdown in real estate development activity, which could reduce the demand for our real estate loans and the collateral securing the loans. Due to the complex relationship between interest rates, real estate investment and refinancing possibilities, we are not able to quantify the potential impact on our operating results of a material change in our operating environment other than interest rates. However, assuming our September 30, 2009 portfolio remained unchanged for one year, a 100 basis point increase or decrease in the prime interest rate would cause our portfolio yield to remain unchanged at 11.56% per annum. The result is due to the interest rate floor contained in our variable rate loans and current Prime rate. The following table presents the impact on annual interest income, assuming all loans were performing, based on changes in the prime rate (in thousands):

	(in thousands)
	September 30, 2009 Portfolio Information
	Fixed Rate	Variable Rate	Total
Outstanding Balance	$277,245	$276,111	$553,356
Current Weighted Average Yield	10.26%	12.87%	11.56%
Annualized Interest Income	$28,439	$35,533	$63,972

	Change in Annual Interest Income			Pro-forma Yield	Change In Yield
	Fixed Rate	Variable Rate	Total
Increase in Prime Rate:
0.5% or 50 basis points	$—	$—	$—	11.56%	0.00%
1.0% or 100 basis points	$—	$—	$—	11.56%	0.00%
2.0% or 200 basis points	$—	$41	$41	11.57%	0.01%
Decrease in Prime Rate:
0.5% or 50 basis points	$—	$—	$—	11.56%	0.00%
1.0% or 100 basis points	$—	$—	$—	11.56%	0.00%
2.0% or 200 basis points	$—	$—	$—	11.56%	0.00%

The following table contains information about our mortgage loan principal balances as of September 30, 2009, presented separately for fixed and variable rates and the calendar quarters in which such mortgage investments mature.

	(in thousands)
	Matured	Q4 2009	Q1 2010	Q3 2010	Q1 2011	Q1 2012	Q3 2012	Total
Loan Rates:
Variable	$212,740	$6,806	$—	$54,947	$1,618	$—	$—	$276,111
Fixed	157,515	13,403	2,030	1,169	4,965	392	97,771	277,245
	$370,255	$20,209	$2,030	$56,116	$6,583	$392	$97,771	$553,356
Less: Allowance for Credit Loss								(337,000)
Net Carrying Value								$216,356

As of September 30, 2009, we had cash and cash equivalents totaling $2.5 million (or 0.7% of total assets), all of which were held in bank accounts or highly liquid money market accounts or short-term certificates of deposit. We have historically targeted 3%-5% of the principal balance of our outstanding portfolio loans to be held in such accounts as a working capital reserve. However, our actual deployment may vary depending on the timing and amount of investor capital raised and the timing and amount of loans identified and funded. We believe that these financial assets do not give rise to significant interest rate risk due to their short-term nature.

Inflation

Virtually all of our assets and liabilities will be interest rate sensitive in nature. As a result, interest rates and other factors may influence our performance more so than inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Any distributions we may make to our stockholders will be determined by our board of directors. Any distributions will be based primarily on our taxable income and, in each case, our activities and balance sheet will be measured with reference to historical cost and/or fair market value without considering inflation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS OF INVESTORS MORTGAGE HOLDINGS INC. AND IMH HOLDINGS, LLC

The following discussion of our financial condition and results of operations should be read in conjunction with the audited financial statements and accompanying notes and other detailed information regarding the Fund, Investors Mortgage Holdings Inc. and IMH Holdings, LLC as of and for the years ended December 31, 2006, 2007 and 2008, and the unaudited financial statements and accompanying notes and other detailed information as of and for the nine months ended September 30, 2008 and 2009 included elsewhere in this consent solicitation/prospectus. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements. Please read “Special Note About Forward-Looking Statements” for additional information regarding forward-looking statements used in this consent solicitation/prospectus. The terms “we,” “us” and “our” refer to Fund, Investors Mortgage Holdings Inc. and IMH Holdings, LLC and their respective subsidiaries, unless the context requires otherwise. Undue reliance should not be placed upon historical financial statements since they are not indicative of expected results of operations or financial condition for any future periods.

Overview of the Business

Investors Mortgage Holdings Inc., or the Manager, was incorporated in June 1997 and in 2009 became a licensed mortgage banker in the State of Arizona. The Manager has a wholly-owned subsidiary, Investors Mortgage Holdings California, Inc., which is licensed as a real estate broker by the California Department of Real Estate. The Manager’s primary business is serving as the Manager of the Fund.

The Fund was organized in Delaware in May 2003 to originate, invest in and manage commercial mortgage loan investments, consisting primarily of short-term commercial mortgage loans collateralized by first mortgages on real property, and to perform all functions reasonably related thereto, including developing, managing and either holding for investment or disposing of real property acquired through foreclosure or other means.

The Manager and the Fund are part of the IMH Group. The IMH Group has diverse experience in many facets of real estate services. Other members of the IMH Group include, among others, IMH Holdings, LLC, or Holdings, an Arizona limited liability company formed in December 2008, and its wholly-owned subsidiaries, IMH Management Services, LLC and SWI Management, LLC, both Arizona limited liability companies. IMH Management Services, LLC provides human resources and administrative services, including employees, to the various members of the IMH Group, and SWI Management, LLC is engaged in various real estate and real estate related activities, including the management of Strategic Wealth & Income Fund, LLC, or the SWI Fund, for which SWI Management, LLC receives fees. The SWI Fund is an additional investment fund sponsored by Holdings which was launched in the first quarter of 2009 for the purpose of investing in various real estate related opportunities that exist in the current marketplace. The Manager has a variable interest in Holdings as the Manager potentially has the obligation to absorb the majority of the losses of Holdings. Therefore, the Manager has been deemed to be the primary beneficiary of Holdings, a variable interest entity, and has consolidated Holdings in its consolidated financial statements.

Recent Events and Response

The global and U.S. economies experienced a rapid decline in recent periods. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which has placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. In this regard, we continue to operate under very difficult conditions.

Short-term bridge loans to borrowers to facilitate real estate entitlement and development, and other interim financing, constitute the heart of the Fund’s business model. This model relies on market capital availability. However, current market conditions have reduced materially the traditional sources of take-out financing on which the Fund’s business model depends. The Manager believes it will take between 12 and 24 months or longer for markets and capital sources to begin to “normalize,” although there can be no assurance that the markets will stabilize in this time frame or at all.

During the quarter ended September 30, 2009, the Manager has continued to see a narrowing of the bid and ask price with respect to certain residential inventory, as well as upward movement on the bids for residential mortgage backed securities. The Manager believes that this could be a leading indicator that the supply and demand imbalance is improving, and a positive sign that the market is beginning to view residential real estate as sufficiently discounted. While these sales are often occurring at extremely discounted levels, the Manager believes this activity might well be viewed as a necessary initial stage of an eventual recovery.

Despite these positive signs, additional complexity arises when taking into consideration larger scale and expansive real estate projects such as those we currently own or that serve as collateral for our portfolio loans. The pool of potential buyers (and lenders to service those buyers) for these projects is significantly smaller, as builders and developers are often the likeliest candidates to purchase these projects. Although construction is not likely to begin again for some time, it is important to note that public homebuilders are slowly reentering the marketplace and positioning themselves to build residential lot inventory. Thus, we believe it is an encouraging sign that after an extended period of selling, some public homebuilders are now buying, although often times at a basis less than the cost to build.

While residential real estate might be the first market segment to recover, many forecasts indicate that commercial real estate will continue to fall. An additional layer of concern and complexity has surfaced with maturing commercial mortgage backed securities and the anticipated negative impact thereto. Indeed, many financial institutions are still not lending with any volume or conviction. We believe this makes it virtually impossible for borrowers with loans maturing today to obtain permanent financing on their projects.

The continued lack of adequate lender credit availability in the marketplace and the general illiquidity in financial markets here and abroad remain significant obstacles to a full economic recovery as well as for the liquidity on our assets. The Manager believes that it has positioned us well in order to take advantage of any future favorable shifts in the marketplace, however, it must continuously evaluate and consider events beyond its control in order to properly position us for desired results. Therefore, while we can seek to anticipate future events and manage proactively, we cannot control the uncertainties and vagaries of external market forces.

Our on-going strategy with respect to the Fund is designed to position the Fund as favorably as possible in this volatile environment. To do so, the Manager is seeking to capitalize on the Fund’s ability to acquire, originate and manage commercial mortgage loans, to maintain and protect current properties, and to generate sufficient liquidity.

During the nine months ended September 30, 2009, we drew $6.0 million under our line of credit with a bank and utilized these proceeds for the participation of certain of the Fund’s loans. During the quarter ended September 30, 2009, we repaid principal of $3.5 million under this line commensurate with principal pay downs received from the Fund, resulting in a balance at September 30, 2009 of $2.5 million, which is reflected in the bank line of credit liability in the accompanying consolidated balance sheet. While the line of credit is our obligation, it is collateralized by specific loans of the Fund and underlying deeds of trust and a guarantee of the Manager’s Chief Executive Officer. The proceeds were utilized by the Fund to meet the Fund’s on-going obligations and working capital requirements. Subsequent to September 30, 2009, the maximum availability under this line of credit was reduced from $6.0 million to $2.5 million. We are also actively pursuing other financing alternatives for us and for the Fund, although there is no assurance that existing financing arrangements will continue or that alternative financing will be secured.

We have modified certain loans in the Fund’s portfolio, which has resulted in an extended term of maturity on such loans of two years or longer and, in some cases, has required the Fund to accept an interest rate more reflective of current market rates, which are lower than in prior periods. We may decide to modify additional loans in the future in an effort, among other things, to seek to protect the Fund’s collateral.

During the period ended September 30, 2009, the Manager has been actively managing both the Fund’s loan portfolio as well as the Fund’s real estate owned, or REO portfolio.

Activities relative to the Fund’s REO portfolio have included: negotiating for the sale of certain REO properties; working with appropriate brokers to list and sell certain REO properties, some of which are already listed; negotiating or entering into settlement agreements with guarantors of certain loans or REO properties; working with municipalities regarding development plans and plat extensions on REO properties for the purpose of obtaining plat extensions ranging from one to six years; and analyzing and, when appropriate, seeking property tax reductions on REO properties.

With respect to the Fund’s loan portfolio, the Manager has negotiated the sale of selected loans; we are pursuing reductions in principal with borrowers and entering into agreements and receiving payments from several borrowers; we are monitoring and/or negotiating with several borrowers who are emerging from bankruptcy; and the Fund’s borrowers are working with municipalities regarding development plans and plat extensions on their properties for the purpose of obtaining plat extensions.

With respect to our management of the SWI Fund, the Manager continues to generate various fees from management, capital raising, investment and other activities of the SWI Fund. However, as a result of the current real estate market and resulting apprehension of investors, the growth rate of the SWI Fund anticipated by the Manager has not yet been realized.

The Manager can provide no assurance that the strategies the Manager is undertaking will succeed or the Manager’s objectives met. In addition, given the state of the real estate and credit markets, the Manager believes it is unlikely that the Fund’s historical operations will re-commence in the foreseeable future in the same manner previously operated or at all. The Manager continues to examine all material aspects of the Fund’s business for areas of improvement. However, if the real estate market does not return to its historical levels of activity and credit markets do not re-open more broadly, the Manager believes the realization of a full recovery of the Fund’s investments is unlikely to occur in a reasonable time frame or at all, and the

Manager may be required to liquidate portions of the Fund’s investment portfolio at a price significantly below the Fund’s initial investment basis and possibly below current carrying value.

Moreover, if the SWI Fund is unable to generate sufficient capital investment, it will unlikely be able to capitalize on investment opportunities in the marketplace and the Manager’s revenues will be further adversely affected.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Manager receives from borrowers, either directly or from loan proceeds, all revenue and fees from loan origination, processing, servicing and extension of Fund loans. As a result of the suspension of certain of the Fund’s activities, although the Manager may collect fees from time-to-time from the modification of existing loans or a portion of penalties or default fees, the suspension of the Fund’s lending activities has resulted in the loss of the Manager’s primary revenue source. As such, these factors raise substantial doubt about the Manager’s ability to continue as a going concern. To seek to address this concern, the Manager has taken, among others, the following steps:

•	implemented a comprehensive cost reduction program, including a reduction in staff. The reduction in staff affected nearly 60% of the Manager’s employees while preserving core functionality in all material operational areas. At this time, the Manager has stabilized monthly operating costs at approximately $400,000 per month,
•	on-going collaboration with investment banking firms to analyze and seek to close financing alternatives,
•	the continued exploration of opportunities through which the Manager can continue to participate in the capital markets, including, without limitation, the use of additional funding vehicles to capitalize on what the Manager believes are business opportunities arising from the disruptions in the capital and credit markets,
•	the engagement in on-going negotiations with creditors to seek to defer or otherwise restructure existing liabilities of the Manager, and
•	the consideration of other initiatives, to seek to insure the continued viability of the Manager as an operating entity,

Despite the cost-savings initiatives described above, the Manager can provide no assurance that its liquidity situation will improve in the near term or that the Manager will be able to continue as a going concern.

Selected Financial Data

The following table presents selected financial and operating data for the Manager for the periods indicated. The summary financial data was derived from the Manager’s audited financial statements and other financial records. All dollar amounts are expressed in thousands. As discussed elsewhere in this consent solicitation/prospectus, effective October 1, 2008, the Fund, among other things, stopped funding new loans (excluding financing of new loans in connection with the sale of collateral under existing loans or the sale of real estate owned), which served as the Manager’s primary revenue source.

	As of and for the year ended December 31,				As of and for the Nine months ended September 30,
	2005	2006	2007	2008	2008	2009
					(Unaudited)
Summary balance sheet items:
Cash and cash equivalents	$1,901	$3,584	$221	$2,588	$6,428	$89
Due from IMH Secured Loan Fund, LLC	$20	$4,502	$316	$780	$696	$7,332
Total assets	$2,656	$10,300	$6,266	$7,258	$11,450	$10,650
Line of credit	$—	$3,335	$500	$—	$1,000	$2,520
Total liabilities	$1,689	$7,018	$2,874	$5,858	$7,219	$6,036
Total equity	$967	$3,282	$3,392	$1,400	$4,231	$4,614
Summary Income statement items:
Loan origination fees	$10,182	$18,608	$28,595	$21,315	$20,327	$9,456
Total revenue	$10,452	$19,272	$30,231	$23,159	$21,805	$10,342
Operating expenses	$3,012	$3,410	$6,152	$7,287	$5,973	$3,520
Broker dealer commissions	$434	$2,220	$6,145	$5,389	$4,941	$—
Origination and related costs	$3,115	$6,370	$9,318	$6,854	$6,172	$1,148
Total expenses	$6,596	$12,394	$22,651	$22,601	$19,001	$6,664
Net earnings (loss)	$3,797	$6,727	$7,157	$214	$2,565	$3,296
Distributions to stockholders	$1,875	$4,413	$7,047	$2,206	$1,727	$132

Results of Operations for the Nine Months Ended September 30, 2009 and 2008

As allowed by the operating agreement, effective October 1, 2008, the Manager elected to suspend certain of the Fund’s activities, including acceptance of any additional member investments, the payment of outstanding redemption requests and the identification and funding of any new loans (excluding financing of new loans in connection with the sale of collateral under existing loans or the sale of real estate owned). Substantially all revenue earned by the Manager has historically arisen from loans originated on behalf of the Fund. For loans originated, the Manager receives certain revenues from loan origination activities and incurs various costs. The Manager’s revenue includes all fees (points) charged in connection with the loan origination process including origination, processing, documentation and administrative fees. Included in origination and related costs in the accompanying consolidated statements of earnings are fees paid to mortgage loan brokers who receive a co-broker fee for referring borrowers to the Fund and points to commercial banks who purchase participations in Fund loans. The Manager also pays fees to independent third-party broker dealers who refer investors (members) to the Fund. Further, the Manager historically paid substantially all operating costs incurred on behalf of the Fund. Effective October 1, 2008, the Manager discontinued paying certain direct expenses relating to the Fund’s operations, including public reporting costs, income tax compliance costs and other direct Fund operating costs that the Fund is now responsible for paying.

The management fee earned by the Manager for managing the Fund is an annual fee equal to 0.25% of the “Earning Asset Base” of the Fund, which is defined as mortgage loan investments held by us and income-earning property acquired through foreclosure and upon which income is being accrued under GAAP. Accordingly, when defaulted loans or foreclosed property enter into non-accrual status, or related income is otherwise not recorded, the loan is removed from the Earning Asset Base for purposes of computing management fees. In addition, we are entitled to 25% of any amounts recognized by the Fund in excess of the principal and note rate interest due in connection with Fund loans. Interest income is the amount of interest earned by the manager from money market and other short term investments.

Additionally, Holdings is paid various amounts for services rendered in connection with its management of the SWI Fund. Such revenues include asset management fees, organization fees, acquisition fees, and origination fees and are recorded as earned in accordance with the management agreement. A summary description of each fee is as follows:

Type of Fee	Description of Fee
Asset Management Fee	1.75% of cost basis of the SWI Fund assets divided by 12 months, payable monthly, reduced by 50% of origination fees earned
Organization Fee	0.5% of all capital contributions and senior notes issued
Acquisition Fee	2% of acquisition price of each investment, reduced by origination fees earned
Origination Fee	varies based on investment

Revenues

	Nine months ended September 30,
	(in thousands, except percentages)
	2008	2009	$ Change	% Change
Loan origination and related fees	$20,328	$9,456	$(10,872)	(53%)
Management fees and gains	1,219	481	(738)	(61%)
Fees from the SWI Fund	—	137	137	N/A
Other income	258	268	10	4%
Total Revenue	$21,805	$10,342	$(11,463)	(53%)

In accordance with the Fund’s operating agreement, the Manager receives from borrowers, either directly or from loan proceeds, all revenue and fees from loan origination, processing, servicing and extension. In addition to fees earned by the Manager for loan modifications executed during the nine months ended September 30, 2009, fees were earned from the expiration of refundable loan fees previously collected, which were refundable to the borrower in the event of loan payoff by a specified date. During the nine months ended September 30, 2009, revenues from loan origination and related fees were $9.5 million a decrease of $10.9 million or 53%, from $20.3 million for the nine months ended September 30, 2008.

Loan Origination and Related Fees.  The period over period decrease in loan origination and related fees is attributable to the decrease in the number of loans originated and/or modified and a reduction in the percentage of fees earned on these loans. During the nine months ended September 30, 2009, the Fund had 14 loan modifications with a total loan commitment of $217.0 million with loan fees averaging 4% of the total loan commitment amount. During the same period in 2008, the Manager originated and/or modified on behalf of the Fund 65 loans with a total loan commitment of $410.0 million with fees averaging 5% of the loan commitment amount. Since the Fund has suspended the funding of new loans given its current lack of liquidity, and given the decline of the economy and real estate and credit markets, the Manager anticipates the loan origination and related fees will likely continue to decrease in the future.

Management Fees and Gains.  During the nine months ended September 30, 2009, management fees and gains received from the Fund were $481,000 a decrease of $738,000 or 61%, from $1.2 million for the nine months ended September 30, 2008. The year over year decrease in management fee and gains is attributable to the decrease in the income-earning portion of the Fund’s loan portfolio. While the total loan portfolio was $553.4 million at September 30, 2009 as compared to $596.8 million at September 30, 2008, the income-earning loan balance decreased significantly to $102.8 million from $517.3 million for the same periods, respectively. Additionally, the Fund recognized approximately $2.4 million in default interest, fees and other gains, of which the Manager retains 25% during the nine months ended September 30, 2008 as compared to none in 2009. Additionally, the average portfolio interest rate (including performing and non-performing loans) was 11.56% per annum at September 30, 2009, as compared to 11.96% per annum at September 30, 2008. Also, the Fund recognized $7.2 million in accreted interest income during the nine months ended September 30, 2008, on which the Manager received 25%, as compared to none in 2009. Origination and related costs include the loan underwriting and management functions and related costs, including compensation to related employees. The accreted interest was recorded in connection with certain loans purchased at a discount. Due to the rapid and dramatic decline of the economy and real estate and credit markets, we anticipate an increase in defaults and foreclosures, which will likely result in a further increase in non-accrual loans and real estate owned, which are non-interest earning assets. As such, we anticipate a further decrease in management fees and gains in future periods.

During the nine months ended September 30, 2009, a subsidiary of Holdings, considered a variable interest entity of the Manager, received $137,000 in fees as manager of the SWI Fund which commenced operations in the first quarter of 2009. Other income remained comparable over the respective nine month periods.

Expenses

	Nine months ended September 30,
	(in thousands, except percentages)
	2008	2009	$ Change	% Change
Origination and related costs	$6,172	$1,148	$(5,024)	(81%)
Broker dealer commissions	4,941	__	(4,941)	(100%)
Operating expenses	5,973	3,520	(2,453)	(41%)
Depreciation and other expenses	242	571	329	136%
Software development charge	458	470	12	3%
Other costs and expenses	1,215	955	(260)	(21%)
Total expenses	$19,001	$6,664	$(12,339)	(65%)

Origination and Related Costs. During the nine months ended September 30, 2009, origination and related costs were $1.1 million, a decrease of $5.0 million or 81%, from $6.2 million during the nine months ended September 30, 2008. Origination and related costs include the loan underwriting and management functions and related costs, including compensation to related employees. With no loans being originated, the Manager had a $1.3 million reduction in loan incentives paid to underwriters. The Manager also significantly reduced its use of consultants and outside legal counsel and travel expenses in 2009, reduced expenses by $1.0 million. Additionally, the Manager’s significantly reduced its work force in the fourth quarter of 2008. The Manager’s reduction in force in October 2008 reduced expenses in 2009 by $2.5 million compared to the amount in the year ended December 31, 2008.

Broker Dealer Commissions.  During the nine months ended September 30, 2009, broker dealer commissions were $0, a decrease of $4.9 million or 100% for the nine months ended September 30, 2008. Since the Fund suspended the acceptance of any additional investments on October 1, 2008, the Fund paid $0 in commissions in the nine months ended September 30, 2009. Commissions paid during 2008 approximated 2.0% of the member investments.

Operating Expenses.  During the nine months ended September 30, 2009, operating expenses were $3.5 million, a decrease of $2.4 million, or 41%, from $5.9 million during the nine months ended September 30, 2008. The reduction in operating expenses is directly attributable to the actions taken by the Manager to reduce its operating costs due to the downturn in the economy and the decline in the real estate markets. The Manager reduced its use of outside professional services by $317,000, reduced its marketing activities by $729,000, reduced its involvement in seminars and conventions by $323,000, and with the reduction in force in October 2008, reduced its salaries and benefits expenses by $1.4 million.

Depreciation and Other Expenses.  During the nine months ended September 30, 2009, depreciation and other expenses were $571,000, an increase of $329,000 or 136% from $242,000 in the nine months ended September 30, 2008. The increase in depreciation is related to the relocation of the Manager’s headquarters in the third quarter of 2008 and the related purchase of approximately $1.2 million of depreciable furniture and leasehold improvements. In addition, in early 2009, the Manager placed in service $500,000 of internally-developed software.

Software Development Charge.  During the nine months ended September 30, 2009 and 2008, software development charges were relatively consistent at $470,000 and $458,000, respectively, over the comparable periods. These costs represent the ongoing assessment of the internal developed software by the Manager. During each period the Manager made a charge to earnings to write down the value of internal software development.

Other Costs and Expenses.  Other costs and expenses generally represent non-recurring costs incurred. During the nine months ended September 30, 2009, other costs and expenses decreased by $260,000 to $955,000, or 21%, from $1.2 million for the nine months ended September 30, 2008. During the nine months ended September 30, 2008, the Manager incurred bad debt expense of $512,000, a litigation settlement of $472,000, and sublease costs of $230,000. During the nine months ended September 30, 2009, the Manager incurred bad debts of $303,000 and a sublease fee of $650,000.

Net earnings

	Nine months ended September 30,
	(in thousands, except percentages)
	2008	2009	$ Change	% Change
Net earnings	$2,565	$3,296	$731	28%

Net earnings for the nine months ended September 30, 2009 was $3.3 million, an increase of $731,000, or 28%, from $2.6 million from the nine months ended September 30, 2008.

Although the Manager had a 53% decrease in revenue for the reasons described above, it also experienced a corresponding decrease in expenses of 65% due to various actions taken regarding the Fund and to reduce operating costs as described above. The Manager did not originate any new loans in the nine months ended September 30, 2009, but did modify certain loans which generated loan fees. The Manager took substantial actions to reduce costs as noted above and due to the lack of new investment in the Fund, the Manager did not pay any broker dealer commissions in the year nine months ended September 30, 2009, thereby reducing expenses by $4.9 million. In addition, the Manager incurred $512,000 in bad debts during the nine months ended September 30, 2008 as compared to $303,000 in 2009. The net effect of the above items was to generate a higher level of earnings for the nine months ended September 30, 2009 as compared to the same period in 2008.

Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

Revenues	Year ended December 31,				Year ended December 31,
	(in thousands, except percentages)
	2006	2007	$ Change	% Change	2007	2008	$ Change	% Change
Loan origination and related fees	$18,608	$28,595	$9,987	54%	$28,595	$21,315	$(7,280)	(25%)
Management fees and gains	430	1,069	639	149%	1,069	1,540	471	44%
Other income	234	567	333	142%	567	304	(263)	(46%)
Total Revenue	$19,272	$30,231	$10,959	57%	$30,231	$23,159	$(7,072)	(23%)

During the year ended December 31, 2008, loan fees were $21.3 million, a decrease of $7.3 million or 25%, from $28.6 million for the year ended December 31, 2007. During the year ended December 31, 2007, income from loan fees was $28.6 million, an increase of $10.0 million, or 54%, from $18.6 million for the year ended December 31, 2006.

In accordance with the Fund’s operating agreement, the Manager receives from borrowers, either directly or from loan proceeds, all revenue and fees from loan origination, processing, servicing and extension. For the years ended December 31, 2008, 2007 and 2006 the Manager earned income from loan origination and other related fees of $21.3 million, $28.6 million, and $18.6 million, respectively, substantially all of which was earned on loans funded by the Fund.

Loan Origination and Related Fees.  The decrease in loan origination and related fees from the year ended December 31, 2007 to the year ended December 31, 2008 is attributable to the decrease in the principal of loans originated and/or modified in the year ended December 31, 2008 as compared to the year ended December 31, 2007, and a reduction in the percentage of the fees received by the Fund. During the year ended December 31, 2008, the Manager originated and/or modified on behalf of the Fund 69 loans with a total loan commitment of $441.0 million with loan fees averaging 5% of the total loan commitment amount. During the year ended December 31, 2007, the Manager originated and/or modified on behalf of the Fund 68 loans for a total loan commitment amount of $655.0 million with loan fees averaging 4% of the total loan commitment amount. The increase in loan origination and related fees from the year ended December 31, 2006 to the year ended December 31, 2007 is attributable to the increase in the number and principal of loans originated and/or modified in the year ended December 31, 2007 as compared to the year ended December 31, 2006, and a reduction in the percentage of the fees received by the Fund. During the year ended December 31, 2007, the Manager originated and/or modified on behalf of the Fund 68 loans with a total loan commitment of $655.0 million with loan fees averaging 4% of the total loan principal. During the year ended December 31, 2006, the Manager originated and/or modified 64 loans with a total loan commitment of $398.0 million and loan fees averaging 5% of the principal.

Management Fees and Gains.  During the year ended December 31, 2008, management fees and gains received from the Fund were $1.5 million, an increase of $471,000, or 44%, from $1.1 million for the year ended December 31, 2007. During the year ended December 31, 2007, management fees and gains received from the Fund were $1.1 million, an increase of $639,000, or 149%, from $430,000 for the year ended December 31, 2006. The year over year increases in management fees and gains is directly attributable to the increasing size of the Fund’s loan portfolio. Excluding the allowance for credit loss, the aggregate principal balance of loans in the Fund’s portfolio totaled $613.9 million, $510.8 million, and $258.6 million at December 31, 2008, 2007 and 2006, respectively. However, after taking into account foreclosures and the increase in non-accrual loan balances, the interest-earning portion of the loan portfolio totaled $518.2 million, $437.5 million and $258.6 million at December 31, 2008, 2007 and 2006, respectively. The average portfolio interest rate (including performing and non-performing loans) was 12.2%, 12.4%, and 12.3% at December 31, 2008, 2007 and 2006, respectively. Also, the Manager recognized $7.2 million in accreted interest income during the year ended December 31, 2008 as compared to none in 2007 or 2006. The accreted interest was recorded in connection with certain loans purchased at a discount, which the Manager received 25% thereof. Additionally, the Fund recognized approximately $2.6 million in default interest, fees and other gains during 2008, as compared with approximately $745,000 in 2007 which the Manager received 25% thereof. The Fund received no such income in 2007 or 2006.

Other Income.  During the year ended December 31, 2008, other income was $304,000, a decrease of $263,000, or 46%, from $567,000 for the year ended December 31, 2007. During the year ended December 31, 2007, other income was $567,000, an increase of $333,000, or 142%, from $234,000 for the year ended December 31, 2006. During 2008, the Manager earned approximately $289,000 from interest on loan participations with the Fund as compared with $481,000 during 2007, a reduction of $192,000 from 2007. During 2006 the Manager earned $143,000 of interest on loans participations with the Fund.

Expenses

	Year ended December 31,				Year ended December 31,
	(in thousands, except percentages)
	2006	2007	$ Change	% Change	2007	2008	$ Change	% Change
Origination and related costs	$6,370	$9,318	$2,948	46%	$9,318	$6,854	$(2,464)	(26%)
Broker dealer commission	2,220	6,145	3,925	177%	6,145	5,389	(756)	(12%)
Operating expenses	3,410	6,152	2,742	80%	6,152	7,287	1,135	18%
Depreciation and other expenses	94	236	142	151%	236	416	180	76%
Software development charge	300	600	300	100%	600	458	(142)	(24%)
Other costs and expenses	0	200	200	N/A	200	2,197	1,997	999%
Total Expenses	$12,394	$22,651	$10,257	83%	$22,651	$22,601	$(50)	0%

Origination and Related Costs.  During the year ended December 31, 2008, origination and related costs were $6.9 million, a decrease of $2.5 million, or 26%, from $9.3 million for the year ended December 31, 2007. The decrease was attributable to a decrease in payroll costs of $1.4 million due to the reduction in force that took place in late 2008, reduction in loan incentives of $846,000 as a result of fewer loans being originated in 2008, and a reduction in fees paid to private lenders in supporting loan activity of $219,000. During the year ended December 31, 2007, origination and related costs were $9.3 million, an increase of $2.9 million, or 46%, from $6.4 million for the year ended December 31, 2006. During the year ended December 31, 2007, revenue increased 54% over the prior year. During the year ended December 31, 2007 compared to the year ended December 31, 2006, salaries and related costs for origination of loans increased by $736,000, legal costs increased $529,000, travel expenses increased $339,000 and loan incentives increased by $1.4 million.

Broker Dealer Commissions.  During the year ended December 31, 2008, broker dealer commissions totaled $5.4 million, a decrease of $756,000, or 12%, from $6.1 million for the year ended December 31, 2007. The Manager suspended Fund activity with respect to the acceptance of new member investments on October 1, 2008. Therefore, 2008 includes nine months of broker dealer commissions compared to twelve months in 2007. During the year ended December 31, 2007, broker dealer commissions were $6.1 million, an increase of $3.9 million, or 177%, from $2.2 million for the year ended December 31, 2006. The increase in 2007 is directly attributable to the increased member investments in the Fund.

Operating Expenses.  During the year ended December 31, 2008, operating expenses were $7.3 million, an increase of $1.1 million, or 18%, from $6.2 million during the year ended December 31, 2007. During September 2008, the Manager relocated its headquarters. As a result, rent and related expenses increased by $633,000 in 2008 over 2007 in support of the move. In addition, the Manager incurred an additional $557,000 in marketing costs in 2008 in an effort to enhance the visibility of the Manager’s lending services. During the year ended December 31, 2007, operating expenses were $6.2 million, an increase of $2.7 million, or 80%, from $3.4 million for the year ended December 31, 2006. During the year ended December 31, 2007, operating salaries increased by $1.1 million, rent and office expenses increased by $632,000, attendance at seminars and conventions increased by $237,000, and marketing costs increased by $262,000 to support the continued growth of the Manager.

Depreciation and Other Expenses.  During the year ended December 31, 2008, depreciation and other expenses were $416,000, an increase of $180,000, or 76%, from $236,000 for the year ended December 31, 2007. The increase in depreciation in the year ended December 31, 2008 is related to the relocation of the Manager’s headquarters and related purchase of depreciable furniture and leasehold improvements. In addition, in early 2008, the Manager placed certain internally developed software in service. During the year ended December 31, 2007 depreciation and other expenses were $236,000, an increase of $142,000, or 151%, from $94,000 for the year ended December 31, 2006. The increase in depreciation is related to the Manager’s office expansion in the year ended December 31, 2007 and the purchase of additional fixed assets in the normal course of business.

During the years ended December 31, 2008, 2007 and 2006, respectively, the company charged software development costs of $458,000, $600,000 and $300,000, respectively. These costs represent the ongoing assessment of the internal developed software by the Manager. During each period the Manager made a charge to earnings to write down the value of internal software development.

Other Costs and Expenses.  During the year ended December 31, 2008, other costs and expenses increased $2.0 million to $2.2 million, or 999%, from $200,000 for the year ended December 31, 2007. During the year ended December 31, 2008 the Manager wrote off loan fees totaling $1.4 million that were deemed uncollectible due to problems with the borrowers. Additionally, the Manager paid $495,000 as part of a litigation settlement, incurred a $200,000 sublease charge upon vacating its previous headquarters, and wrote down real estate held for sale by $108,000. In the year ended December 31, 2007, the Manager incurred bad debts costs of $200,000. There were no other costs or expenses recorded during the year ended December 31, 2006. During the year ended December 31, 2007, other costs and expenses increased $200,000 to $200,000, or 100%, from $0 for the year ended December 31, 2006. The $200,000 was a bad debt taken in 2007.

Net earnings

	Year ended December 31,				Year ended December 31,
	(in thousands, except percentages)
	2006	2007	$ Change	% Change	2007	2008	$ Change	% Change
Net earnings	$6,727	$7,157	$430	6%	$7,157	$214	$(6,943)	(97%)

Net earnings for the year ended December 31, 2008 were $214,000, a decrease of $7.0 million, or 97%, from $7.2 million for the year ended December 31, 2007. While there was reduction in both origination and related costs and broker dealer commissions of $3.2 million, these reductions in expenses were offset by increases in operating and other costs and expenses. Net earnings for the year ended December 31, 2007 was $7.2 million, an increase of $430,000, or 6%, from $6.7 million for the year ended December 31, 2006. The increase in net earnings from 2006 to 2007 is attributable to the increase in revenue of $11.0 million as explained above. While expenses also increased during this period, the increase in earnings more than offset the expense increase.

Liquidity and Capital Resources

The Manager’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Due to unprecedented dislocations in the real estate and capital markets, the Fund has incurred a significant reduction in loan payoffs from borrowers and an increase in delinquencies, non-performing loans and real estate owned, resulting in a substantial reduction of cash flows. The Manager has taken a number of measures to seek to provide liquidity to the Fund, including efforts to sell whole loans and participate interests in certain loans in the Fund’s portfolio, and to liquidate certain real estate. However, the dislocations and uncertainty in the economy, and real estate, credit, and other markets have created an extremely challenging environment that will likely continue for the foreseeable future, and there can be no guarantee that we will have sufficient liquidity to continue as a going concern.

Cash Flows

Cash provided by (used in) operating activities was ($1.7 million) and $6.7 million for the nine months ended September 30, 2009 and 2008, respectively, and $2.2 million, $5.3 million and $7.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. Cash provided by (used in) operating activities includes the cash generated by loan and management fees and from other income, offset by cash not realized by deferred loan origination fees and amounts advanced to the Fund or the SWI Fund and certain liabilities. The cash used in operating activities during the nine months ended September 30, 2009 is attributable to the deferral of certain loans fees due from the Fund as of September 30, 2009. For all other periods presented the cash provided by loans fees and other revenues was greater than the cash used in operating activities.

Net cash provided by (used in) investing activities was ($2.7 million) and $728,000 for the nine months ended September 30, 2009 and 2008, respectively, and $269,000, $1.5 million and ($5.3 million) for the years ended December 31, 2008, 2007 and 2006, respectively. Cash provided by (used in) investing activities includes loans purchased and sold from the Fund, the issuance of and collection of payments of notes issued to third parties, and the purchase of property and equipment. During the nine months ended September 30, 2009, the Manager loaned $6 million to the Fund and was repaid $3.5 million during the same period by the Fund, thus resulting in the use of cash during this period. In the year ended December 31, 2006, the Manager was participating in mortgage loans with the Fund which resulted in a use of cash of $4.4 million, all of which was sold back to the Fund in 2007 thereby providing cash in investing activities.

Net cash provided by (used in) financing activities was $2.0 million and ($1.2 million) for the nine months ended September 30, 2009 and 2008, respectively, and ($113,000), ($10.1 million) and ($719,000) for the years ended December 31, 2008, 2007 and 2006, respectively. Cash provided by (used in) financing activities includes borrowings and payments under bank lines of credit, proceeds from the issuance of notes and payments to the Fund and others.

Critical Accounting Policies

Use of Estimates.  The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition.  Substantially all Company revenue is derived from its brokerage activity with the Fund and its management of the Fund and SWIF. Generally all brokerage activity is administered through independent title companies. The Company generally recognizes revenue on brokered loans upon execution of final loan documents which generally coincides with the close of escrow. Non-refundable commitment fees are recognized as revenue when received. As noted above, effective October 1, 2008, the Fund, among other things, suspended the funding on new loans (excluding financing of new loans in connection with the sale of collateral under existing loans or the sale of real estate owned).

Occasionally, IMH will originate mortgage loans in which, if by specified dates, principal reductions are made or certain milestones are reached, a portion of the origination fee is refundable. Origination fees associated with such future events are deferred and recorded as deferred loan origination fees. These deferred loan origination fees are refundable to the borrower if the specified event is satisfied or, if not satisfied, the fees are recorded as revenue in the period in which the specified time frame has lapsed.

Interest on mortgage loans is recognized as revenue when earned using the interest method based on a 365 day year. The Company does not recognize interest income on loans once they are deemed to be impaired or non-performing. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to ultimately collect all amounts due under the contractual terms of the loan agreement. Non-performing loans include all loans for which payment of interest is more than 90 days past due. Cash receipts are first allocated to interest income, except when such payments are specifically designated by the terms of the loan as principal reductions or payment of fees.

Holdings’ revenue is earned for services rendered in connection with its management of SWIF. Such revenues include asset management fees, organization fees, acquisition fees, and origination fees and are recorded as earned in accordance with the management agreement.

Type of Fee	Description of Fee
Asset Management Fee	1.75% of cost basis of SWIF assets divided by 12 months, payable monthly, reduced by 50% of Origination Fees earned
Organization Fee	0.5% of all Capital Contributions and Senior notes issues
Acquisition Fee	2% of acquisition price of each investment, reduced by origination Fees earned
Origination fee	Varies based on investment

Mortgage Loans.  From time to time, IMH may originate mortgage loans for brokerages on behalf of entities other than the Fund or SWIF. Additionally, from time to time, IMH will purchase at par, mortgage loans from the Fund and pledge these loans on a line of credit with a community bank, if the line of credit proceeds are used to purchase such loans. Such mortgage loans are secured by first lien deeds of trust on the underlying real property. While held by IMH, IMH retains all revenue arising from the mortgage loans. These loans historically had maturities ranging from six to twenty four months. Generally, IMH does not intend to hold mortgage loans to maturity and, therefore, mortgage loans are classified as held for sale and are carried at the lower of cost or fair value.

A mortgage loan’s maturity date may be modified or extended in the normal course of business. Accordingly, repayment dates of the loan may vary from their currently scheduled date. Further, in certain instances where the Company deems it to be an advantage not to modify or extend a matured loan, the Company classifies and reports the loan as past due.

Loan Purchases and Resales.  In order to facilitate short-term cash needs of the Fund, the Fund occasionally participates or sells whole loans at par to IMH and to third-parties, though there is generally no intent to sell such loans at the time of origination. Under terms of the whole loan sale agreements, the purchasers assume all rights, privileges and obligations of ownership. The loans sold to IMH have historically been repurchased and the sold loans to third parties are periodically repurchased at their request. The loans sold to the Company are not legally isolated from the Fund in a bankruptcy-remote, separate legal entity and therefore these sales are recorded as secured borrowings by the Fund and IMH. For whole loans sold to third parties, assignment of the Fund’s interest in the promissory note, deeds of trust and guaranties are executed, servicing is transferred and the loan is removed from the books of the Fund at par with no gain or loss on sale recorded. Under the terms of these transactions, the Fund has no legal right or obligation to repurchase and the purchaser does not have a legal right to require repurchase.

From time to time, the Fund may require additional cash to fund the origination of loans. Accordingly, when such a need arises, IMH may purchase one of more loans from the Fund at par. To the extent that such loans are purchased by IMH utilizing proceeds from its lines of credit, the purchased loans are concurrently pledged by IMH to a commercial bank as collateral on a line of credit which generally has an advance rate of approximately 75% of the loans’ principal balances. When utilized, generally the proceeds from these borrowings and IMH working capital are then used to fund the purchase of the loan from the Fund. During the time held by IMH, IMH retains all interest earned and pays all interest due and other costs associated with the transaction.

Internally Developed Software.  IMH is developing a proprietary software application for use in its business and in the management of the Fund. Costs associated with this application are accounted for in accordance with the applicable accounting standards which require capitalization of certain costs including the development of internal use software. These costs include direct employee payroll and payroll related costs as well as external direct service and material costs. Certain costs such as planning, maintenance and training are expensed as incurred.

Impairment of Long-Lived Assets.  The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Fair Value of Financial Instruments.  The respective carrying value of all financial instruments approximates their fair values at the reporting date. These financial instruments include cash and cash equivalents, amounts receivable from the Fund, notes receivable, short-term investment in mortgage loans, payables to vendors and related parties, and borrower advances. Fair values are based upon certain market assumptions and pertinent information available to management and are assumed to approximate carrying values because these instruments are short term in duration.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued accounting guidance which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing and measuring uncertain tax positions for financial statement purposes. The guidance also requires expanded disclosure with respect to the uncertainty in income tax assets and liabilities. The guidance is effective for fiscal years beginning after December 15, 2006, and is required to be recognized as a change in accounting principle through cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. However, the FASB deferred the guidance for two years to fiscal years beginning after December 15, 2008. The Company and its variable interest entity are an S Corporation and a limited liability company, respectively, for tax purposes. We expect these tax positions to be upheld upon audit and do not expect adoption of this guidance to have a material impact on the Company’s results of earnings or financial condition.

In April 2008, the FASB issued new requirements that amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The objective of these new requirements is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. The new requirements apply to all intangible assets, whether acquired in a business combination or otherwise, and shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. We do not expect adoption of these new requirements to have a material impact on the Company’s results of earnings or financial condition.

In April 2009, the FASB issued new accounting guidance relating to the impairment of debt securities. The standards change existing guidance for determining whether impairment of debt securities is other than temporary. This requires other-than-temporary impairment to be separated into the amount representing the decrease in cash flows expected to be collected from a security (referred to as credit losses), which is recognized in earnings, and the amount related to other factors, which is recognized in other comprehensive income. The non-credit loss component of the impairment can only be classified in other comprehensive income if the holder of the security concludes (1) that it does not intend to sell the security and (2) that it is more likely than not that it will not be required to sell the security before the security recovers its value. If these two conditions are not met, the non-credit loss component of the impairment must also be recognized in earnings. Upon adoption of the accounting standards, the entity is required to record a cumulative-effect adjustment, as of the beginning of the period of adoption, to reclassify the non-credit loss component of previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. This guidance is effective for interim and annual reporting periods after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. These accounting standards do not have a material effect on our financial position or results of operations.

In April 2009, the FASB issued new accounting guidance regarding the fair value for assets and liabilities. The standards while emphasizing that the objective of fair value measurement described in current accounting standards, remains unchanged, provides additional guidance for determining whether market activity for a financial asset or liability has significantly decreased, as well as for identifying circumstances that indicate that transactions are not orderly. The accounting standards reiterate that if a market is determined to be inactive and the related market price is deemed to be reflective of a “distressed sale” price, then management judgment may be required to estimate fair value. The accounting standards identify factors to be considered when determining whether or not a market is inactive. This guidance is effective for interim and annual reporting periods after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. These accounting standards do not have a material effect on our financial position or results of operations.

In April 2009, the FASB issued new accounting guidance that requires disclosures about fair values of financial instruments in all interim financial statements. Once adopted, the disclosures required by the new guidance are to be provided prospectively. This guidance is effective for interim and annual reporting periods after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a material impact on our financial statements.

In May 2009, the FASB issued new accounting guidance that established the period after the balance sheet date and the circumstances in which we should evaluate events or transactions for potential recognition or disclosure in financial statements. The new guidance is effective for periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on our financial statements.

In June 2009, the FASB issued new accounting guidance that will require the FASB Accounting Standards Codification (“ASC”) to become the source of authoritative U.S. accounting and reporting standards for nongovernmental entities in addition to the guidance issued by the SEC. FASB ASC significantly changes the way financial statement preparers, auditors, and academics perform accounting research. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this guidance did not have a material impact on our financial statements.

In June 2009, the FASB issued new accounting guidance, the objective of which is to improve financial reporting by enterprises involved with variable interest entities. This new guidance is effective for annual reporting periods that begin after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Early application is not permitted. We expect to adopt this statement during our fiscal year-end 2010. The adoption of this statement is not expected to have a material impact on our financial position or results of earnings.

Quantitative and Qualitative Disclosures About Market Risk.

Our financial position and results of operations are routinely subject to a variety of risks. These risks include market risk associated primarily with changes in interest rates. We do not deal in any foreign currencies and do not enter into, or intend to enter into, derivative financial instruments for trading or speculative purposes.

As of September 30, 2009 our debt consisted of a bank line of credit, and various notes payable to the Fund, stockholders, investors and our lessor. The bank line of credit has an interest rate of prime plus 1.5% (4.75% as of September 30, 2009). The line of credit matures in April 2010, and we expect to extend the line of credit pursuant to the terms of the agreement. If, however, we are unsuccessful in refinancing the line of credit we will pay off the line of credit with operating cash flow, equity proceeds, or other sources. Based on the current balance of $2.5 million, an increase in the current prime rate of 1.0% would reduce annual future earnings by approximately $25,000.

The notes payable to stockholders was paid on October 2, 2009 and was reinvested in Holdings. The note payable to lessor is being paid on a monthly basis over 48 months, commencing June 1, 2009, and bears interest at a per annum fixed interest of 8.0%. The note payable to the Fund matures on September 31, 2011 and bears interest at a per annum fixed rate of 10.0%. As these notes are subject to fixed interest rates, changes in interest rate do not affect earnings.

OUR OFFICERS

General

Currently, our business is managed by the Manager, which has had responsibility and final authority in almost all matters affecting our business. Upon consummation of the Conversion Transactions, our business will be managed by the individuals who currently compose the management of the Manager and the Fund’s operating agreement with the Manager will terminate.

The Manager

The Manager’s duties have included member relations, accounting, tax and legal matters, communications and filings with regulatory agencies and all other needed management and operational duties associated with the Fund. Shane Albers and William Meris own a controlling interest in the Manager and therefore control our activities through the Manager. The Fund’s members currently have no right to participate in the management or control of our business or affairs other than to exercise the limited voting rights provided for them in the operating agreement. As our only manager, the Manager has had complete authority and responsibility for, among other things:

•	underwriting and originating the mortgage investments in which we invest;
•	deciding what agreements we enter into and whether we enter into participations with other lenders;
•	managing our mortgage loan investments; and
•	managing all of our other operations.

Notwithstanding the fact that the Manager has the broad authority described above, the Manager may not do any of the following: (i) impair our ability to carry on or change the nature of our business; (ii) admit a manager without prior approval of a majority of the members; or (iii) sell all or substantially all of our assets or dissolve the Fund without prior majority approval.

Removal of Investors Mortgage Holdings Inc. as Manager

Under our operating agreement, the Manager will cease to be our manager upon its removal, withdrawal or dissolution, or if it is found to be bankrupt. A majority-in-interest of the members, excluding any interest in the Fund owned by the Manager, can remove the Manager as our manager subject to the following conditions:

•	if the members have not previously elected an additional manager, the removal will not become effective for at least 120 days following the consent or authorizing vote by the majority;
•	during the 120 days set forth above, a majority can agree in writing to continue our business and, within six months following the termination date of the last remaining manager, elect and admit a new manager who agrees to continue our existence; and
•	the substitution of a new manager shall be effective when the new manager accepts in writing the duties and responsibilities of a manager.

Under our operating agreement, if our business continues after the Manager is no longer our manager, then we will pay the Manager a sum equal to all amounts then owed to it. By majority vote, we may terminate the Manager’s interest in the Fund, if any, by paying an amount equal to the Manager’s outstanding capital account at such time. The method of any payments to a terminated manager must be fair and must protect our solvency and liquidity.

Under our operating agreement, if a majority does not designate and admit a new manager within the time specified, we will dissolve. The Manager may assign any interest it may have in the Fund as a member, but the Manager may not be changed except as set forth above.

Officers and Key Employees

The following sets forth certain information with respect to officers of the Manager and key employees of the subsidiary of Holdings that provides services to the Manager as of September 30, 2009. Upon consummation of the Conversion Transactions, these individuals will serve in the same capacities below for the officers of IMH Financial Corporation in the same capacities as described below.

Name	Age	Title
Shane Albers	42	Chief Executive Officer
William Meris	43	President
Steven Darak	62	Chief Financial Officer
Theresa Guske	45	Senior Vice President — Loan Management
Brian Peterson	31	Senior Vice President — Investments

Shane Albers: Chief Executive Officer

Mr. Albers, 42, is the founder of the IMH Group, as well as the Chairman and Chief Executive Officer of the Manager, where he has been employed since 1997. Mr. Albers is responsible for the strategic positioning and the execution of the Manager’s vision. He chairs the Investment Committee for the Fund, and is the primary author of the Manager’s corporate investment standards and loan administrative policy for the Fund. Mr. Albers also oversees and is actively involved in all Fund transactions. Mr. Albers has nearly 20 years of experience in banking, title and private lending. Mr. Albers was a founding member of a Phoenix-based commercial bank and served as a director on its board. Mr. Albers is also a member of: the Arizona Association of Mortgage Brokers and the National Association of Mortgage Brokers; the Arizona Private Lenders Association; Social Venture Partners; Vistage International; Urban Land Institute; and the United Way De Tocqueville Society. He also is an advisory board member for the Fisher Center of Real Estate and Urban Economics at the Haas School of Business at University of California, Berkeley. Mr. Albers holds a Bachelor of Arts degree in Political Science and Communications from the University of Arizona.

William Meris: President

Mr. Meris, 43, has been the President of the Manager since 2003. Mr. Meris is one of the original architects of the Fund’s structure and oversees the relationships with broker-dealers and major investors. Mr. Meris also serves on the Fund’s Investment Committee. Prior to partnering with Mr. Albers in 2003, Mr. Meris opened and operated three branches of Pacific Coast Mortgage, a residential mortgage company, and prior thereto managed private equity funds. Mr. Meris has served as chairman of the board and president of several small growth companies, both privately held and publicly-traded on Nasdaq. Mr. Meris is a member of Leadership 100 and the Urban Land Institute and works with other civic and charitable organizations. Mr. Meris holds a Bachelor of Science degree in Business Administration from Arizona State University.

Steven Darak: Chief Financial Officer

Mr. Darak, 62, has been the Chief Financial Officer of the Manager since 2005. Mr. Darak is responsible for all financial reporting and compliance for us. Mr. Darak also serves on the Investment Committee for the Fund. Mr. Darak is a senior finance and information technology executive with public company and private company experience. From 2003 to 2005, Mr. Darak was the Chief Financial Officer and Chief Information Officer for Childhelp USA, a non-profit organization. From 2002 to 2003, Mr. Darak was the Chief Executive Officer and co-owner of RFSC, Inc., a manufacturer of custom wood products. Prior to that, from 1994 to 2002, he was Senior Vice President and the Chief Financial Officer of DriveTime Corporation (formerly Ugly Duckling Corporation), at the time a publicly-held automobile finance and sales company with annual revenue in excess of $500 million. Mr. Darak’s experience includes three public stock offerings, nearly thirty securitization transactions, and development and deployment of executive reporting, data warehouse, consumer loan servicing and accounting systems. Mr. Darak’s career also includes ten years practicing as a CPA with a national accounting firm, and as the Chief Executive Officer of a community bank and a consumer finance company. Mr. Darak holds a Bachelor of Science degree in Business Administration from the University of Arizona. He served in the United States Air Force.

Theresa Guske: Senior Vice President — Loan Management

Ms. Guske, 45, has been Senior Vice President — Loan Management for the Manager since 1999. Ms Guske is responsible for the management of all loan and construction related activities, including closing, post-closing, construction servicing, and loan administration matters. This includes title review, preparation of loan documents, escrow instructions, coordination with all legal counsel and title companies, the initiation of loan fundings, and coordination with third party construction servicing companies. Ms. Guske is also responsible for loan compliance by borrowers and title companies, including loan documentation, payoffs, and release of collateral after payoff. Additionally Ms. Guske is responsible for compliance with Arizona Department of Financial Institution’s requirements, including license renewal, loan documentation compliance, and auditing. Ms. Guske’s experience includes over 10 years in commercial real estate finance and over 20 years of construction administration. In addition, Ms. Guske has previous experience in human resources, accounting, portfolio management, and construction management. Ms. Guske has been a part of the IMH Group since 1999 and is a member of the Investment Committee of the Fund.

Brian Peterson: Senior Vice President — Investments

Mr. Peterson, 31, has been Senior Vice President-Investments of the Manager since 2006. Mr. Peterson is responsible for managing all broker-dealer relationships, and facilitating or overseeing all our investor-related financial matters. Mr. Peterson joined Investors Mortgage Holdings Inc. in 2003 as a finance associate, was named Vice President of Finance in 2005 and Senior Vice President of Investments in 2006. From 2002 to 2003, Mr. Peterson was branch manager for the Scottsdale, Arizona branch of Pacific Coast Mortgage, a residential mortgage brokerage company. Prior to that time, from 2001 to 2002, Mr. Peterson was an investment banking associate for Brockson Capital. From 2000 to 2001, he was a registered representative with Morgan Stanley, where he held Series 7, Series 31, and Series 66 NASD licenses. Mr. Peterson has provided research and financial analysis for several investment banking transactions involving mergers and acquisitions, and he has been responsible for structuring and managing client investment portfolios. Mr. Peterson holds a Bachelor of Science degree in Finance from Arizona State University, where he graduated summa cum laude.

Investment Committee

Shane Albers, William Meris, Steven Darak and Theresa Guske currently serve on the Investment Committee for the Fund. The Investment Committee of IMH Financial Corporation will initially be comprised of Messrs. Albers, Meris and Ms. Guske, among others.

The Investment Committee will meet periodically, as needed to discuss investment opportunities and to approve all loans we originate and acquisitions we make. The Investment Committee periodically reviews our investment portfolio and its compliance with our investment guidelines described above, and provide our board of directors an investment report at the end of each quarter in conjunction with its review of our quarterly results. From time to time, as it deems appropriate or necessary, our board of directors also will review our investment portfolio and its compliance with our investment guidelines, as well as the appropriateness of our investment guidelines and strategies. For more information, see the section entitled “Our Business — Investment Committee.”

BOARD OF DIRECTORS OF OUR MANAGER

Directors of the Manager

Currently, the Manager’s board of directors consists of Shane Albers and William Meris, neither of whom would be deemed “independent” under the criteria of any national securities exchange or inter-dealer quotation system because both are officers of the Manager. Because the Manager is privately-held and its stock is not listed or traded on any national securities exchange or inter-dealer quotation system, the Manager is not subject to director independence or board committee requirements, except if and to the extent state law imposes any such requirements. The Manager is organized under the laws of the State of Arizona, which imposes no such requirements. In addition, Mr. Albers and Mr. Meris are the sole stockholders of the Manager. Therefore, all actions taken by the Manager’s board of directors, including compensation actions, are also implicitly or explicitly approved by all of the Manager’s stockholders.

We anticipate that Messrs. Albers and Meris will be appointed to the board of director of IMH Financial Corporation upon consummation of the Conversion Transactions. Please see the section entitled “Key Officers and Employees” for a background on Messrs. Albers and Meris. In addition, we anticipate appointing five additional members to the board of IMH Financial Corporation who we expect will be considered independent under NYSE and SEC rules.

Compensation of Directors

Messrs. Albers and Meris did not receive any retainer, meeting or other fees or compensation in the year ended December 31, 2008 in connection with their service on the Manager’s board of directors.

Directors who are also employees of IMH Financial Corporation will not receive compensation for serving on our board of directors.

We intend to pay the non-employee directors of IMH Financial Corporation an annual retainer of $25,000, in addition to $1,000 for each meeting of the board of directors attended in person and $500 for each meeting attended by telephone. Members of the Audit Committee other than the chairperson are expected to receive an additional $5,000 annual retainer and the chairperson of the Audit Committee is expected to receive an additional annual retainer of $15,000. Members of the Compensation Committee and Nominating and Corporate Governance Committee, other than the respective chairpersons thereof, are expected to receive an additional $2,500 annual retainer. We anticipate paying the chairpersons of each of these committees an additional $7,500 annual retainer. In addition, in connection with an initial public offering, we also plan to grant each non-employee director restricted common stock awards valued at $40,000 based on the initial public offering price of our common stock. In addition, and subject to annual review, we currently plan on granting annual restricted stock awards valued at $20,000 based on the closing price of our common stock on the grant date to each non-employee director for each year of service thereafter. The restricted common stock awards are intended to be granted under the 2010 Stock Incentive Plan.

CORPORATE GOVERNANCE

Committees of the Board

Currently, the Manager’s board of directors does not have compensation, audit or other committees.

Upon consummation of the Conversion Transactions, we anticipate that our board of directors will have three standing committees: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee. We anticipate that all of the committees will consist solely of independent directors as consistent with applicable NYSE rules and SEC regulations. Matters put to a vote at any one of our committees will be approved only upon the affirmative vote of a majority of the directors on the committee who are present at a meeting at which there is a quorum or by unanimous written or electronic consent of the directors on that committee. We anticipate that our board of directors will adopt a written charter for the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, which will be available in print to any stockholder on request in writing to IMH Financial Corporation, 4900 N. Scottsdale Rd., Suite 5000, Scottsdale, Arizona 85251. Our board of directors may from time to time appoint other committees as circumstances warrant. Any new committees will have authority and responsibility as delegated by our board of directors.

Audit Committee

We anticipate appointing three members of the Audit Committee. We anticipate that all members of the Audit Committee will satisfy the independence requirements of the NYSE and the SEC and that the chairperson will be an Audit Committee “financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

Among other things, the Audit Committee will oversee our accounting and financial reporting processes, the integrity and audits of our consolidated financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm and the performance of the independent registered public accounting firm and any internal auditors. The Audit Committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

Compensation Committee

We anticipate appointing three members of the Compensation Committee. We anticipate that all members of the Compensation Committee will satisfy the independence requirements of the NYSE and the SEC. The principal functions of the Compensation Committee will be to review the compensation payable to the directors, to oversee the annual review by our independent directors of the fees that we pay to our executive officers, to administer the 2010 Stock Incentive Plan and approve the grant of awards under that plan. The Compensation Committee will have authority to determine the compensation payable to our directors and to grant awards under the 2010 Stock Incentive Plan and will solicit the recommendations of our executive officers and outside compensation consultants in determining the amount or form of such director compensation or awards. We anticipate that the Compensation Committee will retain a compensation consultant to determine and recommend the amount and form of director compensation based in part on a comparison to other externally managed specialty finance companies.

Compensation Committee Interlocks and Insider Participation

We anticipate that none of the persons who will serve on our compensation committee is a current or former officer or employee. We also expect that none of our executive officers have served as members of the compensation committee of any entity that had one or more executive officers who served on our board of directors or the Compensation Committee. As a result, we expect that there will be no initial compensation committee interlocks in the initial Compensation Committee and no insider participation in compensation decisions that are required to be reported under the rules and regulations of the Exchange Act.

Nominating and Corporate Governance Committee

We anticipate appointing three members to the Nominating and Corporate Governance Committee. We anticipate that all members of the Audit Committee will satisfy the independence requirements of the NYSE and the SEC. The Nominating and Corporate Governance Committee will recommend to our board of directors future nominees for election as directors and considers potential nominees brought to its attention by any of our directors or officers. We anticipate that the committee will not establish a specific set of minimum qualifications that must be met by director candidates, but in making recommendations will consider such candidates based on their backgrounds, skills, expertise, accessibility and availability to serve effectively on our board of directors. The Nominating and Corporate Governance Committee will also be responsible for evaluating director candidates proposed by stockholders on the same basis that it evaluates other director candidates. Stockholders may submit the candidate’s name, credentials, contact information and his or her written consent to be considered as a candidate to be named the chair of the Nominating Committee in care of IMH Financial Corporation, 4900 N. Scottsdale Rd., Suite 5000, Scottsdale, Arizona 85251. The proposing stockholder should also include his or her contact information and a statement of his or her share ownership (how many shares owned and for how long). In addition, the committee will review and make recommendations on matters involving the general operation of our board of directors and its corporate governance, and will annually recommend to our board of directors nominees for each committee of our board of directors. The Nominating and Corporate Governance Committee will facilitate, on an annual basis, the assessment of our board of directors’ performance as a whole and of the individual directors and report thereon to our board of directors and will also be responsible for overseeing the implementation of, and periodically reviewing, our Corporate Governance Guidelines.

Corporate Governance Guidelines

We are committed to establishing and maintaining corporate governance practices which reflect high standards of ethics and integrity. Toward that end, upon consummation of the Conversion Transactions, we anticipate that we will adopt a set of Corporate Governance Guidelines to assist our board of directors in the exercise of its responsibilities. The Nominating and Corporate Governance Committee charter and our Corporate Governance Guidelines will be made available on our website located at http://www.imhre.com under the caption “Investor Relations — Corporate Governance — Committees and Charters” and “Investor Relations — Corporate Governance — Corporate Governance Guidelines”, respectively. They will also available in print by writing to IMH Financial Corporation, Attn: Investor Relations, 4900 N. Scottsdale Rd., Suite 5000, Scottsdale, Arizona 85251. Any modifications to the Corporate Governance Guidelines will be reflected on our website.

We anticipate that our board of directors will be comprised of a majority of independent directors. In order for a director to be considered “independent,” our board of directors must affirmatively determine that the director satisfies the criteria for independence established by Section 303A of the NYSE Listed Company Manual.

Communications with the Board of Directors

Stockholders who wish to communicate with a member or members of our board of directors may do so by addressing their correspondence to such member or members in care of IMH Financial Corporation Attn: Investor Relations, 4900 N. Scottsdale Rd., Suite 5000, Scottsdale, Arizona 85251. IMH Financial Corporation will forward all such correspondence to the member or members of the board of directors to whom such correspondence was addressed.

The Audit Committee of our board of directors will establish procedures for employees, stockholders and others to report openly, confidentially or anonymously concerns regarding our compliance with legal and regulatory requirements or concerns regarding our accounting, internal accounting controls or auditing matters. Reports may be made orally or in writing to the chairperson of the Audit Committee or directly to management by contacting us in writing or in person at 4900 N. Scottsdale Rd., Suite 5000, Scottsdale, Arizona 85251, telephone (480) 840-8400.

Director Attendance at Annual Meeting

We do not plan to have an attendance policy, but expect all of our directors to attend our annual meeting.

Code of Business Conduct and Ethics

We do not currently have any employees, officers or directors, and, therefore, we have not adopted a written code of ethics. The Manager also has not adopted a written code of ethics. In connection with the Conversion Transactions, the board of directors of IMH Financial Corporation is expected to adopt a code of ethics that will apply to our officers, directors and employees and will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;
•	compliance with applicable governmental laws, rules and regulations;
•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and
•	accountability for adherence to the code.

We anticipate that any waiver of the proposed Code of Business Conduct and Ethics for our executive officers or directors could be made only by our board of directors or the Audit Committee, and will be promptly disclosed as required by NYSE regulations.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

As discussed elsewhere in this consent solicitation/prospectus, the Fund does not currently have any directors, officers or employees and the Manager sponsors and manages the Fund’s operations and activities. Applicable SEC rules require us to include a narrative discussion of the compensation awarded to, earned by, or paid to the Fund’s principal executive officer, principal financial officer and certain other highly compensated executive officers, and to also include disclosure in tabular format quantifying specific elements of compensation paid to these executive officers, who we refer to as the named executive officers. Because the Fund does not currently have any executive officers or employees, there are no officers or employees of the Fund who may be considered the Fund’s named executive officers. As a result, for federal securities law purposes, we currently consider certain executive officers of the Manager to be the Fund’s named executive officers. The following are the names and titles of the executive officers of the Manager who are considered the Fund’s named executive officers for the year ended December 31, 2008:

Shane Albers, Chairman and Chief Executive Officer;
William Meris, President; and
Steven Darak, Chief Financial Officer.

This Compensation Discussion and Analysis is organized into three principal sections. The first section describes the compensation paid by the Fund to the Manager for managing the Fund, as well as certain origination, processing and other related fees the Manager receives directly from borrowers on loans funded by the Fund. While these amounts are paid directly to the Manager and not to any of the named executive officers — and as a result are not included in the tables that follow this Compensation Discussion and Analysis — these amounts are discussed here because the Manager is a privately-held corporation that is wholly owned by the named executive officers. Shane Albers and William Meris, two of the named executive officers, collectively own 100% of the outstanding common stock of the Manager. The second section describes the Manager’s current compensation programs for the named executive officers. When reading this section and the following tables, it is important to note that the named executive officers are the sole stockholders of the Manager and also receive distributions from the Manager. The third section contains a discussion of certain compensation programs that IMH Financial Corporation intends to establish for its executive officers following the consummation of the Conversion Transactions. As discussed elsewhere in this consent solicitation/prospectus, the executive officers of the Manager (including the named executive officers) will become our executive officers following the consummation of the Conversion Transactions, and at that point will begin to be compensated directly by us.

Current Compensation of the Manager

Currently, the Manager receives as its compensation for managing the Fund, an annual fee equal to 0.25% of the Earning Asset Base of the Fund. In addition, the Manager is entitled to 25% of any amounts recognized in excess of our principal and contractual note rate interest due in connection with such loans or assets, and to origination, processing, servicing, extension and other related fees that the Manager receives directly from borrowers on loans funded by the Fund. All of those fees are described more fully in the table below. Following the consummation of the Conversion Transactions, these fees will no longer be applicable.

Where the fees below are described as competitive fees or based on local market conditions, this means the fees are determined by price competition within a given market. Additionally, the amount of the fees is dependent upon the size of a particular loan.

Paid by borrowers to the Manager

Loan Placement Fees for Loan Selection and Brokerage (Origination Fees)	These fees are generally 2% – 6% of each loan, with the exact percentage to be set as a competitive fee based on local market conditions. These fees are paid by the borrower no later than when the loan proceeds are disbursed.
Loan Documentation, Processing and Administrative Fees	These fees are generally 1% – 3% of each loan, with the exact percentage to be set as a competitive fee based on local market conditions. These fees are paid by the borrower no later than when the loan proceeds are disbursed.
Service Fee for Administering Loans	The Fund acts as the Fund’s loan servicing agent and does not presently collect any fee for doing so, however the Manager may arrange for another party to do the loan servicing. The servicing fee earned by any third-party servicer for each loan is not expected to exceed one quarter of one percent (0.25%) of the principal outstanding on such loan. These fees will be paid by the borrower in advance together with the regular monthly loan payments.
Loan Extension or Modification Fee	These fees are generally 2% – 4% of outstanding principal, as permitted by local law, with the exact percentage to be set as a competitive fee based on local market conditions. These fees will be paid when the loan is extended or modified.

Paid by the Fund to the Manager

Management Fee	An annualized fee of 0.25% of the Fund’s Earning Asset Base, which is defined as mortgage loan investments held by the Fund and income-earning property acquired through foreclosure and upon which income is being accrued under GAAP, paid monthly in arrears.
Administrative Fees to the Manager for Late fees, Penalties, or Resales of Foreclosed or Other Property	The Fund pays to the Manager 25% of any amounts recognized in excess of the Fund’s principal and contractual note rate interest due in connection with such loans, including but not limited to any foreclosure sale proceeds, sales of real estate acquired through foreclosure or other means, late fees or additional penalties after payment to the Fund of its principal, contractual note rate interest and costs associated with the loan.

Under current practice, the Manager makes arrangements with the borrowers for payment of the Manager’s fees owed by the borrowers. Borrowers pay the Manager’s fees at close of escrow out of the proceeds of loans, or upon closing of the relevant transaction. For loan servicing fees, the Fund or any third-party servicer which may be entitled to such fees, receives these fees monthly in advance along with the regular monthly payments of interest.

For the Fund’s last three fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008, the total fees paid directly by the Fund to the Manager were $430,000, $968,000 and $1.14 million, respectively. For the Fund’s last three fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008, the total fees paid to the Manager directly by borrowers on loans funded by the Fund were approximately $18.565 million, $28.6 million and $20.7 million, respectively. As noted above, the Manager is a privately-held corporation that is wholly owned by two of the named executive officers, with Mr. Albers and Mr. Meris owning 75% and 25%, respectively, of the Manager’s outstanding common stock.

Discussion and Analysis of Current Compensation Program

Currently, the Manager’s executive compensation program and the manner in which decisions regarding the Manager’s executive compensation program are determined are both very different from the programs and processes frequently in place at companies with publicly traded securities listed on the NYSE. Unlike these publicly traded companies, the Manager is a privately held corporation that is controlled by Shane Albers and William Meris, two of the named executive officers. Because these two named executive officers are also the sole members of the Manager’s board of directors and the only stockholders of the Manager, they have a much larger role in determining the elements of the Manager’s current executive compensation program and the amounts payable to the Manager’s executive officers than comparable executives at publicly traded companies. In addition, these two named executive officers may not currently have the same incentives with respect to establishing the amounts of their own compensation as they do for the Manager’s other executive officers. For a discussion of certain compensation programs that IMH Financial Corporation intends to establish for its executive officers following the completion of the Conversion Transactions and our planned listing on the NYSE, please see the section below entitled “IMH Financial Corporation’s Intended Compensation Programs Following Consummation of the Conversion Transactions”.

The Role of the Board of Directors and Executive Officers of the Manager in Setting Compensation

The Manager’s board of directors, which does not currently have compensation, audit or other committees, consists of Shane Albers and William Meris, neither of whom would be deemed “independent” under the criteria of any national securities exchange or inter-dealer quotation system because both are officers of the Manager. Importantly, however, because the Manager is currently privately-held and its stock is not listed or traded on any national securities exchange or inter-dealer quotation system, the Manager is not currently subject to director independence or board committee requirements, except if and to the extent state law imposes any such requirements. The Manager is currently organized under the laws of the State of Arizona, which imposes no such requirements. In addition, Mr. Albers and Mr. Meris are currently the only stockholders of the Manager. Therefore, all actions taken by the Manager’s board of directors, including compensation actions, are also currently implicitly or explicitly approved by the Manager’s stockholders.

The Manager’s Executive Compensation Philosophy and Objectives

The Manager seeks to encourage highly qualified and talented employees to maintain their employment with the Manager for an extended period of time and, as such, the Manager endeavors to compensate its employees, including the named executive officers, at rates that Mr. Albers and Mr. Meris believe to be at or above-market. The Manager’s current executive compensation program is guided by the following key principles:

•	Compensation should be fair to both the executive and the Manager;
•	Total compensation opportunities should be at levels that are highly competitive for comparable positions at companies with whom the Manager competes for talent;
•	Financial incentives should be available to the Manager’s executives to achieve key financial and operational objectives set by the Manager’s board of directors; and
•	An appropriate mix of fixed and variable pay components should be utilized to establish a “pay-for-performance” oriented compensation program.

The Manager’s current executive compensation program takes into consideration (i) the marketplace for the individuals that the Manager wishes to attract, retain and motivate; (ii) the Manager’s past practices; and (iii) the talents that each individual executive brings to the Manager. The Manager does not currently utilize the services of a compensation consultant and does not currently engage in any formal benchmarking. Rather, compensation decisions are currently based exclusively on the market knowledge of Mr. Albers and Mr. Meris, as supplemented by the human resources director and other personnel of the Manager or its affiliates.

Elements of the Manager’s Current Executive Compensation Program

The principal components of compensation for the named executive officers are currently base salary and an incentive compensation opportunity comprised of short-term cash incentives. In addition, in the year ended December 31, 2007, the Manager’s board of directors implemented two long-term incentive plans for certain key officers and employees of a subsidiary of Holdings that provides services to the Manager pursuant to which participants may receive stock appreciation rights that are linked to the value of the Manager. Mr. Albers and Mr. Meris are not eligible to participate in these long-term incentive plans, but the other named executive officer is. The named executive officers are also eligible to participate in broad-based benefit plans that are generally available to all employees of the Manager, including the Manager’s 401(k) plan. The Manager does not currently maintain any defined-benefit pension plans or other supplemental executive retirement plans for the named executive officers, and none of the named executive officers is currently entitled to any material perquisites.

Under its current executive compensation program, the Manager does not have any pre-established policy or target for the allocation between base and incentive compensation, cash or equity compensation, or short-term or long-term compensation. Rather, compensation decisions for the named executive officers are made on a case-by-case and issue-by-issue basis, and take into account each named executive officer’s ownership position in the Manager and position with the Manager. The Manager believes that the combination of compensation elements that it has selected is effective in meeting the Manager’s objective of encouraging highly qualified and talented employees to maintain their employment with the subsidiary of Holdings that provides services to the Manager for an extended period of time.

Base Salary

Base salary, which is not at risk, is designed to compensate the named executive officers for their roles and responsibilities and to provide a stable and fixed level of compensation that serves as a retention tool.

In determining base salaries, the Manager considers each executive’s role and responsibility, unique skills and future potential with the Manager. The base salaries were determined by the Manager’s board of directors based on its market knowledge of comparable salaries for each of the positions listed for companies of similar type and size.

Base salaries for each of the named executive officers for the fiscal years ending December 31, 2007 and 2008 are as follows:

	2007	2008
Shane Albers – Chief Executive Officer	$550,000	$550,000
William Meris – President	420,000	420,000
Steven Darak – Chief Financial Officer	200,000	240,000

Messrs. Albers and Meris did not receive an increase in base salary from the year ended December 31, 2007 to the year ended December 31, 2008 because the Manager’s board of directors (which consists of Messrs. Albers and Meris) determined they were adequately compensated in light of market conditions. However,

Mr. Darak received a $40,000 increase in base salary from the year ended December 31, 2007 to the year ended December 31, 2008 to reflect the increased complexity and financial reporting responsibilities assumed by Mr. Darak.

Salaries for the year ending December 31, 2009 were set at $550,000, $420,000 and $216,000 for Mr. Albers, Mr. Meris and Mr. Darak, respectively. Effective May 1, 2009, the salaries for Messrs. Albers, Meris and Darak were reduced to $290,000, $290,000 and $150,000, respectively. The reduction in salaries were made because of the reduced revenue and liquidity available to the Manager resulting from the Fund’s cessation of funding new loans in late 2008.

Short-Term Cash Incentive Opportunity

Cash incentive payments, which are at risk, are designed to recognize and reward the named executive officers with cash payments based on the Manager’s success in a given year. With respect to Messrs. Albers and Meris, cash incentive payments are not made pursuant to or evaluated against any plan or criteria, although the Manager’s board of directors (which consists of Messrs. Albers and Meris) has discretion to award bonuses to such persons as it determines to be appropriate. Factors taken into account by the Manager’s board of directors when deciding whether to pay an annual bonus to Messrs. Albers and Meris, and the amount of any such bonus, include the Manager’s financial performance for the year, each individual’s performance for the year, the Manager’s available cash and the amounts of compensation previously paid to each individual. Neither Mr. Albers nor Mr. Meris received a cash bonus in the year ended December 31, 2007 or the year ended December 31, 2008 because the Manager’s board of directors determined that Messrs. Albers and Meris were adequately compensated in light of market conditions.

Pursuant to an arrangement between Mr. Darak and the Manager, Mr. Darak is entitled to an annual cash bonus of not less than 1.00% of pre-tax, pre-bonus earnings of the Manager. The bonus level was negotiated prior to Mr. Darak joining the Manager, and was set at a level that the Manager believes provides Mr. Darak with a meaningful at risk financial incentive to achieve key financial and operational objectives set by the Manager’s board of directors. In the year ended December 31, 2007 and the year ended December 31, 2008, Mr. Darak received bonuses totaling $103,085 and $50,000, respectively, pursuant to this arrangement. These amounts were equal to the minimum bonus of 1.00% of the pre-tax, pre-bonus earnings of the Manager, as the Manager’s board of directors determined not to pay Mr. Darak any additional cash bonus in the year ended December 31, 2007 and the year ended December 31, 2008 in light of market conditions.

Long-Term Incentive Opportunity

On June 29, 2007, the Manager’s board of directors approved a Key Employee Incentive Plan and an Executive Management Plan, under which the Manager’s board of directors is able to grant eligible key employees and executives of a subsidiary of Holdings that provides services to the Manager stock appreciation rights that entitle participants to receive a payment equal to the appreciation in the value of one share of the Manager’s stock. Stock appreciation rights granted under the plans are linked to the value of shares of the Manager’s stock, and not to the value of membership units in the Fund. Messrs. Albers and Meris are not eligible to participate in these long-term incentive plans. Mr. Darak is eligible to participate in the Executive Management Plan, and was awarded 20,000 stock appreciation rights under this plan on June 29, 2007. Mr. Darak’s award was made in recognition of his efforts in helping grow the Manager and the Fund and as a result of the increasingly complex duties he was required to perform in connection with the Fund’s requirement to file periodic reports with the SEC. The Manager’s board of directors also believed the award would help align Mr. Darak’s interests with the Manager’s stockholders. No stock appreciation rights were awarded to Mr. Darak during fiscal 2008.

The values of stock appreciation rights awarded under the plans are determined by the Manager’s board of directors using a formulaic valuation methodology to determine the value of the Manager’s shares, which methodology is based on the pre-tax earnings of the Manager and described in more detail in the tables following this Compensation Discussion and Analysis. Mr. Darak’s stock appreciation rights vest in annual 20% increments starting on December 31, 2007. Twenty percent of Mr. Darak’s stock appreciation rights will be redeemed for cash as of the fifth anniversary of the date of grant, and an additional 20% of his stock appreciation rights will be redeemed for cash on the sixth through ninth anniversaries of the date of grant. As of December 31, 2008, Mr. Darak’s stock appreciation rights and the other stock appreciation rights awarded under the plans do not have any value.

Other Compensation

The named executive officers are eligible to, and do participate in, other benefit plans and programs that are generally available to all employees of the Manager, including a 401(k) plan, medical and dental insurance, term life insurance, and a paid time-off plan.

IMH Financial Corporation’s Intended Compensation Programs Following Consummation of the Conversion Transactions

Following the consummation of the Conversion Transactions, the executive officers of the Manager (including the named executive officers) will become our executive officers and will be compensated directly by us. Following the consummation of the Conversion Transactions, our executive compensation program will be determined and approved solely by our Compensation Committee. Our Compensation Committee is expected to be composed of directors who will satisfy the independence requirements of the NYSE and SEC rules. Neither Mr. Albers nor Mr. Meris will be members of the Compensation Committee. In their roles as our Chief Executive Officer and President, respectively, Mr. Albers and Mr. Meris will be expected to make recommendations to the Compensation Committee regarding the compensation of our other executive officers and general competitive market data, but will not participate in any Compensation Committee discussions relating to the final determination of their own compensation. Following the consummation of the Conversion Transactions, the Compensation Committee will have the authority to retain compensation consultants to assist it in determining the structure of, and amounts payable under, our executive compensation program.

New Executive Employment Agreements

Following the consummation of the Conversion Transactions, we expect to enter into new employment agreements with each of Messrs. Albers, Meris and Darak. The terms of the new employment agreements will be determined by our Compensation Committee, which is expected to be composed solely of independent directors. We expect these agreements to establish each executive officer’s annual base salary, short-term incentive compensation opportunity, severance benefits and the other terms and conditions of the executive officer’s employment by us.

While all of the terms of the new employment agreements will be determined by our Compensation Committee following the consummation of the Conversion Transactions through negotiations with these executive officers, we do not expect the annual base salaries for any of these executive officers to decrease from the level of annual base salary that each executive officer is currently earning. In addition, we expect that the short-term incentive compensation opportunity for these executive officers will not be discretionary (as it historically has been for Mr. Albers and Mr. Meris), but annual bonuses will instead only become payable if we achieve certain performance targets to be determined by our Compensation Committee.

IMH Financial Corporation Stock Incentive Plan

The members of the Fund are being asked to approve the adoption of the 2010 Stock Incentive Plan pursuant to this consent solicitation/prospectus. Following the consummation of the Conversion Transactions, the stock incentive plan will permit IMH Financial Corporation to grant stock options, stock appreciation rights, restricted stock, stock bonuses and other forms of awards granted or denominated in IMH Financial Corporation common stock or units representing the right to receive IMH Financial Corporation common stock, as well as cash bonus awards. We believe that the incentives and stock-based awards that may be granted under the stock incentive plan will help focus our executive officers and other employees on the objective of creating stockholder value and promoting our success, and that incentive compensation plans like the proposed stock incentive plan are an important attraction, retention and motivation tool for participants in the plan that will encourage participants to maintain their employment with us for an extended period of time. We also believe the equity-based awards available under the stock incentive plan will help align the interests of award recipients with the interests of our stockholders following the consummation of the Conversion Transactions. Although the amount, structure and vesting requirements applicable to any awards to be granted under the stock incentive plan will be determined by our Compensation Committee (or the board of directors of IMH Financial Corporation) following the consummation of the Conversion Transactions and no specific awards are currently being considered, we expect that approximately two-thirds of the        shares being requested under the stock incentive plan will be used to grant awards to Mr. Albers, Mr. Meris and Mr. Darak if they are employed by us at the time any grants are made. A description of the material terms of the 2010 IMH Financial Corporation Stock Incentive Plan can be found under the section entitled “Proposal No. 2: Approval of the 2010 IMH Financial Corporation Employee Stock Incentive Plan”.

Additional Compensation Programs

In addition to the compensation programs described above, IMH Financial Corporation will have the discretion to establish other compensation plans and programs for the benefit of our executive officers and other employees, including Messrs. Albers, Meris and Darak. Such plans may include, without limitation, a non-qualified deferred compensation plan offering our executives and other key employees the opportunity to receive certain compensation on a tax-deferred basis, additional short- or long-term incentive compensation plans and severance, change-in-control or other similar benefit plans.

Section 162(m) Policy

Section 162(m) of the Code generally disallows a tax deduction by publicly held corporations for compensation over $1 million paid to their chief executive officers and certain of their other most highly compensated executive officers unless certain tests are met. Following the consummation of the Conversion Transactions, our general intention is to design and administer our executive compensation programs to preserve the deductibility of compensation payments to our executive officers under Section 162(m). Nevertheless, our goal of preserving the deductibility of compensation is secondary in importance to achievement of our compensation objectives.

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid by the Manager to the named executive officers for service during the years ended December 31, 2008, December 31, 2007 and December 31, 2006:

Name and Principal Position	Year	Salary ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total ($)
Shane Albers, Chairman and Chief Executive Officer of the Manager	2008	550,000		—	—		15,500 (1)	565,500
	2007	550,000		—	—		5,500 (1)	555,500
	2006	480,000		—	18,302	(2)	—	498,302

William Meris, President of the Manager	2008	420,000		—	—		12,925 (3)	432,925
	2007	420,000		—	—		6,650 (3)	426,650
	2006	360,000		—	18,302 (2)		—	378,302

Steven Darak, Chief Financial Officer of of the Manager	2008	240,000		— (4)	50,000 (5)		9,400 (6)	299,400
	2007	200,000		4,813 (4)	103,085 (5)		2,917 (6)	310,815
	2006	166,600	(7)	—	79,115 (8)		—	245,715

(1)	Reflects a discretionary contribution by the Manager to the Investors Mortgage Holdings Inc. 401(k) plan for the benefit of Mr. Albers.
(2)	Reflects a contribution to an Investors Mortgage Holdings Inc. profit sharing plan that was converted into the Investors Mortgage Holdings Inc. 401(k) plan.
(3)	Reflects a discretionary contribution by the Manager to the Investors Mortgage Holdings Inc. 401(k) plan for the benefit of Mr. Meris.
(4)	As discussed above under “Compensation Discussion and Analysis — Long-Term Incentive Opportunity,” on June 29, 2007 Mr. Darak received a grant of 20,000 stock appreciation right units under the Manager’s Executive Management Plan, which will vest in equal increments over five years starting on December 31, 2007. The number included above reflects the valuation of the stock appreciation rights based on the compensation cost recognized by the Manager during the applicable period for financial statement purposes under FAS 123(R), disregarding any estimate of forfeitures related to service-based vesting conditions. As discussed above, the Fund does not incur any expenses in connection with the Executive Management Plan as it is linked to the performance of the Manager, not the Fund, and all expenses are borne solely by the Manager. The valuation is based on a multiple equal to 4 times the Manager’s actual earnings for the year ended December 31, 2007 before interest, taxes, depreciation and amortization, the product of which is discounted by 25% for the lack of marketability of the Manager’s shares and an additional 25% for minority interest. The net value is then compared to the base year valuation of the Manager (the year ended December 31, 2005) using similar discounting factors and the increase in value is used to derive the increase in the computed price per share. The incremental price per share is used to value the total granted stock appreciation rights, which is then reduced by the non-vested portion of such shares, to arrive at the recognized compensation. The Manager’s ability to continue as a going concern was in doubt during the year ended December 31, 2008 and, accordingly, the shares under the stock appreciation rights plan have been valued at $0 at December 31, 2008.
(5)	Reflects a cash bonus paid to Mr. Darak equal to 1.00% of pre-tax, pre-bonus earnings for the Manager.
(6)	Reflects a discretionary contribution by the Manager to the Investors Mortgage Holdings Inc. 401(k) plan for the benefit of Mr. Darak.

(7)	Prior to the year ended December 31, 2007, Mr. Darak’s services were rendered through a consulting firm that was entitled to part of any base salary and bonus received by Mr. Darak. Under this arrangement, Mr. Darak was entitled to approximately 83.3% of his $200,000 base salary, or $166,600, which amount is reflected in the table above.
(8)	Under the consulting relationship described above, Mr. Darak was entitled to 0.85% of pre-tax, pre-bonus earnings of the Manager, which amount is reflected in the table above.

2008 Grants of Plan-Based Awards

The following table provides certain information with respect to grants of plan-based awards made by the Manager during the year ended December 31, 2008:

Estimated Possible Payouts Under Non-Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Steven Darak, Chief Financial Officer of the Manager	3/25/2008	— (1)	— (1)	480,000 (1)

(1)	As described above in “Compensation Discussion and Analysis — Short-Term Cash Incentive Opportunity,” Mr. Darak is entitled to a cash bonus of not less than 1.00% of pre-tax, pre-bonus earnings of the Manager. There is no threshold or target bonus. However, the maximum bonus was set at two times the stated base salary amount or $480,000. The actual cash bonus paid to Mr. Darak ($103,085 and $50,000 for the year ended December 31, 2007 and for the year ended December 31, 2008, respectively) is reflected in the Summary Compensation Table under the column titled “Non-Equity Incentive Plan Compensation.”

Outstanding Equity Awards at Fiscal Year-End for 2008

The following table sets forth certain information with respect to equity awards made by the Manager that were outstanding as of December 31, 2008:

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date
Steven Darak, Chief Financial Officer of the Manager	8,000	12,000 (1)	—	—	—

(1)	Reflects stock appreciation rights granted under the Manager’s Executive Management Plan. All stock appreciation rights listed above vest at a rate of 20% per year starting December 31, 2007.

Employment, Change in Control and Severance Agreements

The Manager has not entered into any employment, change of control, severance or similar contracts, agreements, plans or arrangements with any of the named executive officers that provide for payments in connection with any named executive officer’s termination of employment or a change in control.

Director Compensation

The Manager’s board of directors currently consists of Shane Albers and William Meris, neither of whom received retainer, meeting or other fees or compensation in the year ended December 31, 2008 in connection with their service on the Manager’s board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Currently, no person or entity owns beneficially more than 5% of our membership units and the Manager does not own any membership units. The following table summarizes, as of September 30, 2009:

•	the dollar amount and percentage of outstanding investments in the Fund beneficially owned by directors and executive officers of the Manager, and all such persons as a group; and
•	the amount and nature of beneficial ownership, and percentage of common stock to be outstanding after giving effect to the Conversion Transactions, but without giving effect to any subsequent public offering, to be held by the directors and executive officers of the Manager.

The address for each such person is 4900 N. Scottsdale Rd., Suite 5000, Scottsdale, Arizona 85251.

Name	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership After Conversion Transactions	Percent of Class After Conversion Transactions
Shane Albers(1)	$258,453	*		[_]%
William Meris(1)	221,983	*		[_]%
Steven Darak(1)	—	*		[_]%
Other executive officers of IMH	547,395	*		[_]%
All directors and executive officers of IMH as a group (7 persons)(1)	$1,027,831	*		[_]%

*	Less than 1% of member equity
(1)	Mr. Albers and Mr. Meris committed on September 1, 2009 to transfer 5% of their stock in the Manager to Mr. Darak and 5% to two senior employees of a subsidiary of Holdings, subject in each case to regulatory approvals. If the Conversion Transactions are consummated prior to the receipt of regulatory approval, Mr. Albers and Mr. Meris would transfer to Mr. Darak and the two employees shares of Class B-3 common stock of IMH Financial Corporation in lieu of stock in the Manager. As a result of this commitment and the exchange of their membership interests in Holdings in the Conversion Transactions, Mr. Darak and the two senior employees will own in the aggregate 10% of the shares of Class B-3 common stock of IMH Financial Corporation issued to the stockholders of the Manager and the members of Holdings for the acquisition of Holdings and the Manager.

DESCRIPTION OF IMH FINANCIAL CORPORATION’S CAPITAL STOCK

General

The following is a summary of the material terms of the shares of capital stock in IMH Financial Corporation to be issued in connection with the Conversion Transactions. The following description is subject to and qualified in their entirety by the provisions of the Delaware General Corporation Law, or DGCL, as well as by all of the provisions of the certificate of incorporation, which is attached as Annex B and will govern your rights as a stockholder of IMH Financial Corporation.

Capital Stock

IMH Financial Corporation has the authority to issue an aggregate of             shares, of which:

•	are shares of IMH Financial Corporation voting common stock, $0.01 par value, designated into classes and subclasses, as described below.
•	are shares of preferred stock, $0.01 par value.

Immediately following the consummation of the Conversion Transactions, and based on currently available information, we anticipate that approximately             shares of IMH Financial Corporation’s voting common stock and no shares of IMH Financial Corporation’s preferred stock will be outstanding, and             shares will be reserved for future issuance pursuant to the 2010 IMH Financial Corporation Employee Stock Option Plan.

No holder of stock of any class of IMH Financial Corporation has any preemptive or preferential right of subscription to any shares of any class of stock of IMH Financial Corporation whether authorized now or at a future date, or to any obligation convertible into stock of IMH Financial Corporation, or any right of subscription for such securities, other than such rights, if any, as the board of directors in its discretion from time to time determines.

Common Stock.  The shares of IMH Financial Corporation’s voting common stock to be issued in the contemplated public offering and the Conversion Transactions will be duly authorized, validly issued, fully paid and nonassessable. IMH Financial Corporation’s voting common stock is divided into the following classes (and subclasses):

•	IMH Financial Corporation common stock, shares authorized.
•	IMH Financial Corporation Class B common stock (to be issued in the Conversion Transactions), shares authorized, divided into three subclasses, as follows:
•	IMH Financial Corporation Class B-1 common stock, shares authorized.
•	IMH Financial Corporation Class B-2 common stock, shares authorized.
•	IMH Financial Corporation Class B-3 common stock, shares authorized.
•	IMH Financial Corporation Class C common stock (to be issued in the Conversion Transactions), shares authorized.
•	IMH Financial Corporation Class D Common stock (to be issued in exchange for Class B common stock that has been submitted for conversion but for which the holder has provided a representation that it has not complied with the applicable transfer restrictions on Class B common stock), shares authorized.

IMH Financial Corporation Common Stock

Voting Rights.  At every meeting of the stockholders of IMH Financial Corporation in connection with the election of directors and all other matters submitted to a vote of stockholders, every holder of shares of IMH Financial Corporation common stock is entitled to one vote in person or by proxy for each share of IMH Financial Corporation common stock registered in the name of the holder on the transfer books of IMH Financial Corporation. Except as otherwise required by law, the holders of shares of IMH Financial Corporation common stock will vote together as a single class, subject to any right that may be subsequently conferred upon holders of preferred stock to vote together with holders of voting common stock on all matters submitted to a vote of stockholders of IMH Financial Corporation. No holder of shares of IMH Financial Corporation common stock may cumulate votes in voting for its directors.

Reclassifications, Subdivisions and Combinations.  No shares of IMH Financial Corporation common stock may be reclassified, subdivided or combined unless the reclassification, subdivision or combination occurs simultaneously and in the same proportion for all shares of IMH Financial Corporation common stock, except that IMH Financial Corporation common stock and IMH Financial Corporation Class B common stock may be reclassified as a single class of common stock at any time following the 12-month anniversary of the conversion date.

Dividends and Other Distributions.  Subject to the rights of the holders of preferred stock, holders of each class of voting common stock of IMH Financial Corporation are entitled to receive such dividends and other distributions in cash, stock of any corporation (other than common stock) or property of IMH Financial Corporation as may be declared on such class of common stock by the board of directors from time to time out of assets or funds of IMH Financial Corporation legally available for such purpose and shall share equally on a per share basis in all such dividends and other distributions. In the case of dividends or other distributions payable in common stock, including distributions pursuant to stock splits or divisions of common stock, only shares of IMH Financial Corporation common stock are paid or distributed with respect to IMH Financial Corporation common stock, only shares of IMH Financial Corporation Class B common stock are paid or distributed with respect to IMH Financial Corporation Class B common stock, and only shares of IMH Financial Corporation Class C common stock are paid or distributed with respect to IMH Financial Corporation Class C common stock; provided that if a dividend or other distribution is paid with respect to one series of a class of common stock, a proportionate dividend or distribution shall be paid with respect to each other series of common stock of the same class.

Liquidation, Dissolution and Winding Up.  In the event of any liquidation, dissolution or winding up of the affairs of IMH Financial Corporation, whether voluntary or involuntary, after payment in full of the amounts required to be paid to the holders of preferred stock, the remaining assets and funds of IMH Financial Corporation will be distributed pro rata to the holders of shares of IMH Financial Corporation common stock. The voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of IMH Financial Corporation or a consolidation or merger of IMH Financial Corporation with one or more other corporations (whether or not IMH Financial Corporation is the corporation surviving the consolidation or merger) shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary.

Transfer Agent.  The transfer agent and registrar for IMH Financial Corporation’s capital stock will be            .

Anti-Takeover Considerations.  Delaware law contains, and IMH Financial Corporation’s certificate of incorporation and bylaws will contain, a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of IMH Financial Corporation. For a summary of the provisions, see the section entitled “Comparison of the Rights of Holders of IMH Secured Loan Fund, LLC and IMH Financial Corporation.”

IMH Financial Corporation Class B Common Stock

Except as provided below, IMH Financial Corporation Class B common stock will generally have the same relative powers, preferences, limitations and restrictions as IMH Financial Corporation common stock.

Transfer Restrictions.  IMH Financial Corporation’s certificate of incorporation will contain provisions restricting the transfer of IMH Financial Corporation Class B common stock and the common stock into which it is convertible. For example, holders of shares of IMH Financial Corporation Class B common stock cannot (and will cause their spouse, immediate family members and immediate family members of their spouse to not) directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of Class B common stock or shares of our common stock, options or warrants to acquire such shares of Class B common stock, securities exchangeable or exercisable for or convertible into shares of Class B common stock that the holder owns of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) on the date of consummation of the Conversion Transactions or thereafter, or publicly announce an intention to do any of the foregoing, for a period commencing on the date of consummation of the Conversion Transactions and continuing through the close of trading on the date six months, nine months, and one year, as applicable, after the date of consummation of the Conversion Transactions. The transfer restrictions will be enforced by a custodian, who will have physical possession of your Class B common stock during the restriction period and until you convert them into IMH Financial Corporation common stock after the restriction period. Before you can convert your shares of Class B common stock into common stock, you must represent that you have complied with the transfer restrictions. In addition, the Class B common stock will not be listed on any securities exchange or included in any automated quotation system. These features will further restrict your ability to sell, short sell, pledge or transfer your shares of Class B common stock.

Acceleration.  The shares of IMH Financial Corporation Class B common stock will also automatically convert into unrestricted and freely transferable shares of IMH Financial Corporation common stock upon consummation of any “change in control” transaction, which generally includes (i) a merger of IMH Financial Corporation in which the IMH Financial Corporation’s holders of record do not immediately after such merger hold a majority of the voting power of the surviving corporation, (ii) any transaction in which 50% or more of IMH Financial Corporation’s voting power is transferred, or (iii) a sale of all or substantially all of the assets of IMH Financial Corporation, except to one or more of our affiliates.

Trading Price Conversion.  Beginning on the five-month anniversary of the Conversion Transactions, if our common stock price is greater than or equal to 125% of the Offering Price for 20 consecutive trading days, all shares of IMH Financial Corporation Class B common stock (other than those held by our directors and executive officers) will be eligible to convert into freely transferable shares of IMH Financial Corporation common stock; provided, however, that holders will not be able to receive their shares from the custodian until they represent they have complied with the transfer restrictions.

Lapsing of Transfer Restrictions and Optional Conversion into IMH Financial Corporation common stock.  All shares of IMH Financial Corporation Class B common stock to be issued as consideration in the Conversion Transactions to Investors Mortgage Holdings Inc. stockholders will be issued subject to restrictions on the holder’s ability to transfer such shares. Following the consummation of an initial public offering or the 90th day after the board of directors of IMH Financial Corporation determines not to pursue an IPO, a portion of such shares of IMH Financial Corporation Class B common stock will be eligible to convert into shares of IMH Financial Corporation common stock, which will not be subject to such transfer restrictions and will be freely transferable (subject to restrictions under applicable securities laws), as set forth below:

•	shares of IMH Financial Corporation Class B-1 common stock will be eligible to convert into shares of IMH Financial Corporation common stock on the sixth-month anniversary of the earlier of (i) the consummation of an initial public offering, and (ii) the 90th day after the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering;
•	shares of IMH Financial Corporation Class B-2 common stock will be eligible to convert into shares of IMH Financial Corporation common stock on the nine-month anniversary of the earlier of (i) the consummation of an initial public offering, and (ii) the 90th day after the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering; and
•	shares of IMH Financial Corporation Class B-3 common stock will be eligible to convert into shares of IMH Financial Corporation common stock on the twelve-month anniversary of the earlier of (i) the consummation of an initial public offering, and (ii) the 90th day after the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering.

Conversion Mechanics.  All holders of shares of IMH Financial Corporation Class B common stock eligible for conversion into freely transferable shares of IMH Financial Corporation common stock may elect such conversion by notifying the custodian and transfer agent in writing of such election and representing that such holder has complied with the applicable transfer restrictions.

Special Dividend.  Finally, we intend to pay a one-time dividend equal to $      per share of Class B common stock, or the Special Dividend, to the holders of all issued and outstanding shares of Class B common stock on the 12-month anniversary of the consummation of an initial public offering, subject to the availability of legally distributable funds at that time.

Automatic Conversion into Class D Common Stock for Transfer Restriction Violations.  If a holder of Class B common stock submits a notice of conversion to the custodian, but represents to the custodian that it has not complied with the applicable transfer restrictions, all Class B shares held by the holder will be automatically converted into Class D common stock, will not be entitled to the Special Dividend and subject to the restrictions provided below.

IMH Financial Corporation Class C Common Stock

Except as provided below, IMH Financial Corporation Class C common stock will generally have the same relative powers, preferences, limitations and restrictions as IMH Financial Corporation common stock.

Transfer Restrictions.  Class C common stock is non-transferable, but is subject to mandatory redemption as discussed in the following paragraph.

Redemption.  After the consummation of an initial public offering, IMH Financial Corporation may, in its sole discretion, use up to 30% of the capital raised in an initial public offering (up to an aggregate of $50 million) to effect a pro rata redemption of IMH Financial Corporation Class C common stock (based upon the number of shares of Class C common stock held by each stockholder) at the initial public offering price, less selling commissions and discounts paid or allowed to the underwriters in an initial public offering. All shares of Class C common stock that are not so redeemed will automatically be converted into shares of Class B common stock as follows: 25% of the outstanding shares of Class C common stock will convert into shares of Class B-1 common stock, 25% will convert into shares of Class B-2 common stock and 50% will convert into shares of Class B-3 common stock.

Conversion.   If the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering, it may, beginning 90 days after that determination, convert up to 20% of the outstanding shares of Class C common stock into common stock, with the remaining shares of Class C common stock automatically converting into shares of Class B common stock as follows: 25% of the outstanding shares of Class C common stock will convert into shares of Class B-1 common stock, 25% will convert into shares of Class B-2 common stock and 50% will convert into shares of Class B-3 common stock, with any fractional shares first aggregated into shares of Class B-3 common stock and then any remaining fraction will be paid in cash as described above but based upon the initial public offering price per share, less selling commissions and discounts paid or allowed to the underwriters in the initial public offering. Class C common stock will also be subject to the same acceleration provisions on a “change of control” as Class B common stock.

IMH Financial Corporation Class D Common Stock

Except as provided below, IMH Financial Corporation Class D common stock will generally have the same relative powers, preferences, limitations and restrictions as Class B common stock.

Transfer Restrictions.  Class D shares are non-transferable, and may not be converted into the common stock and the common stock issuable upon conversion may only transferred following the 12 month anniversary of the earlier of (i) the consummation of an initial public offering and (ii) the 90th day after the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering consummation of the Conversion Transactions, and then, only if the holder submits a representation to the custodian that the holder has complied with the applicable transfer restrictions for the 90 days prior to such representation and is not currently in violation. Similarly, if a holder’s shares of Class B common stock have been automatically converted into common stock as described above, then to withdraw or transfer those shares, the holder must provide a representation to the custodian that the holder has complied with the applicable transfer restrictions; if the holder does not make the representation then the custodian (i) will not release the shares for a period of 90 days thereafter, and then, only upon receipt of a representation that the holder has complied with the restrictions for such 90 day period and is not currently in violation, and (ii) will return to IMH Financial Corporation the Special Dividend (if it has been declared and paid). Class D common stock will also be subject to the same accleration provisions upon a “change of control” as Class B common stock.

Special Dividend.  Class D shares will not be entitled to the Special Dividend.

Preferred Stock

To the fullest extent permitted under Delaware law, the IMH Financial Corporation board of directors is authorized by resolution to divide and issue shares of preferred stock in series and to fix the voting powers and any designations, preferences, and relative, participating, optional or other special rights of any such series of preferred stock and any qualifications, limitations or restrictions of such series as are stated and expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination”

with an “interested stockholder” for a period of three years after the date on which the person becomes an interested stockholder, unless (i) prior to the time that such stockholder becomes an interested stockholder, the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in employee stock plans) upon consummation of such transaction, or (iii) at or subsequent to the time such stockholder becomes an interested stockholder, the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

The Delaware General Corporation Law contains provisions enabling a corporation to avoid Section 203’s restrictions if stockholders holding a majority of the corporation’s voting stock approve an amendment to the corporation’s certificate of incorporation or bylaws to avoid the restrictions. We have not and do not currently intend to elect out of the application of Section 203 of the Delaware General Corporation Law.

Certificate of Incorporation and Bylaws

Various provisions of our certificate of incorporation and bylaws, in the forms they will be in effect immediately prior to the consummation of this offering, which are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

No Cumulative Voting.  The Delaware General Corporation Law provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly address cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders.  Our certificate of incorporation prohibits stockholder action by written consent. It also provides that special meetings of our stockholders may be called only by the Board of Directors or the chief executive officer.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. A stockholder’s notice must be delivered to the Secretary at the principal executive offices of the IMH Financial Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is advanced by more than 30 days before or delayed by more than 30 days after such anniversary date, or if no annual meeting was held in the preceding year, then notice by the stockholder must be delivered not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the date on which public announcement of the meeting date is first made. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Limits on Ability of Stockholders to Elect and Remove Directors.  Our Board of Directors has the sole right to fill a vacancy created by the expansion of the Board of Directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board of Directors. In addition, directors may only be removed by the action of the holders of at least two-thirds of the outstanding shares of our capital stock, voting together as a single class.

Limitations on Liability and Indemnification of Officers and Directors.  The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;
•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;
•	under Section 174 of the Delaware General Corporation Law (unlawful dividends); or
•	for transactions from which the director derived improper personal benefit.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought. Following the Conversion Transactions, IMH Financial Corporation plans to purchase a policy insuring the corporation against damages for claims against our directors and officers.

Authorized But Unissued Shares.  Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without the approval of holders of Common Stock. We may use these additional shares for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans.

Supermajority Requirement for Amendment of Bylaws.  Under our bylaws, amending our bylaws by stockholder action requires the holders of at least two-thirds of the outstanding shares of our capital stock, voting together as a single class, must act to amend our bylaws by stockholder action. The Board of Directors also has the ability to amend the bylaws without stockholder consent.

COMPARISON OF RIGHTS OF HOLDERS OF IMH SECURED LOAN FUND, LLC
AND IMH FINANCIAL CORPORATION

The following section of the consent solicitation/prospectus describes some of the differences between the current rights of holders of IMH Secured Loan Fund, LLC membership units and the rights of holders of IMH Financial Corporation common stock after the consummation of the Conversion Transactions and also summarizes certain provisions of Delaware law, IMH Secured Loan Fund, LLC’s Restated Limited Liability Company operating agreement, or the operating agreement, and IMH Financial Corporation’s amended and restated certificate of incorporation, which we refer to as the certificate of incorporation, and bylaws. While we believe that the following description covers the material differences between the rights of the holders, this summary may not contain all the information that is important to you. We encourage you to read carefully the operating agreement and the forms of IMH Financial Corporation’s certificate of incorporation and bylaws, which are attached as Annex B and Annex C. For information on how to obtain the operating agreement, see “Where You Can Find Additional Information.” This discussion is qualified in its entirety by reference to the DGCL, the DLLCA, the common law thereunder and the full texts of the documents referenced below.

General

On the consummation of the Conversion Transactions, in exchange for each IMH Secured Loan Fund, LLC membership unit you currently own, you will receive, at your election, either        shares of Class B common stock, or        shares of Class C common stock, of IMH Financial Corporation. You may elect to receive such shares of Class B or Class C common stock in any proportion, but you will receive only one share of either Class B common stock or Class C common stock in exchange for each membership unit in the Fund you hold as of the record date.

IMH Secured Loan Fund, LLC is organized under Delaware law and governed by the DLLCA, and IMH Financial Corporation is incorporated in Delaware and governed by the DGCL. The following discussion compares the rights of holders of IMH Secured Loan Fund, LLC membership units and IMH Financial Corporation common stock, and summarizes the material differences between the current rights of IMH Secured Loan Fund, LLC holders and the rights those stockholders will have as stockholders of IMH Financial Corporation following the consummation of the Conversion Transactions.

The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of IMH Secured Loan Fund, LLC membership units and those of holders of IMH Financial Corporation common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the DGCL and the DLLCA and by the governing organizational documents of IMH Secured Loan Fund, LLC and IMH Financial Corporation to which stockholders are referred.

Comparison of Certain Organizational Document Provisions and Provisions of Delaware Law

Authorized Capital Stock/LLC Units

IMH Secured Loan Fund, LLC	IMH Financial Corporation
IMH Secured Loan Fund, LLC’s Restated Limited Liability Company operating agreement permits the Manager to determine the number of authorized membership units at its discretion. As of December 28, 2009, 73,038 membership units were outstanding.	IMH Financial Corporation’s certificate of incorporation authorizes issuance of up to [_________] shares of common stock, $0.01 par value per share, and [_________] shares of preferred stock, $0.01 par value per share, which may be issued in one or more separate classes. Upon consummation of the Conversion Transactions, no shares of IMH Financial common stock, and an aggregate of [ ] shares of Class B and Class C common stock, and no shares of Class D common stock will be outstanding. If the 2010 Stock Incentive Plan is approved, [__] shares of our common stock will be reserved for future issuance pursuant to the Plan upon consummation of the Conversion Transactions.

Voting Rights

IMH Secured Loan Fund, LLC	IMH Financial Corporation
Under the operating agreement members cannot exercise control over the Fund’s daily business affairs or implement changes in its policy. Moreover, the Manager may amend the operating agreement without the consent of the Fund’s members in order to:	IMH Financial Corporation’s certificate of incorporation provides that each outstanding share of common stock is entitled to one vote on all actions to be taken by the holders of common stock. Shares of preferred stock will have such voting rights, if any, as may be determined by the board of directors at the time such shares of preferred stock are classified and authorized for issuance as a separate class or series. In addition, under Delaware law, holders of a class of stock are entitled to vote as a class on any amendment to the certificate of incorporation if the amendment would change the aggregate number of shares or par value or adversely affect the powers or special rights of the class, whether or not the certificate of incorporation so provides.
• grant to members (and not solely to the Manager in its capacity as a member) additional rights, remedies, powers or authority that may lawfully be granted to or conferred upon them;

•

cure any ambiguity within the operating agreement, correct or supplement any provision which may be inconsistent with other provisions, or make any other provisions for matters or questions arising under the operating agreement which are not inconsistent with the provisions of the operating agreement;

• conform the operating agreement to applicable laws and regulations; and
• make any changes to the operating agreement which, in the judgment of the Manager, does not prejudice the rights of the members.
The members may vote only in a limited number of specific instances, in which case the holders of a majority of membership units (not including the Manager) can take action and bind all of the members. The situations in which all members (except the Manager) are entitled to vote include votes to:
• dissolve the Fund;
• remove and replace the Manager;
• merge the Fund or sell all or substantially all of the Fund’s assets;
• change the nature of the Fund’s business; or
• amend the operating agreement (in certain cases).

Separate Class Voting

IMH Secured Loan Fund, LLC	IMH Financial Corporation
The operating agreement does not provide for separate class voting.	IMH Financial Corporation’s certificate of incorporation and bylaws permit the board of directors to set voting rights, if any, for each class or series of preferred stock. In setting such voting rights, the directors could provide that any such series or class of preferred stock may have a separate class vote on certain matters.

Voting on Related Party Transactions

IMH Secured Loan Fund, LLC	IMH Financial Corporation
Pursuant to the operating agreement, the affirmative vote of the holders of a majority of the membership units is required to authorize the following:	The DGCL generally provides that no contract or transaction between a corporation and any of its directors or officers or with any entity in which any of its directors or officers is a director or has a financial interest will be void or voidable solely because of the common directorship or interest if: (i) the material facts as to his or her relationship or interest as to the contract or transaction is disclosed or known to the board of directors and the board of directors in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum, (ii) the material facts as to his or her relationship or interest as to the contract or transaction is disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders, or (iii) the contract or transaction is fair to the corporation.
• Payment of certain fees or commissions to the Manager or any of its affiliates;
• The making of loans to the Manager or any of its affiliates;
• Payment of insurance brokerages fees to the Manager or any of its affiliates; and
• Granting to the Manager or any of its affiliates an exclusive right to sell Fund assets.

Dividends/Distributions

IMH Secured Loan Fund, LLC	IMH Financial Corporation
Subject to certain exceptions, the Fund is to distribute, on a monthly basis, net distributable earnings, as defined in the operating agreement, in cash to electing members. Subject to certain exceptions, the Fund may also distribute the net proceeds from certain transactions set forth in the operating agreement. The ability of a member to withdraw, or partially withdraw, from the Fund and obtain the return of all or part of its capital account by having its membership units redeemed is subject to significant limitations, including the following:	Subject to applicable law, the board may declare dividends. Section 170(a) of the DGCL provides that dividends may be declared from the corporation’s surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Holders of IMH Financial Corporation Class B common stock will be entitled to payment of a one-time Special Dividend equal to $[__] per share of Class B common stock held by such holders on the 12-month anniversary of the IPO Date, subject to the availability of legally distributable funds. Such payment, if any, shall be made within thirty (30) days of such 12-month anniversary.
• Requests to redeem membership units may only be submitted after the membership units have been held for at least 60 days.
• Redemptions are made only to the extent the Manager determines that the Fund has sufficient cash available.
• All requests for withdrawal are on a “first-come, first-served” basis.

•

If a member’s capital account is reduced below $50,000 due to any withdrawal payment, the Manager, in its discretion, may distribute all remaining amounts in the capital account to the member in cancellation of the membership units.

• Unless the Manager determines otherwise, the total amount withdrawn by all members during any fiscal year may not exceed 10% of the amount of capital accounts of all the members.
• The Fund is not required to sell any portion of its assets to fund a withdrawal.
• If membership units are redeemed, the redemption will typically be paid within 60 to 90 days following the end of the month in which the request is received by the Manager.

Redemption

IMH Secured Loan Fund, LLC	IMH Financial Corporation
Subject to certain exceptions, the Fund is to distribute, on a monthly basis, net distributable earnings, as defined in the operating agreement, in cash to electing members. Subject to certain exceptions, the Fund may also distribute the net proceeds from certain transactions set forth in the operating agreement. The ability of a member to withdraw, or partially withdraw, from the Fund and obtain the return of all or part of its capital account by having its membership units redeemed is subject to significant limitations, including the following:	IMH Financial Corporation stockholders generally will not have redemption rights. However, as described elsewhere in this consent solicitation/prospectus, stockholders who elect to receive shares of Class C common stock in the Conversion Transactions may have some or all of their shares of Class C common stock redeemed. After the consummation of the contemplated initial public offering, IMH Financial Corporation may, in its sole discretion, use up to the lesser of (A) 30% of the net proceeds of the initial public offering or (B) $50 million to redeem, on a pro rata basis, all or a portion of the outstanding shares of IMH Financial Corporation Class C common stock at the initial public offering price, less selling commissions and discounts paid or allowed to the underwriters in the contemplated initial public offering. All shares of Class C common stock that are not so redeemed will automatically convert into shares of Class B common stock as follows: 25% of the outstanding shares of Class C common stock will convert into shares of Class B-1 common stock, 25% will convert into shares of Class B-2 common stock and 50% will convert into shares of Class B-3 common stock. No fractional shares of IMH Financial Corporation Class B or Class C common stock will be issued in the Conversion Transactions and no certificate for any fractional shares will be issued. Any holder of membership units in the Fund, stock in the Manager, or membership interests in Holdings who would otherwise be entitled to receive a fractional share of IMH Financial Corporation Class B or Class C common stock (after aggregating all fractional shares issuable to the applicable holder into shares of Class B-3 common stock) will, in lieu of any fractional share, be paid in cash the dollar amount (rounded up to the nearest whole cent), without interest, determined by multiplying such fraction by $[].
• Requests to redeem membership units may only be submitted after the membership units have been held for at least 60 days.
• Redemptions are made only to the extent the Manager determines that the Fund has sufficient cash available.
• All requests for withdrawal are on a “first-come, first-served” basis.

•

If a member’s capital account is reduced below $50,000 due to any withdrawal payment, the Manager, in its discretion, may distribute all remaining amounts in the capital account to the member in cancellation of the membership units.

• Unless the Manager determines otherwise, the total amount withdrawn by all members during any fiscal year may not exceed 10% of the amount of capital accounts of all the members.
• The Fund is not required to sell any portion of its assets to fund a withdrawal.
• If membership units are redeemed, the redemption will typically be paid within 60 to 90 days following the end of the month in which the request is received by the Manager.
As permitted under the operating agreement, the Manager suspended the acceptance of member withdrawals and the redemption of membership units in the Fund effective October 1, 2008.

Conversion

IMH Secured Loan Fund, LLC	IMH Financial Corporation
If the board of directors of IMH Financial Corporation determines that it will not pursue an initial public offering it may, beginning 90 days after that determination, convert up to 20% of the outstanding shares of Class C common stock into common stock with the remaining shares of Class C common stock automatically converting into Class B common stock as follows: 25% of the outstanding shares of Class C common stock will convert into shares of Class B-1 common stock, 25% will convert into shares of Class B-2 common stock and 50% will convert into shares of Class B-3 common stock.	N/A.

Liquidation

IMH Secured Loan Fund, LLC	IMH Financial Corporation
Pursuant to the operating agreement, if the Fund is dissolved its assets are to be distributed in accordance with the DLLCA, which provides that the Fund’s assets shall first be distributed to creditors (including members and managers) in satisfaction of the Fund’s liabilities. Upon full satisfaction of such obligations, the Fund’s assets shall be distributed to the members first for the return of their contributions and second in respect of their limited liability company interests, in the proportions in which each member shares in distributions generally. Where there are sufficient assets, the DLLCA provides that such claims and obligations are to be paid in full. Where there are insufficient assets, such claims and obligations are to be paid according to their priority. Claims of equal priority are to be paid pro rata to the extent assets are available to pay such claims.	IMH Financial Corporation’s certificate of incorporation provides that in the event of the liquidation, dissolution or winding up of the affairs of IMH Financial Corporation, subject to payment of debts and other liabilities of IMH Financial Corporation and payment in full of the amounts required to be paid to the holders of preferred stock, holders of outstanding shares of common stock are entitled to share ratably in all remaining assets.

Classification of Stock

IMH Secured Loan Fund, LLC	IMH Financial Corporation
N/A	IMH Financial Corporation’s certificate of incorporation provides that the board of directors has the power to classify and reclassify any of the unissued shares of capital stock into a class or series, or classes or series, of preferred stock or other type of stock.

Number of Directors

IMH Secured Loan Fund, LLC	IMH Financial Corporation
The Fund does not have a board of directors. Rather, pursuant to the operating agreement, all of the Fund’s operations are performed by the Manager, subject to limited exceptions.	IMH Financial Corporation’s bylaws provide that the number of directors which shall constitute the whole board of directors shall not be less than five (5) nor more than fifteen (15), and shall initially be five (5).

Election, Vacancy and Removal of Directors

IMH Secured Loan Fund, LLC	IMH Financial Corporation
N/A	According to IMH Financial Corporation’s bylaws, at each annual meeting of the stockholders from and after the first annual meeting of the stockholders, each director standing for election shall be elected to hold office for a term expiring at the next annual meeting of the stockholders. At all meetings of stockholders for the election of directors at which a quorum is present, each director shall be elected by the vote of a plurality of the votes cast. A person shall not be eligible for election or re-election as a director at an annual meeting of stockholders unless such person is nominated by a stockholder of record who provides proper notice, or such person is nominated at the direction of the board of directors. Directors may be nominated at a special meeting of stockholders either at the direction of the board of directors or by any stockholder of record provided that the board of directors has determined that directors shall be elected at such special meeting.
IMH Financial Corporation’s certificate of incorporation states that vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause shall, unless otherwise required by resolution of the board of directors, be filled by, and only by, the affirmative vote of a majority of the members of the board of directors then in office, although less than a quorum, or by the sole remaining director. Any director appointed to fill a vacancy or a newly created directorship shall hold office until the next election of the directors and until his or her successor is elected and qualified or until his or her earlier resignation or removal.
IMH’s certificate of incorporation states that any director may be removed, with or without cause, but only with the affirmative vote of the holders of not less than a majority of the voting power of all outstanding shares of stock of IMH Financial Corporation entitled to vote generally in the election of directors, considered for this purpose as a single class.
Any director may resign at any time upon notice given in writing or by electronic transmission to the board of directors or a person designated by the board of directors.

Indemnification and Limitations on Manager/Director Liability

IMH Secured Loan Fund, LLC	IMH Financial Corporation
The operating agreement provides that the Manager will be held harmless, and is entitled to indemnification from the Fund, for losses or liabilities suffered by the Fund when all of the following conditions are met:	IMH Financial Corporation’s certificate of incorporation states that a director shall not be personally liable to IMH Financial Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the IMH Financial Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit.

IMH Financial Corporation’s certificate of incorporation provides that IMH Financial Corporation has the power to indemnify its officers and directors in certain circumstances.

IMH Financial Corporation’s bylaws empower a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding or alternative dispute resolution procedure, whether civil, criminal, administrative, investigative or otherwise (including, without limitation, an action by or in the right of IMH Financial Corporation) by reason that he, or a person of whom he is the legal representative, is or was a director or an officer of IMH Financial Corporation or is or was serving at the request of IMH Financial Corporation as a director, manager, officer, partner, trustee or member of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against all costs, charges, expenses, liability and losses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection with any such proceeding, and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his heirs, executors and administrators; provided, however, that IMH Financial Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the board of directors. No indemnification shall be paid to any indemnitee: (i) on account of any suit in which judgment is rendered against such indemnitee for disgorgement of profits made from the purchase or sale by such indemnitee of securities of IMH Financial Corporation or
• The Manager has determined in good faith that the course of conduct that caused the loss or liability was in the best interest of the Fund;
• The Manager was acting on behalf of or performing services for the Fund;
• The liability or loss was not caused by negligence or misconduct by the Manager; and
The indemnification is paid out only from the Fund’s assets, and is not recoverable from the members.
The Manager (which shall include affiliates only if such affiliates are performing services on behalf of the Fund) and any person acting as a broker-dealer shall not be indemnified for any losses, liabilities or expenses arising from an alleged violation of federal or state securities laws unless the following conditions are met:
• there has been a successful adjudication on the merits of each count involving alleged securities law violation as to the particular indemnitee; or
• such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or

•

a court of competent jurisdiction has approved a settlement of the claims against a particular indemnitee and has determined that indemnification of the settlement and related costs should be made; and

•

in the case of subparagraph c of this paragraph, the court of law considering the request for indemnification has been advised of the position of the SEC and the position of any state securities regulatory authority in which securities of the Fund were offered or sold as to indemnification for violations of securities laws; provided that the court need only be advised of and consider the positions of the securities regulatory authorities of those states:

(i) which are specifically set forth in the operating agreement; and
(ii) in which plaintiffs claim they were offered or sold membership units in the Fund.

IMH Secured Loan Fund, LLC	IMH Financial Corporation
(ii) on account of any suit in which judgment is rendered against such indemnitee for any reimbursement of any bonus or other incentive-based or equity-based compensation or of any profits realized by such indemnitee from the sale of securities of IMH Financial Corporation.
The bylaws also state that the indemnitee shall have the right to be paid by IMH Financial Corporation the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to IMH Financial Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses.
If an appropriate claim is not paid in full by IMH Financial Corporation within 60 days after a written claim has been received by IMH Financial Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against IMH Financial Corporation in a court of competent jurisdiction in the state of Delaware to recover the unpaid amount of the claim. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by IMH Financial Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by IMH Financial Corporation to recover an advancement of expenses pursuant to an undertaking, IMH Financial Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL.
The bylaws further provide that the rights to indemnification and to the advancement of expenses shall not be exclusive of any other right which any person may acquire. IMH Financial Corporation may maintain

IMH Secured Loan Fund, LLC	IMH Financial Corporation
insurance, at its expense, to protect itself or any director, manager, officer, partner, trustee, employee or agent of IMH Financial Corporation or another corporation, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss. IMH may grant rights to indemnification and to the advancement of expenses to any employee or agent of IMH Financial Corporation. The rights conferred upon indemnitees shall be contract rights that shall vest upon commencement of service as a director or officer or in any other capacity pursuant to which an indemnitee is entitled to indemnification and such rights shall continue as to an indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

Special Meetings

IMH Secured Loan Fund, LLC	IMH Financial Corporation
The Manager, or members representing more than ten percent of the outstanding Fund interests on which the members may vote, may call a meeting of the Fund. All members must receive notice of Fund meetings not less than 15 nor more than 60 days before the date of the meeting.	IMH Financial Corporation’s bylaws state that, subject to the rights of holders of any series of preferred stock, and other than those required by statute, special meetings of stockholders may only be called by the CEO of IMH Financial Corporation, the President of IMH Financial Corporation, or by the board of directors pursuant to a resolution adopted by the board of directors. The notice of any stockholder meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each shareholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Mergers, Share Exchanges and Sales of Assets

IMH Secured Loan Fund, LLC	IMH Financial Corporation
The operating agreement provides that the Manager may not sell all or substantially all of the Fund’s assets (in one or a series of transactions) outside the ordinary course of business, or cause the merger or reorganization of the Fund, without the affirmative vote of the holders of a majority of the membership units. If a merger, acquisition, conversion or consolidation constitutes a roll-up transaction as defined in the operating agreement, certain restrictions apply and an appraisal of the Fund’s assets is required to be undertaken by an independent expert.	Under Section 251(c) of the DGCL, the merger, consolidation, or transfer of assets proposed by the board of directors must be approved by the affirmative vote of a majority of all the votes entitled to be cast on the matter.

Appraisal Rights

IMH Secured Loan Fund, LLC	IMH Financial Corporation
Members of the Fund generally are not entitled to appraisal rights with respect to their membership units in the Fund. The operating agreement does provide for contractual appraisal rights in connection with “roll-up” transactions as defined in the operating agreement, which definition excludes transactions, including conversions of corporate form if as a consequence there will be no significant adverse change with respect to voting rights of members of the Fund, the term of existence of the Fund, Manager compensation or the Fund’s investment objectives.	IMH Financial Corporation’s stockholders shall be entitled to appraisal rights to the fullest extent allowed under Section 262 of the DGCL.

Amendments to Restated Limited Liability Fund Operating
Agreement/Certificate of Incorporation

IMH Secured Loan Fund, LLC	IMH Financial Corporation
The Manager may amend the operating agreement without the consent of the Fund’s members in order to:	The DGCL generally provides that the approval of a corporation’s board of directors and the affirmative vote of a majority of all shares entitled to vote and the shares of each class of stock entitled to vote as a class is required to amend a corporation’s certificate of incorporation, unless the certificate specifies a greater voting requirement. The IMH Financial Corporation’s certificate of incorporation does not specify a greater voting requirement.
• grant to members (and not solely to the Manager in its capacity as a member) additional rights, remedies, powers or authority that may lawfully be granted to or conferred upon them;

•

cure any ambiguity within the operating agreement, correct or supplement any provision which may be inconsistent with other provisions, or make any other provisions for matters or questions arising under the operating agreement which are not inconsistent with the provisions of the operating agreement;

• conform the operating agreement to applicable laws and regulations; and
• make any changes to the operating agreement which, in the judgment of the Manager, does not prejudice the rights of the members.
All other amendments to the operating agreement require the affirmative vote of the holders of a majority of the membership units.
The Manager cannot take certain actions without the affirmative vote of holders of a majority of membership units (not including the Manager), including the following:
• dissolve the Fund;
• merge the Fund or sell all or substantially all of the Fund’s assets;
• change the nature of the Fund’s business; or
• amend the operating agreement (in certain cases).
No amendment is permitted if the effect of such amendment would be to increase the duties or liabilities of any member or materially adversely affect any member’s interest in profits, losses, Fund assets, distributions, management rights or voting rights, except as agreed by that member.

Amendments to Bylaws

IMH Secured Loan Fund, LLC	IMH Financial Corporation
There are no bylaws governing the operation of the Fund.	The bylaws provide that the board of directors, by the affirmative vote of at least a majority of the entire board, shall have the exclusive power to adopt, alter, amend, modify or repeal any provisions of the bylaws.

Stockholder Inspection Rights; Stockholder Lists

IMH Secured Loan Fund, LLC	IMH Financial Corporation
Upon five business days advance written notice to the Manager, the members and their designated representatives shall have access to books and records of the Fund during the Fund’s normal business hours. An alphabetical list of the names, addresses and business telephone numbers, to the extent such are available, of all members together with the number of membership units held by each of them will be maintained as a part of the books and records of the Fund. The Fund shall make the list available on request to any member or his representative for a stated purpose including, without limitation, matters relating to members’ voting rights, tender offers, and the exercise of members’ rights under federal proxy law. A copy of the members list shall be mailed to any member requesting it within ten business days of the request, although the Fund may charge a reasonable amount for the copy work. The member list shall be updated at least quarterly to reflect changes in the information contained therein.	Neither the certificate of incorporation nor the bylaws of IMH Financial Corporation provide for stockholder inspection rights. However, under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand given under oath stating the purpose thereof, have the right to inspect for any proper purpose IMH Financial Corporation’s stock ledger, a list of its stockholders and its other books and records. In certain instances, stockholders have the right to inspect the books and records of subsidiaries. A proper purpose is a purpose reasonably related to such person’s interest as a stockholder. The bylaws of IMH Financial Corporation state that a complete list of stockholders entitled to vote at any meeting of the stockholders shall be open to the examination of any stockholder, for any purpose germane to the meeting, either physically during ordinary business hours or electronically, in the discretion of the board of directors, for a period of at least 10 days prior to the meeting. However, if the record date for determining stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law.

Restrictions on Transfer

IMH Secured Loan Fund, LLC	IMH Financial Corporation
There is no public trading market for the membership units, and members cannot freely sell or transfer their membership units or use them as collateral for a loan. Transfers of membership units require the consent of the Manager not to be unreasonably withheld, and are subject to certain other restrictions. The membership units are also subject to resale restrictions under federal and state securities laws.	All shares of IMH Financial Corporation common stock are freely transferable, subject to restrictions under applicable securities laws and any restrictions pursuant to agreements with individual stockholders. Shares of IMH Financial Corporation common stock are not redeemable by IMH Financial Corporation, and are not convertible into any other security.

As noted under the section entitled “Description of IMH Financial Corporation’s Capital Stock,” there are various conversion and transfer provisions and restrictions applicable to the other classes and subclasses of IMH Financial Corporation common stock.

Member/Stockholder Action Without a Meeting

IMH Secured Loan Fund, LLC	IMH Financial Corporation
Pursuant to the operating agreement members may approve by written consent of the holders of a majority of the membership units any matter upon which the members are entitled to vote at a duly convened meeting of the members, and those consents will have the same effect as a vote held at a duly convened meeting of the members.	The right to act by written consent is prohibited by the certificate of incorporation; provided, however, that holders of any series of IMH Financial Corporation preferred stock shall be entitled to take action by written consent to such extent, if any, as may be provided in the terms of such series.

State Anti-Takeover Statutes

IMH Secured Loan Fund, LLC	IMH Financial Corporation
Neither the DLLCA nor the operating agreement contains provisions similar to Section 203 of the DGCL.	Section 203 of the DGCL may, under certain circumstances, make it more difficult for a person who would be an “interested stockholder” (defined generally as a person with 15% or more of a corporation’s outstanding voting stock) to effect a “business combination” (defined generally as mergers, consolidations and certain other transactions, including sales, leases or other dispositions of assets with an aggregate market value equal to 10% or more of the aggregate market value of the corporation) with the corporation for a three-year period. Under Section 203, a corporation may under certain circumstances avoid the restrictions imposed by Section 203. Moreover, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our certificate of incorporation provides for the limitation of liability and indemnification of our directors to the fullest extent provided by the DGCL, as it exists or may hereafter be amended.

Under Section 102(b)(7) of the DGCL, a corporation’s certificate of incorporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

In addition, Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of his service as director, officer, employee or agent of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in Section 145(a) or Section 145(b) of the DGCL or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, provided that indemnification provided for by Section 145 of the DGCL or granted pursuant thereto shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145 of the DGCL.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain of the material U.S. federal income tax considerations with respect to the Conversion Transactions relevant to Holders (as defined below) of membership units in the Fund. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury regulations, administrative interpretations and court decisions all as in effect as of the date of this joint consent solicitation/prospectus, all of which may change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, as to the U.S. federal income tax consequences of the transactions described herein below, and the following summary is not binding on the IRS or the courts. As a result, the IRS could adopt a contrary position, and such a contrary position could be sustained by a court.

This discussion only addresses the U.S. federal income tax considerations relevant to beneficial holders of membership units in the Fund, or Holders, who are U.S. persons. For purposes of this discussion, a “U.S. person” is any person that is:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust if either (i) the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons as described in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Furthermore, this discussion only addresses Holders who hold their membership units as capital assets within the meaning of Section 1221 of the Code.

This discussion does not purport to be a complete analysis of all potential tax effects of the Conversion Transactions, and, in particular, does not address U.S. federal income tax considerations applicable to Holders subject to special treatment under U.S. federal income tax law, including, for example, non-U.S. persons, brokers or dealers in securities, financial institutions, mutual funds, insurance companies, tax-exempt entities, Holders who hold their membership units as part of a hedge, appreciated financial position, straddle, or other risk reduction strategy, Holders who acquired their membership units other than for cash, Holders which are treated as partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities and Holders liable for the alternative minimum tax. This discussion also does not address the tax consequences of any transactions effectuated prior to or after the consummation of the Conversion Transactions. No information is provided herein with respect to the tax consequences of the Conversion Transactions under applicable state, local or foreign laws.

U.S. Federal Income Tax Treatment of the Conversion Transactions

As described in more detail in “Terms of the Conversion Transactions,” the Fund, upon obtaining the necessary approvals and meeting other conditions, intends to merge with and into IMH Financial Corporation, the Fund’s newly formed and wholly owned corporate subsidiary, or the Merger, and to have IMH Financial Corporation acquire all of the outstanding shares of common stock of the Manager and all of the membership interests of IMH Holdings, LLC, or the Acquisition.

U.S. Federal Income Tax Treatment of the Fund

As a result of the Merger, the Fund will be treated as if it had transferred all of its assets, subject to its liabilities, to a newly formed corporation, IMH Financial Corporation, in return for stock of IMH Financial Corporation, and then distributed that stock to the Holders in complete liquidation. The Fund’s deemed transfer of its assets to IMH Financial Corporation as a result of the Merger, together with the Acquisition, is intended to qualify, and the Fund expects it to qualify, for nonrecognition treatment under Section 351(a) of the Code.

Accordingly, the Fund should not recognize any gain or loss for U.S. federal income tax purposes upon the deemed exchange of its assets for stock of IMH Financial Corporation or the deemed liquidation of the Fund.

U.S. Federal Income Tax Treatment of the Holders

Except as described below, the Conversion Transactions generally should be tax-free to Holders, except to the extent that a Holder’s share of the Fund’s liabilities exceeds the Holder’s basis in its interest in its membership units. In general, a Holder’s basis in its membership units should be equal to the price the Holder paid for such membership units, increased by (i) the amount of income and gain allocated to the Holder, and (ii) any increase in the Holder’s share of the Fund’s liabilities; and decreased by (i) the amount of expenses and losses allocated to the Holder, (ii) the amount of distributions received by the Holder, (iii) any reduction in the Holder’s share of the Fund’s liabilities and (iv) the Holder’s share of the Fund’s reduction in its basis in its IMH Financial Corporation stock as the result of an election under Section 362(e) (as described below). If a Holder’s share of the Fund’s liabilities exceeds the Holder’s basis in its membership units, the Holder will recognize gain equal to the excess of such liabilities over such Holder’s basis in its membership units. A portion of this gain will be characterized as ordinary income to the extent the Fund owns assets that constitute inventory or unrealized receivables pursuant to Section 751 of the Code. The remainder of the gain will generally be long-term capital gain if the membership units were held for more than one year.

In addition, as described above (See “Description of IMH Financial Corporation’s Capital Stock”), we intend to pay a one-time dividend equal to $      per share of Class B common stock, or the Special Dividend, to the holders of all issued and outstanding shares of Class B common stock on the 12-month anniversary of the Conversion Transactions, subject to the availability of legally distributable funds. Also, as described above, if the new capital raised in the contemplated IPO meets certain thresholds, some portion of the IPO proceeds will be used to effect a mandatory pro rata redemption of Class C common stock at the initial public offering price. The Company believes that the Special Dividend and the mandatory redemption of Class C common stock should be treated as “boot” in the Section 351 transaction. In that case, the Holders may recognize taxable gain related to the Merger if the Fund has a built-in gain in any of its assets as the time of the Merger. The amount of gain recognized, if any, by each Holder will depend on, among other things, the fair market value of each of the assets of the Fund at the time of the Merger. It is possible that the Special Dividend and the mandatory redemption of Class C common stock will not be treated as boot. In that case, the tax treatment of the Special Dividend would be treated as a distribution and the mandatory redemption of Class C common stock would be treated as a distribution or a sale or exchange of such stock. (See the sections entitled “Distributions” and “Sales, Exchanges or Other Taxable Distributions” below). Holders should consult their own tax advisors as to the consequences of the Special Dividend and the mandatory redemption of Class C common stock.

Subject to the discussion immediately below, each Holder generally will have a tax basis in the IMH Financial Corporation shares received equal to such Holder’s tax basis in such Holder’s membership units, reduced by such Holder’s share of the Fund’s liabilities and increased by the amount of any gain recognized as a result of the Conversion Transactions. Under Section 362(e) of the Code, if the aggregate fair market value of the assets transferred by the Fund to IMH Financial Corporation is less than their aggregate tax basis at the time of the Merger, IMH Financial Corporation generally would be required to reduce its basis in those assets to their fair market value. However, under Section 362(e), an election is available to reduce the basis of certain of the shares of IMH Financial Corporation stock deemed to be received by the Fund instead of reducing the corresponding portion of the basis of the assets of IMH Financial Corporation. The Fund intends to make an election under Section 362(e) of the Code. While not free from doubt, in connection with the Fund’s deemed contribution of assets to IMH Financial Corporation, the Fund’s basis in its IMH Financial Corporation shares generally should be reduced, but not below zero, by the difference between the Fund’s basis in its assets and the fair market value of those assets at the time of the Merger. In addition, while there is currently no statute, final regulation or published ruling addressing whether a reduction in the basis of the common stock deemed to be received by the Fund as a result of the election under Section 362(e) of the Code would result in a reduction in the Holder’s basis in their membership units in the Fund, proposed Treasury regulations provide that a partnership’s reduction, pursuant to an election under Section 362(e) of the Code, of its basis in stock it holds results in a corresponding reduction of certain partners’ basis in their partnership interests. Any such reduction to a Holder’s tax basis in its membership units in the Fund would carry over to the IMH Financial Corporation common stock that such member received in connection with the Conversion Transactions. Such reduced basis would result in increased gain (or reduced loss) upon disposition of IMH Financial Corporation common stock by such member, as described below under “U.S. Federal Income Tax Treatment of Holding IMH Financial Corporation Stock—Sales, Exchanges or Other Taxable Dispositions.” Holders are strongly urged to consult with their tax advisers with respect to matters relating to the application of Section 362(e).

A Holder’s holding period for the IMH Financial Corporation shares received in the Conversion Transaction generally will equal the Fund’s holding period for the IMH Financial Corporation shares deemed to be received by the Fund in the Merger. The Fund’s holding period for the IMH Financial Corporation shares received in the Merger will include the Fund’s holding period in the capital assets and assets used in the Fund’s trade or business that were transferred to IMH Financial Corporation. To the extent the IMH Financial Corporation shares were received in exchange for neither capital assets nor assets used in the Fund’s trade or business, the Fund’s holding period for such shares will begin on the day following the date of the Merger.

The tax consequences related to the Conversion Transactions are complicated, and the tax consequences of the Conversion Transactions to you will depend upon the facts of your particular situation. Accordingly, you are strongly urged to consult with your own tax adviser to determine the particular federal, state, local, or foreign income or other tax consequences to you of the Conversion Transactions.

U.S. Federal Income Tax Treatment of Holding IMH Financial Corporation Stock

Distributions

Generally, a distribution by IMH Financial Corporation with respect to its stock will be treated as a taxable dividend to the extent of its current and accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds IMH Financial Corporation’s current and accumulated earnings and profits, the excess will constitute a tax-free return of capital to the extent of a Holder’s tax basis in the common stock, and thereafter as gain from the sale or exchange of such common stock, as described under “—Sales, Exchanges or Other Taxable Dispositions.”

Certain Holders (including individuals) may qualify for preferential U.S. federal income tax rates in respect of dividend income. Holders that are corporations may be eligible for a dividend-received deduction in respect of a dividend distribution.

Sales, Exchanges or Other Taxable Dispositions

Upon the sale, exchange or other taxable disposition of IMH Financial Corporation stock, a Holder generally will recognize gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or other taxable disposition, and (ii) such Holder’s adjusted tax basis in the common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the Holder’s holding period is more than one year at the time of sale or disposition. Certain Holders (including individuals) can qualify for preferential U.S. federal income tax rates in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Conversion of Class C Common Stock into Class B Common Stock

If the Class C common stock is not redeemed, then it will be converted into Class B common stock. The conversion of Class C common stock into Class B common stock generally should be tax free to Holders.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with dividend payments on IMH Financial Corporation common stock and the proceeds from a sale or other disposition of the common stock. A Holder will be subject to U.S. backup withholding tax on these payments if the Holder fails to provide its taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise to establish an exemption from backup withholding. The amount of any backup withholding from a payment to a Holder will be allowed as a credit against the Holder’s U.S. federal income tax liability and may entitle the Holder to a refund, provided that the required information is timely furnished to the IRS, and other applicable requirements are satisfied.

PROPOSAL NO. 2: APPROVAL OF THE 2010 IMH FINANCIAL CORPORATION
EMPLOYEE STOCK INCENTIVE PLAN

In the consent solicitation the members are asked to approve the 2010 IMH Financial Corporation Employee Stock Incentive Plan.

The Manager believes that incentives and stock-based awards focus employees on the objective of creating stockholder value and promoting our success, and that incentive compensation plans like the proposed 2010 Stock Incentive Plan are an important attraction, retention and motivation tool for participants in the plan.

If members approve the 2010 Stock Incentive Plan,             shares of IMH Financial Corporation common stock will be made available for award grants under the 2010 Stock Incentive Plan.

Summary Description of the 2010 Stock Incentive Plan

The principal terms of the 2010 Stock Incentive Plan are summarized below. The following summary is qualified in its entirety by the full text of the 2010 Stock Incentive Plan, which appears as Annex D to this consent solicitation/prospectus.

Purpose.  The purpose of the 2010 Stock Incentive Plan is to promote the success of IMH Financial Corporation and the interests of our stockholders by providing an additional means for us to attract, motivate, retain and reward directors, executive officers, employees and other eligible persons through the grant of awards and incentives for high levels of individual performance and improved financial performance of IMH Financial Corporation. Equity-based awards are also intended to further align the interests of award recipients and our stockholders.

Administration.  The board of directors of IMH Financial Corporation or one or more committees appointed by such board of directors will administer the 2010 Stock Incentive Plan. We expect that the board of directors of IMH Financial Corporation will delegate general administrative authority for the 2010 Stock Incentive Plan to the Compensation Committee. A committee may delegate some or all of its authority with respect to the 2010 Stock Incentive Plan to another committee of directors, and certain limited authority to grant awards to employees may be delegated to one or more officers of IMH Financial Corporation. (The appropriate acting body, be it the board of directors, a committee within its delegated authority, or an officer within his or her delegated authority, is referred to in this proposal as the “Administrator”).

The Administrator has broad authority under the 2010 Stock Incentive Plan with respect to award grants including, without limitation, the authority:

•	to select participants and determine the type(s) of award(s) that they are to receive;
•	to determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the awards;
•	to cancel, modify, or waive our rights with respect to, to reprice, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consents;
•	to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;
•	subject to the other provisions of the 2010 Stock Incentive Plan, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award; and
•	to allow the purchase price of an award or shares of common stock to be paid in the form of cash, check, or electronic funds transfer, by the delivery of already-owned shares of common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law.

Eligibility.  Persons eligible to receive awards under the 2010 Stock Incentive Plan include officers or employees of IMH Financial Corporation or any of its subsidiaries, directors of IMH Financial Corporation, and certain consultants and advisors to IMH Financial Corporation or any of its subsidiaries. Currently, it is expected that approximately [ ] individuals, including all executive officers and employees of IMH Financial Corporation and its subsidiaries (including all of the named executive officers), and each of IMH Financial Corporation’s non-employee directors, will be considered eligible under the 2010 Stock Incentive Plan.

Authorized Shares; Limits on Awards.  The maximum number of shares of IMH Financial Corporation common stock that may be issued or transferred pursuant to awards under the 2010 Stock Incentive Plan equals             shares.

The following other limits are also contained in the 2010 Stock Incentive Plan:

•	The maximum number of shares of common stock that may be delivered pursuant to options qualified as incentive stock options granted under the plan is shares.
•	The maximum number of shares of common stock subject to those options and stock appreciation rights that are granted during any calendar year to any individual under the plan is shares.
•	“Performance-Based Awards” under Section 5.2 of the 2010 Stock Incentive Plan granted to a participant in any one calendar year will not provide for payment of more than (1) in the case of awards payable only in cash and not related to shares of common stock, $ , and (2) in the case of awards related to shares of common stock (and in addition to options and stock appreciation rights which are subject to the limit referred to above), shares.

To the extent that an award is settled in cash or a form other than shares of common stock, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the shares available for issuance under the 2010 Stock Incentive Plan. In the event that shares of common stock are delivered in respect of a dividend equivalent right, only the actual number of shares of common stock delivered with respect to the award shall be counted against the share limits of the 2010 Stock Incentive Plan. Shares of common stock that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2010 Stock Incentive Plan will again be available for subsequent awards under the 2010 Stock Incentive Plan. Shares of common stock that are exchanged by a participant or withheld to pay the exercise price of an award granted under the 2010 Stock Incentive Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award, will also be available for subsequent awards under the 2010 Stock Incentive Plan. In addition, the 2010 Stock Incentive Plan generally provides that shares of common stock issued in connection with awards that are granted by or become obligations of IMH Financial Corporation through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2010 Stock Incentive Plan. IMH Financial Corporation may not increase the applicable share limits of the 2010 Stock Incentive Plan by repurchasing shares of common stock on the market (by using cash received through the exercise of stock options or otherwise).

Types of Awards.  The 2010 Stock Incentive Plan authorizes stock options, stock appreciation rights, restricted stock, stock bonuses and other forms of awards granted or denominated in IMH Financial Corporation’s common stock or units of IMH Financial Corporation’s common stock, as well as cash bonus awards. The 2010 Stock Incentive Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash.

A stock option is the right to purchase shares of IMH Financial Corporation common stock at a future date at a specified price per share, which we refer to as the exercise price. The per share exercise price of an option will be established by the Administrator at the time of grant of the option. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under “Federal Income Tax Consequences of Awards Under the 2010 Stock Incentive Plan” below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the U.S. Internal Revenue Code and the 2010 Stock Incentive Plan. Incentive stock options may only be granted to employees of IMH Financial Corporation or a subsidiary.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of a share of IMH Financial Corporation common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant.

The other types of awards that may be granted under the 2010 Stock Incentive Plan include, without limitation, stock bonuses, restricted stock, performance stock, stock units, dividend equivalents, or similar rights to purchase or acquire shares, and cash awards.

Performance-Based Awards.  The Administrator may grant awards that are intended to be performance-based awards within the meaning of Section 162(m) of the Code, or Performance-Based Awards. Performance-Based Awards are in addition to any of the other types of awards that may be granted under the 2010 Stock Incentive Plan (including options and stock appreciation rights which may also qualify as performance-based awards for Section 162(m) purposes). Performance-Based Awards may be in the form of restricted stock, performance stock, stock units, other rights, or cash bonus opportunities.

The vesting or payment of Performance-Based Awards (other than options or stock appreciation rights) will depend on our absolute or relative performance on a consolidated, subsidiary, segment, division, or business unit basis. The Administrator will establish the criterion or criteria and target(s) on which performance will be measured. The Administrator must establish criteria and targets in advance of applicable deadlines under the Code and while the attainment of the performance targets remains substantially uncertain. The criteria that the Administrator may use for this purpose will include one or more of the following: earnings per share, cash flow (which means cash and cash equivalents derived from either net cash flow from operations or net cash flow from operations, financing and investing activities), stock price, total stockholder return, gross revenue, revenue growth, operating income (before or after taxes), net earnings (before or after interest, taxes, depreciation and/or amortization), return on equity or on assets or on net investment, cost containment or reduction, or any combination thereof. The performance measurement period with respect to an award may range from three months to ten years. Performance targets will be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other extraordinary events not foreseen at the time the targets were set unless the Administrator provides otherwise at the time of establishing the targets.

Performance-Based Awards may be paid in stock or in cash (in either case, subject to the limits described under the heading “Authorized Shares; Limits on Awards” above). Before any Performance-Based Award (other than an option or stock appreciation right) is paid, the Administrator must certify that the performance target or targets have been satisfied. The Administrator has discretion to determine the performance target or targets and any other restrictions or other limitations of Performance-Based Awards and may reserve discretion to reduce payments below maximum award limits.

Deferrals.  The Administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The Administrator may provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

Assumption and Termination of Awards.  Generally, and subject to limited exceptions set forth in the 2010 Stock Incentive Plan, if IMH Financial Corporation dissolves or undergoes certain corporate transactions such as a merger, business combination, or other reorganization, or a sale of substantially all of its assets, all awards then-outstanding under the 2010 Stock Incentive Plan will become fully vested or paid, as applicable, and will terminate or be terminated in such circumstances, unless the Administrator provides for the assumption, substitution or other continuation of the award. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2010 Stock Incentive Plan. For example, the Administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event.

Transfer Restrictions.  Subject to certain exceptions contained in Section 5.7 of the 2010 Stock Incentive Plan, awards under the 2010 Stock Incentive Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient’s beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws and, with limited exceptions set forth in the 2010 Stock Incentive Plan, are not made for value.

Adjustments.  As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2010 Stock Incentive Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

No Limit on Other Authority.  The 2010 Stock Incentive Plan does not limit the authority of the board of directors of IMH Financial Corporation or any committee to grant awards or authorize any other compensation, with or without reference to IMH Financial Corporation’s common stock, under any other plan or authority.

Termination of or Changes to the 2010 Stock Incentive Plan.  The board of directors of IMH Financial Corporation may amend or terminate the 2010 Stock Incentive Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or any applicable listing agency or required under Sections 162, 422 or 424 of the Code to preserve the intended tax consequences of the plan. For example, stockholder approval will be required for any amendment that proposes to increase the maximum number of shares of common stock that may be delivered with respect to awards granted under the 2010 Stock Incentive Plan. (Adjustments as a result of stock splits or similar events will not, however, be considered an amendment requiring stockholder approval.) Unless terminated earlier by the board of directors of IMH Financial Corporation, the authority to grant new awards under the 2010 Stock Incentive Plan will terminate on the ten year anniversary of the consummation of the Conversion Transactions. Outstanding awards, as well as the Administrator’s authority with respect thereto, generally will continue following the expiration or termination of the 2010 Stock Incentive Plan. Generally speaking, outstanding awards may be amended by the Administrator, but the consent of the award holder is required if the amendment (or any 2010 Stock Incentive Plan amendment) materially and adversely affects the holder.

Federal Income Tax Consequences of Awards under the 2010 Stock Incentive Plan

The U.S. federal income tax consequences of the 2010 Stock Incentive Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2010 Stock Incentive Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local, or international tax consequences.

With respect to nonqualified stock options, we are generally entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, we are generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the 2010 Stock Incentive Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses, stock appreciation rights, cash and stock-based performance awards, dividend equivalents, stock units, and other types of awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the 2010 Stock Incentive Plan in connection with a “change in control” (as this term is used under the Code), we may not be permitted to deduct the portion of the compensation attributable to the acceleration (“parachute payments”) if it exceeds certain threshold limits under the Code (and certain related excise taxes may be triggered). Furthermore, the aggregate compensation in excess of $1,000,000 attributable to awards that are not “performance-based” within the meaning of Section 162(m) of the Code may not be permitted to be deducted by us in certain circumstances.

Specific Benefits under the 2010 Stock Incentive Plan

We have not approved any awards that are conditioned upon member approval of the 2010 Stock Incentive Plan. We are not currently considering any other specific award grants under the 2010 Stock Incentive Plan. We are not able to determine the benefits or amounts that would have been granted under the 2010 Stock Incentive Plan during fiscal 2009 if the 2010 Stock Incentive Plan had been in effect at that time.

There is no current market price for a share of IMH Financial Corporation common stock.

EQUITY COMPENSATION PLAN INFORMATION

We do not currently maintain any equity compensation plans. Members are being asked to approve a new equity compensation plan, the 2010 Stock Incentive Plan, as described above.

Vote Required for Approval of the 2010 Stock Incentive Plan

The Manager believes that the adoption of the 2010 Stock Incentive Plan will promote the interests of IMH Financial Corporation and its stockholders and will help IMH Financial Corporation and its subsidiaries to attract, retain and reward persons important to our success.

All members of the board of directors of the Manager and all of its executive officers (including the named executive officers) are expected to be eligible for awards under the 2010 Stock Incentive Plan and thus have a personal interest in the approval of the 2010 Stock Incentive Plan.

Approval of the 2010 Stock Incentive Plan requires that holders of at least a majority of the issued and outstanding membership units entitled to vote cast votes in favor of the 2010 Stock Incentive Plan. The Manager has approved the 2010 Stock Incentive Plan subject to member approval and determined that it is advisable and in the best interests of the Fund and its members, and recommends that you vote “FOR” the approval of the 2010 Stock Incentive Plan as described above and set forth in Annex D hereto.

LEGAL MATTERS

The validity of the shares of common stock of IMH Financial Corporation to be issued to IMH Secured Loan Fund, LLC members pursuant to the Conversion Transactions and certain U.S. federal income tax matters will be passed upon by O’Melveny & Myers LLP, San Francisco, California.

EXPERTS

The consolidated financial statements and schedule of IMH Secured Loan Fund, LLC as of December 31, 2007 and 2008 and for each of the years in the period ended December 31, 2008 included in this consent solicitation/prospectus have been so included in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding the Fund’s ability to continue as a going concern), appearing elsewhere in this consent solicitation/prospectus, given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Investors Mortgage Holdings Inc. as of and for the years ended December 31, 2006, 2007 and 2008 attached to this consent solicitation/prospectus have been audited by Clifton Gunderson LLP, an independent registered public accounting firm, as stated in their reports, and have been so attached in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing (their report describes an uncertainty related to going concern).

MEMBER PROPOSALS

Pursuant to Rule 14a-8 under the Exchange Act, members may present proper proposals for inclusion in a company’s consent solicitation by submitting their proposals to IMH Secured Loan Fund, LLC in a timely manner. Proposals submitted for inclusion in IMH Secured Loan Fund, LLC’s consent solicitation pursuant to Rule 14a-8 of the Exchange Act must be received by the Fund, 4900 N. Scottsdale Rd., Suite, 5000, Scottsdale, Arizona 85251, no later than 5:00 p.m., Eastern Time, January 15, 2010 but no earlier than January 1, 2010.

OTHER MATTERS

We have filed our annual report with the SEC. You may obtain, free of charge, a copy of our annual report by writing to IMH Secured Loan Fund, LLC, Attn: Investor Relations, 4900 N. Scottsdale Road, Scottsdale, AZ 85251. You also may obtain our annual report over the Internet at the SEC’s website, http://www.sec.gov.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

IMH Secured Loan Fund, LLC files annual, quarterly and special reports, proxy statements and other Information with the Securities and Exchange Commission, or SEC. You may read and copy any reports, proxy statements and other information at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further Information about the SEC Public Reference Room. The SEC also maintains a website that contains these reports and other documents at http://www.sec.gov.

IMH Financial Corporation has filed a registration statement on Form S-4 to register with the SEC the shares representing common stock of IMH Financial Corporation that current holders of IMH Secured Loan Fund, LLC will receive in connection with the Conversion Transactions if the Conversion Transactions are completed. This consent solicitation/prospectus is part of the registration statement of IMH Financial Corporation on Form S-4 and is a prospectus of IMH Financial Corporation and a consent solicitation of IMH Secured Loan Fund, LLC.

INDEX TO FINANCIAL STATEMENTS OF IMH SECURED LOAN FUND, LLC

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Members of
IMH Secured Loan Fund, LLC
Scottsdale, Arizona

We have audited the accompanying consolidated balance sheets of IMH Secured Loan Fund, LLC (the “Fund”) as of December 31, 2007 and 2008 and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2008. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IMH Secured Loan Fund, LLC at December 31, 2007 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Fund will continue as a going concern. As discussed in Note 1 to the financial statements, the Fund has experienced increasing default rates and foreclosures on its mortgage loans that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO SEIDMAN, LLP

Phoenix, Arizona
April 1, 2009

IMH SECURED LOAN FUND, LLC

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2008

(In thousands, except unit data)

	December 31,
	2007	2008
ASSETS
Cash and Cash Equivalents	$73,604	$23,815
Mortgage Loans:
Mortgage Loan Note Obligations	578,925	549,686
Less Undisbursed Portion of Loans-in- process and Interest Reserves	(68,128)	(26,574)
Principal Outstanding Held for Investment	510,797	523,112
Mortgage Loans Held for Sale, Net	—	90,742
Mortgage Loan Principal Outstanding	510,797	613,854
Less Allowance for Credit Loss	(1,900)	(300,310)
Mortgage Loans, Net	508,897	313,544
Accrued Interest and Other Receivables	8,058	12,014
Real Estate Held for Development, net:
Acquired through Foreclosure	—	55,318
Purchased for Investment	—	7,463
Real Estate Held for Development, net	—	62,781
Deposits and Other Assets	—	179
Advances to Fund Manager	—	2,471
Total Assets	$590,559	$414,804
LIABILITIES
Payables to Fund Manager and Other Liabilities	$316	$1,751
Member Investments Pending Activation	4,491	—
Redemptions Payable to Members	6,114	—
Distributions Payable to Members	2,183	4,963
Unearned Income and Other Funds Held	622	39
Total Liabilities	13,726	6,753
MEMBERS’ EQUITY
Retained Earnings (Accumulated Deficit)	49	(322,332)
Members’ Equity – $10,000 per unit stated value, authorized units set at discretion of the Manager – 73,038 and 57,678 units issued and outstanding at December 31, 2008 and 2007, respectively	576,784	730,383
Total Members’ Equity	576,833	408,051
Commitments and Contingent Liabilities
Total Liabilities and Members’ Equity	$590,559	$414,804

The accompanying notes are an integral part of these statements

IMH SECURED LOAN FUND, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2006, 2007 and 2008

(In thousands, except unit data)

	Years Ended December 31,
	2006	2007	2008
INTEREST AND FEE INCOME
Mortgage Loans	$20,547	$47,929	$65,497
Investments and Money Market Accounts	598	1,834	1,923
Total Interest and Fee Income	21,145	49,763	67,420
EXPENSES
Management Fees	430	968	1,139
Default Related Expenses	—	—	1,315
Interest Expense:
Borrowings from Fund Manager	123	390	—
Participations in Mortgage Loans	490	830	—
Borrowings on Note Payable	—	—	78
Interest Expense	613	1,220	78
Valuation charge for:
Provision for Loan Loss based on Fair Value Estimates as of Balance Sheet Date	—	1,900	296,000
Impairment of Assets Acquired through Foreclosure	—	—	27,175
Total Valuation Charge	—	1,900	323,175
Total Expenses	1,043	4,088	325,707
Net Earnings (Loss)	$20,102	$45,675	$(258,287)
Net Earnings (Loss) Allocated to Members per Weighted Average Membership Units Outstanding	$1,189.12	$1,073.47	$(3,835.96)
Distributions to Members per Weighted Average Membership Units Outstanding	$1,146.38	$1,102.72	$951.27
Weighted Average Membership Units Outstanding	16,905	42,549	67,333

The accompanying notes are an integral part of these statements

IMH SECURED LOAN FUND, LLC

CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY
Years ended December 2006, 2007 and 2008

(In thousands, except unit data)

	Members’ Units	Members’ Capital	Retained Earnings/ (Accumulated Deficit)	Total Members’ Equity
Balances at December 31, 2005	9,698	$96,983	$852	$97,835
Net Earnings – 2006	—	—	20,102	20,102
Distributions to Members	—	—	(7,072)	(7,072)
Reinvestment of Distributions	1,231	12,307	(12,307)	—
Capital Investment – New Members	15,153	151,530	—	151,530
Capital Investment – Existing Members	2,457	24,571	—	24,571
Full Redemptions	(1,491)	(14,911)	—	(14,911)
Partial Redemptions	(1,173)	(11,726)	—	(11,726)
Retained Earnings paid on Full Redemptions	—	—	(149)	(149)
Net Activity for Year	16,177	161,771	574	162,345
Balances at December 31, 2006	25,875	258,754	1,426	260,180
Net Earnings – 2007	—	—	45,675	45,675
Distributions to Members	—	—	(20,755)	(20,755)
Reinvestment of Distributions	2,616	26,165	(26,165)	—
Capital Investment – New Members	28,642	286,416	—	286,416
Capital Investment – Existing Members	6,311	63,107	—	63,107
Full Redemptions	(2,277)	(22,769)	—	(22,769)
Partial Redemptions	(3,489)	(34,889)	—	(34,889)
Retained Earnings paid on Full Redemptions	—	—	(132)	(132)
Net Activity for Year	31,803	318,030	(1,377)	316,653
Balances at December 31, 2007	57,678	576,784	49	576,833
Net Loss – 2008	—	—	(258,287)	(258,287)
Distributions to Members	—	—	(40,860)	(40,860)
Reinvestment of Distributions	2,319	23,191	(23,191)	—
Capital Investment – New Members	19,860	198,601	—	198,601
Capital Investment – Existing Members	5,227	52,270	—	52,270
Full Redemptions	(7,497)	(74,971)	—	(74,971)
Partial Redemptions	(4,549)	(45,492)	—	(45,492)
Retained Earnings paid on Full Redemptions	—	—	(43)	(43)
Net Activity for Year	15,360	153,599	(322,381)	(168,782)
Balances at December 31, 2008	73,038	$730,383	$(322,332)	$408,051

The accompanying notes are an integral part of these statements

IMH SECURED LOAN FUND, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2007 and 2008

(In thousands)

	Years ended December 31,
	2006	2007	2008
CASH FLOWS – Operating Activities:
Net Earnings (Loss)	$20,102	$45,675	$(258,287)
Adjustments to Reconcile Net Earnings (Loss) to Net Cash Provided by Operating Activities:
Valuation Provision Charge	—	1,900	323,175
Accretion of Note Discount	—	—	(7,229)
Increase in Accrued Interest Receivable	(1,654)	(5,459)	(6,392)
Increase in Deposits and Other Assets	—	—	(409)
Increase (Decrease) in Due From/To Fund Manager	33	263	(1,036)
Increase (Decrease) in Deposit Refund Payable	62	(62)	—
Increase (Decrease) in Unearned Income	(2,873)	488	(583)
Net Cash Provided by Operating Activities	15,670	42,805	49,239
CASH FLOWS – Investing Activities:
Mortgage Loans Fundings	(244,257)	(356,634)	(239,890)
Mortgage Loan Repayments	70,027	104,290	36,430
Mortgage Loan Repayment from Sale of Whole Loan	—	—	31,325
Investment in Real Estate Held for Development	—	—	(8,573)
Net Cash Used in Investing Activities	(174,230)	(252,344)	(180,708)
CASH FLOWS – Financing Activities:
Proceeds from Note Payable to Bank	—	—	8,000
Repayment of Note Payable to Bank	—	—	(8,000)
Proceeds from Sale of Whole Loans	16,622	5,400	—
Repurchase of Whole Loans Sold	(8,061)	(5,238)	—
Proceeds from Borrowings from Manager	12,879	9,980	—
Repayments of Borrowings from Manager	(8,430)	(14,429)	—
Proceeds from Loan Participations Issued	5,750	36,418	—
Loan Participations Reacquired	(5,211)	(41,356)	—
Increase (Decrease) in Member Investments Pending Activation/Deposits Pending Return	325	4,105	(4,491)
Members’ Capital Investments	176,101	349,523	250,871
Members’ Redemptions	(24,869)	(53,926)	(126,620)
Members’ Distributions	(6,476)	(19,493)	(38,080)
Net Cash Provided by Financing Activities	158,630	270,984	81,680
Net Increase (Decrease) in Cash and Cash Equivalents	70	61,445	(49,789)
Cash and Cash Equivalents:
Beginning of Period	12,089	12,159	73,604
End of Period	$12,159	$73,604	$23,815
Supplemental Cash Flow Information:
Interest Paid	$575	$1,258	$78
Supplemental Disclosure of Non-Cash Financing and Investing Activities:
Real Estate Acquired through Foreclosure	$—	$—	$81,383
Loans Satisfied with Next-Phase Financing	$—	$—	$43,821

The accompanying notes are an integral part of these statements

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 1 — FUND DESCRIPTION

IMH Secured Loan Fund, LLC (the “Fund”) was organized under the laws of the State of Delaware as a limited liability company effective May 14, 2003 for the primary purpose of investing in loans with maturities of generally eighteen months or less that are secured by deeds of trust (herein referred to as mortgage loans) on real property located anywhere in the United States of America. The sponsor and manager of the Fund is Investors Mortgage Holdings Inc. (“IMH” or the “Manager”), which was formed in June 1997 in Arizona and is a mortgage broker licensed in Arizona. IMH’s obligations and responsibilities as Manager are prescribed in the IMH Secured Loan Fund, LLC Limited Liability Company Operating Agreement, dated May 15, 2003, as amended and restated (the “Operating Agreement”), which governs all aspects of Fund operations. The Operating Agreement provides standards for, among other things, business operations and the allocation between the parties of income, gains, losses and distributions.

The Fund’s existence is perpetual and has a December 31 year-end. Aggregate capital contributions are set at the discretion of the Manager as permitted by the Operating Agreement. Initial investment minimums are set at $50 and additional investments, other than reinvestments of distributions, are in not less than $10 increments, unless modified at the discretion of the Manager. Contributions are subject to an initial 60 day holding period before redemption may be requested. Redemptions are subject to several conditions, including a minimum 60 day written notice period. Further, redemptions in any fiscal year are, at the discretion of the Manager, limited to 10% of the Fund’s Units. Units are transferable and redeemable only under certain limited circumstances. The ability of Members to have units redeemed was suspended effective October 1, 2008.

During the year ended December 31, 2008, the Fund established various wholly-owned subsidiaries in connection with the foreclosure of certain loans and acquisition of related collateral property. The accompanying consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The Fund and the Manager, and the Manager’s wholly-owned subsidiary, are part of the IMH Group. The IMH Group has been engaged in diverse facets of real estate, such as finance, property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, and other real estate-related services for over ten years. As of the date of this Form 10-K, other members of the IMH Group include, among others, IMH Holdings, LLC, an Arizona limited liability company, and its wholly-owned subsidiaries, IMH Management Services, LLC, an Arizona limited liability company, and SWI Management, LLC, an Arizona limited liability company. IMH Management Services, LLC provides human resources and administrative services, including the supply of employees, to the various members of the IMH Group, and SWI Management, LLC is engaged in various real estate and real estate related activities.

The Fund reported a net loss of $258,287 for the year ended December 31, 2008 as a direct result of the recording a valuation provision relating to the Fund’s loan portfolio and real estate owned assets totaling $323,175. As of December 31, 2008, the Fund’s accumulated deficit aggregated $322,332. During the year ended December 31, 2008 the Fund’s total cash decreased $49,789. At December 31, 2008, the Fund had cash and cash equivalents of $23,815 and undisbursed loans-in-process and interest reserves funding estimates totaling $45,440 (including $18,866 for loans held for sale). Our business model relies on market

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 1 — FUND DESCRIPTION  – (continued)

capital availability to re-finance short-term bridge loans we provide to facilitate real estate entitlement and development. However, the erosion of the U.S. and global credit markets during 2008, including a significant and rapid deterioration of the mortgage lending and related real estate markets has virtually eliminated traditional sources of take-out financing. As a result, the Fund has experienced increased default and foreclosure rates on its mortgage loans. In addition, the Manager has found it necessary to modify certain loans which have resulted in an extended maturity of two years or longer and may need to modify additional loans in an effort to, among other things, protect the Fund’s collateral.

In addition, as allowed by the Fund’s Operating Agreement, effective October 1, 2008, the Manager, on behalf of the Fund, elected to cease the acceptance of any additional Member investments in the Fund, the payment of outstanding and the acceptance of new redemptions requests, and the identification and funding of any new loans subsequent to September 30, 2008. This election to suspend certain of the Fund’s activities was made in order to preserve the Fund’s capital and to stabilize the Fund’s operations and liquid assets in order to meet future obligations, including those pursuant to current loan commitments. The freeze was precipitated by increased default and foreclosure rates and a reduction in new Member investment, compounded by a significant number of redemption requests submitted during the latter part of the third quarter, the payment of which would have rendered the Fund without the sufficient capital necessary to fund outstanding lending commitments. These factors raise substantial doubt as to the Fund’s ability to continue as a going concern. Management believes that it has developed a liquidity plan that, if executed successfully, will provide sufficient liquidity to finance the Fund’s anticipated working capital and capital expenditure requirements for the next 12 months.

Management’s liquidity plans include selling whole loans or participating interests in certain loans in its portfolio and liquidating certain real estate assets. As of December 31, 2008, two loans with principal balances totaling $90,742 have been identified and are being actively marketed for sale. Accordingly, these loans are reflected as held for sale in the accompanying consolidated balance sheets. Additionally, the Manager is currently evaluating the Fund’s existing outstanding loan obligations and engaging in discussions with its borrowers to ascertain the necessary funding amounts and timing for each loan, and to discuss potential reductions in or cessation of funding commitments for loans in default or to find alternative sources for such fundings. This evaluation is expected to be completed in the first half of 2009. The Manager continues to evaluate a number of strategies for the Fund, including, but not limited to, the possible timely and orderly liquidation of the Fund, a roll-up of the Fund into one or more possible new investment vehicles, and other potential strategies.

However, there is no assurance that these strategies and transactions could be consummated on acceptable terms, in a reasonable time frame or at all. In addition, given the state of the real estate and credit markets, it is unlikely that the Fund will re-commence its historical operations in the same manner previously operated or at all. Management continues to examine all aspects of the Fund’s business for areas of improvement and recovery of the Fund’s investment portfolio. However, if the real estate market does not return to normalcy and credit markets do not re-open, the realization of full recovery of the Fund’s investment is unlikely to occur in a reasonable time frame or at all, and management may be required to liquidate the Fund’s investment portfolio at a price significantly below the Fund’s initial investment basis.

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 1 — FUND DESCRIPTION  – (continued)

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Fund be unable to continue as a going concern.

Our Manager receives from borrowers, either directly or from loan proceeds, all revenue and fees from loan origination, processing, servicing and extension. As a result of the suspension of the Fund’s activities, although the Manager may collect fees from time-to-time from the modification of existing loans or a portion of penalties or default fees, the suspension of the Fund’s lending activities has resulted in the loss of the Manager’s primary revenue source. As such, the Manager believes that its ability to continue as a “going concern” for the next 12 months is in jeopardy. To address this concern, the Manager has taken, among others, the following steps:

•	Implemented a comprehensive cost reduction program, including a reduction in staff. The reduction in staff affected nearly 40% of the Manager’s employees while preserving core functionality in all operational areas. The Manager has stabilized monthly operating costs at approximately $700,000 per month.
•	Collaborated with investment banking firms to explore financing and capital raise alternatives available to the Manager.
•	Continued to explore mechanisms through which the Manager can continue to participate in the capital markets, including, without limitation, the use of additional funding vehicles to capitalize on what the Manager believes are a multitude of opportunities arising from the disruptions in the capital and credit markets.
•	Considered other initiatives, as they arise, to insure the continued viability of the Manager as an operating entity.

The IMH Group was reorganized starting at the end of 2008, and other members of the IMH Group will be responsible for an allocation of operating costs that have historically been borne by IMH. As a result, coupled with the cost-savings initiatives described above, the Manager believes that its liquidity situation should improve in 2009. While the Manager believes that many, if not all, of these initiatives will be successful, there can be no assurance that they will be.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Fund prepares its financial statements on the accrual basis of accounting in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”). The majority of the Fund’s operating costs and the cost of all furniture and equipment used in the administration of the Fund are paid by the Manager and are not recorded as expenses or Fund assets or deducted from the Net Earnings of the Fund. The Manager receives a management fee for the services it provides, which includes operating costs it incurs in the administration of the Fund. This structure is prescribed in the Fund’s Operating Agreement.

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Management Fee

For managing the Fund, the Manager is entitled to a 25 basis point annualized fee, earned and payable monthly, based on the Fund’s investment in mortgage loans at each month-end, excluding non-performing assets such as loans in non-accrual status and real estate owned. In addition, the Manager is entitled to 25% of any amounts recognized in excess the Fund’s principal and note rate interest due in connection with such loans.

Revenue Recognition

Interest on mortgage loans is recognized as revenue when earned using the interest method based on a 365 day year. The Fund does not recognize interest income on loans once they are deemed to be impaired and placed in non-accrual status. Cash receipts are first allocated to interest, except when such payments are specifically designated by the terms of the loan as principal reduction. Loans with a principal or interest payment one or more days delinquent are in technical default and are subject to numerous fees and charges including default interest rates, penalty fees and reinstatement fees. Often these fees are negotiated in the normal course of business and, therefore, not subject to estimation. Accordingly, income pertaining to these types of fees is recorded as revenue when received.

In accordance with the Operating Agreement, all fees relating to loan origination, documentation, processing, administration, loan extensions and modifications are paid to the Manager.

Mortgage Loans

Origination and Acquisition

Prior to our decision to suspend funding of new loans, we only originated or acquired mortgage loans from borrowers that IMH, as our Manager, believed had sufficient equity in the real estate securing the loans and that otherwise meet our underwriting standards (or, in the case of opportunistic loan purchases, that would have met our underwriting standards had we been the original lender). Historically, we did not evaluate loans based exclusively on a credit scoring model or a standard checklist. Rather, we utilized a residual analysis methodology, whereby we tested whether there is there sufficient “equity” in the loan that, in the event of a default and foreclosure, we could complete development of the project in a manner such that the fair value of the project in the marketplace would exceed our aggregate investment, ideally generating a return of 18% – 20% or more. In conducting this analysis, IMH, among other things, considered the market conditions in the geographic location of the property securing the loan, discussed with developers and other experts in the local market to verify borrower assertions as to market conditions and direction, discussed with national experts it has on retainer that can address the potential market conditions impacting appreciation or depreciation in the value of the property securing the loan and, if applicable, evaluated the current and projected revenue from the property, and the expected levels of applicable rental and occupancy rates. We believe that focusing on the value of the underlying real estate is important because the real estate is our primary source of payment of the loan, and residual analysis mitigates the likelihood of lending too much money in relation to the project’s value. Similar to conventional lenders, we rely upon the skill of independent appraisers to value the collateral underlying our loans.

As is customary in the commercial lending business, our loan terms may require the establishment of funded or unfunded interest reserves which are included as part of the note commitment and considered in

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

the loan to value ratios at the time of underwriting. In some cases, the borrower may elect to pay interest from its own sources. At December 31, 2008, 18 of our borrowers had established either funded or unfunded interest reserves, and 44 of our borrowers were scheduled to pay interest from other sources. At December 31, 2007, 30 of our borrowers had established either funded or unfunded interest reserves and 31 of our borrowers were scheduled to pay interest from other sources.

Allowance for Credit Losses

Our mortgage loans, which are deemed to be collateral dependent, are subject to a downward valuation adjustment or write-down based on IMH’s determination of the estimated realizable value of the subject collateral in relation to the outstanding mortgage balance, including accrued interest related costs. The fact that a loan may be temporarily past due does not result in a presumption that the loan is impaired. A loan is deemed to be impaired when, based on current information and events, it is probable that the Fund will be unable to ultimately collect all amounts due according to the contractual terms of the loan agreement.

Generally, a loan is placed in non-accrual status when it is past its scheduled maturity by more than 90 days, when it becomes delinquent as to interest due by more than 90 days or when the related estimated realizable value is less than the total principal, accrued interest and related costs. IMH may determine that a loan, while delinquent in payment status, should not be placed in non-accrual status in instances where the estimated realizable value of the loan collateral far exceeds the principal the accrued interest, thereby making the current investment relatively less risky. In addition, a loan may be placed in or removed from non-accrual status when IMH makes a determination that the facts and circumstances warrant such reclassification irrespective of the current payment status.

Losses may occur from investing in real estate loans. Evaluating the collectibility of a real estate loan is a matter of judgment. On a quarterly basis, we evaluate our real estate loan portfolio for impairment on an individual loan basis, except for loans that are cross collateralized within the same borrowing groups. For such loans, we perform both an individual evaluation as well as a consolidated evaluation to assess the Fund’s overall exposure for such loans. As such, all relevant circumstances are considered by the Manager to determine impairment and the need for specific allowances.

The Fund utilizes Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 114, Accounting by Creditors for Impairment of a Loan (“SFAS No. 114”), and SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), in evaluating the collectibility of a loan and for determining the valuation of its loan portfolio. In accordance with SFAS No. 114 and SFAS No. 157, IMH performs an evaluation for impairment for all loans in default as of the applicable measurement date. Under the provisions of SFAS No. 114, a loan is considered to be impaired when it is probable that the Fund will be unable to collect all amounts due according to the contractual terms of the loan agreement. Further, SFAS No. 114 requires that the impairment, if any, be measured based on the “fair value” of the collateral if the creditor determines that foreclosure is probable. Under SFAS No. 114, if the loan is collateral dependent, impairment is to be measured at the balance sheet date based on the then fair value of the collateral in relation to contractual amounts due under the terms of the loan. All Fund loans are deemed to be collateral dependent.

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

In determining fair value, IMH has adopted the provisions under SFAS No. 157, which establishes a framework for measuring fair value in accordance with generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This statement applies whenever other accounting standards require or permit fair value measurement.

Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the “exit price”) in an orderly transaction between market participants at the measurement date. Market participants are buyers and sellers in the principal (or most advantageous) market for the asset or liability that are (a) independent of the reporting entity; that is, they are not related parties; (b) knowledgeable, having a reasonable understanding about the asset or liability and the transaction based on all available information, including information that might be obtained through due diligence efforts that are usual and customary; (c) able to transact for the asset or liability; and (d) willing to transact for the asset or liability; that is, they are motivated but not forced or otherwise compelled to do so.

Under SFAS No. 157, a fair value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. Highest and best use is determined based on the use of the asset by market participants, even if the intended use of the asset by the reporting entity is different. Determination of the highest and best use of the asset establishes the valuation premise used to measure the fair value of the asset. Two asset categories are established under SFAS No. 157: in-use assets and in-exchange assets. When using an in-exchange valuation premise, the fair value of the asset is determined based on the price that would be received in a current transaction to sell the asset standalone. All Fund loans are deemed to be in-exchange assets.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs into valuation techniques used to measure fair value. The three levels of the fair value hierarchy under SFAS No. 157 are as follows:

Level 1 —	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date;
Level 2 —	Valuations based on quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active or models for which all significant inputs are observable in the market either directly or indirectly; and
Level 3 —	Valuations based on models that use inputs that are unobservable in the market and significant to the fair value measurement.

SFAS No. 157 gives the highest priority to Level 1 inputs, and gives the lowest priority to Level 3 inputs. The value of a financial instrument within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value instrument.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than the entity-specific measurement. Therefore, even when market assumptions are not readily available, management’s own assumptions attempt to reflect those that market participants would use in pricing the asset or liability at the measurement date.

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Based upon this evaluation, a determination is made as to whether an allowance for credit loss is required and if so, whether it is adequate to cover any potential losses. Additions to the allowance for credit loss are charged to the provision for credit loss. Recoveries of previously charged off amounts are credited to the provision for credit loss. The fair value measurement is made as of the respective balance sheet date. Depending on market conditions, subsequent updates could yield materially different values and potentially increase or decrease the allowance for credit loss.

Classification of Loans

The Fund’s business is to originate mortgage investments for the purpose of holding them on-balance sheet. While the Fund has the ability to do so, the Fund does not originate or acquire loans with the intent of reselling them as whole loans. In addition, the Fund does not have any mandatory delivery contracts or forward commitments to sell loans in the secondary whole loan market. Accordingly, all Fund loans are originated with the intent to hold the loans to maturity. Because the Fund has the ability and the intent to hold these loans for the foreseeable future or until maturity, they are classified as held for investment pursuant to SFAS No. 65, Accounting for Certain Mortgage Banking Activities. Notwithstanding the foregoing, the Fund may sell a percentage of its loans on a whole loan or participation basis. See Participations Issued and Whole Loans Sold for additional information.

Loans-In-Process

The Mortgage Loan Note Obligations appearing on the balance sheets under assets include unearned interest and undisbursed construction draws and other loan related costs. Interest is earned daily and, for loans whose interest reserve is not funded at the time of origination, is added to each loan’s principal balance monthly. Construction draws and other loan related costs are disbursed to the borrower when certain events have occurred or benchmarks have been reached. Generally, the deferred portion of unearned interest and undisbursed construction draws and other loan related costs do not earn interest and are included as a reduction of Mortgage Loan Note Obligations and classified as Undisbursed Portion of Loans-In-Process and Interest Reserves, which are reductions in arriving at Mortgage Loan Note Obligations.

Loans Held for Sale

Loans for which the Fund has the intent to sell, subsequent to origination or acquisition, are classified as loans held for sale. Loans classified as held for sale are generally subject to a specific marketing strategy or a plan of sale.

Loans held for sale are accounted for at the lower of cost or market on an individual basis and are reported as a component of mortgage loans. Direct costs related to selling such loans are deferred until the related loans are sold and are included in the determination of the gains or losses upon sale. Valuation adjustments related to loans held for sale are reported in mortgage loans and other expenses, and are not included in the allowance for credit loss or the provision for credit loss.

Discounts on Acquired Loans

The Fund accounts for mortgages acquired at a discount in accordance with the provisions of SOP 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (“SOP 03-3”). The provisions of SOP 03-3 require that the amount representing the excess of cash flows estimated by management at acquisition

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

of the note over the purchase price is to be accreted into purchase discount earned over the expected life of the loan (accretable discount). Subsequent to acquisition, if cash flow projections improve, and it is determined that the amount and timing of the cash flows related to the nonaccretable discount are reasonably estimable and collection is probable, the corresponding decrease in the nonaccretable discount is transferred to the accretable discount and is accreted into interest income over the remaining life of the loan using the interest method. If cash flow projections deteriorate subsequent to acquisition, or if the probability of the timing or amount to be collected is indeterminable, the decline is accounted for through the provision for credit loss. Until such time that the timing and amount to be collected under such loans is determinable and probable as to collection, no accretion shall be recorded.

Participations Issued and Whole Loans Sold

In order to facilitate liquidity needs of the Fund, the Fund occasionally issues participating interests in loans. With the Manager’s election to suspend the acceptance of additional Member contributions to the Fund and the funding of new loans, the Manager anticipates increased loan participations and loan sales in order to meet current liquidity demands in its current portfolio. Historically, such transactions were made at par and for no more than 50% of a loan’s principal balance, and the Fund generally remained the servicing agent for the loan. It is expected that any future loan participations or loan sales would occur at or near par. However, in light of current economic conditions, it may be necessary to employ alternative structures for loan participations. Under terms of the participation agreements, the purchaser and the Fund are pari-passu pertaining to all rights, privileges and obligations of ownership. However, because the participated interests are not legally isolated from the Fund in a bankruptcy-remote, separate legal entity, these participations are recorded as secured borrowings by the Fund and classified as Participations in Mortgage investments Sold. Under this structure, interest earned by the Fund on the entire loan is recorded as interest income, and interest earned by the purchaser is recorded as interest expense.

In order to facilitate short-term cash needs of the Fund, the Fund historically sold whole loans at par to its Manager and to third-parties, though there was no intent to sell such loans at the time of origination. Under terms of the whole loan sale agreements, the purchasers assume all rights, privileges and obligations of ownership. The loans sold to the Manager have historically been repurchased and the sold loans to third parties have been periodically repurchased at their request. The loans sold to the Manager are not legally isolated from the Fund in a bankruptcy-remote, separate legal entity and therefore these sales were recorded as secured borrowings by the Fund. For whole loans sold to third parties, assignment of the Fund’s interest in the promissory note, deeds of trust and guaranties were executed, servicing was transferred and the loan is removed from the books of the Fund at par with no gain or loss on sale recorded. Under terms of these transactions, the Fund has no legal right or obligation to repurchase and the purchaser does not have a legal right to require repurchase.

Unearned Income

In certain instances, at the time a loan is funded, estimates of interest due for the life of the loan and certain other expenses payable by the borrower are charged to and are included in the loan principal balance. The amount of the unearned interest and other expenses included in the loan principal balance is credited to a liability account for the benefit of the borrower and classified as Unearned Income. Should a

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

borrower prepay a loan, any unearned portion of the interest or expenses included in principal are credited to the borrower at payoff as a reduction of the loan’s principal balance.

Controlled Disbursement Accounts

In the course of writing mortgage investments, the loan documents sometimes require that funded interest reserve accounts be established for certain borrowers. Under these arrangements, upon initial funding of the loan, a predetermined amount, approximating interest due during the initial loan term, is deposited into a controlled disbursement account in the name of the borrower for the benefit of the Fund. The Fund routinely directs such funds to be held in segregated money market and short-term investments accounts that are generally fully FDIC insured. Investment interest earned on such accounts is credited to the borrower. Interest income due monthly on the related mortgage investments is drawn from these accounts and transferred to the Fund. These accounts, which are held in the borrowers’ names, are not included in the accompanying consolidated balance sheets.

Real Estate Held for Development

The Fund accounts for real property held for development in accordance with SFAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), which requires an impaired asset (real property or intangible) to be written down to fair value. In accordance with SFAS No. 144, the Fund accounts for assets received in satisfaction of a receivable the same as if the assets had been acquired for cash, such as in the case of foreclosure. Real estate held for development is carried at cost, net of impairment charges. The estimation process involved in the determination of fair value is inherently uncertain since it requires estimates as to the consideration of future events and market conditions. This process assumes the Fund’s ability to complete development and dispose of its real estate properties in the ordinary course of business based on management’s present plans and intentions. Economic, market, environmental and political conditions may affect management’s plans for development and marketing of such properties. In addition, the implementation of such plans could be affected by the availability of financing for development and construction activities, if such financing is required. Accordingly, the ultimate fair values of the Fund’s real estate properties are dependent upon future economic and market conditions, the availability of financing, and the resolution of political, environmental and other related issues, many of which are beyond the control of IMH.

Member Investments Pending Activation

Member Investments Pending Activation reflects cash received and deposited by the Fund for new Member investments not yet approved by the Manager for the purchase of membership units or cash items deposited in the bank but not yet available for investment.

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. As of the dates of the balance sheets, the respective carrying value of all balance sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, mortgage investments, accrued interest, amounts payable to the Manager and payables to Members. Fair values of cash equivalents amounts payable to the Manager and payables to Members are

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

assumed to approximate carrying values because these instruments are short term in duration. Fair values of the mortgage investments and accrued interest are measured in accordance with SFAS No. 114 and SFAS No. 157.

Cash and Cash Equivalents

Cash and cash equivalents include money market funds held with various commercial banks in the name of the Fund as well as short term certificates of deposit with an original maturity of 90 days or less. The Federal Deposit Insurance Corporation (“FDIC”) protects the funds held with the commercial bank up to a maximum of $250. The Fund customarily maintains money market deposits in banks in excess of FDIC protection limits. To date, the Fund has not experienced any losses as a result of any amounts held in excess of the FDIC insurance limits. Cash and cash equivalents of the Fund also include funds held by a national brokerage firm and invested in funds administered by an investment management division of a national bank. Fund investments are generally invested overnight in the money market reserve funds. Daily, monies necessary to meet Fund obligations are transferred from the investment account to a checking account from which obligations are paid. Generally, the checking account is maintained at a minimal balance with all excess funds invested. The Securities Investor Protection Corporation protects the funds held with the brokerage firm up to a maximum of $500 and the brokerage firm holds additional protection at their expense for a portion of the remaining net balance in the accounts.

Additionally, the Fund participates in the Certificate of Deposit Account Registry Service(“CDARS”) program through some of its existing banking relationships. Under this program, when the Fund places its deposit using the CDARS program, that deposit is broken into $100 increments (making the full amount eligible for FDIC insurance coverage) and is spread out among other members of the CDARS member bank network. The CDARS investments have original maturities of less than 90 days and, accordingly, are classified as cash equivalents.

Statement of Cash Flows

Certain loans in the Fund’s portfolio contain provisions which provide for the establishment of interest reserves which are drawn from the existing note obligation for the satisfaction of monthly interest due in accordance with the terms of the related notes. For purposes of reporting, such draws are reflected as cash transactions in accrued interest and mortgage loan fundings in the accompanying consolidated statements of cash flows.

Income Taxes

The Fund is not a taxable entity for Federal and state income tax purposes. The results of the operations of the Fund are passed through to the Fund’s members who are responsible for any income taxes associated with those results. Therefore, no provision has been made for income taxes in the accompanying financial statements. Historically, Fund Members could elect to either reinvest or receive cash distributions from the Fund. The ability of Members to reinvest distributions was terminated effective October 1, 2008. Whether received in cash or reinvested, members are individually responsible to pay their respective income taxes on distributions credited to them.

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Use of Estimates

In accordance with GAAP, the Manager has made a number of estimates and assumptions with respect to the reporting of assets and liabilities and the disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates. Such estimates primarily include the allowance for credit loss, valuation estimates for real estate owned and the accretable amount and timing for loans purchased at a discount.

Fund Expenses

The Fund pays a management fee to IMH and the direct loan expenses of the Fund, as defined in the Operating Agreement. The reported operating expenses therefore do not include any overhead and other expense attributed to the operations of the Fund, which are presently paid by our Manager. Such costs include payroll and direct costs associated with loan origination activities, as well as Member development and operations and other general overhead costs.

Direct Default Related Expenses

In accordance with the Operating Agreement, the Fund is required to pay direct expenses or costs, which include management fees paid to our Manager; expenses or costs related to defaulted loans, foreclosure activities or property acquired through foreclosure; and interest expense paid on loans that we have sold or participated, but we must account for as secured borrowings. Costs related to defaulted loans, foreclosure activities, or property acquired through foreclosure include direct expenses such as legal fees, valuation costs related to such assets, operating costs of real estate owned, and an allocation of salaries of personnel who spend their time on defaulted loans, foreclosure activities, or property acquired through foreclosure. Costs related to the development or improvement of real estate assets are capitalized and costs relating to holding such assets are charged to expense.

Segment Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires disclosure of certain operating and financial data with respect to separate business activities within an enterprise. The Fund’s primary income-producing activity is investing in mortgage loans which are collateralized by real property anywhere in the United States of America. During 2008, the Fund acquired through foreclosure various real estate assets that served as collateral for related loans, and purchased certain additional real property that is contiguous to the collateral securing a loan. Such assets were acquired as a direct result of mortgage lending activities, are being held for development and are not producing income as of December 31, 2008. As a result, separate segment reporting for such activities is not practicable at December 31, 2008. Accordingly, the Fund does not report more than one segment.

Recent Accounting Pronouncements

The FASB has issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernmental entities. SFAS No. 162 is effective 60 days following the

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The adoption of the statement is not expected to have a significant impact on the Fund’s consolidated financial statements.

On October 10, 2008, the FASB issued FASB Staff Position No. 157-3 — Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP 157-3”). FSP 157-3 provides an illustrative example of how to determine the fair value of a financial asset in an inactive market. The FSP does not change the fair value measurement principles set forth in SFAS No. 157. Our practices for determining the fair value of our loans and real estate held for development have been, and continue to be, consistent with SFAS No. 114 and No. SFAS 144, respectively, as well as in line with the guidance provided in the example in FSP 157-3 for loans and real estate owned with unobservable inputs. FSP 157-3 is not expected to have a material effect on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB 51 (“SFAS No. 160”). This statement amends ARB 51 and revises accounting and reporting requirements for noncontrolling interests (formerly minority interests) in a subsidiary and for the deconsolidation of a subsidiary. Upon its adoption, January 1, 2009, noncontrolling interests would be classified as equity, and income attributed to the noncontrolling interest would be included in the income. The provisions of this standard are applied retrospectively upon adoption. We do not believe the adoption of SFAS No. 160 will have a material impact on our consolidated results.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”). This standard revises the presentation of and requires additional disclosures to an entity’s derivative instruments, including how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and how derivative instruments and related hedged items affect its financial position, financial performance and cash flows. The provisions of SFAS No. 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not believe the adoption of SFAS No. 161 will have a material impact on our consolidated financial statements.

In December 2008, the FASB issued FSP No. SFAS 140-4 and FIN 46(R)-8, which amends SFAS No. 140, to require additional disclosures about transfers of financial assets. The FSP also amended FASB Interpretation No. 46(R), to provide additional disclosures about entities’ involvement with variable interest entities. The FSP is effective for the first reporting period ending after December 15, 2008. The FSP’s scope is limited to disclosure only and did not have an impact on our consolidated financial position or results of operations.

Reclassifications

Certain 2007 amounts have been reclassified to conform to the 2008 financial statement presentation.

NOTE 3 — CASH AND CASH EQUIVALENTS

The Fund’s Operating Agreement provides that the amount classified as Retained Earnings in the financial statements (described as Loan Loss Reserve in the Operating Agreement) be held in cash. At December 31,

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 3 — CASH AND CASH EQUIVALENTS  – (continued)

2008, all cash reserves set aside for the Loan Loss Reserve and classified as Retained Earnings had been distributed to Members and therefore no such reserves remain.

Further, the Operating Agreement also provides that generally 3% – 5% of mortgage loans be held for working capital. The funds are held in cash equivalent investment accounts and are designated as working capital and other funds available for operating obligations and lending. These funds are classified as cash equivalents on the accompanying financial statements. These designations are discretionary.

A summary of the cash and cash equivalents as of December 31, 2008 and 2007, with balances as designated by the Manager, follows:

	December 31,
	2007	2008
Working Capital Reserve	$17,304	$21,911
Retained Earnings	49	—
Available for Operating Obligations and Lending	56,251	1,904
	$73,604	$23,815

Given the suspension of the Fund’s member investment and lending activities and the limited cash sources available to the Fund, it is anticipated that all remaining cash will be needed to fund outstanding loan obligations, Fund operations and distributions to Members, if any.

NOTE 4 — MORTGAGE INVESTMENTS, LOAN PARTICIPATIONS AND LOAN SALES

All mortgage loans are collateralized by a first deed of trust (mortgage) on real property, and generally include a personal guarantee by the principals of the borrower. Often the loans are secured by additional collateral. Independent title companies handle all loan closings and independent third-party companies, with oversight of the Manager, provide construction inspections and loan document management services for the majority of the mortgage loan note obligations that contain construction components.

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 4 — MORTGAGE INVESTMENTS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

Loan Interest Rates

The Fund invests in both fixed and variable interest rate loans. All variable interest rate loans are indexed to the Wall Street Journal Prime Interest Rate (“Prime”), substantially all of which are subject to interest rate floors. As of December 31, 2008 and 2007, loan outstanding principal balances (including non-accrual loans), net of the allowance for credit loss, summarized by fixed and variable interest rates within selected interest rate ranges are as follows:

	December 31, 2007
	Fixed Rate		Variable Rate		Total
	#	Outstanding Principal	#	Outstanding Principal	#	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	%
Current Rate:
11.50%	2	$26,964	4	$15,022	6	$41,986	—	41,986	8.3%
11.75%	1	3,112	—	—	1	3,112	—	3,112	0.6%
12.00%	7	52,150	13	88,709	20	140,859	—	140,859	27.7%
12.25%	1	631	6	68,948	7	69,579	—	69,579	13.7%
12.50%	3	40,274	8	48,693	11	88,967	(1,900)	87,067	17.0%
12.75%	—	—	3	63,371	3	63,371	—	63,371	12.5%
13.00%	7	26,094	—	—	7	26,094	—	26,094	5.1%
13.25%	—	—	2	45,764	2	45,764	—	45,764	9.0%
13.50%	1	5,680	1	4,840	2	10,520	—	10,520	2.1%
13.75%	—	—	1	5,065	1	5,065	—	5,065	1.0%
14.00%	—	—	1	15,480	1	15,480	—	15,480	3.0%
Total	22	$154,905	39	$355,892	61	$510,797	(1,900)	508,897	100.0%
% of Portfolio		30.3%		69.7%		100.0%
Weighted Average Rate		12.26%		12.52%		12.44%
Number of Loans		22		39		61
Average Principal		$7,041		$9,125		$8,374

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 4 — MORTGAGE INVESTMENTS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

	December 31, 2008
	Fixed Rate		Variable Rate		Total
	#	Outstanding Principal	#	Outstanding Principal	#	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	%
Current Rate:
8.00%	1	$3,500	—	$—	1	$3,500	—	3,500	1.1%
9.00%	1	10,461	1	1,622	2	12,083	(10,175)	1,908	0.6%
10.00%	1	26,709	—	—	1	26,709	(23,226)	3,483	1.1%
11.00%	—	—	1	1,981	1	1,981	—	1,981	0.6%
11.25%	—	—	1	46,020	1	46,020	—	46,020	14.7%
11.50%	2	2,651	6	94,283	8	96,934	(15,928)	81,006	25.8%
11.75%	1	4,752	—	—	1	4,752	—	4,752	1.5%
12.00%	10	75,758	9	67,683	19	143,441	(54,499)	88,942	28.4%
12.25%	1	631	3	55,850	4	56,481	(52,775)	3,706	1.2%
12.50%	1	1,929	6	22,227	7	24,156	(18,026)	6,130	2.0%
12.75%	1	37,935	—	—	1	37,935	(25,394)	12,541	4.0%
13.00%	3	27,897	9	54,947	12	82,844	(64,831)	18,013	5.7%
13.25%	—	—	1	2,821	1	2,821	(1,675)	1,146	0.4%
13.75%	—	—	2	6,528	2	6,528	(3,781)	2,747	0.9%
14.25%	—	—	1	67,669	1	67,669	(30,000)	37,669	12.0%
Total	22	$192,223	40	$421,631	62	$613,854	(300,310)	313,544	100.0%
% of Portfolio		31.3%		68.7%		100.0%
Weighted Average Rate		11.71%		12.39%		12.18%
Number of Loans		22		40		62
Average Principal		$8,737		$10,541		$9,901

As of December 31, 2008 and 2007, the weighted average interest rates earned on variable rate loans (including loans in non-accrual status) was Prime plus 9.14% and Prime plus 5.27%, respectively. The Prime rate was 3.25% and 7.25% at December 31, 2008 and 2007, respectively.

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 4 — MORTGAGE INVESTMENTS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

Loan Maturities and Loans in Default

Mortgage loan outstanding principal balances, net of the allowance for credit loss, as of December 31, 2008 have scheduled maturity dates within the next several quarters as follows:

December 31, 2008
Quarter	Amount	Percent	#
Matured	$210,198	34.2%	24
Q1 2009	137,570	22.4%	11
Q2 2009	125,250	20.4%	6
Q3 2009	65,017	10.6%	8
Q4 2009	4,982	0.8%	1
Q1 2010	10,461	1.7%	1
Q3 2010	56,876	9.3%	10
Q1 2011	3,500	0.6%	1
Total	$613,854	100.0%	62
Less: Allowance for Credit Loss	(300,310)
Net Carrying Value	$313,544

A mortgage loan’s maturity date may be extended in the normal course of business. In this regard, we have had to modify certain loans in our portfolio, extending maturity dates in some cases to two or more years, and we expect that we will modify additional loans in the future in an effort to preserve our collateral. Accordingly, repayment dates of the loans may vary from their currently scheduled maturity date. Further, in certain instances where the Manager deems it to be an advantage to the Fund not to modify or extend a loan past its scheduled maturity date, the Fund classifies and reports the loan as matured. At December 31, 2008, 28 loans with outstanding principal balances totaling $226,630 were in default, of which 24 with outstanding principal balances totaling $210,198 were past their respective scheduled maturity dates, and the remaining four loans were in default as a result of delinquency on outstanding interest payments. Total past due interest on loans in default, excluding loans in non-accrual status, was $1,134. At December 31, 2007, 15 loans with outstanding principal balances totaling $133,532 were in default, all of which were past their respective scheduled maturity dates, and three of which (excluding non-accrual loans) were delinquent on outstanding interest payments. In light of current economic conditions and in the absence of a recovery of the credit markets, it is anticipated that many if not most loans will not pay off at the scheduled maturity.

The Fund has commenced foreclosure on 11 of the 28 loans in default. It is anticipated that foreclosure action will commence on an additional eight loans, and the Fund is negotiating with the borrowers and assessing the possibility of a modification of loan terms for the remaining nine loans in default. Two of the loans in default are involved in bankruptcy reorganizations. For another loan in default, the Fund is a participating lender and the lead lender has commenced foreclosure proceedings. At December 31, 2008, 11 loans in non-accrual status had outstanding principal balances totaling $95,624. Total contractual interest due under the loan terms for the non-accrual loans was $11,029, of which $3,236 is included in accrued interest receivable in the balance sheet, and of which $7,793 has not been recognized as income by

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 4 — MORTGAGE INVESTMENTS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

the Fund. The remaining 17 loans in default had outstanding principal balances totaling $131,006, with accrued interest due totaling $2,385, which is included in accrued interest receivable in the Fund’s balance sheet. Excluding the loans in bankruptcy reorganization and those in default as a result of nonpayment of interest, loans in default were past their scheduled maturities by a range of 11 to 274 days as of December 31, 2008. Three loans in default with outstanding principal balances totaling $21,282 at December 31, 2008 were foreclosed upon subsequent to December 31, 2008.

The geographic concentration of loans in default, net of the allowance for credit loss, at December 31, 2008 is as follows:

	Percent of Outstanding Principal	#	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	Accrued Interest	Non-Accrued Note Interest	Total
Arizona	28.9%	14	$65,361	$(45,068)	$20,293	$1,573	$2,337	$24,203
Idaho	26.5%	3	60,039	(47,882)	12,157	2,173	5,372	19,702
California	27.1%	5	61,398	(51,477)	9,921	911	34	10,866
Minnesota	7.3%	1	16,590	—	16,590	326	—	16,916
Texas	4.9%	3	11,102	(5,781)	5,321	320	—	5,641
Nevada	3.5%	1	7,969	(1,876)	6,093	319	—	6,412
New Mexico	1.8%	1	4,171	—	4,171	—	50	4,221
	100.0%	28	$226,630	$(152,084)	$74,546	$5,622	$7,793	$87,961

Of the loans in default at December 31, 2008, approximately 60% of such loan balances, before the allowance for credit loss, related to residential end-use projects, 31% related to mixed-use projects, and 9% related to commercial projects.

Other than as discussed in the foregoing paragraphs, no loans have loan principal payments 30 days or more past due and no loans have interest payments more than 30 days past due.

Fair Value Measurement

The Fund utilizes Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 114, Accounting by Creditors for Impairment of a Loan (“SFAS No. 114”), and SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), in evaluating the collectibility of a loan and for determining the valuation of its loan portfolio. In accordance with SFAS No. 114 and SFAS No. 157, IMH performs an evaluation for impairment for all loans in default as of the applicable measurement date. Under the provisions of SFAS No. 114, a loan is considered to be impaired when it is probable that the Fund will be unable to collect all amounts due according to the contractual terms of the loan agreement. Further, SFAS No. 114 requires that the impairment, if any, be measured based on the “fair value” of the collateral if the creditor determines that foreclosure is probable. Under SFAS No. 114, if the loan is collateral dependent, impairment is to be measured at the balance sheet date based on the then fair value of the collateral in relation to contractual amounts due under the terms of the loan. All Fund loans are deemed to be collateral dependent.

IMH performs an in-depth valuation analysis of its loan portfolio on an annual basis with quarterly updates performed as circumstances warrant. Historically, for purposes of determining whether a valuation

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 4 — MORTGAGE INVESTMENTS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

adjustment was required, IMH utilized a modeling technique (known as residual analysis) commonly used in our industry using Level 3 inputs. This analysis was based on the assumption that development of our collateral was the highest and best use of such property. As of December 31, 2007, this methodology was undertaken with the use of a third party valuation specialist firm to support our price and cost estimates based on available market data. During the first two quarters of 2008, our process was consistently applied as there was no indication of significant impairment in the value our loan portfolio.

At the close of the third quarter of 2008, the global and U.S. economies experienced a rapid decline resulting in unprecedented disruptions in the real estate, credit and other markets. As a result of these factors, IMH recorded a valuation provision using management’s development/residual analysis approach, reflecting lower pricing assumptions and a significant increase in discount factors to reflect market risk.

In the fourth quarter of 2008, the Fund engaged independent third-party appraisal firms to assist with our analysis of fair value of the loan portfolio as of December 31, 2008. As a result of this analysis, and given the significant change in the economic and real estate landscape, it was determined that the development approach that was used for virtually every collateral type was no longer the highest and best use for the majority of our collateral. Alternatively, in most cases the highest and best use was deemed to be “hold for investment” using current pricing data as of December 31, 2008, with several comparable sales reflecting distressed sale pricing. This determination was based on the liquidity freeze, lack of demand for developed property, the extended development and sell-out period, and uncertainty relative to the pricing and cost estimates under a long-term build out scenario. Not surprisingly, this change resulted in a very significant decline in the estimated fair values in relation to our historical residual analysis methodology.

Following is a summary of the procedures performed in connection with our year end fair value analysis.

As all loans in the Fund’s portfolio are collateral dependent, we performed an analysis of fair value of that collateral under the provisions of SFAS No. 157. In order to complete the fair value analysis, management performed the following procedures for the year ended December 31, 2008:

1.	IMH reviewed the status for each loan in the portfolio to ascertain the likelihood that the Fund will collect all amounts due under the terms of such loans at maturity based on current real estate and credit market conditions.
2.	For loans whose collection was deemed to be unlikely, IMH reviewed the portfolio to ascertain how recent the latest valuation of the underlying collateral was performed.
3.	For projects for which a third-party valuation was conducted within the last nine months of 2008, which constituted 19% of the loan portfolio principal balances, IMH reviewed each individual project to ascertain whether any material events had occurred that would cause a reduction in value since the latest valuation.
4.	For the remainder of the portfolio, based on the loan’s relative size to the portfolio as a whole, the loan status, and location of the underlying collateral, IMH selected various projects for an independent third party valuation as of December 31, 2008. Thirty loans, comprising approximately

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 4 — MORTGAGE INVESTMENTS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

75% of the outstanding principal balance of the loan portfolio, were selected for independent valuation using the valuation criteria set forth by SFAS No. 157.
5.	For selected loans, IMH engaged the services of Cushman & Wakefield, a nationally recognized valuation firm, and other valuation firms to perform a valuation analysis for the selected projects using the valuation criteria set forth by SFAS No. 157. There were 30 loans selected for independent valuation that comprised approximately 75% of the outstanding principal balance of the loan portfolio (of which Cushman & Wakefield valued approximately 54% and other appraisal firms valued 21%). Management has relied on the work of Cushman & Wakefield but has taken responsibility for the valuation conclusions determined by the other appraisal firms.
6.	For the balance of the portfolio, representing approximately 6% of outstanding principal, IMH reviewed the loan collateral classification (pre-entitled land, entitled land, or existing structure) and, based on the collective third party valuation results for similarly classified projects, applied the average discount in value to each of these loans, unless such collateral values were supported by other current valuation information.
7.	It is customary for independent valuation firms to use the term “market value” when valuing real property interests. IMH recognizes that there are semantic differences in the market value and fair value definitions, but believes that it can reliably use market valuations when making decisions with respect to fair value of the Fund’s assets for financial reporting purposes. SFAS No. 157 Level 3 inputs for valuation are provided for market circumstances in which Level 1 and Level 2 inputs are not reliably available. From the information received from the valuation firms engaged by the Fund, each asset and its corresponding appraisal was individually reviewed by the Fund and the appraisals were interpreted under the definition of fair value under SFAS No. 157.

A summary of the results and keys assumptions utilized by the independent valuation firms to derive fair value is as follows:

•	Very few of the precedent transactions that were analyzed satisfied the market value and fair value requirement that the price reflect that of an orderly transaction, rather than that of a sale under duress.
•	Inputs for use in Level 2 and/or Level 3 models were reported by the appraisal firm to be inconsistent and reflective of a distressed market that has not yet established current “norms” for inputs into discounted cash flow or other financial models such as absorption rates and timing, unit pricing and trends, discount rate, risk adjustment processes, or the like.
•	Distinction was made between owners under duress and properties under duress. Market values are determined based on the determined highest and best use of the real property being appraised. When owners are under duress, as defined in SFAS No. 157, prices of transactions in which they are involved must be viewed as at least potentially subject to duress as well. The appraisals took this distinction into account in arriving at highest and best use conclusions and selecting appropriate appraisal methodologies.

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 4 — MORTGAGE INVESTMENTS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

•	The highest and best use for the collateral on 24 of the 30 loans subject to third-party valuation was deemed to be held for investment and/or future development, rather than being subject to immediate development and/or sale. For each of these assets, a sales comparison approach was used as the valuation methodology; 6 assets were classified as subdivisions, with 2 valued by application of the development approach, 2 by application of the income capitalization report, and 2 by using a combination of these approaches.
•	For the projects which included either unentitled or entitled land lacking any vertical or horizontal improvements, given the current distressed state of the real estate and credit markets, the development approach was deemed to be unsupportable because Level 2 market participant data were insufficient and/or Level 3 criteria was not reliably available from the appraisal firm’s market research; the “highest and best use” standard in these instances required such property to be classified as “held for investment” purposes until market conditions provide observable development activity to support either a Level 2 or a Level 3 valuation model for the development of the planned site. As a result, they used a sales comparison approach to determine market value.
•	For the projects containing partially or fully developed lots, the development approach was utilized, with assumptions made for pricing trends, absorption projections, holding costs, and the relative risk given these assumptions. The assumptions were based on currently observable available market data.
•	For operating properties, the income approach, using the direct capitalization and discounted cash flow methods was used. The anticipated future cash flows and a reversionary value were discounted to an opinion of net present value at a chosen yield rate. The assumptions were based on currently observable available market data.
•	For assets acquired through foreclosure, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), the Fund accounted for these real estate assets received in satisfaction of the related receivable by writing them down to estimated fair value as of the date of foreclosure.

For projects other than those where IMH relied primarily on the work of independent valuation firms, IMH utilized a risk-adjusted cash flow model commonly used in our industry based on certain assumptions and Level 3 inputs to determine fair value, which presumes a development approach as highest and best use for such projects. To evaluate the collateral relating to these projects, IMH performed different procedures depending on the stage of the collateral, which are described below, along with a summary of key assumptions utilized in our evaluations of fair value:

•	For collateral to be developed, the initial unit sales price utilized was based on projected local market, prices based on historical data.
•	For collateral to be developed, the additional development costs, operating and selling cost assumptions were based on estimated costs using historical actual data.

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 4 — MORTGAGE INVESTMENTS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

•	For collateral whose development is complete or nearly complete which are expected to be leased initially to allow for stabilization of market prices before being sold, IMH utilized operating revenue and costs for comparable projects using current operating data obtained by management. Upon assumed stabilization of real estate markets, IMH utilized unit sales prices comparable to historical pricing.
•	Based on the resulting net cash flows derived from the utilization of the above assumptions, IMH applied risk-adjusted annual discount rates ranging from 15% to 25% to the net cash flows, depending on the projected build-out term, the project type, the location and assumed project risk.

All Fund mortgage investments are measured at fair value using significant unobservable (Level 3) inputs. As such, no table is presented to show distinction between the fair value of assets measured using Level 1, Level 2 and Level 3 inputs.

Based on the results of IMH’s evaluation and analysis, the Fund recorded a valuation provision charge of $323,175 and $1,900 for the years ended December 31, 2008 and 2007, respectively. The 2008 valuation provision charge also includes $27,175 relating to the write-down of the underlying collateral for nine loans that were acquired by foreclosure during the year ended December 31, 2008.

As of December 31, 2008 and 2007, the allowance for credit loss totaled $300,310 and $1,900, respectively, representing 48.9% and 0.4%, respectively, of the total loan portfolio principal balances. IMH estimates that approximately 63% of the valuation allowance is attributable to residential-related projects, 34% to mixed use projects, and the balance to commercial and industrial projects. With the existing allowance recorded as of December 31, 2008, IMH believes that as of that date, the fair value of the underlying collateral of the Fund’s loan portfolio is sufficient to protect the Fund against any loss of the net carrying value of loan principal or accrued interest, and that no additional allowance for credit loss is considered necessary. While the above results reflect management’s assessment of fair value as of December 31, 2008 based on currently available data, IMH will continue to evaluate the loan portfolio in 2009 and beyond to determine the adequacy and appropriateness of the allowance for credit loss and to update our loan-to-value ratios. Depending on market conditions, such updates may yield materially different values and potentially increase or decrease the valuation allowance.

A rollforward of the allowance for credit loss as of December 31, 2008 and 2007 follows:

	2007	2008
Balance at beginning of year	$—	$1,900
Valuation charge for current fair value	1,900	296,000
Transferred from Other Accounts	—	2,410
Balance at end of year	$1,900	$300,310

Valuation of Real Estate Held for Development

Real estate held for development consists primarily of properties acquired as a result of foreclosure or purchase and is reported at the lower of carrying value or fair value, less estimated costs to sell the property.

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 4 — MORTGAGE INVESTMENTS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

Costs related to the development or improvement of the assets are capitalized and costs relating to holding the assets are charged to expense. The Fund had $62,781 and $0 of such assets at December 31, 2008 and 2007, respectively. The 2008 valuation provision charge also includes $27,175 relating to the write-down of the underlying collateral for nine loans that were acquired by foreclosure during the year ended December 31, 2008. The impairment charges relating to real estate held for development are not subject to reversal and will be adjusted only at the time of disposition of the related collateral.

Loan Classifications

The Fund classifies loans into categories for purposes of identifying and managing loan concentrations. As of December 31, 2008 and 2007, loan principal balances, net of the allowance for credit loss, by concentration category follows:

	December 31, 2007			December 31, 2008
	Amount	%	#	Amount	%	#
Pre-entitled Land:
Held for Investment	$—	—	—	$7,178	1.2%	2
Processing Entitlements	203,166	39.7%	19	200,902	32.8%	12
	203,166	39.7%	19	208,080	34.0%	14
Entitled Land:
Held for Investment	135,060	26.4%	11	114,307	18.6%	17
Infrastructure under Construction	60,037	11.8%	5	57,908	9.4%	4
Improved and Held for Vertical Construction	14,800	2.9%	3	54,486	8.9%	5
	209,897	41.1%	19	226,701	36.9%	26
Construction & Existing Structures:
New Structure – Construction in-process	70,864	13.9%	17	43,814	7.1%	14
Existing Structure Held for Investment	26,870	5.3%	6	37,482	6.1%	5
Existing Structure – Improvements	—	—	—	97,777	15.9%	3
	97,734	19.2%	23	179,073	29.1%	22
Total	$510,797	100.0%	61	$613,854	100.0%	62
Less: Allowance for Credit Loss	(1,900)			(300,310)
Net Carrying Value	$508,897			$313,544

We also classify loans into categories based on the underlying collateral’s projected end-use for purposes of identifying and managing loan concentrations and associated risks. As of December 31, 2008 and 2007, respectively, loan outstanding principal balances, net of the allowance for credit loss, by development status, by expected end-use, were as follows:

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 4 — MORTGAGE INVESTMENTS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

	December 31, 2007			December 31, 2008
	Amount	%	#	Amount	%	#
Residential	$229,260	44.9%	34	$278,644	45.4%	37
Mixed Use	221,653	43.4%	16	206,691	33.7%	11
Commercial	59,884	11.7%	11	127,449	20.8%	13
Industrial	—	—	—	1,070	0.2%	1
Total	$510,797	100.0%	61	$613,854	100.0%	62
Less: Allowance for Credit Loss	(1,900)			(300,310)
Net Carrying Value	$508,897			$313,544

IMH estimates that approximately 63% of the valuation allowance is attributable to residential-related projects, 34% to mixed use projects, and the balance to commercial and industrial projects.

Geographic Diversification

The Fund’s portfolio value is invested in mortgage investments where the primary collateral is located in Arizona, California, New Mexico, Texas, Idaho, Minnesota, Nevada and Utah. As of December 31, 2008 and 2007, the geographical concentration of loan principal balances, net of the allowance for credit loss, by State, follows:

	December 31, 2007					December 31, 2008
	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	Percent	#	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	Percent	#
Arizona	$230,263	$(1,900)	$228,363	44.8%	34	$294,362	$(128,499)	$165,863	52.9%	31
California	171,560	—	171,560	33.7%	15	177,255	(124,422)	52,833	16.9%	20
New Mexico	4,469	—	4,469	0.9%	2	5,240	(637)	4,603	1.5%	2
Texas	32,114	—	32,114	6.3%	5	55,825	(5,781)	50,044	16.0%	4
Idaho	48,635	—	48,635	9.6%	2	49,578	(38,458)	11,120	3.5%	2
Minnesota	14,781	—	14,781	2.9%	1	16,590	—	16,590	5.3%	1
Nevada	8,975	—	8,975	1.8%	2	7,969	(1,876)	6,093	1.9%	1
Utah	—	—	—	—	—	7,035	(637)	6,398	2.0%	1
Total	$510,797	$(1,900)	$508,897	100.0%	61	$613,854	$(300,310)	$313,544	100.0%	62

Borrower Concentrations

As of December 31, 2008, there was one individual borrower whose aggregated borrowings totaled $67,670, which was in excess of 10% of our total mortgage loan principal balance outstanding (although at the time of origination, the principal balance was approximately 11% of the total mortgage loan principal balance outstanding). As of December 31, 2007, there were no individual borrowers or borrower groups whose aggregated borrowings exceeded 10% of the total outstanding mortgage loans. Borrowing group information as of December 31, 2008 and 2007 follows:

Mortgage Loan Participations and Whole Loans Sold

For purposes of meeting liquidity demands, the Fund has historically entered into the partial sale of loans through loan participation agreements with various third parties and the Manager. Origination fees

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 4 — MORTGAGE INVESTMENTS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

(points) paid to the participants in connection with the participation transactions were paid by the Manager in accordance with the Operating Agreement. The Fund issued participations in loans to third parties totaling $36,418 during the year ended December 31, 2007. No participations were issued during the year ended December 31, 2008. Additionally, the Fund occasionally enters into agreements to sell whole loans to third parties, which during the year ended December 31, 2007, totaled $5,400. During the year ended December 31, 2008, the Fund was approached by a third party that offered to purchase a loan from the Fund at 101% of its par value. Due to the nature of this transaction, it was treated as an investing activity in the consolidated statement of cash flows rather than a financing activity, which is how the Fund’s typical whole loan sales are treated. While we have anticipated continuing to participate mortgage loans as liquidity needs arise, the Manager historically had not expected that loan sales would occur in the ordinary course of business. However, given the Manager’s decision to suspend certain of the Fund’s activities in order to prevent impairment of the Fund’s capital and operations and to meet its remaining funding commitments, certain loans are likely to be sold or participated in the future. While IMH expects that any future loan participations or loan sales will also occur at or near par, due in part to current market conditions, there can be no assurance that we will be able to do so. In light of current economic conditions, it may be necessary to employ alternative structures for loan participations.

Although there is no right or obligation for the Fund to do so, in the past the Fund has repurchased certain loans sold to third parties at the request of the purchaser. During the year ended December 31, 2007, the Fund reacquired participations totaling $41,356 and repurchased whole loans totaling $5,238, respectively. There were no whole loans or participations reacquired by the Fund during the year ended December 31, 2008. In addition, there was no remaining liability for participation loans issued at December 31, 2008 or 2007.

During the year ended December 31, 2008, the Fund was approached by a third party that offered to purchase a loan from the Fund at 101% of its par value. Due to the nature of this transaction, it was treated as an investing activity in the consolidated statements of cash flows rather than a financing activity, which is how the Fund’s typical whole loan sales are treated. During the year ended December 31, 2007, the Fund generated proceeds of $5,400 and $36,418 from the sale of whole loans and participations to third parties, respectively, and repurchased $5,238 and $41,356, respectively. While we have anticipated continuing to participate mortgage loans as liquidity needs arise, the Manager historically had not expected that loan sales would occur in the ordinary course of business. However, given current market conditions and the Manager’s decision to suspend, among other things, the funding of new loans, certain loans may be sold in the future.

For information regarding participations and whole loan sales, and repurchases thereof, involving the Manager, see Note 9.

Mortgage Loans Held for Sale

At the time of loan origination, management generally intends to hold all loans to maturity and has no plans or intent to sell such loans. However, as a result of the suspension of certain of the Fund’s activities and the lack of available liquidity to satisfy the obligations of the Fund, the Manager has selected certain

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 4 — MORTGAGE INVESTMENTS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

loans within the Fund’s portfolio to actively market for sale. As of December 31, 2008, two loans with principal balances totaling $90,742 have been identified and are being marketed for sale. Accordingly, these loans are reflected as held for sale in the accompanying consolidated balance sheets and are recorded at lower of cost or market. Based on the attractive interest rates, terms of such loans and the value of the underlying collateral, the Manager believes it will be able to sell such loans at an amount equal to the par value of the loans. As such, no provision for loss on the sale of such loans has been recorded in the accompanying consolidated financial statements.

Accretable Discounts on Acquired Loans

In the fourth quarter of 2007, the Fund purchased a co-lender’s 90% portion of a note in which the Fund previously held a 10% participation, resulting in the Fund becoming the sole lender under the note. The note was purchased for $7 million at a discount from its face amount and the combined carrying value of the Fund’s basis in the notes totaled approximately $9,300 at December 31, 2007, which represented an approximate 87% loan-to-value based on its estimated net realizable value at the time of purchase.

The accretable discount was being accreted into interest income over the estimated remaining life of the loan, in accordance with SOP 03-3. Management is required to estimate the amount and timing of the future cash flows of the loan, which may differ from the amount and timing of actual cash flows. For certain loans previously purchased, IMH previously estimated the loan payoff period to be 12 months from the date of acquisition. However, based on recent economic conditions and events, the Manager re-evaluated the timing of the loan amount to be collected and concluded that the timing of collection is undeterminable as of December 31, 2008. As a result, IMH recorded valuation allowance, which is included in the provision for credit loss in the accompanying consolidated statements of net earnings, equal to the amount of interest income accreted during the year ended December 31, 2008, or $7,230. Additionally, the Fund recorded an advance to the Manager for the portion of accretion distributed to the Manager during the year ended December 31, 2008, or $2,410, which is included in advances to Fund Manager in the accompanying consolidated balance sheets. The advance to the Manager and related accrued interest was partially repaid during the first quarter of 2009. See Note 9 for additional information concerning the advance to Fund Manager. IMH will continue to evaluate the timing and collectibility of notes purchased at discount in accordance with SOP 03-3.

NOTE 5 — REAL ESTATE HELD FOR DEVELOPMENT

During the year ended December 31, 2008, the Fund took title to the underlying real estate collateral of nine loans in default with a net carrying value of approximately $55,318 at December 31, 2008. Additionally, in March 2008, the Fund purchased certain real estate with a current carrying value of approximately $7,463, located in Arizona that is contiguous to the collateral property of certain loans in the loan portfolio, in order to maintain and enhance the overall project value. All real estate held for development is located in California, Arizona, and Texas.

Costs related to the development or improvement of the assets are capitalized and costs relating to holding the assets are charged to expense. Cash outlays for the purchase of real estate totaled $7,281 and capitalized development costs totaled $1,293 during the year ended December 31, 2008. In addition, costs related to

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 5 — REAL ESTATE HELD FOR DEVELOPMENT  – (continued)

holding and maintaining such properties, which were expensed and included in default related expenses in the accompanying consolidated statement of operations, totaled approximately $293 during the year ended December 31, 2008. The nature and extent of future costs for such properties depends on the level of development undertaken, the number of additional foreclosures and other factors.

In the opinion of management, the estimated net realizable values of such properties equal or exceed the current carrying values of the Fund’s investment in the properties as of December 31, 2008, net of previously recorded write-downs.

In anticipation of and in connection with the rise in defaulted loans and subsequent acquisition of related collateral in the first quarter of 2008, the Manager established an asset management department to manage the activities of any projects acquired through foreclosure or by other means. Such activities include the preparation of analyses to evaluate various alternatives to determine the highest and best use for the development and ultimate liquidation of such projects. The Manager continues to evaluate various alternatives for the ultimate disposition of such investments, including partial or complete development of such properties or disposal of such properties on an as-is basis. Project development alternatives may include, either through joint venture or on a project management basis, the development of the project through entitlement, completion of various improvements or complete vertical construction. The Manager has not developed or adopted any formal plan to dispose of such assets to date. Accordingly, no such assets are reflected as held for sale.

NOTE 6 — MEMBER DISTRIBUTIONS, RETAINED EARNINGS, REDEMPTIONS AND INCOME TAXES

Member Distributions Reinvested and Distributions Payable to Members

Historically, Fund Members elected to either reinvest distributable monthly earnings or to have earnings distributed to them in cash. Effective October 1, 2008, the Fund suspended the option by which Members could reinvest monthly distributions. See Note 1 for further discussion. The Fund distributes Net Earnings to its Members based on a calculation in accordance with GAAP, except as adjusted for the monthly amount available from Retained Earnings (and otherwise referred to as the Loan Loss Reserve in the Fund’s Operating Agreement). Interest income earned on the loan portfolio is computed and allocated to Members daily. Other components of Net Earnings are computed and allocated to Members at month-end and Net Earnings, adjusted for the monthly amount withheld in Retained Earnings, are reinvested or distributed to Members monthly. For the years ended December 31, 2008, 2007 and 2006, the Fund’s total net distributions to Members were $64,051, $46,920 and $19,379, respectively, which translated into net distributions of $951.27, $1,102.72 and $1,146.38 per weighted average membership unit over the same periods, respectively. Distributions designated for reinvestment are included in Members’ Equity as of each month-end. Distributions reinvested, which is a non-cash transaction, totaled approximately $23,191, $26,165 and $12,307 for the years ended December 31, 2008, 2007 and 2006, respectively.

Distributions that Members elect to take in cash are generally remitted within 10 business days following each month-end. Distributions payable in cash totaled approximately $4,963 and $2,183 at December 31, 2008 and 2007, respectively, and have been charged to Members’ Equity and are classified as Distributions

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 6 — MEMBER DISTRIBUTIONS, RETAINED EARNINGS, REDEMPTIONS AND INCOME TAXES  – (continued)

Payable to Members in the accompanying consolidated balance sheets. A summary of distributions reinvested or payable at December 31, 2008 and 2007 follows:

	December 31, 2007
	Member Reinvestment and Distributions Payable
	Member Accounts		Member Investment
	Number	% of Total	Amount	% of Total
Payable	1,582	45.6%	$2,183	46.1%
Reinvested	1,890	54.4%	2,552	53.9%
Total	3,472	100.0%	$4,735	100.0%

	December 31, 2008
	Member Reinvestment and Distributions Payable
	Member Accounts		Member Investment
	Number	% of Total	Amount	% of Total
Payable	4,735	100.0%	$4,963	100.0%
Reinvested	—	0.0%	—	0.0%
Total	4,735	100.0%	$4,963	100.0%

Retained Earnings

The Operating Agreement includes a provision for the accumulation, at the discretion of the Manager, of a “Loan Loss Reserve” to be used to offset certain payments or fees due on loans in default or foreclosure. The Loan Loss Reserve has historically been maintained in a segregated cash account. It is not a loss reserve that constitutes an expense as defined under GAAP or for income tax purposes. It consists of net earnings that have been previously allocated to Members and included in the Members’ taxable income, but which have not been distributed to the Members, also known as Retained Earnings under GAAP. The entire Retained Earnings balance was depleted as of December 31, 2008 as a result of the recording of the provision for credit loss, resulting in an accumulated deficit of $322,332 at December 31, 2008. Upon a Member’s complete withdrawal from the Fund, the net amount of the Loan Loss Reserve allocable to the withdrawing Member has historically been paid to the Member as a part of the redemption of the Member’s units. During 2008 and 2007, $43 and $132, respectively, in Retained Earnings was paid to these Members. However, no such amounts are available for distribution as of December 31, 2008.

Redemptions

The Fund has historically provided Members a limited option to redeem their units. After meeting the minimum holding period of 60 days, a Member may request redemption by providing the Manager, in writing, with a “Redemption Notice.” Generally, redemptions were paid once a month, on the first business day of the month. The Manager may redeem a member’s units within 60 days subject to certain limitations. For example, the Fund is not required to liquidate any investments, including but not limited to, any mortgage investments to pay the redemption. Further, prior to redeeming any units, the Manager must first determine that the payment of the redemption will not impair the liquidity or operations of the Fund. To the extent the Manager determines there are funds to satisfy redemption requests, the units will be redeemed on a first-come, first-served basis. There is no guarantee that funds will be available for

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 6 — MEMBER DISTRIBUTIONS, RETAINED EARNINGS, REDEMPTIONS AND INCOME TAXES  – (continued)

requested redemption payments. Effective October 1, 2008, the Manager elected to, among other actions, suspend the payment of all redemption requests and the acceptance of additional redemption requests. Full and partial redemptions totaled approximately $120,506, $57,790, and $26,785 for the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2007, redemption requests satisfying the 60 day notice period and immediately payable totaled approximately $6,114 and are reflected as liabilities in the financial statements.

Income Taxes (Unaudited)

The Fund is a limited liability company and, for income tax purposes, has elected to be taxed as a partnership. Consequently, no federal or state income taxes are applicable or paid by the Fund. Each Member reports on its federal and state income tax return its distributive share of the Fund’s income, gains, losses, deductions and credits, whether or not any distributions are made during the year. The Fund has elected to report, for income tax purposes, as a “Large Partnership,” filing on Internal Revenue Code Form 1065-B.

For income tax purposes, certain interest income is not suspended for loans that are deemed non-accrual for financial statement reporting purposes. Additionally, certain expenses may be capitalized as part of the basis in real estate held for sale and/or as additional amounts due the Fund, for income tax purposes, which is different from the treatment of these items under GAAP. Since the fund is taxed as a partnership, there are no deferred tax assets or liabilities as a result of these differences.

A reconciliation between the Fund’s earnings under GAAP and reported taxable earnings follows:

	(Unaudited)
	Amount	Per Unit
Net Loss for Financial Reporting	$(258,287)	$(3,126)
Includable as Taxable Income:
Interest due on loans in non-accrual status in excess of amount accrued for financial reporting purposes	11,012	151
Losses required for Financial Reporting but not allowable as a Tax Loss until actually realized	323,175	4,014
Portion of itemized expenses not deductable under specific tax regulations	1,719	24
Subtotal – Includable as Taxable Income	335,906	4,188
Excludable from Taxable Income:
Accretion on note purchased at a discount	(7,230)	(99)
Interest on loans transferred to Real Estate Owned status	(3,019)	(41)
Mark to Market Valuation charge for Loans transferred to Real Estate Owned	(21,200)	(290)
Subtotal – Excludable from Taxable Income	(31,449)	(431)
Net Earnings for Income Tax Reporting	$46,170	$632

NOTE 7 — UNEARNED INCOME AND OTHER FUNDS HELD

The loans in which the Fund invests have various structures. Certain loans are structured such that the borrower executes a note for the full amount of the loan but certain amounts are held back from the initial

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 7 — UNEARNED INCOME AND OTHER FUNDS HELD  – (continued)

funding and are disbursed upon satisfaction of pre-established benchmarks or events. Generally, these holdbacks are for future interest payments (interest reserves), construction draws and other loan related costs (loans-in-process).

Certain loans are also structured such that the entire interest reserve, construction draws or other loan related costs are deemed contractually disbursed at the initial funding and are therefore included in the loan’s outstanding principal balance. With this structure, the borrower pays interest on disbursed and undisbursed portions of the loan amount for all or part of the loan’s life. The amount of interest reserve, which represents unearned income and other loan related costs not disbursed but included in loan principal balances, is carried as a liability of the Fund until earned, and are reported as Unearned Income and Other Funds Held. A summary of Unearned Income and Other Funds Held as of December 31, 2008 and 2007 follows:

	2007	2008
Interest Reserves	$548	$—
Construction and Other Costs	74	39
Total	$622	$39

NOTE 8 — NOTE PAYABLE TO BANK

In February 2008, the Fund secured a $10,000 note payable to a bank, of which the Fund drew only $8,000 and which matured and was repaid in May 2008. There was no outstanding balance at December 31, 2008. The note had an annual interest at a rate of 4.25%. Interest incurred on the note payable was $78 for the year ended December 31, 2008. The note was collateralized by a $10,000 certificate of deposit bearing annual interest at a rate of 3.25%.

NOTE 9 — MANAGEMENT FEES AND RELATED PARTY ACTIVITY

Management Fees

For managing the Fund, the Manager is entitled to a 25 basis point annualized fee, payable monthly, based on the Fund’s total mortgage loan principal balance at each month-end, excluding loans in non-accrual status and other non-performing assets. Management fees incurred for the years ended December 31, 2008, 2007 and 2006 totaled approximately $1,139, $968, $430, respectively. As of December 31, 2008 and 2007 the Manager was owed $106 and $90, respectively, for management fees. In addition, at December 31, 2007, the Manager was due $225 for amounts advanced to Fund. This amount was repaid to the Manager in January 2008.

In addition, the Manager is entitled to 25% of any amounts recognized in excess of the Fund’s principal and note rate interest due in connection with loans held in whole or in part by the Fund. During the year ended December 31, 2008, 2007 and 2006, the Manager earned $401, $101 and $0, respectively, in connection with this provision, which is reported net of mortgage loan income in the accompanying consolidated statements of net earnings. As of December 31, 2008 no amounts were due to the Manager under this provision.

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 9 — MANAGEMENT FEES AND RELATED PARTY ACTIVITY  – (continued)

In connection with the recording of a valuation allowance on a loan for which the Manager previously received certain amounts in accordance with this provision, the Fund recorded a receivable from the Manager totaling $2,410. The advance to the Manager bears interest at 10% per annum and all unpaid accrued interest and principal is due September 30, 2011. For the year ended December 31, 2008, the interest earned on this receivable totaled $61, which, along with outstanding principal, is included in advances to Fund Manager in the accompanying consolidated balance sheet as of December 31, 2008. The advance to the Manager and related accrued interest was partially repaid during the first quarter of 2009.

Under the terms of the Operating Agreement, the Fund is responsible for the payment of expenses or costs related to defaulted loans, foreclosure activities, or property acquired through foreclosure. In connection with the loan defaults and foreclosure activities of the Fund during 2008, the Manager incurred certain direct costs which are reimbursable by the Fund under this provision of the Operating Agreement. For the year ended December 31, 2008, the Manager incurred $527 in default and foreclosure related costs, which is included in Default Related Expenses on the accompanying consolidated statement of net earnings. The Manager is also entitled to a reimbursement for the payment of various professional fees incurred on behalf of the Fund in connection with such activities totaling $140. These amounts are also included in Payables to Fund Manager on the accompanying consolidated balance sheet as of December 31, 2008.

In connection with the modification of certain loans, the borrowers and Manager agreed to defer the payment of related processing and administrative fees due to the Manager until the payoff of the respective loans. As such, the Fund has recorded these processing and administrative fees, which totaled $619, in Payables to Fund Manager on the accompanying consolidated balance sheet as of December 31, 2008. These deferred fees bear interest, payable to the Manager, at the same rate of the related mortgage notes. Additionally, the Manager is entitled to certain earned but unpaid administrative fees totaling $262, which are also included in Payables to Fund Manager.

For loans originated on behalf of the Fund, the Manager receives all the revenue from loan origination and processing fees (points) and other related fees, which are paid by the borrower. For the years ended December 31, 2008, 2007 and 2006, the Manager earned origination, processing and other related fees of approximately $20,708, $28,595 and $18,565, respectively, substantially all of which were earned on loans funded by the Fund. Effective October 1, 2008, the Fund stopped acquiring new loans and, accordingly, this source of revenue for the Manager has been substantially eliminated. See Note 1 for further discussion.

Related Party Investments and Borrowings

At December 31, 2008 and 2007, the total investment by the officers and directors of the Manager totaled $480 and $1,093, respectively. The Manager has no direct capital investment and owns no units in the Fund.

Under the Operating Agreement, the Fund has the ability to borrow but, as of December 31, 2008, has no borrowings. However, from time to time the Fund requires additional liquidity to fund loans. Accordingly, when such a need arises, the Manager has participated in or purchased whole loans at par value from the Fund. The loans participated or purchased by the Manager are concurrently pledged by the Manager with a commercial bank as collateral on a line of credit which has an advance rate of approximately 75% of the Fund’s participated loan balance. The proceeds from these borrowings and the Manager’s working capital

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 9 — MANAGEMENT FEES AND RELATED PARTY ACTIVITY  – (continued)

are then used to fund the participation or purchase. During the period in which the Manager retains any interest in a Fund loan, all related interest paid to the Fund is passed to the Manager, and the Fund records interest income and an equal amount of interest expense on borrowings from Fund Manager in the accompanying statements of earnings. In addition, the Manager pays all bank fees and other costs associated with the transaction, which has no impact on the Fund’s financial statements.

In cases of whole loan sales or participations issued to our Manager, the transactions have been completed at par value. We have historically repurchased loans from the Manager, although we are not obligated to do so. The sales of whole loans and participations issued to the Manager are accounted for as secured borrowings, and are separately identified in our consolidated financial statements. No loans were sold to or participated with the Manager during the year ended December 31, 2008. During the year ended December 31, 2007, we received $9,980 in proceeds from the Manager from the sale of whole loans and participations to the Manager and repurchased $14,429 in the same period. For the years ended December 31, 2008, 2007 and 2006, the interest incurred on these borrowings totaled approximately $0, $390 and $123, respectively, which have been recorded in the accompanying statements of net earnings as both interest income and interest expense.

At December 31, 2008, IMH maintained a line of credit with a bank with a total borrowing capacity of $6,200, none of which has been utilized. This line expires in September 2009 and may be renewed. Accordingly, subject to the Manager’s working capital position and approval, the Fund has access to additional liquidity under this line of credit of $6,200. The line of credit bears interest rate at the Prime Rate plus 1.5% (4.75% at December 31, 2008). The line of credit, when utilized, is collateralized by specific loans and underlying deeds of trust and a personal guarantee of the Manager’s Chief Executive Officer.

NOTE 10 — COMMITMENTS AND CONTINGENCIES

Undisbursed loans-in-process and interest reserves reflected on the accompanying consolidated balance sheets generally represent the unfunded portion of construction loans pending completion of additional construction, and interest reserves for all or part of the loans’ terms. As of December 31, 2008, undisbursed loans-in-process and interest reserves balances were as follows:

	Loans Held to Maturity	Loans Held for Sale	Total
Undisbursed Loans-in-process per Note Agreement	$66,035	$32,633	$98,668
Less: amounts not to be funded	(39,461)	(13,767)	(53,228)
Undisbursed Loans-in-process to be funded	$26,574	$18,866	$45,440

While the contractual amount of unfunded loans in process and interest reserves total $98,668 at December 31, 2008, IMH estimates that it will fund no more than $45,440. The difference of $53,228, which is not expected to be funded, relates to loans which are in default, loans which have been modified to lower the funding amount, and loans whose funding is contingent on various project milestones, many of which have not been met to date and are not expected to be met at all given current economic conditions. Accordingly, these amounts are not reflected as funding obligations in the accompanying consolidated balance sheet. With available cash and cash equivalents of $23,815 at December 31, 2008, scheduled loan payoffs, the suspension of Member redemptions, the suspension of new loan request fundings, and other

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 10 — COMMITMENTS AND CONTINGENCIES  – (continued)

available sources of liquidity, including potential loan participations or loan sales, the Fund expects to meet its obligation to fund these undisbursed amounts in the normal course of business. See note 1 for discussion of the Fund’s liquidity.

For certain borrowers, the terms of the loan documents required funded interest reserve accounts, which were deposited into a controlled disbursement account in the name of the borrower for the benefit of the Fund upon initial funding of the loan. These funds, totaling approximately $8,109 and $2,546 million at December 31, 2008 and 2007, respectively, are not included in the accompanying balance sheets due to the fiduciary nature of such accounts.

The Operating Agreement with IMH is for the life of the Fund. Only under specified circumstances and with the vote of a majority of Fund members can IMH be replaced as Manager. If no manager is selected, the Fund would dissolve.

We are party to litigation as the plaintiff or defendant in the ordinary course of business in connection with loans that go into default or for other reasons. While various asserted and unasserted claims exist, the resolution of these matters cannot be predicted with certainty, and we believe, based upon currently available information, that the final outcome of such matters will not have a material adverse effect, if any, on our results of operations or financial condition.

Following the suspension of certain Fund activities, including the suspension of Member redemptions, certain Members have requested that their redemption requests be honored due to financial hardships or other reasons. In each instance, the Fund has responded that it will not grant such requests and is treating all Members uniformally. While no specific litigation has been filed to date, resolution of these or other matters that may arise cannot be predicted with certainty.

The income tax returns of the Fund have not been examined by taxing authorities and all statutorily open years remain subject to examination.

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 11 — SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Selected quarterly results of operations and other financial information for the four quarters ended December 31, 2008 and 2007 follows:

	2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
INTEREST AND FEE INCOME
Interest and Fee Income	$9,479	$11,708	$13,678	$14,898	$49,763
EXPENSES
Total Operating Expenses	931	539	428	290	2,188
Provision for Credit Loss	—	—	—	1,900	1,900
Net Earnings	$8,548	$11,169	$13,250	$12,708	$45,675
Earnings per Weighted Average Units Outstanding	$291.66	$295.18	$275.88	$229.67	$1,073.47
Distributions to Members per Weighted Average	$280.73	$286.33	$275.88	$264.00	$1,102.72
Weighted Average Units Outstanding for Period	29,307	37,837	48,028	55,335	42,549
Earnings Components:
Distributed	$3,295	$4,660	$6,111	$6,689	$20,755
Reinvested	4,933	6,174	7,139	7,919	26,165
Distributed or Reinvested	8,228	10,834	13,250	14,608	46,920
Retained	320	335	—	(1,900)	(1,245)
Net Earnings	$8,548	$11,169	$13,250	$12,708	$45,675
Earnings per Weighted Average Units Outstanding, by Component
Distributed or reinvested	$280.73	$286.33	$275.88	$264.01	$1,102.72
Retained Earnings	10.93	8.85	—	(34.34)	(29.25)
	$291.66	$295.18	$275.88	$229.67	$1,073.47

IMH SECURED LOAN FUND, LLC

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

NOTE 11 — SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)  – (continued)

	2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
INTEREST AND FEE INCOME
Interest and Fee Income	$16,604	$17,067	$17,536	$16,213	$67,420
EXPENSES
Total Operating Expenses	370	379	855	928	2,532
Valuation Charge	—	—	42,430	280,745	323,175
Net Earnings (Loss)	$16,234	$16,688	$(25,749)	$(265,460)	$(258,287)
Earnings per Weighted Average Units Outstanding	$269.48	$255.02	$(368.96)	$(3,634.55)	$(3,835.96)
Distributions to Members per Weighted Average	$265.66	$252.62	$238.26	$203.84	$951.27
Weighted Average Units Outstanding for Period	60,242	65,442	69,788	73,038	67,333
Earnings Components:
Distributed	$7,583	$7,889	$10,500	$14,888	$40,860
Reinvested	8,421	8,643	6,128	—	23,191
Distributed or Reinvested	16,004	16,532	16,628	14,888	64,051
Retained	230	157	(42,377)	(280,348)	(322,338)
Net Earnings	$16,234	$16,689	$(25,749)	$(265,460)	$(258,287)
Earnings per Weighted Average Units Outstanding, by Component
Distributed or reinvested	$265.66	$252.62	$238.26	$203.84	$951.27
Retained Earnings	3.82	2.40	(607.22)	(3,838.39)	(4,787.23)
	$269.48	$255.02	$(368.96)	$(3,634.55)	$(3,835.96)

The average of each quarter’s weighted average units does not necessarily equal the weighted average units outstanding for the year and, therefore, individual weighted earnings per quarterly earnings per weighted unit do not equal the annual amount.

During the quarter ended December 31, 2008, the Fund recorded a valuation provision charge of $280,745 resulting from its year-end valuation procedures as described in Note 4. The recording of this amount resulted in a net loss for the year of $258,287.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

IMH SECURED LOAN FUND, LLC
SCHEDULE II — Valuation and Qualifying Accounts
As of December 31, 2008 (in thousands)

Description	Balance at Beginning of Year	Charged to Costs and Expenses		Transferred From Other Accounts	Collected/ Recovered	Balance at End of Year
Allowance for Credit Loss	$1,900	$296,000	(1)	$2,410	$—	$300,310

(1)	We established an allowance for credit loss based on our evaluation of our mortgage loan portfolio as of December 31, 2008.

IMH SECURED LOAN FUND, LLC

CONSOLIDATED BALANCE SHEETS
(In thousands, except unit data)

	December 31, 2008	September 30, 2009
		(Unaudited)
ASSETS
Cash and Cash Equivalents	$23,815	$2,463
Mortgage Loans:
Mortgage Loan Note Obligations	549,686	494,803
Less Undisbursed Portion of Loans-in-process and Interest Reserves	(26,574)	(4,075)
Principal Outstanding Held for Investment	523,112	490,728
Mortgage Loan Principal Held for Sale	90,742	62,628
Mortgage Loan Principal Outstanding	613,854	553,356
Less Allowance for Credit Loss	(300,310)	(337,000)
Mortgage Loans, Net	313,544	216,356
Accrued Interest and Other Receivables	12,014	16,490
Real Estate Held for Sale, Net	—	7,092
Real Estate Held for Development, Net:
Acquired through Foreclosure	55,318	82,765
Purchased for Investment	7,463	7,448
Real Estate Held for Development, Net	62,781	90,213
Deposits and Other Assets	179	625
Advances to Fund Manager	2,471	1,338
Total Assets	$414,804	$334,577
LIABILITIES
Payables to Fund Manager	$1,681	$5,270
Other Payables and Accrued Liabilities	70	5,487
Distributions Payable to Members	4,963	—
Borrowings From Fund Manager	—	2,520
Unearned Income and Other Funds Held	39	129
Total Liabilities	6,753	13,406
MEMBERS’ EQUITY
Accumulated Deficit	(322,332)	(409,212)
Members’ Equity – $10,000 per unit stated value, authorized units set at discretion of the Manager – 73,038 units issued and outstanding at September 30, 2009 and December 31, 2008, respectively	730,383	730,383
Total Members’ Equity	408,051	321,171
Commitments and Contingent Liabilities
Total Liabilities and Members’ Equity	$414,804	$334,577

The accompanying notes are an integral part of these statements

IMH SECURED LOAN FUND, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except unit and per unit data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2008	2009	2008	2009
INTEREST, FEE AND OTHER INCOME
Mortgage Loans	$49,419	$20,256	$17,069	$2,697
Investments and Money Market Accounts and Other Income	1,789	494	467	458
Total Interest and Fee Income	51,208	20,750	17,536	3,155
EXPENSES
Management Fees	819	481	300	62
Default Related and Other Fund Expenses	503	579	418	251
Operating Expenses for Real Estate Owned	62	2,817	62	1,477
Professional Fees	142	1,830	75	641
Interest Expense:
Borrowings from Fund Manager	—	217	—	115
Borrowings on Note Payable	78	—	—	—
Interest Expense	78	217	—	115
Valuation charge for:
Provision for Loan Loss based on Fair Value Estimates as of Balance Sheet Date	41,130	82,000	41,130	82,000
Impairment of Assets Acquired through Foreclosure	1,300	8,000	1,300	8,000
Total Valuation Charge	42,430	90,000	42,430	90,000
Net Earnings (Loss)	$7,174	$(75,174)	$(25,749)	$(89,391)
Net Earnings (Loss) Allocated to Members per Weighted Average Membership Units Outstanding	$109.32	$(1,029.24)	$(363.65)	$(1,223.88)
Distributions to Members per Weighted Average Membership Units Outstanding	$749.20	$160.27	$234.84	$—
Weighted Average Membership Units Outstanding	65,622	73,038	70,807	73,038

The accompanying notes are an integral part of these statements

IMH SECURED LOAN FUND, LLC

CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY
Nine Months Ended September 30, 2009
(Unaudited)
(In thousands, except unit data)

	Members’ Units	Members’ Capital	Accumulated Deficit	Total Members’ Equity
Balances at December 31, 2008	73,038	$730,383	$(322,332)	$408,051
Net Loss – Nine months ended September 30, 2009	—	—	(75,174)	(75,174)
Distributions to Members	—	—	(11,706)	(11,706)
Net Activity for Period	—	—	(86,880)	(86,880)
Balances at September 30, 2009	73,038	$730,383	$(409,212)	$321,171

The accompanying notes are an integral part of these statements

IMH SECURED LOAN FUND, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine Months Ended September 30, 2008 and 2009
(Unaudited)
(In thousands)

	Nine Months Ended September 30,
	2008	2009
CASH FLOWS – Operating Activities:
Net Earnings (Loss)	$7,174	$(75,174)
Adjustments to Reconcile Net Earnings (Loss) to Net Cash Provided by Operating Activities:
Valuation Provision Charge	42,430	90,000
Accretion of Note Discount	(9,639)	—
Depreciation and Amortization	—	283
Increase in Accrued Interest Receivable	(3,933)	(6,533)
Increase in Deposits and Other Assets	(255)	(499)
Increase (Decrease) in Due From/To Fund Manager	921	(38)
Increase in Other Payables and Accrued Liabilities	70	5,417
Increase (Decrease) in Unearned Income	(474)	90
Net Cash Provided by Operating Activities	36,294	13,546
CASH FLOWS – Investing Activities:
Mortgage Loans Fundings	(220,905)	(25,827)
Mortgage Loan Repayments	34,544	6,664
Mortgage Loan Repayment from Sale of Whole Loan	31,325	—
Proceeds from Real Estate Sold	—	770
Investment in Real Estate Held for Development	(8,116)	(2,356)
Net Cash Used in Investing Activities	(163,152)	(20,749)
CASH FLOWS – Financing Activities:
Proceeds from Note Payable to Bank	8,000	—
Repayment of Note Payable to Bank	(8,000)	—
Proceeds from Borrowings from Manager	—	6,000
Repayments of Borrowings from Manager	—	(3,480)
Increase (Decrease) in Member Investments Pending Activation	(3,391)	—
Members’ Capital Investments	250,941	—
Members’ Redemptions	(113,206)	—
Members’ Distributions	(23,324)	(16,669)
Net Cash Provided (Used) by Financing Activities	111,020	(14,149)
Net Increase (Decrease) in Cash and Cash Equivalents	(15,838)	(21,352)
Cash and Cash Equivalents:
Beginning of Period	73,604	23,815
End of Period	$57,766	$2,463
Supplemental Cash Flow Information:
Interest Paid	$78	$217
Supplemental Disclosure of Non-Cash Financing and Investing Activities:
Real Estate Acquired through Foreclosure	$81,362	$41,169
Loans Satisfied with Next-Phase Financing	$41,886	$—

The accompanying notes are an integral part of these statements

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 1 — FUND DESCRIPTION AND BASIS OF PRESENTATION

IMH Secured Loan Fund, LLC (the “Fund”) was organized under the laws of the State of Delaware as a limited liability company effective May 14, 2003 for the primary purpose of investing in loans with maturities of generally eighteen months or less that are secured by deeds of trust (herein referred to as mortgage loans) on real property located within the United States of America. The sponsor and manager of the Fund is Investors Mortgage Holdings Inc. (“IMH” or the “Manager”), which was formed in June 1997 in Arizona and is a mortgage banker licensed in Arizona. IMH’s obligations and responsibilities as Manager are set forth in the IMH Secured Loan Fund, LLC Limited Liability Company Operating Agreement, dated May 15, 2003, as amended and restated (the “Operating Agreement”), which governs all aspects of Fund operations. The Operating Agreement provides standards for, among other things, business operations and the allocation between the parties of income, gains, losses and distributions.

The Fund has established various wholly-owned subsidiaries in connection with the foreclosure of certain loans and acquisition of related collateral property. The accompanying consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The Fund and the Manager, and the Manager’s wholly-owned subsidiary, are part of the IMH Group. The IMH Group has diverse experience in many facets of real estate services. Other members of the IMH Group include, among others, IMH Holdings, LLC, an Arizona limited liability company, and its wholly-owned subsidiaries, IMH Management Services, LLC, an Arizona limited liability company, and SWI Management, LLC, an Arizona limited liability company. IMH Management Services, LLC provides human resources and administrative services, including employees, to the various members of the IMH Group, and SWI Management, LLC is engaged in various real estate and real estate related activities.

As of September 30, 2009, the Fund’s accumulated deficit aggregated $409,212 as a direct result of a valuation provision relating to the Fund’s loan portfolio and real estate owned assets during 2009 and 2008. During the nine months ended September 30, 2009, the Fund’s total cash decreased by $21,352. At September 30, 2009, the Fund had cash and cash equivalents of $2,463 and undisbursed loans-in-process and interest reserves funding estimates totaling $6,747 (including $2,672 reflected in loans held for sale). Our business model relies on capital availability for our borrowers to re-finance the short-term bridge loans we provide to assist a developer’s real estate entitlement and development efforts. However, the erosion of the U.S. and global credit markets during 2008 and parts of 2009, including a significant and rapid deterioration of the mortgage lending and related real estate markets, has virtually eliminated traditional sources of conventional take-out financing. As a result, the Fund has experienced increased default and foreclosure rates on the mortgage loans it holds in its portfolio. In addition, the Manager has found it necessary to modify certain loans, which have resulted in extended maturities of two years or longer, and believes it may need to modify additional loans in an effort to, among other things, protect the Fund’s collateral.

In addition, as allowed by the Operating Agreement, the Manager, on behalf of the Fund, effective October 1, 2008, ceased accepting additional Member investments in the Fund, honoring new redemptions requests, or identifying and funding new loans subsequent to September 30, 2008 (although the Fund may

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 1 — FUND DESCRIPTION AND BASIS OF PRESENTATION  – (continued)

finance new loans in connection with the sale of collateral under existing loans or the sale of real estate owned). Additionally, during the second quarter of 2009, the Fund suspended distributions to Members. These elections were made in an effort to preserve the Fund’s capital and to seek to stabilize the Fund’s operations and liquid assets in order to enhance our ability to meet future obligations, including those pursuant to current loan commitments. The freeze was precipitated by increased default and foreclosure rates on our portfolio loans and a reduction in new Member investment, compounded by a significant number of redemption requests submitted during the latter part of the third quarter of 2008, the payment of which we believe would have rendered the Fund without sufficient capital necessary to fund our outstanding lending commitments. These factors raise substantial doubt about our ability to continue as a going concern for an extended period. Except as discussed below, we believe that we have developed a liquidity plan that, if executed successfully, would likely provide sufficient liquidity to finance the Fund’s anticipated working capital and capital expenditure requirements for the next 12 months.

Our liquidity plan includes selling whole loans or participating interests in certain loans in our portfolio and liquidating certain real estate assets we hold. As of September 30, 2009, five loans with principal balances totaling $62,628 are being actively marketed for sale. Accordingly, these loans are reflected as held for sale in the accompanying consolidated balance sheets. In addition, as of September 30, 2009, two real estate owned projects with a book value totaling $7,092 are being actively marketed for sale. Accordingly, this real estate owned is reflected as held for sale in the accompanying consolidated balance sheets. Additionally, the Manager continues to evaluate the Fund’s existing outstanding loan obligations to ascertain the necessary funding amounts and timing for each loan, and to determine potential reductions in, or cessation of, funding commitments for loans in default or to find alternative sources for such fundings. This analysis is on-going, although the results are not expected to materially affect our current estimate of outstanding loan commitments presented in the accompanying financial statements. The Manager continues to evaluate a number of strategies for the Fund, including, but not limited to, the possible orderly liquidation of the Fund, a roll-up of the Fund into one or more possible new investment vehicles, and other potential strategies.

However, there is no assurance that these strategies and potential transactions could be consummated on acceptable terms, in a reasonable time frame or at all. In addition, given the state of the real estate and credit markets, it is unlikely that the Fund will be able to re-commence its historical operations in the same manner in which it previously operated or at all. Management continues to examine the material aspects of the Fund’s business for areas of potential improvement and recovery of the Fund’s loan and real estate owned portfolio. However, if the real estate market does not return to prior levels of normalcy and credit markets do not re-open in a reasonable manner, we believe the realization of full recovery of the Fund’s investments is unlikely to occur in a reasonable time frame or at all, and we may be required to liquidate the Fund’s investment portfolio at a price significantly below the Fund’s initial investment basis.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Fund be unable to continue as a going concern.

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 1 — FUND DESCRIPTION AND BASIS OF PRESENTATION  – (continued)

The Manager receives from borrowers, either directly or from loan proceeds, all revenue and fees from loan origination, processing, servicing and extension. As a result of the suspension of certain of the Fund’s activities, although the Manager may collect fees from time-to-time from the modification of existing loans or from penalties or default fees, the suspension of the Fund’s lending activities has resulted in the loss of the Manager’s primary revenue source. These factors raise substantial doubt about the Manager’s ability to continue as a “going concern”, subject to changes in the Manager’s strategy. The Manager has implemented, among other matters, the following strategy:

•	Implemented a cost reduction program, including a reduction in staff. The reduction in staff affected nearly 60% of the Manager’s employees while preserving more modest core functionality in the material operational areas. To date, the Manager has stabilized monthly operating costs at approximately $400 per month.
•	On-going collaboration with investment banking firms to seek to close financing and capital raising alternatives.
•	Continued to explore mechanisms through which the Manager can continue to participate in the capital markets, including, without limitation, the use of additional funding vehicles to seek to capitalize on what the Manager believes are numerous business opportunities arising from the disruptions in the capital and credit markets.
•	Engaged in on-going negotiations with creditors to defer or otherwise restructure existing liabilities of the Manager.
•	Considered other initiatives to seek to mitigate the risk of the continued viability of the Manager as an operating entity.

The IMH Group was reorganized starting at the end of 2008, and, as a result thereof, other members of the IMH Group will be responsible for a portion of operating costs that have historically been borne by IMH. Despite the cost-savings initiatives described above, the Manager can provide no assurance that its liquidity situation will improve in the fourth quarter of 2009 or fiscal 2010 or that the Manager will be able to continue as a going concern.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Fund prepares its financial statements on the accrual basis of accounting in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”). The majority of the Fund’s operating costs and the cost of all furniture and equipment used in the administration of the Fund have historically been paid by the Manager and were not recorded as expenses or Fund assets or deducted from the Net Earnings of the Fund. However, as a result of the reduction in the Manager’s revenue-generating activities and corresponding reduction in liquidity, certain costs that the Manager historically elected to pay on our behalf, although it was not required to pay, have been transferred to us. These expenses include various professional fees for consulting services, valuation services, legal and accounting services relative to

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

public reporting related expenses. The Manager receives a management fee from the Fund for the services it provides, which includes operating costs it incurs in the administration of the Fund. The foregoing is in accordance with the Operating Agreement.

The accompanying unaudited interim consolidated financial statements of the Fund have been prepared in accordance with GAAP, consistent in all material respects with those applied in its consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008; excepting these financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. Such interim financial information is unaudited but reflects all adjustments that in IMH’s judgment, on the Fund’s behalf, are necessary for the fair presentation of the interim periods presented. Interim results are not necessarily indicative of results for a full year. This Quarterly Report on Form 10-Q should be read in conjunction with the Company’s consolidated financial statements and footnotes included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Real Estate Held for Sale

Real estate held for sale consists of real estate for which development is substantially complete and which is currently being actively marketed for sale. Real estate held for sale is measured at the lower of its carrying amount prior to classification of the group of assets as held for sale and the net fair value.

Use of Estimates

In accordance with GAAP, the Manager has made a number of estimates and assumptions with respect to the reporting of assets and liabilities and the disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates. Such estimates primarily include the allowance for credit loss, valuation estimates for real estate owned and the accretable amount and timing for loans purchased at a discount.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that will require the FASB Accounting Standards Codification (“ASC”) to become the source of authoritative U.S. accounting and reporting standards for nongovernmental entities in addition to the guidance issued by the SEC. FASB ASC significantly changes the way financial statement preparers, auditors, and academics perform accounting research. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this guidance did not have a material impact on our financial statements.

In May 2009, the FASB issued new accounting guidance that established the period after the balance sheet date and the circumstances in which we should evaluate events or transactions for potential recognition or disclosure in financial statements. The new guidance is effective for periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on our financial statements.

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

In April 2009, the FASB issued new accounting guidance that changes existing guidance for determining whether impairment of debt securities is other than temporary. The new guidance requires other-than-temporary impairment to be separated into the amount representing the decrease in cash flows expected to be collected from a security (referred to as credit losses), which is recognized in earnings, and the amount related to other factors, which is recognized in other comprehensive income. The non-credit loss component of the impairment can only be classified in other comprehensive income if the holder of the security concludes (1) that it does not intend to sell the security and (2) that it is more likely than not that it will not be required to sell the security before the security recovers its value. If these two conditions are not met, the non-credit loss component of the impairment must also be recognized in earnings. Upon adoption of the new guidance, the entity is required to record a cumulative-effect adjustment, as of the beginning of the period of adoption, to reclassify the non-credit loss component of previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. We do not believe the adoption of these pronouncements would have a material impact on our consolidated financial statements.

In April 2009, the FASB issued new accounting guidance that provides additional guidance for determining whether market activity for a financial asset or liability has significantly decreased, as well as for identifying circumstances that indicate that transactions are not orderly. The new guidance reiterates that if a market is determined to be inactive and the related market price is deemed to be reflective of a “distressed sale” price, then management judgment may be required to estimate fair value. The new guidance identifies factors to be considered when determining whether or not a market is inactive. We do not believe the adoption of this pronouncement would have a material effect on our financial position or results of operations.

In April 2009, the FASB issued new accounting guidance that requires disclosures about fair values of financial instruments in all interim financial statements. Once adopted, the disclosures required by the new guidance are to be provided prospectively. We do not believe the adoption of this pronouncement would have a material effect on our financial position or results of operations.

In May 2008, the FASB issued new accounting guidance which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with GAAP. The new guidance becomes effective 60 days following the approval by the Securities and Exchange Commission (“SEC”) of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” We do not expect the adoption of this guidance would have a material impact on our financial statements.

Reclassifications

Certain 2008 amounts have been reclassified to conform to the 2009 financial statement presentation.

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Subsequent Events

Management evaluated subsequent events through December 30, 2009, the date this consent solicitation/prospectus was filed with the SEC. Subsequent to September 30, 2009, the Fund foreclosed on one loan in the ordinary course of business. The Fund also took title to certain real estate for the payment of interest on a loan. Additionally, to provide liquidity the Fund sold a portfolio loan at approximately $800 less than its carrying value.

NOTE 3 — CASH AND CASH EQUIVALENTS

The Operating Agreement provides that generally an amount equal to 3%-5% of the principal amount outstanding from time to time on mortgage loans held in our portfolio be held for working capital. The funds are held in cash equivalent investment accounts and are designated as working capital and other funds available for operating obligations and lending. These funds are classified as cash equivalents on the accompanying financial statements. These designations are discretionary and as of September 30, 2009, the Fund has insufficient cash balances to reserve for working capital purposes.

In view of the suspension of the Fund’s willingness to accept Member investment and lending activities and the limited cash sources available to the Fund, it is anticipated that all remaining cash will be needed to fund outstanding loan obligations, Fund operations and distributions to Members, if any.

The Fund maintains its cash balances in multiple interest-bearing accounts at various banks. At this time, Fund cash accounts at banks are insured by the FDIC up to $250. In addition, at this time, the FDIC protects unlimited amounts held in non-interest bearing transaction accounts held by FDIC insured banks. To date, the Fund has not experienced any losses as a result of any amounts held in excess of the currently applicable FDIC insurance limits.

NOTE 4 — MORTGAGE LOANS, LOAN PARTICIPATIONS AND LOAN SALES

Generally, all mortgage loans held by the Fund are collateralized by a first deed of trust (or mortgage) on real property, and generally include a guarantee by the principals of the borrower. From time to time, the loans are secured by additional collateral. Independent title companies handle all loan closings and independent third-party companies, with oversight of the Manager, provide construction inspections and loan document management services for the majority of the mortgage loan note obligations that contain construction components.

Loan Interest Rates

The Fund invests in both fixed and variable interest rate loans. All variable interest rate loans are indexed to the Wall Street Journal Prime Interest Rate (“Prime”), substantially all of which are subject to interest rate floors. While a substantial portion of our portfolio loans are in default or non-accrual status, as of September 30, 2009 and December 31, 2008, respectively, outstanding principal balances on our portfolio loans (including non-accrual loans), net of the allowance for credit loss, summarized by the contractual loan terms for fixed and variable interest rates within selected interest rate ranges, are as follows:

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 4 — MORTGAGE LOANS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

	December 31, 2008
	Fixed Rate		Variable Rate		Total
	#	Outstanding Principal	#	Outstanding Principal	#	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	%
Current Rate:
8.00%	1	$3,500	—	$—	1	$3,500	$—	$3,500	1.1%
9.00%	1	10,461	1	1,622	2	12,083	(10,175)	1,908	0.6%
10.00%	1	26,709	—	—	1	26,709	(23,226)	3,483	1.1%
11.00%	—	—	1	1,981	1	1,981	—	1,981	0.6%
11.25%	—	—	1	46,020	1	46,020	—	46,020	14.7%
11.50%	2	2,651	6	94,283	8	96,934	(15,928)	81,006	25.8%
11.75%	1	4,752	—	—	1	4,752	—	4,752	1.5%
12.00%	10	75,758	9	67,683	19	143,441	(54,499)	88,942	28.4%
12.25%	1	631	3	55,850	4	56,481	(52,775)	3,706	1.2%
12.50%	1	1,929	6	22,227	7	24,156	(18,026)	6,130	2.0%
12.75%	1	37,935	—	—	1	37,935	(25,394)	12,541	4.0%
13.00%	3	27,897	9	54,947	12	82,844	(64,831)	18,013	5.7%
13.25%	—	—	1	2,821	1	2,821	(1,675)	1,146	0.4%
13.75%	—	—	2	6,528	2	6,528	(3,781)	2,747	0.9%
14.25%	—	—	1	67,669	1	67,669	(30,000)	37,669	12.0%
Total	22	$192,223	40	$421,631	62	$613,854	$(300,310)	$313,544	100.0%
% of Portfolio		31.3%		68.7%		100.0%
Weighted Average Rate		11.71%		12.39%		12.18%
Number of Loans		22		40		62
Average Principal		$8,737		$10,541		$9,901

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 4 — MORTGAGE LOANS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

	September 30, 2009
	Fixed Rate		Variable Rate		Total
	#	Outstanding Principal	#	Outstanding Principal	#	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	%
Current Rate:
6.00%	1	$5,890	—	$—	1	$5,890	$(1,625)	$4,265	2.0%
7.53%	1	41,886	—	—	1	41,886	(31,464)	10,422	4.8%
8.00%	3	4,961	—	—	3	4,961	(52)	4,909	2.3%
8.25%	1	55,885	—	—	1	55,885	(2,311)	53,574	24.7%
9.00%	1	1,589	—	—	1	1,589	(56)	1,533	0.7%
10.00%	3	27,871	—	—	3	27,871	(22,178)	5,693	2.6%
11.00%	1	1,465	1	1,618	2	3,083	—	3,083	1.4%
11.50%	1	1,102	4	11,328	5	12,430	(4,711)	7,719	3.6%
11.75%	1	5,759	—	—	1	5,759	—	5,759	2.7%
12.00%	7	61,403	8	53,569	15	114,972	(60,334)	54,638	25.2%
12.25%	—	—	2	56,558	2	56,558	(51,223)	5,335	2.5%
12.50%	1	1,169	6	22,441	7	23,610	(18,466)	5,144	2.4%
12.75%	1	37,958	—	—	1	37,958	(23,289)	14,669	6.8%
13.00%	3	30,307	9	54,947	12	85,254	(60,987)	24,267	11.2%
13.75%	—	—	2	6,528	2	6,528	(6,027)	501	0.2%
14.25%	—	—	1	69,122	1	69,122	(54,277)	14,845	6.9%
Total	25	$277,245	33	$276,111	58	$553,356	$(337,000)	$216,356	100.0%
% of Portfolio		50.1%		49.9%		100.0%
Weighted Average Rate		10.26%		12.87%		11.56%
Number of Loans		25		33		58
Average Principal		$11,090		$8,367		$9,541

As of September 30, 2009 and December 31, 2008, respectively, the weighted average contractual interest rates on our variable rate loans (including loans in non-accrual status) was Prime plus 9.62% and Prime plus 9.14%, respectively. The Prime rate was 3.25% per annum at September 30, 2009 and December 31, 2008, respectively.

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 4 — MORTGAGE LOANS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

Loan Maturities and Loans in Default

The outstanding principal balances of our mortgage loans, net of the allowance for credit loss, as of September 30, 2009, have scheduled maturity dates within the next several quarters, as follows:

September 30, 2009
Quarter	Amount	Percent	#
Matured	$370,255	66.8%	36
Q4 2009	20,209	3.7%	3
Q1 2010	2,030	0.4%	3
Q3 2010	56,116	10.1%	10
Q1 2011	6,583	1.2%	3
Q1 2012	392	0.1%	1
Q3 2012	97,771	17.7%	2
Total	553,356	100.0%	58
Less: Allowance for Credit Loss	(337,000)
Net Carrying Value	$216,356

From time to time, a mortgage loan’s maturity date may be extended for reasons we believe are generally advantageous to us. In this regard, from time to time, we have modified certain loans in our portfolio, extending maturity dates in some cases to two or more years, and we expect that we will modify additional loans in the future in an effort to seek to preserve our collateral. Accordingly, in some instances, and from time to time, we expect repayment dates of the loans may vary from their currently scheduled maturity date. Further, in certain instances where the Manager deems it to be advantageous to the Fund not to modify or extend a loan past its scheduled maturity date, the Fund classifies and reports the loan as matured. At September 30, 2009, 48 loans with outstanding principal balances totaling $473,916 were in default, of which 36 with outstanding principal balances totaling $370,255 were past their respective scheduled maturity dates, and the remaining 12 loans were in default as a result of delinquency on outstanding interest payments or have been deemed non-performing based on value of the underlying collateral in relation to the respective book value of the loan. At December 31, 2008, 28 loans with outstanding principal balances totaling $226,630 were in default, of which 24 with outstanding principal balances totaling $210,198 were past their respective scheduled maturity dates, and the remaining four loans were in default as a result of delinquency on outstanding interest payments. In light of current economic conditions and in the absence of a recovery of the credit markets, it is anticipated that many, if not most, of our portfolio loans will not be paid at the scheduled maturity date.

The Fund is exercising lender’s remedies on 16 of the 48 loans in default. We anticipate that exercise of lender’s remedies will commence on an additional six loans in our portfolio, and we are negotiating with the borrowers and assessing the possibility of modifications of loan terms for the remaining 26 loans in default. There are two loans in default involved in bankruptcy reorganizations. For another loan in default, the Fund is a participating lender and the lead lender has commenced foreclosure proceedings.

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 4 — MORTGAGE LOANS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

At September 30, 2009, 43 loans in non-accrual status had outstanding principal balances totaling $450,568. Total contractual interest due under the loans classified in non-accrual status was $40,011, of which $10,174 is included in accrued interest receivable on the balance sheet, and of which $29,837 has not been recognized as income by the Fund. The remaining five loans in default had outstanding principal balances totaling $23,348, with accrued interest due totaling $332, which is included in accrued interest receivable on the balance sheet. Excluding the loans in bankruptcy reorganization and those in default as a result of nonpayment of interest, loans in default were past their scheduled maturities between five and 692 days as of September 30, 2009.

The geographic concentration of that portion of our loan portfolio in default, net of the allowance for credit loss, at September 30, 2009, is as follows:

	Percent of Outstanding Principal	#	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	Accrued Interest	Non-Accrued Note Interest	Total
Arizona	48.3%	23	$228,873	$(173,523)	$55,350	$4,136	$10,737	$70,223
Idaho	10.5%	2	49,590	(39,090)	10,500	1,948	4,490	16,938
California	36.1%	17	171,133	(113,678)	57,455	3,655	12,611	73,721
Texas	2.3%	3	11,102	(4,493)	6,609	427	849	7,885
Nevada	1.7%	1	7,978	(2,670)	5,308	319	715	6,342
New Mexico	1.1%	2	5,240	(1,182)	4,058	21	435	4,514
	100.0%	48	$473,916	$(334,636)	$139,280	$10,506	$29,837	$179,623

Other than as referenced above, no loans presently in our portfolio have loan principal payments 30 days or more past due and no loans have interest payments more than 30 days past due.

Fair Value Measurement

The Manager performs an evaluation for impairment on all of our loans in default as of the applicable measurement date. A loan is considered to be impaired when it is probable that the Fund will be unable to collect all amounts due thereunder in accordance with the contractual terms of the applicable loan agreement. Further, in general, applicable accounting guidance requires that the impairment, if any, be measured based on the “fair value” of the collateral if the creditor determines that foreclosure is probable. In general, under applicable accounting guidance, if the loan is collateral dependent, impairment is to be measured at the balance sheet date based on the then fair value of the collateral in relation to contractual amounts due under the terms of the loan. All of our portfolio loans are deemed to be collateral dependent.

In determining fair value, we have adopted applicable accounting guidance which establishes a framework for measuring fair value in accordance with GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This accounting guidance applies whenever other accounting standards require or permit fair value measurement.

The accounting guidance establishes a fair value hierarchy that prioritizes the inputs into valuation techniques used to measure fair value. The three levels of the fair value hierarchy under this accounting guidance are as follows:

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 4 — MORTGAGE LOANS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

Level 1 —	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date;
Level 2 —	Valuations based on quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active or models for which all significant inputs are observable in the market either directly or indirectly; and
Level 3 —	Valuations based on models that use inputs that are unobservable in the market and significant to the fair value measurement.

The accounting guidance gives the highest priority to Level 1 inputs, and gives the lowest priority to Level 3 inputs. The value of a financial instrument within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value instrument.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability, rather than an entity-specific measurement. Therefore, even when market assumptions are not readily available, our own assumptions attempt to reflect those that market participants would use in pricing the asset or liability at the measurement date. Further, fair value measurements are market-based measurements with an exit price notion, not entity-specific measurements. Therefore, an entity cannot disregard the information obtained from the current market simply because the entity is a “willing” seller at that price. If the best information available in the circumstances indicates that market participants would transact at a price, it does not matter whether the reporting entity is actually willing to transact at that price.

The Manager performs a valuation analysis of our loan portfolio on an annual and quarterly basis. Historically, for purposes of determining whether a valuation adjustment was required, the Manager primarily utilized a modeling technique (known as residual analysis) commonly used in our industry using Level 3 inputs and supplemented by discounting of projected cash flows. This analysis is based on the assumption that development of our collateral was the highest and best use of such property.

In the latter part of 2008 and a part of 2009, the global and U.S. economies experienced a rapid decline resulting in unprecedented disruptions in the real estate, capital, credit and other markets. As a result of these factors, we recorded a valuation provision using our development/residual analysis approach, reflecting lower pricing assumptions and a significant increase in discount factors to reflect market risk.

In the fourth quarter of 2008, we engaged independent third-party valuation firms to assist with our analysis of fair value of the loan portfolio as of December 31, 2008. As a result of this analysis, and given the significant change in the economic and real estate landscape, naturally, we determined that the development approach that was historically used for virtually every collateral type was no longer the highest and best use for the majority of our collateral. Alternatively, in most cases the highest and best use was deemed to be “hold for investment” using current pricing data (i.e., Level 2 analysis) as of December 31, 2008, with several comparable sales reflecting distressed sale pricing. This determination was based on our assessment of the liquidity freeze, lack of demand for developed property, the extended development and sales

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 4 — MORTGAGE LOANS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

period, and uncertainty relative to the pricing and cost estimates under a long-term build out scenario. This assessment resulted in a significant decline in the estimated fair values in relation to our historical residual analysis methodology.

Given recent sales activity and the on-going volatility in real estate markets, in the third quarter of 2009, we engaged independent third-party valuation firms and other consultants to assist with the Manager’s analysis of fair value of our loan portfolio as of September 30, 2009. The underlying collateral of our loans vary by stage of completion, which consists of either raw land, entitled land, partially developed, or mostly developed/completed projects (see Note 4 — Loan Classifications table). As a result of this preliminary analysis, management determined that certain assets were most appropriately valued utilizing Level 2 observable inputs based on current pricing data as of September 30, 2009 (despite the fact that in many cases comparable sales continue to reflect distressed sale pricing), while we believed other assets were more appropriately subject to a Level 3 development approach.

The following is a summary of the procedures being performed in connection with our fair value analysis, which is on-going as of November 16, 2009:

All loans in our portfolio continue to be deemed collateral dependent, and we perform our analysis of fair value of that collateral under the provisions of the applicable accounting guidance. In order to complete the fair value analysis, we are performing the following procedures for the period ended September 30, 2009, and the year ending December 31, 2009:

1.	Reviewing the status of each portfolio loan to ascertain our view of the likelihood that we will collect all amounts due under the terms of such loans at maturity based on current real estate and credit market conditions.
2.	For loans whose collection we deem to be unlikely, we are reviewing the portfolio loans to ascertain how recently the latest valuation of the underlying collateral was performed.
3.	Subjecting the entire loan portfolio to independent third party valuation as of September 30, 2009.
4.	Utilizing the services of Cushman & Wakefield, a nationally recognized valuation firm, and other valuation firms to perform a valuation analysis for the selected projects using the valuation criteria under a Level 2 valuation approach. Cushman & Wakefield valued approximately 89% of the outstanding principal balance of the loan portfolio while other valuation firms valued the remaining 11%. For those valuations performed by valuation firms other than Cushman & Wakefield, we expect to utilize Cushman & Wakefield to perform a review of the valuations and reports.
5.	We understand it is customary for some independent valuation firms to use the term “market value” when valuing real property interests. We recognize that there are differences in the market value and fair value definitions, but in many instances, the reported results are identical. The Manager believes that it can reliably use market valuations when making decisions with respect to fair value of our assets for financial reporting purposes. Level 3 inputs for valuation are provided

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 4 — MORTGAGE LOANS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

for market circumstances in which Level 1 and Level 2 inputs are not reliably available. From the information received from the valuation firms engaged by the Fund, each asset, and its corresponding valuation, was individually reviewed by us and the valuations were interpreted under the definition of fair value under applicable accounting guidance.
6.	Using observable and unobservable inputs available, and depending on the development status of the collateral, we are in the process of performing analyses on selected assets utilizing a Level 3 residual analysis approach to determine the projected cash proceeds expected to be received for such projects. This analysis includes estimating project development costs, projected carrying costs, such as property taxes, and estimated disposal costs. The cash flow streams will then be discounted to present value to derive fair value.

A summary of the results and key assumptions utilized by the independent valuation firms to derive fair value follows:

•	Very few of the precedent transactions that were analyzed satisfied the market value and fair value requirement that the price reflect that of an orderly transaction, rather many of the sales were made under duress or in markets in turmoil.
•	Inputs for use in Level 2 and/or Level 3 models were reported by the valuation firms to be inconsistent and reflective of a distressed market that has not yet established current “norms” for inputs into discounted cash flow or other financial models such as absorption rates and timing, unit pricing and trends, discount rate, risk adjustment processes, or the like.
•	A distinction was made between owners under duress and properties under duress. Market values are determined based on the determined highest and best use of the real property being valued. When owners are under duress, prices of transactions in which they are involved must be viewed as at least potentially subject to duress as well. The valuation firms took this distinction into account in arriving at highest and best use conclusions and selecting appropriate valuation methodologies.
•	The highest and best use for the majority of real estate collateral subject to third-party valuation was deemed to be held for investment and/or future development, rather than being subject to immediate development and/or sale. For each of these assets, a sales comparison approach using available data was used as the valuation methodology.
•	For the projects which included either unentitled or entitled land lacking any vertical or horizontal improvements, given the current distressed state of the real estate and credit markets, the development approach was deemed to be unsupportable because Level 2 market participant data were insufficient and/or Level 3 criteria was not reliably available from the valuation firm’s market research; the “highest and best use” standard in these instances required such property to be

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 4 — MORTGAGE LOANS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

classified as “held for investment” purposes until market conditions provide observable development activity to support either a Level 2 or a Level 3 valuation model for the development of the planned site. As a result, the valuation firms used a sales comparison approach using available data to determine market value.
•	For the projects containing partially or fully developed lots, the development approach was utilized, with assumptions made for pricing trends, absorption projections, holding costs, and the relative risk given these assumptions. The assumptions used by the valuation firms were based on currently observable available market data.
•	For operating properties, the income approach, using the direct capitalization and discounted cash flow methods was used by the valuation firms. The anticipated future cash flows and a reversionary value were discounted to an opinion of net present value at a chosen yield rate. The assumptions used by the valuation firms were based on currently observable available market data.
•	For projects in which we have received a recent third party offer to buy our loan, or the borrower has received a recent third party offer to buy the related project, we utilized the offer amount in cases in which the offer exceeded the valuation conclusion reached by the independent valuation firms.

For projects other than those where the Manager relied primarily on the work of independent valuation firms, the Manager supplemented its analysis utilizing a risk-adjusted cash flow model commonly used in our industry based on certain assumptions and Level 3 inputs to determine fair value, which presumes a development approach as highest and best use for such projects. To evaluate the collateral relating to these projects, the Manager performed different procedures depending on the stage of the collateral, which are described below, along with a summary of key assumptions utilized in our evaluations of fair value, as follows:

•	For collateral to be developed, the initial unit sales price utilized was based on local market, comparable prices from non-distressed pricing from prior periods utilizing observable and unobservable data points, generally discounted by 20% or more. In general, management assumed a price escalation utilizing the low end of a historical 3-year average look back for the last 10 years. We considered this a fair exchange price in an orderly transaction between market participants to sell the asset, assuming its highest and best use as determined by management, in the principal or most advantageous market for the asset.
•	For collateral to be developed, the development costs, operating and selling cost assumptions we made were based on observable and unobservable cost estimates obtained from a cross section of industry experts and market participants.
•	For collateral consisting of partially complete or finished lots, development costs, operating and selling cost assumptions were based on observable and unobservable cost estimates obtained from a cross section of industry experts and market participants.

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 4 — MORTGAGE LOANS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

•	For collateral whose development is complete or nearly complete which are expected to be leased initially to allow for stabilization of market prices before being sold, we utilized operating revenue and costs for comparable projects using current operating data obtained by us.
•	Based on the resulting net cash flows derived from the utilization of the above assumptions, the Manager applied risk-adjusted annual discount rates ranging from 20% to 25% to the net cash flows, depending on the projected build-out term, the project type, the location and assumed project risk.
•	Assets acquired through foreclosure are subject to different accounting guidance which requires us to account for these real estate assets received in satisfaction of the related receivable by writing them down to estimated fair value as of the date of foreclosure. An impairment charge is recorded when circumstances indicate that the carrying amount of the property is greater than the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the property.

All Fund mortgage investments are measured at fair value using either Level 2 or Level 3 inputs. The Manager continues to evaluate the appropriate valuation methodology applicable to each asset.

Based on the results of our evaluation and analysis to date, we recorded a valuation provision charge of $90,000 and $42,430 for the nine and three months ended September 30, 2009 and 2008, respectively. These valuation provision charges also include $8,000 and $1,300 for 2009 and 2008, respectively, relating to the impairment of real estate owned deemed to be other than temporary. The valuation charge is reflective of the continued deterioration of the real estate markets and the sustained distressed sales pricing of residential real estate in recent months combined with the downturn in the commercial real estate markets.

While the above results reflect our preliminary assessment of fair value as of September 30, 2009 based on currently available data and analysis completed to date. We expect the Manager to continue to evaluate the loan portfolio in the fourth quarter of 2009 to determine the adequacy and appropriateness of the allowance for credit loss and to update our loan-to-value ratios. Depending on market conditions, such updates may yield materially different values and may potentially increase or decrease the valuation allowance.

As of September 30, 2009 and December 31, 2008, respectively, the allowance for credit loss totaled $337,000 and $300,310, respectively, representing 60.9% and 48.9%, respectively, of the total loan portfolio principal balances. With the existing allowance recorded as of September 30, 2009, we believe that as of that date, the fair value of the underlying collateral of the Fund’s loan portfolio is sufficient to protect the Fund against any loss of the net carrying value of loan principal or accrued interest, and that no additional allowance for credit loss is necessary at this time.

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 4 — MORTGAGE LOANS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

A rollforward of the allowance for credit loss as of September 30, 2009 follows:

2009
Balance at beginning of year	$300,310
Valuation charge for current fair value	82,000
Transferred to other accounts	(45,310)
Balance at end of period	$337,000

Loan Classifications

We classify loans into categories for purposes of identifying and managing loan concentrations. As of September 30, 2009 and December 31, 2008, respectively, loan principal balances, net of the allowance for credit loss, by concentration category follows:

	December 31, 2008			September 30, 2009
	Amount	%	#	Amount	%	#
Pre-entitled Land:
Held for Investment	$7,178	1.2%	2	$13,834	2.5%	3
Processing Entitlements	200,902	32.8%	12	193,087	34.9%	10
	208,080	34.0%	14	206,921	37.4%	13
Entitled Land:
Held for Investment	114,307	18.6%	17	113,117	20.4%	16
Infrastructure under Construction	57,908	9.4%	4	69,834	12.6%	5
Improved and Held for Vertical Construction	54,486	8.9%	5	46,857	8.5%	4
	226,701	36.9%	26	229,808	41.5%	25
Construction & Existing Structures:
New Structure – Construction in-process	43,814	7.1%	14	37,110	6.7%	15
Existing Structure Held for Investment	37,482	6.1%	5	23,632	4.3%	4
Existing Structure – Improvements	97,777	15.9%	3	55,885	10.1%	1
	179,073	29.1%	22	116,627	21.1%	20
Total	613,854	100.0%	62	553,356	100.0%	58
Less: Allowance for Credit Loss	(300,310)			(337,000)
Net Carrying Value	$313,544			$216,356

We also classify loans into categories based on the underlying collateral’s projected end-use for purposes of identifying and managing loan concentrations and associated risks. As of September 30, 2009 and December 31, 2008, respectively, outstanding principal loan balances, net of the allowance for credit loss, by expected end-use, were as follows:

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 4 — MORTGAGE LOANS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

	December 31, 2008			September 30, 2009
	Amount	%	#	Amount	%	#
Residential	$278,644	45.4%	37	$276,417	50.0%	37
Mixed Use	206,691	33.7%	11	183,617	33.2%	8
Commercial	127,449	20.8%	13	92,252	16.7%	12
Industrial	1,070	0.1%	1	1,070	0.1%	1
Total	613,854	100.0%	62	553,356	100.0%	58
Less: Allowance for Credit Loss	(300,310)			(337,000)
Net Carrying Value	$313,544			$216,356

We estimate that, as of September 30, 2009, approximately 57% of the valuation allowance is attributable to residential-related projects, 41% to mixed use projects, and the balance to commercial and industrial projects.

Geographic Diversification

As of September 30, 2009 and December 31, 2008, respectively, the geographical concentration of the Fund’s principal loan balances, net of the allowance for credit loss, by state, follows:

	December 31, 2008					September 30, 2009
	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	Percent	#	Outstanding Principal	Allowance for Credit Loss	Net Carrying Amount	Percent	#
Arizona	$294,362	$(128,499)	$165,863	52.9%	31	$290,778	$(175,887)	$114,891	53.0%	29
California	177,255	(124,422)	52,833	16.9%	20	181,023	(113,678)	67,345	31.1%	20
New Mexico	5,240	(637)	4,603	1.5%	2	5,240	(1,182)	4,058	1.9%	2
Texas	55,825	(5,781)	50,044	16.0%	4	11,102	(4,493)	6,609	3.1%	3
Idaho	49,578	(38,458)	11,120	3.5%	2	49,590	(39,090)	10,500	4.9%	2
Minnesota	16,590	—	16,590	5.3%	1	—	—	—	0.0%	0
Nevada	7,969	(1,876)	6,093	1.9%	1	7,978	(2,670)	5,308	2.5%	1
Utah	7,035	(637)	6,398	2.0%	1	7,645	—	7,645	3.5%	1
Total	$613,854	$(300,310)	$313,544	100.0%	62	$553,356	$(337,000)	$216,356	100.0%	58

Borrower Concentrations

As of September 30, 2009, there was one borrower and one borrowing group, respectively, whose borrowings totaled $69,122 (which was in default at September 30, 2009) and $97,771, respectively, which accounted for approximately 12.5% and 17.7%, respectively, of our total mortgage loan principal balance outstanding (although at the time of origination, the principal balance was less than 10% of the total mortgage loan principal balance outstanding). As of December 31, 2008, there was one individual borrower whose aggregated borrowings totaled $67,670, which was approximately 11% of our total mortgage loan principal balance outstanding (although at the time of origination, the principal balance was less than 10% of the total mortgage loan principal balance outstanding).

Mortgage Loan Participations and Whole Loans Sold

Given the Manager’s decision to suspend certain of our activities in order to seek to prevent impairment of our capital and operations and to assist us in our efforts to meet our remaining funding commitments, we

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 4 — MORTGAGE LOANS, LOAN PARTICIPATIONS AND LOAN SALES  – (continued)

believe that certain loans are likely to be sold or participated in the future. While we expect that any future loan participations or loan sales will also occur at or near par, due in part to current market conditions, there can be no assurance that this will be the case. In light of current economic conditions, it may be necessary for us to employ alternative structures for loan participations. Except for the loan participation with the Manager discussed elsewhere, no loan sales or loan participations were executed during the nine or three months ended September 30, 2009 or the year ended December 31, 2008.

At the time of loan origination, we generally intended to hold all loans to maturity and had no plans or intent to sell such loans. However, as a result of the suspension of certain of our activities due to market circumstances and the lack of available liquidity to satisfy our obligations, the Manager has selected certain loans within our portfolio to actively market for sale. For information regarding participations and whole loan sales, and repurchases thereof, involving the Manager, see Note 7.

NOTE 5 — REAL ESTATE HELD FOR DEVELOPMENT OR SALE

Real estate held consists primarily of properties acquired as a result of foreclosure or purchase and is reported at the lower of carrying value or fair value, less estimated costs to sell the property. We had $97,305 and $62,781 of such assets at September 30, 2009 and December 31, 2008, respectively.

Under GAAP, the foreclosure of a loan and the recording of real estate owned is deemed to be a conversion of a monetary asset to a long-lived asset. Further, such assets are valued as fair value at the foreclosure date and this fair value becomes the new basis for financial reporting purposes. The valuation charge recorded as basis adjustments for the periods ended September 30, 2009 and 2008 includes $27,910 and $1,300, respectively.

During the nine months ended September 30, 2009, we acquired five real estate assets through foreclosure of the related mortgage loans with an estimated fair value of $41,169. During the year ended December 31, 2008, we took title to the underlying real estate collateral of nine loans in default with a net carrying value of approximately $55,318 at December 31, 2008. Additionally, in March 2008, we purchased certain real estate with a current carrying value of approximately $7,463, located in Arizona that is contiguous to the security for certain loans in the loan portfolio, in an effort to seek to maintain and enhance the overall project value. All real estate owned by us is located in California, Arizona, Texas or Minnesota.

During the second and third quarters of 2009, we implemented a plan to market and sell certain of our owned real estate. At September 30, 2009, the fair value of real estate held for sale totaled $7,092. During 2009, we sold various individual residential units held in our real estate portfolio netting approximately $770 in cash proceeds.

Costs related to the development or improvement of the real estate assets are generally capitalized and costs relating to holding the assets are generally charged to expense. Cash outlays for capitalized development costs totaled $2,356 during the nine months ended September 30, 2009. In addition, costs related to

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 5 — REAL ESTATE HELD FOR DEVELOPMENT OR SALE  – (continued)

holding and maintaining such properties, which were expensed in the accompanying consolidated statement of operations, totaled approximately $2,817 and $62 during the nine month periods ended September 30, 2009 and 2008, respectively, and $1,477 and $62 for the three months ended September 30, 2009 and 2008, respectively. The nature and extent of future costs for such properties depends on the level of development undertaken, the number of additional foreclosures and other factors. Additionally, during 2009, the Manager engaged the services of an outside asset management consultant to assist in the determination of the specific asset disposition strategy. The consultant receives $110 per month for its services.

In our view, the estimated net realizable values of such properties equal or exceed the current carrying values of our investment in the properties as of September 30, 2009, net of impairment charges recorded.

Although the Manager has been approached on an unsolicited basis by third parties expressing an interest in purchasing certain real estate owned by us and held for development, the Manager has not developed or adopted any formal plan to dispose of such assets at this time.

NOTE 6 — MEMBER DISTRIBUTIONS AND REDEMPTIONS

Member Distributions Reinvested and Distributions Payable to Members

Historically, our Members elected to either reinvest distributable monthly earnings or to have earnings distributed to them in cash. Effective October 1, 2008, we suspended the option allowing Members to reinvest monthly distributions. See Note 1 for further discussion. During the nine months ended September 30, 2009 and 2008, our total net distributions to Members were $11,706 and $49,163, respectively, which translated into net distributions of $160.27 and $749.20 per weighted average membership unit over the same periods, respectively. Distributions reinvested, which is a non-cash transaction, totaled $0 and $23,192 for the nine months ended September 30, 2009 and 2008, respectively. During the second quarter of 2009, the Manager revised its Member distribution program and ceased further distributions to Members until we generate sufficient liquidity to cover all borrower obligations and operating costs.

Distributions payable, which totaled approximately $0 and $4,963 at September 30, 2009 and December 31, 2008, respectively, have been charged to Members’ Equity and are classified as Distributions Payable to Members in the accompanying consolidated balance sheets.

Redemptions

Effective October 1, 2008, the Manager elected to, among other actions, suspend the payment of all redemption requests and the acceptance of additional redemption requests. Full and partial redemptions totaled approximately $120,533 during the nine months ended September 30, 2008. No redemptions were paid during the nine months ended September 30, 2009.

NOTE 7 — MANAGEMENT FEES AND RELATED PARTY ACTIVITY

Management Fees and Other Amounts Due to Manager

For managing the Fund, the Manager is entitled to a 25 basis point annualized fee, payable monthly, based on our total mortgage loan principal balance at each month-end, excluding loans in non-accrual status and

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 7 — MANAGEMENT FEES AND RELATED PARTY ACTIVITY  – (continued)

other non-performing assets. Management fees incurred for the nine months ended September 30, 2009 and 2008 totaled approximately $481 and $819, respectively. Management fees incurred for the three months ended September 30, 2009 and 2008 totaled approximately $62 and $300, respectively. As of September 30, 2009 and December 31, 2008, the Manager was owed $21 and $106, respectively, for unpaid management fees.

In addition, the Manager is entitled to 25% of any amounts recognized in excess of the our principal and note rate interest due in connection with loans held in whole or in part by us. During the nine months ended September 30, 2009 and 2008, the Manager earned no such fees in connection with this provision.

In connection with the recording of a valuation allowance on a loan for which the Manager previously received certain amounts in accordance with this provision, we recorded a receivable from the Manager totaling $2,410. The advance to the Manager bears interest at 10% per annum and all unpaid accrued interest and principal is due September 30, 2011. Interest earned on this receivable totaled $117 and $0 for the nine months ended September 30, 2009 and 2008, respectively, and $29 and $0 for the three months ended September 30, 2009 and 2008, respectively. The advance to the Manager and related accrued interest was partially repaid during the first quarter of 2009. At September 30, 2009 and December 31, 2008, outstanding principal and accrued interest under this arrangement totaled $1,338 and $2,471, respectively, which is included in advances to the Manager in the accompanying consolidated balance sheet.

Under the terms of the Operating Agreement, we are responsible for the payment of expenses or costs related to defaulted loans, foreclosure activities, or property acquired through foreclosure. For the nine months ended September 30, 2009 and 2008, the Fund incurred $579 and $503, respectively, in default related expenses. For the three months ended September 30, 2009 and 2008, we incurred $251 and $418, respectively, in default related expenses.

In connection with the modification of certain loans in 2008, the borrowers and the Manager agreed to defer the payment of related processing and administrative fees due to the Manager until the payoff of the respective loans. We recorded these processing and administrative fees which are included in Payables to Fund Manager on the accompanying consolidated balance sheet, which totaled $619 at December 31, 2008. These deferred fees bear interest, payable to the Manager, at the same rate of the related mortgage notes. During the quarter ended September 30, 2009, we foreclosed on one such loan and the deferred fees were reversed and netted against the basis in the related real estate asset. Additionally, in connection with various loan modifications, the Manager agreed to defer the collection of the related loan fees and collect such fees as needed. At September 30, 2009, processing and administrative fees included in Payables to Fund Manager on the accompanying consolidated balance sheet totaled $5,247 at September 30, 2009.

For loans originated on our behalf, the Manager receives all the revenue from loan origination and processing fees (points) and other related fees, which are paid by the borrower. See Note 1 for further discussion. For the nine months ended September 30, 2009 and 2008, the Manager earned origination, processing and other related fees of approximately $9,356 and $20,327, respectively, substantially all of which were earned on loans funded by us. For the three months ended September 30, 2009 and 2008, the Manager earned

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 7 — MANAGEMENT FEES AND RELATED PARTY ACTIVITY  – (continued)

origination, processing and other related fees of approximately $4,873 and $7,564, respectively. These amounts include fees earned from the expiration of refundable loan fees previously collected, which were refundable to the borrower in the event of loan payoff by a specified date.

Related Party Investments and Borrowings

At September 30, 2009, the Manager maintained a line of credit with a bank with a total borrowing capacity of $5,200. This line expired on October 1, 2009 and was extended to April 1, 2010 at a maximum capacity of $2,520. Accordingly, we no longer have access to additional liquidity under this line of credit. The line of credit bears interest rate at the Prime Rate plus 1.5% (4.75% at September 30, 2009). During the nine months ended September 30, 2009, the Manager drew $6,000 under this line to provide liquidity for us and repaid principal of $3,480 under this line commensurate with principal paydowns received from related borrowers, resulting in a balance at September 30, 2009 of $2,520. The line of credit is collateralized by specific loans held by us and underlying deeds of trust and a guarantee of the Manager’s Chief Executive Officer.

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Undisbursed loans-in-process and interest reserves reflected on the accompanying consolidated balance sheets generally represent the unfunded portion of construction loans pending completion of additional construction, and interest reserves for all or part of the loans’ terms. As of September 30, 2009 and December 31, 2008, respectively, undisbursed loans-in-process and interest reserves balances were as follows:

	December 31, 2008			September 30, 2009
	Loans Held to Maturity	Loans Held for Sale	Total	Loans Held to Maturity	Loans Held for Sale	Total
Undispersed Loans-in-process per Note Agreement	$66,035	$32,633	$98,668	$50,483	$2,672	$53,155
Less: amounts not to be funded	(39,461)	(13,767)	(53,228)	(46,408)	—	(46,408)
Undispersed Loans-in-process per Financial Statements	$26,574	$18,866	$45,440	$4,075	$2,672	$6,747

A breakdown of loans-in-process expected to be funded is presented below:

	12/31/08	9/30/09
Loans-in-Process Allocation:
Construction Commitments	$41,085	$1,280
Unfunded Interest Reserves	4,314	—
Deferred Loan Fees due to Manager	—	4,760
Reserve for Protective Advances	—	669
Taxes and Other	41	38
Total Loan-in-Process	$45,440	$6,747

While the contractual amount of unfunded loans in process and interest reserves total $53,155 at September 30, 2009, the Manager estimates that we will fund approximately $6,747. Of the $6,747 expected to

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 8 — COMMITMENTS AND CONTINGENCIES  – (continued)

be funded, $4,760 relates to deferred loan fees due to the Manager and $669 relates to reserves for protective advances not required under the terms of the loan agreement but that the Manager expects to fund to protect our interest in the asset. The difference of $46,408, which is not expected to be funded, relates to loans that are in default, loans that have been modified to lower the funding amount, and loans whose funding is contingent on various project milestones, many that have not been met to date and are not expected to be met given current economic conditions. Accordingly, these amounts are not reflected as funding obligations in the accompanying consolidated balance sheet. With available cash and cash equivalents of $2,463 at September 30, 2009, scheduled loan payoffs, the suspension of Member redemptions, the suspension of new loan request fundings, and other available sources of liquidity, including potential loan participations, loan sales or sales of real estate owned, we expect to meet our obligation to fund these undisbursed amounts in the normal course of business. See Note 1 for discussion of the Fund’s liquidity.

For certain borrowers, the terms of the loan documents required funded interest reserve accounts, which were deposited into a controlled disbursement account in the name of the borrower for the benefit of the Fund upon initial funding of the loan. These funds, totaling approximately $288 and $8,109 at September 30, 2009 and December 31, 2008, respectively, are not included in the accompanying balance sheets due to the fiduciary nature of such accounts.

The term of the Operating Agreement is for the life of the Fund. Only under specified circumstances and with the vote of a majority of Members can the Manager be terminated. In the event of any such permitted termination, if no replacement manager were to be selected in such an event, the Fund would dissolve.

The Manager and its affiliates are subject to oversight by various state and federal regulatory authorities, including, but not limited to, the Arizona Corporation Commission (“ACC”), the Arizona Department of Revenue, the Arizona Department of Financial Institutions (Banking), the United States Securities and Exchange Commission (“SEC”) and the Internal Revenue Service (“IRS”).

In December 2004, and pursuant to several supplemental requests thereafter, the ACC requested certain information pertaining to the operations of us and the Manager, and the Manager responded to the requests made by the ACC. Between 2005 to July 2009, the ACC did not have any contact with us or the Manager. In July 2009, the ACC requested from the Manager information concerning certain affiliates of the Manager. The Manager has provided testimony and documentation in response to this request, but is not informed of the specific nature or substance of the inquiry.

The Manager believes that the Manager and its affiliates have been, and currently are in, material compliance with laws and regulations that govern its operations and those of the Fund, and that the Manager and the Fund are and have been in material compliance with the Operating Agreement. However, there can be no assurance that the ACC or others will not assert otherwise, that the ACC will not seek to impose fines, limitations or prohibitions relating to the Manager’s or its affiliates’ business activities, or other remedies, any of which could harm our operations. Further, even if that is not the case, the Manager or its affiliates, including us, may incur significant legal and other defense costs in respect of this matter.

IMH SECURED LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(In thousands except unit data)

NOTE 8 — COMMITMENTS AND CONTINGENCIES  – (continued)

We are a party to litigation in the ordinary course of business in connection with certain of our portfolio loans that go into default or for other reasons. While various asserted and unasserted claims exist, the resolution of these matters cannot be predicted with certainty, and the Manager believes, based upon currently available information, that the final outcome of such matters will not have a material adverse effect, if any, on our results of operations or financial condition.

Following the suspension of certain of our activities, including the suspension of Member redemptions, certain Members have requested that their redemption requests be honored due to financial hardships or other reasons. In each instance, we have responded that we will not grant such requests at this time and we are treating all Members uniformally. While neither the Manager nor us has been served with any lawsuits from Members, certain Members have filed grievances with the SEC and possibly other regulatory agencies related to the Manager’s administration of the Fund.

Our income tax returns have not been examined by taxing authorities and all statutorily open years remain subject to examination.

INDEX TO INVESTORS MORTGAGE HOLDINGS INC.

CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements and Supplementary Data:
Independent Auditor’s Report	F-70
Consolidated Balance Sheets as of December 31, 2007 and 2008 and September 30, 2009 (unaudited)	F-71
Consolidated Statements of Earnings for the years ended December 31, 2006, 2007 and 2008 and the nine months Ended September 30, 2009 (unaudited) and 2008 (unaudited)	F-72
Consolidated Statements of Owners’ Equity for the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009 (unaudited)	F-73
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009 (unaudited) and 2008 (unaudited)	F-74
Notes to Consolidated Financial Statements	F-76

Independent Auditor’s Report

Board of Directors
Investors Mortgage Holdings Inc.
Scottsdale, Arizona

We have audited the accompanying consolidated balance sheets of Investors Mortgage Holdings Inc. (Company) as of December 31, 2008 and 2007, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Investors Mortgage Holdings Inc. as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in the Summary of Significant Accounting Policies to the consolidated financial statements, the Company’s predominate revenue source has suspended operations and due to the nature of the United States credit markets and economy, there is no foreseeable time frame when loan originations and funding will re-commence. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ CLIFTON GUNDERSON LLP

Phoenix, Arizona
April 30, 2009

INVESTORS MORTGAGE HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2008 and September 30, 2009

(In Thousands, except share data)

	December 31,		September 30, 2009
	2007	2008
			(unaudited)
ASSETS
Cash and cash equivalents	$221	$2,588	$89
Due from IMH Secured Loan Fund, LLC	316	780	7,332
Due from Strategic Wealth & Income Fund, LLC	—	—	696
Notes and interest receivable	3,073	303	—
Prepaid expenses	414	130	65
Real estate held for sale	173	65	65
Cash value of life insurance policies, net of policy loans	90	148	—
Other assets, net	988	551	201
Investment in Strategic Wealth & Income Fund, LLC	—	—	25
Property and equipment, net	991	2,693	2,177
TOTAL ASSETS	$6,266	$7,258	$10,650
LIABILITIES AND OWNERS’ EQUITY
Bank line of credit	$500	$—	$2,520
Broker dealer commissions	476	837	—
Accounts payable – trade	684	385	676
Accrued payroll, bonuses and related taxes	599	191	420
Note payable to IMH Secured Loan Fund, LLC	—	2,471	1,338
Deferred loan origination fees	338	1,360	—
Deferred compensation and other deferred items	70	227	126
Notes payable to stockholders	207	387	437
Senior notes payable to investors	—	—	101
Note payable to lessor	—	—	418
Total liabilities	2,874	5,858	6,036
COMMITMENTS AND CONTINGENCIES
OWNERS’ EQUITY
Common stock, no par value; 20,000,000 shares authorized, 10,000,000 issued and outstanding	261	261	261
Noncontrolling interest equity	—	—	50
Retained earnings:
Controlling interest	3,131	1,139	5,044
Noncontrolling interest	—	—	(741)
Total retained earnings	3,131	1,139	4,303
Total owners’ equity	3,392	1,400	4,614
TOTAL LIABILITIES AND OWNERS’ EQUITY	$6,266	$7,258	$10,650

The accompanying notes are an integral part of the consolidated financial statements.

INVESTORS MORTGAGE HOLDINGS INC.
CONSOLIDATED STATEMENTS OF EARNINGS
Years ended December 31, 2006, 2007 and 2008
and nine months ended September 30, 2008 and 2009

(In Thousands)

	Years ended December 31,			Nine months ended September 30,
	2006	2007	2008	2008	2009
				(unaudited)	(unaudited)
REVENUE
Loan origination, processing and other fees	$18,608	$28,595	$21,315	$20,328	$9,456
Management fees and gains:
IMH Secured Loan Fund, LLC	430	1,069	1,540	1,219	481
Strategic Wealth & Income Fund, LLC	—	—	—	—	137
Interest income	234	567	304	258	268
Total revenue	19,272	30,231	23,159	21,805	10,342
COSTS AND EXPENSES
Origination and related costs	6,370	9,318	6,854	6,172	1,148
Broker dealer commissions	2,220	6,145	5,389	4,941	—
Operating expenses	3,410	6,152	7,287	5,973	3,520
Depreciation and amortization expense	94	236	416	242	571
Software development charge	300	600	458	458	470
Other costs and expenses	—	200	2,197	1,215	955
Total costs and expenses	12,394	22,651	22,601	19,001	6,664
Operating income	6,878	7,580	558	2,804	3,678
Interest expense	151	423	344	239	382
NET EARNINGS	$6,727	$7,157	$214	$2,565	$3,296
NET EARNINGS (LOSS):
Controlling interest	$—	$—	$—	$—	$4,037
Noncontrolling interest	—	—	—	—	(741)
	$—	$—	$—	$—	$3,296

The accompanying notes are an integral part of the consolidated financial statements.

INVESTORS MORTGAGE HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OWNER’S EQUITY
Years ended December 31, 2006, 2007 and 2008 and nine months ended September 30, 2009

(In Thousands, except share data)

	Controlling interest				Noncontrolling interest Equity	Total
	Common Stock		Retained Earnings	Total
	Shares	Amount
BALANCES, December 31, 2005	10,000	$261	$706	$967	$—	$967
Distributions to stockhoders	—	—	(4,412)	(4,412)	—	(4,412)
Net earnings	—	—	6,727	6,727	—	6,727
BALANCES, December 31, 2006	10,000	261	3,021	3,282	—	3,282
Distributions to stockholders	—	—	(7,047)	(7,047)	—	(7,047)
Net earnings	—	—	7,157	7,157	—	7,157
BALANCES, December 31, 2007	10,000	261	3,131	3,392	—	3,392
Distributions to stockholders	—	—	(2,206)	(2,206)	—	(2,206)
Net earnings	—	—	214	214	—	214
BALANCES, December 31, 2008	10,000	261	1,139	1,400	—	1,400
Capital contributed to IMH Holdings LLC	—	—	—	—	50	50
Distributions to stockholders	—	—	(132)	(132)	—	(132)
Net earnings (loss)	—	—	4,037	4,037	(741)	3,296
BALANCES, September 30, 2009 (unaudited)	10,000	$261	$5,044	$5,305	$(691)	$4,614

The accompanying notes are an integral part of the consolidated financial statements.

INVESTORS MORTGAGE HOLDING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2007 and 2008
and nine months ended September 30, 2008 and 2009
(In Thousands)

	Years ended December 31,			Nine months ended September 30,
	2006	2007	2008	2008	2009
				(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$6,727	$7,157	$214	$2,565	$3,296
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation and amortization expense	94	236	416	242	571
Software development charge	300	600	458	458	470
Accretion of discount on note receivable	(58)	(77)	—	—	—
Bad debts	—	—	1,393	512	303
Write-off of leaseholds	—	—	200	175	—
Real estate impairment charge	—	—	108	—	—
Increase (decrease) in cash resulting from changes in:
Due from IMH Secured Loan Fund, LLC	(33)	(250)	(1,345)	1,880	(4,032)
Due from Strategic Wealth & Income Fund, LLC	—	—	—	—	(696)
Prepaid expenses	(158)	(256)	283	(48)	67
Other assets	(778)	(988)	(148)	(380)	73
Accounts payable – trade	1,242	(375)	(299)	7	291
Accounts payable – broker dealer commissions	—	475	361	(52)	(837)
Accrued payroll, bonuses and related taxes	144	(740)	(409)	177	229
Deferred loan origination fees	925	(587)	1,022	1,115	(1,360)
Deferred compensation and other deferred items	—	70	(43)	45	(101)
Payable on assumed obligations	(676)	—	—	—	—
Net cash provided by (used in) operating activities	7,729	5,265	2,211	6,696	(1,724)
CASH FLOWS FROM INVESTING ACTIVITIES
Issuance of promissory note to IMH Secured Loan Fund, LLC	—	—	—	—	(6,000)
Collection on promissory note to IMH Secured Loan Fund, LLC	—	—	—	—	3,480
Mortgage loans purchased from IMH Secured Loan Fund, LLC	(12,867)	(10,118)	—	—	—
Mortgage loans sold to IMH Secured Loan Fund, LLC	8,430	14,555	—	—	—
Issuance and purchase of note and interest receivable	(192)	(3,749)	(662)	(659)	—
Notes receivable collections	—	1,180	2,920	2,920	—
Investment in Strategic Wealth & Income Fund, LLC	—	—	—	—	(25)
Purchases of software and other capitalized costs	—	—	(265)	—	(225)
Purchases of property and equipment	(699)	(372)	(1,724)	(1,533)	(23)
Net cash provided by (used in) investing activities	(5,328)	1,496	269	728	(2,793)

The accompanying notes are an integral part of the consolidated financial statements.

INVESTORS MORTGAGE HOLDING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2007 and 2008
Nine months ended September 30, 2008 and 2009
(In Thousands)

	Years ended December 31,			Nine months ended September 30,
	2006	2007	2008	2008	2009
				(unaudited)	(unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Advances from revolving lines of credit with banks	$9,650	$3,153	$2,419	$2,419	$6,000
Repayments of revolving line of credit with banks	(6,316)	(5,988)	(2,919)	(1,919)	(3,480)
Issuance of note payable to IMH Secured Loan Fund, LLC	—	—	2,471	—	—
Issuance of note payable to lessor	—	—	—	—	(1,136)
Payments on note payable to lessor	—	—	—	—	450
Issuance of notes payable to stockholders	—	1,213	1,730	1,669	(32)
Payments on notes payable to stockholders	359	(1,365)	(1,550)	(1,550)	50
Premiums paid on life insurance policies, net	—	(90)	(1,866)	(1,844)	—
Proceeds from loans on life insurance policies	—	—	2,337	2,305	—
Repayment of loans on life insurance policies	—	—	(529)	(529)	—
Initial capitalization of IMH Holdings, LLC	—	—	—	—	50
Sale of life insurance policies	—	—	—	—	148
Issuance of Senior notes to investors	—	—	—	—	100
Distributions to stockholders	(4,412)	(7,047)	(2,206)	(1,717)	(132)
Net cash provided by (used in) financing activities	(719)	(10,124)	(113)	(1,217)	2,018
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,682	(3,363)	2,367	6,207	(2,499)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,902	3,584	221	221	2,588
CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,584	$221	$2,588	$6,428	$89
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$94	$408	$283	$239	$387
Acquisition of real estate held for resale through foreclosure of note receivable	$—	$180	$—	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 1 — DESCRIPTION OF BUSINESS

Investors Mortgage Holdings Inc. (IMH) was organized under the laws of the State of Arizona in June 1997, was a licensed Arizona mortgage broker and is now a licensed Arizona mortgage banker (License # BK-0901464). In 2003, IMH sponsored the creation of the IMH Secured Loan Fund, LLC (the Fund) and concurrently was engaged as the manager of the Fund. The Fund’s primary purpose has historically been to invest in short-term mortgage loans collateralized by real property located within the United States. IMH’s obligations and responsibilities as Fund manager are prescribed in the Fund’s Private Placement Memorandum (“PPM”) which governs all aspects of Fund operations and includes the Fund’s Operating Agreement with IMH. The Operating Agreement provides standards for, among other things, business operations and the allocation between the parties of income, expenses, gains, losses and distributions. IMH originates all loans on behalf of the Fund and receives substantially all of its income from the fees associated with this brokerage activity.

IMH and its wholly-owned subsidiary, IMH Mortgage Holdings California, Inc., are part of the IMH Group. The IMH Group has diverse experience in many facets of real estate services. Other members of the IMH Group include, among others, IMH Holdings, LLC, (Holdings) an Arizona limited liability company, and its wholly-owned subsidiaries, IMH Management Services, LLC, and SWI Management, LLC, all of which were organized as Arizona limited liability companies. IMH Management Services, LLC provides human resources and administrative services, including employees, to the various members of the IMH Group, and SWI Management, LLC is engaged in various real estate and real estate related activities, including the management of Strategic Wealth & Income Fund, LLC, (SWIF) an additional fund sponsored by Holdings, for which SWI Management, LLC receives fees.

Substantially all revenue earned by IMH arises from loans originated on behalf of the Fund. For loans originated, IMH receives certain revenues from loan origination activities and incurs various costs. IMH revenue includes all fees (points) charged in connection with the loan origination process including origination, processing, documentation and administrative fees. Included in origination and related costs in the accompanying consolidated statements of earnings are fees paid to mortgage loan brokers who receive a co-broker fee for referring borrowers to the Fund and points to commercial banks who purchase participations in Fund loans. IMH also pays fees to independent third-party broker/dealers who refer investors (Members) to the Fund. Further, IMH historically paid substantially all operating costs incurred on behalf of the Fund.

From time to time, IMH will participate in mortgage loans of the Fund. In addition, the Fund pays a management fee to IMH and IMH provides substantially all of the general and administrative functions necessary for the Fund’s operations.

Substantially all revenue earned by Holdings arises from its management of SWIF. Holdings receives fees for all capital and debt issued by SWIF, a fee for each investment made by SWIF and origination fees which vary by investment. In addition, SWIF pays a management fee to Holdings.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 1 — DESCRIPTION OF BUSINESS  – (continued)

As of September 30, 2009, the Company had cash and cash equivalents of $89, total liabilities of $6,036 and total equity of $4,614. During the nine months ended September 30, 2009, the Company’s total cash decreased by $2,499. Our business model relies largely on capital availability for the Fund’s borrowers to re-finance their short-term bridge loans and to redeploy those funds for the origination of new loans.

However, the erosion of the U.S. and global credit markets during 2008 and parts of 2009, including a significant and rapid deterioration of the mortgage lending and related real estate markets, has virtually eliminated traditional sources of conventional take-out financing. In addition, as allowed by the Operating Agreement, IMH as manager of the Fund, effective October 1, 2008, elected to suspend certain activities of the Fund, including the identification and funding of new loans subsequent to September 30, 2008 (although the Fund may finance new loans in connection with the sale of collateral under existing loans or the sale of real estate owned). The suspension of the Fund’s activities was precipitated by increased default and foreclosure rates on the Fund’s portfolio loans and a reduction in new member investment, compounded by a significant number of redemption requests submitted during the latter part of the third quarter of 2008, the payment of which we believe would have rendered the Fund without sufficient capital necessary to fund our outstanding lending commitments.

As substantially all Fund loans are originated by IMH, the Company’s predominate revenue source has been suspended. Further, due to the nature of the United States credit markets and economy, there is no foreseeable time frame when loan originations and funding will re-commence, if ever. Also, management fees paid to the Company by the Fund will continue, but as these fees are calculated as a percent of Fund earning assets, they are expected to decline as Fund loans pay off, move to default status or foreclosures occur. While the Company will continue to receive a portion of penalties, fees and other gains on loans as such amounts are collected, the timing and amount of such items cannot be determined with certainty. These factors raise substantial doubt about our ability to continue as a “going concern”.

To address this reduction in revenue, the Company has taken the following steps to address our current liquidity situation:

•	Implemented a comprehensive cost reduction program, including a reduction in staff. The reduction in staff affected nearly 60% of the Company’s employees while preserving more modest core functionality in the material operational areas. To date the Company has stabilized monthly operating costs at approximately $400 per month.
•	Ongoing collaboration with investment banking firms to identify and close financing and capital raise alternatives available to the Company.
•	Continued to explore mechanisms through which we can continue to participate in the capital markets, including, without limitation, the use of additional funding vehicles to capitalize on what we believe are numerous business opportunities arising from the disruptions in the capital and credit markets.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 1 — DESCRIPTION OF BUSINESS  – (continued)

•	Commenced operation of SWIF. SWIF is a closed-end real estate fund with a combined equity and senior debt targeted capital raise of $750 million.
•	Considered other initiatives to seek to mitigate the risk of the continued viability of the Company as an operating entity.

IMH historically paid substantially all operating costs incurred on behalf of the Fund. Additionally, effective October 1, 2008, IMH has discontinued paying certain direct expenses of the Fund including public reporting, income tax compliance and other costs. As a result, coupled with the cost-savings initiatives described below, we believe that our liquidity situation may improve in 2010, although there can be no assurance that this will be the case. While we believe that one or more of these initiatives may be successful, there can be no assurance that they will be.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustment that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 — PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of IMH and its wholly owned subsidiary and beginning January 1, 2009, the accounts of Holdings and its wholly owned subsidiaries, (collectively referred to as the “Company”). As Holdings and IMH are generally held by common ownership, and as IMH is the primary beneficiary of Holdings, Holdings is accounted for as a Variable Interest Entity (VIE) and the accompanying consolidated financial include the accounts of IMH and Holdings, beginning in 2009. All significant inter-company balances and transactions have been eliminated in consolidation.

The accounting framework applicable to a VIE defines a VIE as an entity that: (1) lacks sufficient equity investment at risk to permit the entity to finance it activities without additional subordinated financial support from other parties, (2) has equity owners that lack the right to make significant decisions affecting the entity’s operations, and/or (3) has equity owners that do not have an obligation to absorb or the right to receive the entity’s loss or returns. The applicable accounting standards requires the primary beneficiary of the VIE to consolidate the VIE if the primary beneficiary will absorb a majority of the expected losses of the VIE, receive a majority of the residual return of the VIE, or both.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

REVENUE RECOGNITION

Substantially all Company revenue is derived from its brokerage activity with the Fund and its management of the Fund and SWIF. Generally all brokerage activity is administered through independent title companies. The Company generally recognizes revenue on brokered loans upon execution of final loan documents which generally coincides with the close of escrow. Non-refundable commitment fees are recognized as revenue when received. As noted above, effective October 1, 2008, the Fund, among other things, suspended the funding on new loans (excluding financing of new loans in connection with the sale of collateral under existing loans or the sale of real estate owned).

Occasionally, IMH will originate mortgage loans in which, if by specified dates, principal reductions are made or certain milestones are reached, a portion of the origination fee is refundable. Origination fees associated with such future events are deferred and recorded as deferred loan origination fees. These deferred loan origination fees are refundable to the borrower if the specified event is satisfied or, if not satisfied, the fees are recorded as revenue in the period in which the specified time frame has lapsed.

Interest on mortgage loans is recognized as revenue when earned using the interest method based on a 365 day year. The Company does not recognize interest income on loans once they are deemed to be impaired or non-performing. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to ultimately collect all amounts due under the contractual terms of the loan agreement. Non-performing loans include all loans for which payment of interest is more than 90 days past due. Cash receipts are first allocated to interest income, except when such payments are specifically designated by the terms of the loan as principal reductions or payment of fees.

Holdings’ revenue is earned for services rendered in connection with its management of SWIF. Such revenues include asset management fees, organization fees, acquisition fees, and origination fees and are recorded as earned in accordance with the management agreement.

Type of Fee	Description of Fee
Asset Management Fee	1.75% of cost basis of SWIF assets divided by 12 months, payable monthly, reduced by 50% of Origination Fees earned
Organization Fee	0.5% of all Capital Contributions and Senior Notes issued
Acquisition Fee	2% of acquisition price of each investment, reduced by Origination Fees earned
Origination fee	Varies based on investment

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of money market funds held with banks and a national brokerage firm in the name of IMH. The Federal Deposit Insurance Corporation (FDIC) protects up to a maximum of $250 held by FDIC insured banks. In addition, the FDIC protects unlimited amounts held in non interest bearing transaction accounts held by FDIC insured banks. The Securities Investor Protection Corporation (SIPC) protects up to a maximum of $500 and the brokerage firm holds additional protection at their

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

expense for the remaining net balance in the accounts. IMH has maintained deposits with such institutions in excess of their respective insured limits. As of September 30, 2009, the Company had no deposits in excess of insured limits.

MORTGAGE LOANS

From time to time, IMH may originate mortgage loans for brokerages on behalf of entities other than the Fund or SWIF. Additionally, from time to time, IMH will purchase at par, mortgage loans from the Fund and pledge these loans on a line of credit with a community bank, if the line of credit proceeds are used to purchase such loans. Such mortgage loans are secured by first lien deeds of trust on the underlying real property. While held by IMH, IMH retains all revenue arising from the mortgage loans. These loans historically had maturities ranging from six to twenty four months. Generally, IMH does not intend to hold mortgage loans to maturity and, therefore, mortgage loans are classified as held for sale and are carried at the lower of cost or fair value.

A mortgage loan’s maturity date may be modified or extended in the normal course of business. Accordingly, repayment dates of the loan may vary from their currently scheduled date. Further, in certain instances where the Company deems it to be an advantage not to modify or extend a matured loan, the Company classifies and reports the loan as past due.

LOAN PURCHASES AND RESALES

In order to facilitate short-term cash needs of the Fund, the Fund occasionally participates or sells whole loans at par to IMH and to third-parties, though there is generally no intent to sell such loans at the time of origination. Under terms of the whole loan sale agreements, the purchasers assume all rights, privileges and obligations of ownership. The loans sold to IMH have historically been repurchased and the sold loans to third parties are periodically repurchased at their request. The loans sold to the Company are not legally isolated from the Fund in a bankruptcy-remote, separate legal entity and therefore these sales are recorded as secured borrowings by the Fund and IMH. For whole loans sold to third parties, assignment of the Fund’s interest in the promissory note, deeds of trust and guaranties are executed, servicing is transferred and the loan is removed from the books of the Fund at par with no gain or loss on sale recorded. Under the terms of these transactions, the Fund has no legal right or obligation to repurchase and the purchaser does not have a legal right to require repurchase.

From time to time, the Fund may require additional cash to fund the origination of loans. Accordingly, when such a need arises, IMH may purchase one of more loans from the Fund at par. To the extent that such loans are purchased by IMH utilizing proceeds from its lines of credit, the purchased loans are concurrently pledged by IMH to a commercial bank as collateral on a line of credit which generally has an advance rate of approximately 75% of the loans’ principal balances. When utilized, generally the proceeds from these borrowings and IMH working capital are then used to fund the purchase of the loan from the Fund. During the time held by IMH, IMH retains all interest earned and pays all interest due and other costs associated with the transaction.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

PROPERTY AND EQUIPMENT

Property and equipment are initially recorded at cost. Depreciation on furniture and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the lease terms or estimated useful lives of the assets.

REAL ESTATE HELD FOR SALE

Real estate held for sale is generally acquired through foreclosure on mortgage loans that have gone into default, and for which management has implemented a formal plan to dispose of the assets. Real estate held for sale is carried at fair value, less estimated selling costs, and is not depreciated. Reductions in the carrying value of real estate held for sale are recorded as an impairment charge in the consolidated statement of earnings.

INTERNALLY DEVELOPED SOFTWARE

IMH is developing a proprietary software application for use in its business and in the management of the Fund. Costs associated with this application are accounted for in accordance with the applicable accounting standards which require capitalization of certain costs including the development of internal use software. These costs include direct employee payroll and payroll related costs as well as external direct service and material costs. Certain costs such as planning, maintenance and training are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The respective carrying value of all financial instruments approximates their fair values at the reporting date. These financial instruments include cash and cash equivalents, amounts receivable from the Fund, notes receivable, short-term investment in mortgage loans, payables to vendors and related parties, and borrower advances. Fair values are based upon certain market assumptions and pertinent information available to management and are assumed to approximate carrying values because these instruments are short term in duration.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

DEFERRED COMPENSATION PLAN

The Company utilizes applicable accounting standards for all awards granted, modified, repurchased, or cancelled in connection with its stock appreciation rights plans, which were adopted in June 2007. The Company’s stock appreciation rights plans are classified as liability plans. The Company accounts for liability-based awards using the intrinsic value method and re-measures liabilities under the plans to intrinsic value at the end of each reporting period.

PRIVATE LENDER FEES

Periodically IMH facilitates transactions with private lenders where the private lender will purchase, at par, loans from the Fund. All costs and “points’ incurred in association with these brokerage activities are paid by IMH and recoded as an origination cost.

401(k) PLAN AND PROFIT SHARING PLAN

The Company had a profit sharing plan covering substantially all of its employees. This plan was terminated in 2007, and the Company adopted a 401(k) plan for all employees. Effective January 31, 2009, the 401(k) has been transferred to IMH Holdings Group.

INCOME TAXES

Effective July 1, 2004, the Company elected to change its reporting status for income tax purposes from a Sub Chapter “C” corporation to a Sub Chapter “S” corporation. As a Sub Chapter S corporation, earnings and losses from the Company are passed through to the stockholders who are responsible for any income taxes associated with those results. Therefore, no provision for federal or state corporate income taxes has been provided in the accompanying consolidated financial statements.

Holdings is a limited liability company for income taxes purposes. As a limited liability company, earnings and losses from the Company are passed through to the stockholders who are responsible for any income taxes associated with those results. Therefore, no provision for federal or state corporate income taxes has been provided in the accompanying consolidated financial statements.

RECLASSIFICATIONS

Certain reclassifications have been made to the 2008, 2007 and 2006 consolidated financial statements to conform to the 2009 consolidated financial statement presentation. Total assets, liabilities and net earnings are unchanged as a result of these reclassifications.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (“FASB”) issued accounting guidance which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing and measuring uncertain tax positions for financial statement purposes. The guidance also requires expanded disclosure with respect to the uncertainty in income tax assets and liabilities. The guidance is effective for fiscal years beginning after December 15, 2006, and is required to be recognized as

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

a change in accounting principle through cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. However, the FASB deferred the guidance for two years to fiscal years beginning after December 15, 2008. The Company and its variable interest entity are an S Corporation and a limited liability company, respectively, for tax purposes. We expect these tax positions to be upheld upon audit and do not expect adoption of this guidance to have a material impact on the Company’s results of earnings or financial condition.

In April 2008, the FASB issued new requirements that amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The objective of these new requirements is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. The new requirements apply to all intangible assets, whether acquired in a business combination or otherwise, and shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. We do not expect adoption of these new requirements to have a material impact on the Company’s results of earnings or financial condition.

In April 2009, the FASB issued new accounting guidance relating to the impairment of debt securities. The standards change existing guidance for determining whether impairment of debt securities is other than temporary. This requires other-than-temporary impairment to be separated into the amount representing the decrease in cash flows expected to be collected from a security (referred to as credit losses), which is recognized in earnings, and the amount related to other factors, which is recognized in other comprehensive income. The non-credit loss component of the impairment can only be classified in other comprehensive income if the holder of the security concludes (1) that it does not intend to sell the security and (2) that it is more likely than not that it will not be required to sell the security before the security recovers its value. If these two conditions are not met, the non-credit loss component of the impairment must also be recognized in earnings. Upon adoption of the accounting standards, the entity is required to record a cumulative-effect adjustment, as of the beginning of the period of adoption, to reclassify the non-credit loss component of previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. This guidance is effective for interim and annual reporting periods after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. These accounting standards do not have a material effect on our financial position or results of operations.

In April 2009, the FASB issued new accounting guidance regarding the fair value for assets and liabilities. The standards while emphasizing that the objective of fair value measurement described in current accounting standards, remains unchanged, provides additional guidance for determining whether market activity for a financial asset or liability has significantly decreased, as well as for identifying circumstances that indicate that transactions are not orderly. The accounting standards reiterate that if a market is determined to be inactive and the related market price is deemed to be reflective of a “distressed sale” price, then management judgment may be required to estimate fair value. The accounting standards identify factors to

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

be considered when determining whether or not a market is inactive. This guidance is effective for interim and annual reporting periods after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. These accounting standards do not have a material effect on our financial position or results of operations.

In April 2009, the FASB issued new accounting guidance that requires disclosures about fair values of financial instruments in all interim financial statements. Once adopted, the disclosures required by the new guidance are to be provided prospectively. This guidance is effective for interim and annual reporting periods after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a material impact on our financial statements.

In May 2009, the FASB issued new accounting guidance that established the period after the balance sheet date and the circumstances in which we should evaluate events or transactions for potential recognition or disclosure in financial statements. The new guidance is effective for periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on our financial statements.

In June 2009, the FASB issued new accounting guidance that will require the FASB Accounting Standards Codification (“ASC”) to become the source of authoritative U.S. accounting and reporting standards for nongovernmental entities in addition to the guidance issued by the SEC. FASB ASC significantly changes the way financial statement preparers, auditors, and academics perform accounting research. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this guidance did not have a material impact on our financial statements.

In June 2009, the FASB issued new accounting guidance, the objective of which is to improve financial reporting by enterprises involved with variable interest entities. This new guidance is effective for annual reporting periods that begin after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Early application is not permitted. We expect to adopt this statement during our fiscal year-end 2010. The adoption of this statement is not expected to have a material impact on our financial position or results of earnings.

SUBSEQUENT EVENTS

Management evaluated subsequent events through December 30, 2009, the date these consolidated financial statements were filed with the SEC.

NOTE 4 — RELATED PARTY ACTIVITY AND LINE OF CREDIT

In 2003, concurrent with the launch of the Fund, IMH entered into consulting and resource fee agreements with various related and unrelated parties. These agreements required that the individuals assist management in various aspects of initial and ongoing Fund and IMH operations. In exchange for these services, each party is entitled to a contingent fee based on a percent of the cash profits generated by IMH

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 4 — RELATED PARTY ACTIVITY AND LINE OF CREDIT  – (continued)

from Fund related transactions. These agreements remain active until such time as Fund operations terminate. IMH incurred expenses under these agreements totaling $0 and $139 for the nine months ended September 30, 2009 and 2008, respectively and $139, $535, $734 for the years ended December 31, 2008, 2007 and 2006, respectively.

Promissory note

The Fund purchased a certain mortgage investment at a discount for which the discount was being accreted into interest income over the estimated remaining life of the loan, in accordance with applicable accounting standards. After revising its estimate of the timing and amount of the collectability of the receivable, the Fund recorded a note receivable from IMH for the portion of the accretion distributed to the Manager during the year ended December 31, 2008, or $2,471. The note bears interest at 10% per annum, is unsecured and matures on September 31, 2011. In March 2009, the Company paid the Fund $1,250 as partial payment of the principal and interest on this note. As of September 30, 2009 and December 31, 2008, the promissory note payable to the Fund was $1,335 and $2,471, respectively.

Interest expense related to this note was $115 and $0 for the nine months ended September 30, 2009 and 2008, respectively and $60 for the year ended December 31, 2008.

Management and Other Fees

In accordance with the terms of the Operating Agreement with the Fund, IMH is entitled to an annual fee, payable monthly, for managing the Fund equal to .25% of the monthly Fund earning assets. IMH earned management fees of $481and $819 for the nine months ended September 30, 2009 and 2008, respectively and $1,140, $968 and $430 for the years ended December 31, 2008, 2007 and 2006, respectively. Amounts due from the Fund related to management fees totaled $21 at September 30, 2009 and $105 and $90 at December 31, 2008 and 2007, respectively.

In addition, IMH is entitled to 25% of late fees or penalties for a defaulted loan or any net proceeds from the sale of a foreclosed asset after payment to the Fund of its principal and interest due in connection with the loan associated with the foreclosed asset. For the nine months ended September 30, 2009 and 2008, IMH received fees totaling $0 and $401, respectively, and for the years ended December 31, 2008, 2007 and 2006, IMH received fees totaling $401, $101 and $0 respectively, under the terms of this provision which is included in Fees and gains — IMH Secured Loan Fund, LLC in the accompanying consolidated statements of earnings.

In September, 2007, the Company advanced $225 to the Fund for the assignment of an insurance settlement. The amount was repaid in January 2008.

IMH has expended various amounts on behalf of the Fund for the support of the asset management department which works almost exclusively on defaulted and foreclosed loans and related assets.

Additionally, IMH paid certain professional fees on behalf of the Fund. The Company recorded an account receivable of $674 as of December 31, 2008 from the Fund for the reimbursement of these expenditures. These amounts were paid by the Fund in March 2009.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 4 — RELATED PARTY ACTIVITY AND LINE OF CREDIT  – (continued)

Beginning in the fourth quarter of 2008, Holdings paid certain organizational costs of SWIF. Accordingly, Holdings has recorded a receivable from SWIF of $696 as of September 30, 2009, which is shown as due from Strategic Wealth & Income Fund LLC on the accompanying consolidated balance sheet. The amount will be reimbursed to Holdings as proceeds from SWIF are received.

As part of the organization of Holdings, the Company paid on Holdings behalf $166 as of December 31, 2008, which is included in other assets on the accompanying consolidated balance sheet. The amount will be reimbursed to the Company as proceeds from the new fund offering are received.

At September 30, 2009, we have a promissory note and loans fees due from the Fund. In addition, we owe the Fund amounts under a promissory note describe above. The Company believes the net amount is fully collectable from the Fund.

A summary of related party activity for the periods reported follows:

	December 31,		September 30, 2009
	2007	2008
Balance sheets:
Due from IMH Secured Loan Fund, LLC:
Promissory note 5% plus prime due	$—	$—	$2,555
Loan fees	—	—	4,752
Management fee and other items	316	780	25
Total due from IMH Secured Loan Fund, LLC	$316	$780	$7,332
Due to IMH Secured Loan Fund, LLC:
Promissory note, 10% due September 30, 2011	$—	$2,471	$1,338
Due from Strategic Wealth & Income Fund, LLC
Advance for organization costs	$—	$—	$696

Statement of earnings:	Years ended December 31,			Nine months ended September 30,
Statement of earnings – Fees and gains:	2006	2007	2008	2008	2009
IMH Secured Loan Fund, LLC
Management fees	$430	$968	$1,139	$818	$481
Default interest and penalties	—	101	401	401	—
Strategic Wealth & Income Fund, LLC
Management fees	—	—	—	—	137
Total management fees and gains	$430	$1,069	$1,540	$1,219	$618

Loan Purchases and Resales

During the year ended December 31, 2007, the Company purchased and resold loans to the Fund totaling $10,118. The Company did not purchase or resell any loans to the Fund during the years ended December 31, 2006 or 2008 or during the nine months ended September 30, 2009.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 4 — RELATED PARTY ACTIVITY AND LINE OF CREDIT  – (continued)

Line of Credit

IMH maintains a line of credit with a bank, which has a borrowing capacity of $5,171 at September 30, 2009 which expired on September 30, 2009. The line of credit was extended on October 1, 2009 to April 1, 2010 for $2,520. The line of credit has an interest rate of prime plus 1.5% (4.75% as of September 30, 2009). Interest paid on the line of credit was $132 and $169 for the nine months ended September 30, 2009 and 2008, respectively and $184, $174 and $91 for the years ended December 31, 2008, 2007 and 2006, respectively. As of September 30, 2009, the Company had utilized $2,520 under the line of credit. In April, 2009, the Company borrowed $6,000 under the line of credit, which was simultaneously advanced to the Fund under a promissory note due October 5, 2009, with interest at prime plus 5%. The note was extended to April 1, 2010. The note is secured by the collateral under certain loan owned by the Fund. As of September 30, 2009, the Fund owes the Company $2,520 which is recorded on the accompanying consolidated balance sheet.

The Company utilized this line of credit during 2007 with $500 being borrowed as of December 31, 2007.

The line of credit is personally guaranteed of the Chief Executive Officer/major stockholder.

In conjunction with the line of credit, the Company pays commitment and usage fees to its major stockholder for his personal guarantee. The Company paid commitment and usage fees to the major stockholder amounting to $43 and $37 for the nine months ended September 30, 2009 and 2008, respectively, and $41, $129 and $66 for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 5 — BROKER DEALER COMMISSIONS

Since inception of the Fund, member units of the Fund were offered through the Company and its executive officers, none of whom receive any direct compensation or remuneration for such sales, and through a network of licensed broker-dealers and their respective registered representatives. Any sales commissions or other forms of remuneration paid to broker-dealers or their respective registered representatives in connection with the sale of units were paid by the Company. Generally, broker-dealer selling agreements provide for a 2% selling commission and a 25 basis point trailing commission, which is an annual commission paid on the balance of units sold by a broker-dealer or its registered representatives that are outstanding at each anniversary of the initial issuance of the units. Such costs were expensed as period costs in the Manager’s statement of operations.

For the nine months ended September 30, 2009 and 2008, the Company’s brokerage commission expense was $0 and $4,941, respectively, and for the years ended December 31, 2008, 2007 and 2006, the Company’s brokerage commission expense was $5,389 $6,145 and $2,220, respectively. At September 30, 2009 and December 31, 2008 and 2007, respectively, the Company had $0, $837and $476 in accounts payable — broker dealer commissions recorded on the consolidated balance sheets.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 5 — BROKER DEALER COMMISSIONS  – (continued)

Although new member investments in the Fund have been suspended, the trail commission payable to brokers for Fund member capital that remains in the Fund was to continue until the Fund was terminated. Effective August 1, 2009, the agreement with broker dealers was amended such that the broker dealers agreed to forgo the “trail” commission and will receive in its place 50% of the amount due to IMH for IMH’s 25% of late fees, penalties and any net process from the sale of a foreclosed asset, after payment to the Fund of its principal and interest due in connection with the loan associated with the foreclosed asset. Management has concluded that future liability for these payments is remote.

NOTE 6 — NOTES AND INTEREST RECEIVABLE

In October 2008, IMH made a $300 loan to a third party, secured by Deeds of Trust on various parcels of real estate. The note bears interest at 12% and matured on September 19, 2009. For the nine months ended September 30, 2009 and 2008, the Company earned interest of $27 and $2, respectively and for the year ended December 31, 2008, the Company earned interest of $10 under this note. In the opinion of management, it is unlikely that this loan will be collected and the amount was charged off during the nine months ended September 39, 2009.

Prior to 2007, certain property that the Company obtained through foreclosure was sold to a third party. The sale required no cash investment by the buyer. The Fund made a loan to the buyer which was secured by a first position deed of trust. This loan was amended in October 2007, and the buyer paid the Company a 2.5% fee and entered into a note for $482 which matured on January 31, 2008 and was secured by a second deed of trust. The note bore per annum interest at prime plus 4.5% but not less that 12.25% per annum. Interest income on this note was $15 and $77 for the years ended December 31, 2008 and 2007, respectively. In the opinion of management, it is unlikely that this loan will be collected and the loan principal plus accrued interest was charged off during the year ended December 31, 2008. The total bad debt charge of $512 is included in other costs and expenses in the accompanying consolidated statement of earnings for the year ended December 31, 2008.

In September 2007, in conjunction with a loan from the Fund to a third party, the Company received a $2,500 promissory note for related loan origination, processing and other fees. The note matured September 27, 2008. The note bore per annum interest at 12% with interest accruing and compounding monthly and was due and payable at maturity. The note was secured by deeds of trust, assignments of rents, security agreements and fixture filings. Interest income on this note was $78 and $76 for the years ended December 31, 2008 and 2007, respectively. The entire amount of the loan plus accrued interest was collected on December 31, 2008.

During 2008, in conjunction with various loans from the Fund to third parties, the Company recorded deferred loan modification and other fees of $881 that were payable upon payoff of the related loans. In the opinion of management, these fees were not collectible and the total amount of the fees was charged off during the year ended December 31, 2008. The total charge of $881 is included in bad debts in the accompanying consolidated statement of earnings for the year ended December 31, 2008.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 7 — REAL ESTATE HELD FOR SALE

In January 2007, the Company foreclosed on the real property collateral securing a mortgage note. The property is currently listed for sale. Based upon an appraised value of $65 as of December 31, 2008, an impairment charge of $108 was recorded for the year ended December 31, 2008, and is included in other costs and expenses on the accompanying consolidated statement of earnings.

NOTE 8 — CASH SURRENDER VALUE OF LIFE INSURANCE, LIFE INSURANCE POLICY LOANS, INSURANCE COVERAGE AND LIFE INSURANCE

The Company is the beneficiary of corporate-owned life insurance (COLI) policies on its stockholders with net cash surrender values of $0, $148 and $90 at September 30, 2009 and December 31, 2008 and 2007, respectively.

The policies were acquired to partially fund the buyout of stockholder stock in the event of death, and were structured to provide cash flow (primarily tax-free) over an extended number of years. Under provisions currently set forth by the Company’s Board of Directors, upon death of either stockholder the insurance proceeds will be available to the Company to fund the purchase of the deceased stockholder’s stock and provide working capital.

A summary of life insurance related activity follows:

	December 31,		September 30, 2009
	2007	2008
Components of net cash value
Total cash surrender value	$90	$1,956	$—
Less policy loans and interest	—	(1,808)	—
Net cash surrender value of life insurance policies	$90	$148	$—
Life insurance – activity summary for period:
Balance at the beginning of period	$—	$90	$148
Premiums paid	105	2,056	—
Life insurance expense, net	(15)	(190)	(82)
Life insurance policies sold	—	—	(66)
Loans on life insurance policies	—	(2,337)	—
Repayments on life insurance loans	—	529	—
Change in net cash value of life insurance	90	58	(148)
Balance at the end of the period	$90	$148	$—
Insurance benefits in force	$43,318	$46,027	$—

In June 2009, the Company sold the policies for $66, the amount of the cash surrender value at that date.

At the time of purchase, these policies were expected to be distributed to the stockholders and, accordingly, the total premiums during 2007 of $500 were charged as owner distributions in 2007. In 2008, the Board of Directors determined that such policies would not be distributed. Insurance expense totaled $82 and $175 for the nine months ended September 30, 2009 and 2008, respectively, and $190 and $15 for the years ended December 31, 2008 and 2007, respectively.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 8 — CASH SURRENDER VALUE OF LIFE INSURANCE, LIFE INSURANCE POLICY LOANS, INSURANCE COVERAGE AND LIFE INSURANCE  – (continued)

In addition to the life insurance policies described above, the Company has various other insurance policies on other selected members of the Company’s management, including an additional $10,000 on the life of the stockholders. These policies are for various amounts, are term life and disability insurance and are for the benefit of the Company. Expenses related to these policies totaled $66 and $25 for the nine months ended September 30, 2009 and 2008, respectively, and $28, $18 and $0 for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 9 — OTHER ASSETS

A summary of other assets follows:

	December 31,		September 30, 2009
	2007	2008
Total software development expenditures	$1,846	$2,387	$2,613
Development costs put into service	—	(670)	(1,174)
Taken out of service and written off, net	—	—	470
Charged to earnings since inception	(900)	(1,358)	(1,828)
Net carrying value of software development	946	359	81
Other assets	43	192	120
Total other assets	$989	$551	$201

The Company has undertaken various comprehensive information technology initiatives with respect to its accounting, loan management, and member management software applications over the last several years. The Company periodically evaluates the status and assesses the suitability of each proposed software application, which has resulted in changes in the selection of such systems. In connection with this periodic assessment, management recorded charges to earnings totaling $1,828 in the three years and nine months ended September 30, 2009, to write down such software development costs to its fair value. The Company’s net carrying value of these software development costs at September 30, 2009, December 31, 2008 and 2007, was $81, $359 and $946, respectively, and is included in other assets in the accompanying consolidated balance sheets. As of September 30, 2009, $711 of software costs had been placed in service and are being depreciated over their respective useful lives. During 2009, $470 of previously capitalized software was written off. Once the remaining costs are placed in service, these costs will be transferred to property and equipment, and depreciation of the costs will commence. The Company expects such systems to be placed in service in 2010.

NOTE 10 — VARIABLE INTEREST ENTITY (VIE)

As of September 30, 2009, IMH has advanced Holdings $1,293 for working capital. This amount is evidenced by an unsecured promissory note bearing per annum interest at 10%. These amounts have been eliminated in the consolidation.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 10 — VARIABLE INTEREST ENTITY (VIE)  – (continued)

The following summarizes the Company’s total consolidated VIE assets and liabilities, by classification on the consolidated balance sheet as of September 30, 2009:

ASSETS
Cash and cash equivalents	$46
Due from IMH Secured Loan Fund, LLC	5
Due from Strategic Wealth & Income Fund, LLC	696
Prepaid expenses	8
Other assets, net	88
Investment in Strategic Wealth & Income Fund, LLC	25
TOTAL ASSETS	$868
LIABILITIES
Accounts payable – trade	$151
Accrued payroll, bonuses and related taxes	14
Senior note payable to investors	101
TOTAL LIABILITIES	$266

NOTE 11 — PROPERTY AND EQUIPMENT

A summary of property and equipment follows:

	December 31,		September 30, 2009
	2007	2008
Furniture	$557	$1,132	$1,133
Leasehold improvements	285	918	932
Computer and communication equipment	296	428	436
Automobile	32	32	32
Office equipment	61	136	136
Internet software	—	106	106
Loan management software	—	564	—
Fund member software	—	—	500
Other software	99	132	134
Wall art	27	28	28
Total	1,357	3,476	3,437
Less accumulated depreciation and amortization	(366)	(783)	(1,260)
Property and equipment, net of accumulated depreciation and amortization	$991	$2,693	$2,177

In September 2009, the Company wrote off $564 of previously capitalized software as the software was deemed no longer usable by the Company. Depreciation has been taken on the software of $75 and $19 during the nine months ended September 30, 2009 and the year ended December 31, 2008, respectively. The net book value of the software written off, $470 was charged to operations and is included in other costs and expenses in the consolidated statement of earnings.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 12 — LEASE COMMITMENTS

Effective July 1, 2008, the Company contracted to sublease 85,075 square feet of additional office space in Scottsdale, Arizona. The lease term is from July 1, 2008 until May 31, 2017. Effective April 30, 2009, the sublease agreement was amended to reduce the leased square footage from 85,075 square feet to 28,238 square feet. The lease payments include the use of all of the tenant improvements and various computer related equipment. The Company commenced occupancy of this space in September 2008. Rent expense was $570 and $64 for the nine months ended September 30, 2009 and 2008, respectively, and $257 for the year ended December 31, 2008 and is included in operating expenses in the accompanying consolidated statement of earnings. All rental obligations for the reduced square footage have been paid as of April 30, 2009. As of September 30, 2009, the Company owes the lessor $152 of rent under this lease. This amount is included in accounts payable — trade in the accompanying consolidated balance sheet.

In connection with the amendment of the sublease, the Company agreed to pay a fee of $650, with $200 being paid upon execution and $450 being paid on a monthly basis over 48 months, commencing June 1, 2009, with interest at 8%. The $450 obligation has been personally guaranteed by the major stockholder/CEO of the Company. As of September 30, 2009, the remaining obligation on the commitment is $418. Interest of $12 for the nine months ended September 30, 2009, is included in interest expense on the accompanying consolidated statement of operations. The total fee of $650 is included in other costs and expenses in the accompanying consolidated statement of earnings for the nine months ended September 30, 2009.

Future minimum lease payments under the amended sublease agreement are as follows:

Years ended	Amount
2009 3 months	$184
2010	734
2011	734
2012	734
2013	741
Thereafter	2,637
Total	$5,764

In addition, the Company has other non-cancelable operating leases, the most significant of which is for its previous office space which expires in 2010 with no option to renew. Rent expense under these leases totaled $166 and $263 for the nine months ended September 30, 2009 and 2008, respectively, and $412, $275 and $189 for the years ended December 31, 2008, 2007, and 2006, respectively. Total future lease obligations under these leases are $342.

In October 2008, the Company entered into an agreement to sublease a portion of its previous office space through 2010. The sublease will generate approximately $158 of sublease income over the remaining term of the sublease.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 12 — LEASE COMMITMENTS  – (continued)

Effective September 15, 2008, the Company moved into new headquarters. As noted above, existing space relating to a portion of previous leased premised has been sublet. Since the space has been vacated, IMH took a charge to earnings for the net present value of the net future lease commitments totaling $200. The total amount of the charge is included in other costs and expenses in the accompanying consolidated financial statements for the year ended December 31, 2008.

NOTE 13 — STOCK APPRECIATION RIGHTS PLANS

In June 2007, the Board of Directors approved two programs to grant up to 2,000,000 stock appreciation rights units (units) to certain key employees (Key Employee Plan) and management (Executive Management Plan) (collectively, the SARs’ Plans). Full vesting in the Key Employee Plan occurred on December 31, 2008, while shares in the Executive Management Plan vest 20% at December 31, 2008, and 20% on each successive December 31, until fully vested on December 31, 2011. The SARs’ Plans permit the Company to issue SARs’ to settle in cash based upon the achievement of certain performance targets or upon a change in control in either cash or the same form of consideration as the Company’s stockholders. All grants of stock appreciation rights under the SARs’ Plans must be approved by the Board of Directors.

Following is a summary of units issued under the SAR’s plans from inception through September 30, 2009:

	Key Employee	Executive Management
Number of SAR’s Units:
Balances, December 31, 2006	—	—
Granted during the period	146,704	65,556
Exercised during the period	—	—
Forfeited during the period	44,104	4,444
Balances, December 31, 2007	102,600	61,112
Granted during the period	—	—
Exercised during the period	—	—
Forfeited during the period	—	11,111
Balances, December 31, 2008	102,600	50,001
Granted during the period	—	—
Exercised during the period	—	—
Forfeited during the period	—	—
Balances, September 30, 2009	102,600	50,001

The total cost of each stock appreciation right is measured at the date of grant using a formula as described in the SAR’s plan documents. The intrinsic value of all units issued was deemed to be approximately $45. The Company had recognized $45 in equity-based compensation expense under the SARs’ Plans during the year ended December 31, 2007.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 13 — STOCK APPRECIATION RIGHTS PLANS  – (continued)

However, the Company has experienced minimal profits in 2008 and 2009 and any future profits are uncertain. Accordingly, the units are deemed to have no value as of September 30, 2009 and the equity-based compensation of $45 expensed in 2007 was reversed during the year ended December 31 2008, and the Company has $0 liability under the SAR’s agreement at September 30, 2009.

NOTE 14 — NOTES PAYABLE TO STOCKHOLDERS

At September 30, 2009, December 31, 2008 and 2007, the note outstanding to stockholders totaled $437, $387 and $207, respectively. Interest expense totaled $27, $9 for the nine months ended September 30, 2009 and 2008, respectively, and $22, $44 and $3 for the years ended December 31, 2008, 2007 and 2006, respectively. The notes mature on December 31, 2009 and bear interest at 10% per annum.

In October, 2009, the note was paid off and a stockholder invested $420 in Holdings.

NOTE 15 — OTHER COSTS AND EXPENSES

A summary of other costs and expenses follows:

	Years ended December 31,			September 30,
	2006	2007	2008	2008	2009
Sublease buy out fee	$—	$—	$—	$—	$650
Sublease charges	—	—	200	230	—
Dispute settlement	—	—	496	473	—
Bad debts	—	200	1,393	512	—
Other	—	—	108	—	305
Total other costs and expenses	$—	$200	$2,197	$1,215	$955

In July 2008, the Company entered into a settlement agreement with a consultant that provided services under its consulting and resource fee agreements as discussed in NOTE 4 above. In exchange for a payment of $496 the Consultant released the Company of all claims, known or unknown, arising from all transactions regarding the consulting and resource fee agreement. The settlement is included in other costs and expenses on the accompanying consolidated statement of earnings for the year ended December 31, 2008.

NOTE 16 — MARKETING AND ADVERTISING EXPENSE

Marketing and advertising expense totaled $8 and $736 for the nine months ended September 30, 2009 and 2008, respectively, and $832, $394 and $132 for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 17 — PROFIT SHARING AND 401(k) PLAN

In 2005, the Company established a profit sharing plan which was terminated in April 2007 and replaced with an employee 401(k) benefit plan.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 17 — PROFIT SHARING AND 401(k) PLAN  – (continued)

The 401(k) covers all employees and the Company matches pre-tax employee contributions up to 80% of 5% of salary during each pay period. Matching contributions are 100% vested for 2007 under “safe harbor” rules established by the Internal Revenue Service. Company matching contribution expense for the nine months ended September 30, 2009 and 2008 were $4 and $64, respectively, and for the year ended December 31, 2008, 2007, and 2006, were $127, $54 and $120, respectively.

Effective January 31, 2009, the 401(k) plan has been transferred to IMH Holdings Group.

NOTE 18 — COMMON STOCK

As of December 31, 2006, the Company had authorized 1,000,000 shares of common stock with 400 shares issued and outstanding. On January 16, 2007, the Company executed restated articles of incorporation for the Company in which the total authorized shares of common stock was increased from 1,000,000 to 20,000,000. In June 2007, the board of directors approved a 25,000 to one stock split for stockholders of record as of September 30, 2007. With the 400 shares issued and outstanding prior to that date, the number of shares issued and outstanding was increased to 10,000,000 shares. All share amounts have been retroactively adjusted as if this stock split had occurred on January 1, 2006. The outstanding shares are owned 75% by the Chief Executive Officer and 25% by the President. The Chief Executive Officer and President committed on September 1, 2009 to transfer 5% of their ownership in the Manager to the Chief Financial Officer of the Manager and 5% of their ownership in the Manager to two senior employees of a subsidiary of Holdings, subject in each case to regulatory approvals. Also on September 1, 2009, the Chief Executive Officer, President and Chief Financial Officer of the Manager awarded membership interests of Holdings to two other senior employees of a subsidiary of Holdings. Management ascribed a de minimis fair value to Holdings and accordingly, no compensation expense was recorded in connection with the issuance of these membership interests. As a result of this award, at September 30, 2009 the outstanding membership interests of Holdings were owned 67.5% by the Chief Executive Officer, 22.5% by the President, 5% by the Chief Financial Officer and 5% by the two other senior employees of a subsidiary of Holdings. On October 2, 2009 the President purchased additional Member units in Holdings to bring his ownership level to that equal to the Chief Executive Officer; each now having a 45% ownership of Holdings. Ownership interests of the remaining three Members did not change.

NOTE 19 — ECONOMIC DEPENDENCE

For the nine months ended September 30, 2009 and 2008, IMH had fee income from borrowers that represented 84% and 35%, respectively, of total revenue. For the year ended December 31, 2008, 2007 and 2006, the Company had fee income from two distinct borrowing entities (with common ownership) that represented 32%. For the year ended December 31, 2007, the Company had fee income from two borrowers that each represented 11% of total revenue. Due to the nature of the mortgage business, management does not deem these fees to represent economic dependence.

As discussed in the summary of significant accounting policies, substantially all revenue earned by the Company arises from loans originated on behalf of the Fund.

INVESTORS MORTGAGE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008 and September 30, 2008 (unaudited)
and September 30, 2009 (unaudited)

(Dollar Amounts in Thousands, except share data)

NOTE 20 — COMMITMENTS AND CONTINGENCIES

The Operating Agreement between IMH and the Fund is for the Fund’s life. Only under specified circumstances and with the vote of a majority of Fund members can IMH be replaced as manager.

Under the Operating Agreement, IMH is responsible for substantially all Fund operating expenses but not specified direct expenses as defined therein. Prior to October 2008, IMH voluntarily paid certain of these direct expenses. As of October 1, 2008, IMH discontinued paying certain direct expenses including public reporting and income tax compliance costs.

The Company and its affiliates are subject to oversight by various state and federal regulatory authorities, including, but not limited to, the Arizona Corporation Commission (“ACC”), the Arizona Department of Revenue, the Arizona Department of Financial Institutions (Banking), the United States Securities and Exchange Commission (“SEC”) and the Internal Revenue Service (“IRS”).

In December 2004, and via several supplemental requests thereafter, the ACC requested certain information pertaining to the Company and the Fund. The Company responded to the requests made by the ACC. Between 2005 to July 2009, the ACC did not have any contact with the Company or the Fund. In July 2009, the ACC requested information concerning certain affiliates of the Company. The Company provided testimony and documentation in response to this request, and, in December 2009, the Company was informed by the ACC that the investigation was closed and no further inquiry is anticipated. The Company was never informed of, or able to ascertain, the specific nature or substance of the inquiry.

The Company believes that the Company and its affiliates have been, and currently are in, material compliance with laws and regulations that govern its operations and those of the Fund, and that the Company and the Fund are and have been in material compliance with the Operating Agreement. However, there can be no assurance that the ACC or others will not assert otherwise, that the ACC will not seek to impose fines, limitations or prohibitions relating to the Company’s or its affiliates’ business activities, or other remedies, any of which could harm our operations. Further, even if that is not the case, the Company or its affiliates, including us, may incur significant legal and other defense costs in respect of this matter.

The income tax returns of the Companies have not been examined by taxing authorities and all statutorily open years remain subject to examination.

IMH is involved in a dispute regarding legal fees associated with prior litigation. IMH has accrued a payable for these fees in the amount of $100 and the ultimate liability associated with this litigation, if any, is not expected to exceed the amount accrued.

IMH is involved in litigation in the ordinary course of business. Management believes that the ultimate disposition of these matters will not have a material adverse effect on IMH’s financial position, results of operations, or liquidity. Accordingly, no provision has been made in the accompanying consolidated financial statements for losses, if any, that might result from the ultimate resolution of these matters.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The amended and restated certificate of incorporation of IMH Financial Corporation provides for the limitation of liability and indemnification of our directors to the fullest extent provided by the DGCL, as it exists or may hereafter be amended.

Under Section 102(b)(7) of the DGCL, a corporation’s certificate of incorporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

In addition, Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of his service as director, officer, employee or agent of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in Section 145(a) or Section 145(b) of the DGCL or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, provided that indemnification provided for by Section 145 of the DGCL or granted pursuant thereto shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145 of the DGCL.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

Exhibit Number	Description
2**	Agreement and Plan of Merger, by and among IMH Secured Loan Fund, LLC, IMH Financial Corporation, Investors Mortgage Holdings Inc. and its Stockholders, and IMH Holdings, LLC and its Members is included as Annex A to the consent solicitation/prospectus that is part of this Registration Statement.
3.1**	Form of Amended and Restated Certificate of Incorporation included as Annex B to the consent solicitation/prospectus that is a part of this Registration Statement and is incorporated herein by reference.
3.1.1	IMH Secured Loan Fund, LLC Certificate of Formation (incorporated by reference to Exhibit 3.1 of the Annual Report on Form 10-K, File No. 000-52611, filed on March 31, 2008).
3.2**	Form of Bylaws included as Annex C to the consent solicitation/prospectus that is a part of this Registration Statement and is incorporated herein by reference.
4.1	IMH Secured Loan Fund, LLC Restated Limited Liability Company Operating Agreement (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form 10, File No. 000-52611, filed on April 30, 2007).
4.3	Form Subscription Agreement (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form 10, File No. 000-52611, filed on April 30, 2007).
4.4**	2010 IMH Financial Corporation Employee Stock Incentive Plan (included as Annex D).
5.1**	Form of Opinion of O’Melveny & Myers LLP as to the legality of the securities being issued and is incorporated herein by reference.
23.1*	Consent of BDO Seidman, LLP.
23.2*	Consent of Clifton Gunderson LLP.
23.3**	Consent of O’Melveny & Myers LLP (included within Exhibit 5.1 thereto and incorporated herein by reference).
24.1	Powers of Attorney (included in signature pages)
99.1*	Form of Consent

*	Filed herewith.
**	To be filed by amendment.

(b) Financial Statement Schedules

Financial statement schedules are included in the financial statements included in the consent solicitation/prospectus.

ITEM 22. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes as follows:

(1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form; and

(2) that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, IMH Financial Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Scottsdale, Arizona, on December 29, 2009.

IMH FINANCIAL CORPORATION
By: /s/ SHANE ALBERS Shane Albers Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Shane Albers, William Meris and Steven Darak, and each of them, his or her attorneys-in-fact, each with full power of substitution for him or her in any and all capacities, to sign any amendments to this Registration Statement, including any and all pre-effective and post-effective amendments and to file such amendments thereto, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SHANE ALBERS Shane Albers	Chief Executive Officer/ (Principal Executive Officer)	December 29, 2009
/s/ WILLIAM MERIS William Meris	President	December 29, 2009
/s/ STEVEN DARAK Steven Darak	Chief Financial Officer (Principal Financial and Accounting Officer)	December 29, 2009

EXHIBIT INDEX

Exhibit Number	Description
2**	Agreement and Plan of Merger, by and among IMH Secured Loan Fund, LLC, IMH Financial Corporation, Investors Mortgage Holdings Inc. and its Stockholders, and IMH Holdings, LLC and its Members is included as Annex A to the consent solicitation/prospectus that is part of this Registration Statement.
3.1**	Form of Amended and Restated Certificate of Incorporation included as Annex B to the consent solicitation/prospectus that is a part of this Registration Statement and is incorporated herein by reference.
3.1.1	IMH Secured Loan Fund, LLC Certificate of Formation (incorporated by reference to Exhibit 3.1 of the Annual Report on Form 10-K, File No. 000-52611, filed on March 31, 2008).
3.2**	Form of Bylaws included as Annex C to the consent solicitation/prospectus that is a part of this Registration Statement and is incorporated herein by reference.
4.1	IMH Secured Loan Fund, LLC Restated Limited Liability Company Operating Agreement (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form 10, File No. 000-52611, filed on April 30, 2007).
4.3	Form Subscription Agreement (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form 10, File No. 000-52611, filed on April 30, 2007).
4.4	2010 IMH Financial Corporation Employee Stock Incentive Plan (included as Annex D).
5.1**	Form of Opinion of O’Melveny & Myers LLP as to the legality of the securities being issued and is incorporated herein by reference.
23.1*	Consent of BDO Seidman, LLP.
23.2*	Consent of Clifton Gunderson LLP.
23.3**	Consent of O’Melveny & Myers (included within Exhibit 5.1 thereto and incorporated herein by reference).
24.1	Powers of Attorney (included in signature pages)
99.1*	Form of Consent

*	Filed herewith.
**	To be filed by amendment.